Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential amended draft submitted to the Securities and Exchange Commission on March 12, 2019. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UBER TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	45-2647441
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1455 Market Street, 4th Floor

San Francisco, California 94103

(415) 612-8582

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Nelson Chai

Chief Financial Officer

Uber Technologies, Inc.

1455 Market Street, 4th Floor

San Francisco, California 94103

(415) 612-8582

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Tony West Keir Gumbs Uber Technologies, Inc. 1455 Market Street, 4th Floor San Francisco, California 94103 (415) 612-8582
David Peinsipp Siana Lowrey Andrew Williamson Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Eric W. Blanchard Kerry S. Burke Brian K. Rosenzweig Covington & Burling LLP 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Alan F. Denenberg Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

In accordance with the policy pronouncements of the staff of the U.S. Securities and Exchange Commission, we are omitting from this draft registration statement our consolidated financial statements as of and for the nine months ended September 30, 2017 and 2018 and as of and for the year ended December 31, 2013 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time we file this registration statement publicly. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such public filing.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2019

            Shares

COMMON STOCK

Uber Technologies, Inc. is offering              shares of its common stock, and the selling stockholders identified in this prospectus are offering              shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $              and $              per share.

We intend to apply to list our common stock on the                under the symbol “UBER.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Uber	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of common stock from us solely to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2019.

MORGAN STANLEY

                    , 2019

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

uber

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

6 Continents
3 Platform Offerings
700+ Cities
82M MAPCs
10M Trips a day
$69B Paid to Drivers
Our mission is to ignite opportunity by setting the world in motion.
Doors are always opening.
Trips a day for the year ended December 31, 2017. All other data as of September 30, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

10 Billion Trips
10B Trips
September 2018
12 months later (+5B)
5B Trips
September 2017
11 months later (+5B)
3B Trips
October 2016
7 months later (+1B)
1B Trips
March 2016
5 years after launch (+1B)
2012 2013 2014 2015 2016 2017 2018

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information other than the information contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus applicable to those jurisdictions.

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

GLOSSARY

Key Terms for Our Business

Consumer or end-user. Consumer or end-user refers to a platform user who transacts on our platform to take a Ridesharing or New Mobility ride or to order an Uber Eats meal.

Driver. Driver refers to an independent driver or courier who uses our platform to provide Ridesharing services, Uber Eats services, or both. The number of Drivers in a quarterly period is defined as the number of Drivers who provided a ride or delivered a meal on our platform at least once in a given month, averaged over each month in the quarter.

Minority-owned affiliates. Minority-owned affiliates refers to Didi, Grab, and our Yandex.Taxi joint venture.

New Mobility. New Mobility refers to products in our Personal Mobility offering that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters.

Offerings. Offerings refer to our Personal Mobility, Uber Eats, and Uber Freight offerings.

Partner. Partner refers to any one of a Driver, restaurant, or shipper, all of whom are our customers.

Personal Mobility. Personal Mobility refers to our offering that includes our Ridesharing and New Mobility products.

Platform user. Platform user refers to any user of our platform, including Drivers, consumers, restaurants, shippers, and carriers.

Ridesharing. Ridesharing refers to products in our Personal Mobility offering that connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws, motorbikes, minibuses, or taxis.

Key Terms for Our Key Metrics and Non-GAAP Financial Measure

Unless otherwise noted, all of our key metrics exclude historical results from China (which are included as discontinued operations in our audited consolidated financial statements), Russia and the Commonwealth of Independent States (“Russia/CIS”), and Southeast Asia, geographies where we previously had operations and where we now participate solely through our minority-owned affiliates.

Adjusted EBITDA is a non-GAAP financial measure. For more information about how we use this non-GAAP financial measure in our business, the limitations of this measure, and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, please see the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

2018 Divested Operations. We define 2018 Divested Operations as our operations in (i) Russia/CIS prior to the consummation of our Yandex.Taxi joint venture and (ii) Southeast Asia prior to the sale of those operations to Grab.

Adjusted EBITDA. We define Adjusted EBITDA as net loss, excluding (i) income from discontinued operations, net of income taxes, (ii) provision for (benefit from) income taxes, (iii) interest income, (iv) interest expense, (v) realized foreign exchange losses, net, (vi) unrealized foreign exchange gains (losses), net, (vii) other, net, (viii) depreciation and amortization, (ix) stock-based compensation expense, (x) non-routine

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

legal, tax, and regulatory reserves and settlements, (xi) asset impairment/loss on sale of assets, (xii) acquisition and financing related expenses, and (xiii) restructuring charges.

Core Platform. Core Platform refers to one of the two operating segments that we use to manage our business. Core Platform consists primarily of Ridesharing and Uber Eats.

Core Platform Adjusted Net Revenue. We define Core Platform Adjusted Net Revenue as Core Platform revenue (i) less excess Driver incentives, (ii) less Driver referrals, and (iii) excluding the impact of our 2018 Divested Operations. We believe that Core Platform Adjusted Net Revenue is informative of our Core Platform top line performance because it measures the total net financial activity reflected in the amount generated by our Core Platform after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization, and Driver referrals are recorded in sales and marketing expenses. These amounts largely depend on our business decisions. We include these amounts in Core Platform Adjusted Net Revenue as it is useful to evaluate how increasing or decreasing incentives would impact our Core Platform top line performance, and the overall net financial activity between us and our customers, which ultimately impacts our Take Rate. Core Platform Adjusted Net Revenue is lower than Core Platform revenue in all reported periods in this prospectus.

Core Platform Contribution Margin. We define Core Platform Contribution Margin as Core Platform Contribution Profit (Loss) as a percentage of Core Platform Adjusted Net Revenue. Core Platform Contribution Margin demonstrates the margin that we generate after direct expenses and we believe that it is a useful indicator of the economics of our Core Platform, as it does not include indirect unallocated research and development and general and administrative expenses (including expenses for our Advanced Technologies Group and Advanced Programs).

Core Platform Contribution Profit (Loss). We define Core Platform Contribution Profit (Loss) as Core Platform revenue less the following direct costs and expenses of our Core Platform: (i) cost of revenue, exclusive of depreciation and amortization; (ii) operations and support; (iii) sales and marketing; (iv) research and development; and (v) general and administrative. Core Platform Contribution Profit (Loss) also reflects any applicable exclusions from Adjusted EBITDA and excludes the impact of our 2018 Divested Operations.

Driver or restaurant earnings. Driver or restaurant earnings refer to the net portion of the fare or the net portion of the order value that a Driver or a restaurant retains, respectively.

Driver incentives. Driver incentives refer to payments that we make to Drivers, which are separate from and in addition to the Driver’s portion of the fare paid by the consumer. For example, Driver incentives could include payments we make to Drivers should they choose to take advantage of an incentive offer and complete a consecutive number of trips or a cumulative number of trips on the platform over a defined period of time. Driver incentives are recorded as a reduction of revenue to the extent they are not excess Driver incentives (as defined below).

Driver referrals. Driver referrals refer to payments that we make to existing Drivers to refer new Drivers onto our platform. Driver referrals are recorded in sales and marketing expenses, as they represent the receipt of a distinct service of customer acquisition for which there is evidence of fair value.

Excess Driver incentives. Excess Driver incentives refer to cumulative payments, including incentives but excluding Driver referrals, to a Driver that exceed the cumulative revenue that we recognize from a Driver with no future guarantee of additional revenue. Cumulative payments to a Driver could exceed cumulative revenue from a Driver as a result of Driver incentives or when the amount paid to a Driver for a Trip exceeds the fare charged to the consumer. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Gross Bookings. We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of Ridesharing and New Mobility rides, Uber Eats meal deliveries, and amounts paid by shippers for Uber Freight shipments, in each case without any adjustment for consumer discounts and refunds, Driver and restaurant earnings, and Driver incentives. Gross Bookings do not include tips earned by Drivers.

Monthly Active Platform Consumers (“MAPCs”). We define MAPCs as the number of unique consumers who completed a Ridesharing or New Mobility ride or received an Uber Eats meal on our platform at least once in a given month, averaged over each month in the quarter. MAPCs presented for an annual period are MAPCs for the fourth quarter of the year.

Other Bets. Other Bets refers to one of the two operating segments that we use to manage our business. Other Bets in 2017 consisted primarily of Uber Freight and in 2018 will include New Mobility.

Take Rate. We define Take Rate as Core Platform Adjusted Net Revenue as a percentage of Core Platform Gross Bookings.

Trips. We define Trips as the number of completed consumer Ridesharing or New Mobility rides and Uber Eats meal deliveries in a given period. For example, an UberPOOL ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

LETTER FROM DARA KHOSROWSHAHI, CHIEF EXECUTIVE OFFICER

Ten years ago, Uber was born out of a watershed moment in technology. The rise of smartphones, the advent of app stores, and the desire for on-demand work supercharged Uber’s growth and created an entirely new standard of consumer convenience. What began as “tap a button and get a ride” has become something much more profound: ridesharing and carpooling; food delivery and freight; electric bikes and scooters; and a future of self-driving cars and urban aviation.

Of course, in getting from point A to point B we didn’t always get everything right. Some of the attributes that made Uber a wildly successful startup—a fierce sense of entrepreneurialism, our willingness to take risks that others might not, and that famous Uber hustle—led to missteps along the way. In fact, when I joined Uber as CEO, many people asked me why I would leave the stability of my previous job for one that was anything but. My answer was simple: Uber is a once-in-a-generation company, and the opportunity ahead of it is enormous.

Today, Uber accounts for less than one percent of all miles driven globally. Just a small percentage of people in countries with Uber have ever used it. And we are still barely scratching the surface when it comes to huge industries like food and logistics, and how the future of urban mobility will reshape cities for the better.

Building this platform has required a willingness to challenge orthodoxies and reinvent—sometimes even disrupt—ourselves. Over the last decade, as the needs and preferences of our customers have changed, we’ve changed too. Now, we’re becoming something different once again: a public company.

Taking this step means that we have even greater responsibilities—to our shareholders, our customers, and our colleagues. That’s why, over the past 18 months, we have improved our governance and Board oversight; built a stronger and more cohesive management team; and made the changes necessary to ensure our company culture rewards teamwork and encourages employees to commit for the long term.

Because we are not even one percent done with our work, we will operate with an eye toward the future. We will optimize for the happiness and loyalty of both riders and drivers rather than marginal trip growth. And we will not shy away from making short-term financial sacrifices where we see clear long-term benefits.

Our continued success will come from stellar execution and the strength of the platform we have worked so hard to build. Our network spans tens of millions of consumers and partners and represents one of the world’s largest platforms for independent work. Our engineering and product teams are solving some of the most difficult problems at the intersection of the physical and digital worlds. And our on-the-ground operations teams let us build and run our business as true citizens of the cities we serve.

I want to close with my commitment to you: I won’t be perfect, but I will listen to you; I will ensure that we treat our customers, our colleagues, and our cities with respect; and I will run our business with passion, humility, and integrity.

Dara

v

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully before making an investment decision. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Uber,” the “company,” “we,” “our,” “us,” or similar terms in this prospectus to refer to Uber Technologies, Inc. and, where appropriate, our consolidated subsidiaries.

UBER TECHNOLOGIES, INC.

Overview

Our mission is to ignite opportunity by setting the world in motion.

We believe deeply in our bold mission. Every minute of every day, consumers and Drivers on our platform can tap a button and get a ride or tap a button and get a fare. We revolutionized personal mobility with Ridesharing, and we are leveraging our platform to redefine the massive meal delivery and logistics industries. While we have had unparalleled growth at scale, we are just getting started: only 2% of the population in the 63 countries where we operate used our offerings in the quarter ended September 30, 2018, based on MAPCs.

The foundation of our platform is our massive network, leading technology, operational excellence, and product expertise. Together, these elements power movement from point A to point B.

•

Massive network. Our massive, efficient, and intelligent network consists of tens of millions of Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In over 700 cities around the world, our network powers movement at the touch of a button for millions, and we hope eventually billions, of people.

•

Leading technology. We have built proprietary marketplace, routing, and payments technologies. Marketplace technologies are the core of our deep technology advantage and include demand prediction, matching and dispatching, and pricing technologies.

•

Operational excellence. Our on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products in cities, support Drivers, consumers, restaurants, shippers, and carriers, and build and enhance relationships with cities and regulators.

•

Product expertise. Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

Our Personal Mobility, Uber Eats, and Uber Freight platform offerings each address large, fragmented markets.

Personal Mobility

Our Personal Mobility offering includes Ridesharing and New Mobility. Ridesharing refers to products that connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws,

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motorbikes, minibuses, or taxis. New Mobility refers to products that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters. We aim to provide everyone, everywhere on our platform with access to a safe, reliable, affordable, and convenient trip within a few minutes of tapping a button. In the quarter ended September 30, 2018, the average wait time for a rider to be picked up by a Driver was four minutes. In addition to powering movement for riders, our platform powers opportunity for Drivers, fueling the future of independent work by providing Drivers with a reliable and flexible way to earn money.

We are committed to providing consumers with access to the best personal mobility options to meet their needs. We are investing in new modes of transportation that enable us to address a wider range of consumer use cases and represent a significant opportunity to bring additional trips onto our platform. For example, according to the U.S. Department of Transportation, trips of less than three miles accounted for 46% of all U.S. vehicle trips in 2017. We believe that dockless e-bikes and e-scooters address many of these use cases and will replace a portion of these vehicle trips over time, particularly in urban environments that suffer from substantial traffic during peak commuting hours.

The rapid growth and scale of our Ridesharing products, which to date have accounted for virtually all of our Personal Mobility offering, demonstrates the size of our opportunity:

•	Revenue derived from our Ridesharing products grew from $3.5 billion in 2016 to $6.9 billion in 2017.

•	Gross Bookings derived from our Ridesharing products grew from $18.8 billion in 2016 to $31.4 billion in 2017.

•	Consumers traveled 12.3 billion miles on our platform in 2017.

We believe that Personal Mobility represents a vast, rapidly growing, and underpenetrated market opportunity. We operate our Personal Mobility offering in 63 countries with an aggregate population of 4.1 billion people. Through our Personal Mobility offering, we estimate that our platform served 2% of the population in these countries based on MAPCs in the quarter ended September 30, 2018. We estimate that people traveled 4.7 trillion vehicle miles in trips under 30 miles in these countries in 2017, of which the 12.3 billion traveled on our platform represent less than 0.3% penetration.

We believe that our Personal Mobility market share and ridesharing category position are key indicators of our progress towards our massive market opportunity. We calculate our Personal Mobility market share in a given region by dividing our Personal Mobility Gross Bookings by our estimates of the addressable market in dollars for miles traveled in the region. We estimate the size of the addressable market by multiplying vehicle miles traveled by the cost per mile of personal vehicle ownership for trips greater than three miles, and by the weighted-average cost per mile of personal vehicle ownership and public transportation for trips under three miles. See the section titled “Business—Our Market Opportunity” for more information. Based on this estimate, our Personal Mobility market share is less than 1% in every major region of the world where we operate.

We calculate our ridesharing category position within a given region by dividing our Ridesharing Gross Bookings by our estimates of total ridesharing Gross Bookings generated by us and other companies with similar ridesharing products. Based on these estimates, we have a leading ridesharing category position in every major region of the world where we operate, as shown in the graphic below. We also participate in certain regions through our minority-owned affiliates and intend to maintain our interests in these minority-owned affiliates to participate in the expected growth of ridesharing and other modes of personal mobility in the regions where they operate.

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Our Global Footprint

Percentages are based on our internal estimates using our currently available information. For more detail on ownership stakes, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Minority-Owned Affiliates.”

Uber Eats

Our Uber Eats offering allows consumers to search for and discover local restaurants, order a meal at the touch of a button, and have the meal delivered reliably and quickly. We launched our Uber Eats app just over three years ago, and we believe that Uber Eats has grown to be the largest meal delivery platform in the world outside of China based on Gross Bookings. We believe that our scale enables the average delivery time for Uber Eats to be faster than the average delivery time for our competitors. We believe that Uber Eats not only leverages, but also increases, the supply of Drivers on our network. For example, Uber Eats enables Ridesharing Drivers to increase their utilization and earnings by accessing additional demand for trips during non-peak Ridesharing times. Uber Eats also expands the pool of Drivers by enabling people who are not Ridesharing Drivers or who do not have access to Ridesharing-qualified vehicles to deliver meals on our platform. In addition to benefiting Drivers and consumers, Uber Eats provides restaurants with an instant mobile presence and efficient delivery capability, which we believe generates incremental demand and improves margins for restaurants by enabling them to serve more consumers without increasing their existing front-of-house expenses. Of the 82 million MAPCs on our platform, over 11 million received a meal using Uber Eats in the quarter ended September 30, 2018, tapping into our network of 170,000 restaurants in more than 400 cities globally.

In connection with our transactions with Grab and Yandex, we contributed our meal delivery offerings in Southeast Asia and Russia/CIS to Grab and our Yandex.Taxi joint venture, respectively, including our partnerships with certain significant global restaurant chains with operations in those markets. We expect to benefit from continued growth of the meal delivery industry in the regions where our minority-owned affiliates operate.

Uber Freight

We believe that our Uber Freight business is revolutionizing the logistics industry. Uber Freight leverages our proprietary technology, brand awareness, and experience revolutionizing industries to create a transparent, on-demand marketplace that seamlessly connects shippers and carriers.

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The freight industry today is highly fragmented and deeply inefficient. It can take several hours, sometimes days, for shippers to find a truck and driver for shipments, with most of the process conducted over the phone or by fax. Uber Freight greatly reduces friction in the logistics industry by providing an on-demand platform to automate and accelerate logistics transactions end-to-end. Uber Freight connects carriers with the most appropriate shipments available on our platform, and gives carriers upfront, transparent pricing and the ability to book a shipment with the touch of a button.

We serve shippers ranging from small- and medium-sized businesses to global enterprises by enabling them to create and tender shipments with a few clicks, secure capacity on demand with upfront pricing, and track those shipments in real-time from pickup to delivery. We believe that all of these factors represent significant efficiency improvements over traditional freight brokerage providers. Since Uber Freight’s public launch in May 2017, we have contracted with over 36,000 carriers that in aggregate have more than 400,000 drivers and have served over 1,000 shippers, including global enterprises such as Anheuser-Busch InBev, Niagara, Land O’Lakes, and Colgate-Palmolive. Uber Freight has grown to over $             million in revenue for the quarter ended December 31, 2018.

Platform Synergies

We intend to continue to invest in new platform offerings that we believe will further strengthen our platform and existing offerings and fuel multiple virtuous cycles of growth.

We can rapidly launch and scale platform products and offerings by leveraging our massive network, leading technology, operational excellence, and product expertise. Furthermore, each new product adds nodes to our network and strengthens these shared capabilities, enabling us to launch and invest in additional products more efficiently. For example, Uber Eats is used by many of the same consumers, is built on our existing technology stack, and has grown by leveraging many of the same local operations teams as our Ridesharing products. Similarly, in cities where we already operate, we can more efficiently launch other products and offerings, such as dockless e-bikes and e-scooters, by leveraging our existing network of Drivers and consumers and on-the-ground operations teams. As evidence of the power of our platform, Uber Eats grew to $             billion in Gross Bookings for the quarter ended December 31, 2018, just over three years following the launch of the Uber Eats app, which we believe makes our Uber Eats offering the largest meal delivery platform in the world outside of China. In addition, each new product or offering enables us to invest more efficiently because we share innovations and investments across our platform offerings. These synergies effectively lower our costs and allow us to invest in a scalable way that becomes increasingly efficient as we grow with each new product or offering.

Each platform offering also increases the value of our platform to platform users, enabling us to attract new platform users and to deepen engagement with existing platform users. Both of these dynamics grow our network scale and liquidity, which further increases the value of our platform to platform users. For example, Uber Eats attracts new consumers to our network – in the quarter ended December 31, 2018,         % of first-time Uber Eats consumers were new to our platform. Additionally, in the quarter ended December 31, 2018, consumers who used both Personal Mobility and Uber Eats had          Trips per month on average, compared to          Trips per month on average for consumers who used a single offering in cities where both Personal Mobility and Uber Eats are offered. Similarly, having multiple offerings increases our engagement with Drivers. For example, with Uber Eats, Ridesharing Drivers can access additional demand for trips during non-peak Ridesharing times to increase their utilization and earnings. We believe that these trends will continue as we further expand Uber Eats from more than 400 cities into the 690 cities where we already offer Personal Mobility.

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The strength of our leading platform is demonstrated by our performance:

•	There were 82 million MAPCs for the quarter ended September 30, 2018.

•	There were 1.3 billion Trips on our platform for the quarter ended September 30, 2018.

•	There were 3.5 million Drivers on our platform for the quarter ended September 30, 2018.

•	Drivers have earned over $68.9 billion on our platform since 2015, as well as $900 million in tips since we introduced in-app tipping for Drivers in July 2017, in each case through September 30, 2018.

•

We had a     % Core Platform Contribution Margin in 2018. See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Contribution Margin” for additional information.

In 2017, Gross Bookings grew to $34.4 billion, up 79% from $19.2 billion in 2016. Over the same period, revenue reached $7.9 billion, up 106% from $3.8 billion the prior year. Core Platform Adjusted Net Revenue was $7.2 billion in 2017, up 123% from $3.2 billion in 2016. Net loss was $4.0 billion in 2017 and $370 million in 2016. Adjusted EBITDA was $(2.6) billion in 2017 and $(2.5) billion in 2016. See the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for additional information and a reconciliation of net loss to Adjusted EBITDA.

How We Approach the Future

We are on a new path forward with the hiring of our Chief Executive Officer Dara Khosrowshahi in September 2017 following many challenges regarding our culture, workplace practices, and reputation. In addition to hiring our Chief Executive Officer, we have revamped our senior executive team, hiring respected leaders with extensive public and private sector experience, including our Chief Financial Officer Nelson Chai, Chief Operating Officer Barney Harford, Chief Legal Officer Tony West, Chief People Officer Nikki Krishnamurthy, Chief Diversity and Inclusion Officer Bo Young Lee, Chief Trust and Security Officer Matt Olsen, and Chief Compliance and Ethics Officer Scott Schools. Our leadership team has sought to reform our culture fundamentally by improving our governance structure, strengthening our compliance program, creating and embracing new cultural norms, committing to diversity and inclusion, and rebuilding our relationships with employees, Drivers, consumers, cities, and regulators.

We have significantly improved our governance structure and are adopting policies that are similar to those adopted by leading Fortune 500 companies, and we believe these governance improvements will benefit our performance. We built a seasoned, qualified board of directors with the addition of new independent directors in 2017 and 2018, including Ursula Burns, Wan Ling Martello, Ronald Sugar, and John Thain. We divided the roles of Chairperson and Chief Executive Officer and appointed Dr. Sugar as independent Chairperson. We replaced our supervoting structure with a one-share, one-vote structure. We believe that these continuing governance changes will help us to scale our business responsibly, effectively manage risk, and act with integrity and accountability to all stakeholders. We believe that going public will further enhance our transparency with shareholders, regulators, and government officials.

We are committed to building a best-in-class compliance program. We have made tremendous progress in creating a program that is designed to prevent and detect violations of corporate policy, law, and regulations. We continue to enhance our compliance and ethics program by conducting top-down risk assessments and developing policies and practices customized for our growing and evolving global business.

We place diversity and inclusion at the core of everything we do. We strive to create a workplace that is inclusive of everyone, where every person can be authentic, and where that authenticity is celebrated as a

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strength. In pursuit of that goal, our senior leadership team sponsors and provides resources to our employee resource groups (“ERGs”), which are created and operated by our employees, and which are constantly working to further build and improve our culture.

We embrace the future with optimism, and we work towards our mission based on eight cultural norms. Our team came together to write these norms from the ground up to reflect who we are and where we are going.

•	We do the right thing. Period.

•	We build globally, we live locally. We harness the power and scale of our global operations to deeply connect with the cities, communities, drivers, and riders that we serve every day.

•

We are customer obsessed. We work tirelessly to earn our customers’ trust and business by solving their problems, maximizing their earnings, or lowering their costs. We surprise and delight them. We make short-term sacrifices for a lifetime of loyalty.

•

We celebrate differences. We stand apart from the average. We ensure people of diverse backgrounds feel welcome. We encourage different opinions and approaches to be heard, and then we come together and build.

•

We act like owners. We seek out problems, and we solve them. We help each other and those who matter to us. We have a bias for action and accountability. We finish what we start, and we build Uber to last. And when we make mistakes, we’ll own up to them.

•	We persevere. We believe in the power of grit. We don’t seek the easy path. We look for the toughest challenges, and we push. Our collective resilience is our secret weapon.

•

We value ideas over hierarchy. We believe that the best ideas can come from anywhere, both inside and outside our company. Our job is to seek out those ideas, to shape and improve them through candid debate, and to take them from concept to action.

•	We make big bold bets. Sometimes we fail, but failure makes us smarter. We get back up, we make the next bet, and we go!

We are committed to using a proactive and collaborative approach with regulators. As a result, we are rebuilding and strengthening our relationships with regulators around the world and engaging in an ongoing, constructive dialogue. For example, in Berlin and Munich, we have actively worked with regulators to introduce eco-friendly products, such as dockless e-bikes and our all-electric vehicle product, Uber Green, to help those cities decrease air pollution, reduce urban congestion, and increase access to clean transportation options. Additionally, in 2018, we partnered with officials in the province of Mendoza, Argentina to design the country’s first ridesharing regulations. We believe that this long-term collaborative approach will enable us to drive positive legislative change and allow people all over the globe to benefit from modern and efficient transportation options.

We strengthened our commitment to Drivers as part of our new path forward. In June 2017, we launched our Driver-focused “180 Days of Change” campaign, during which we created 38 new features and improvements for Drivers, crafted specifically to address their feedback. These improvements, which include tipping, two-minute cancellation times, Driver destinations, 24/7 phone support, long-trip notifications, and live rider locations, were initially launched in the United States and we are continuing to roll these improvements out globally. We have created an “Early Tester Program” for Drivers to try features and updates before they are widely available, and we continue to prioritize and promote good Driver relations. In November 2018, we introduced a Driver rewards program, Uber Pro, in beta mode in eight cities in the United States. We expect Uber Pro to provide Drivers with the opportunity to increase their earnings, receive discounts on vehicle maintenance

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and gas, and receive full tuition reimbursement to complete courses toward an undergraduate degree or a non-degree certificate through Arizona State University Online.

It is a new day at Uber.

Our Platform

Massive Network

We have a massive, efficient, and intelligent network consisting of tens of millions of Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In over 700 cities around the world, our network powers movement at the touch of a button for millions, and we hope eventually billions, of people. We have massive network scale and liquidity, with 1.3 billion Trips and an average wait time of four minutes for a rider to be picked up by a Driver in the quarter ended September 30, 2018. Every node we add to our network increases liquidity, and we intend to continue to add more Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters. We also hope to add autonomous vehicles, delivery drones, and vertical takeoff and landing vehicles to our network, along with other future innovations.

Our strategy is to create the largest network in each market so that we can have the greatest liquidity network effect, which we believe leads to a margin advantage.

•	Starting with supply to create a liquidity network effect.

Liquidity Network Effect

More Drivers Driver Supply More Rides Per Hour and Higher Earnings For Drivers More Riders Lower Wait Times And Fares More Liquidity

•

Increasing scale, creating category leadership and a margin advantage. We can choose to use incentives, such as promotions for Drivers and consumers, to attract platform users on both sides of our network, which can result in a negative margin until we reach sufficient scale to reduce incentives. In certain markets, other operators may use incentives, and we will generally choose to match these incentives, even if it results in a negative margin, to compete effectively and grow our business. Generally, for a given geographic market, we believe that the operator with the larger network will have a higher margin than the operator with the smaller network. To the extent that competing ridesharing category participants choose to shift their strategy towards shorter-term profitability by

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reducing their incentives or employing other means of increasing their take rate, we believe that we would not be required to invest as heavily in incentives given the impact of price and Driver earnings on consumer and Driver behavior, respectively. In addition to competing against ridesharing category participants, we also expect to continue to use Driver and consumer incentives to grow our business relative to lower-priced alternatives, such as personal vehicle ownership, and to maintain balance between Driver supply and consumer demand.

Leading Technology

Our technology manages dynamic, real-world interactions every second of every day. We have built proprietary marketplace, routing, and payments technologies.

•

Marketplace technologies. Our marketplace technologies comprise the real-time algorithmic decision engine that matches supply and demand for our Personal Mobility, Uber Eats, and Uber Freight offerings.

–

Demand prediction. Our proprietary demand prediction engine uses data to predict when and where peak ride and meal order volume will occur, allowing us to manage supply and demand in a city efficiently.

–	Matching and dispatching. Our proprietary matching and dispatching algorithms generate more than 30 million match pair predictions per minute.

–

Pricing. Our technology sets product pricing in real-time at a local level. In areas and times of high demand, we deploy dynamic pricing to help restore balance between Driver supply and consumer demand. Dynamic pricing helps to balance demand during our busiest times so that a reliable ride is always within reach.

•	Routing technologies. We use advanced routing algorithms to build a carefully optimized system capable of handling hundreds of thousands of ETA requests per second.

•	Payments technologies. We have developed a robust payments infrastructure that includes flexible, secure, and trusted payment options.

Operational Excellence

Our on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products, support Drivers, consumers, and restaurants, and build and enhance relationships with cities and regulators.

•

Local presence, global knowledge. We have local operations teams in the majority of our markets. These on-the-ground teams enable us to better understand and contribute to the local communities that we serve. For example, as we expand dockless e-bikes and e-scooters into new cities, we can leverage our local operations teams to more efficiently launch in a given market.

•

Platform user support. We are committed to providing reliable, on-the-ground support for Drivers and consumers, including 24/7 phone support in the United States and certain other markets for Drivers and in-app support for consumers. Our operations teams also partner with local officials to develop initiatives and programs to benefit platform users and cities.

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Product Expertise

Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

•	On-demand experience. We design mobile-native products that have defined the on-demand experience to power movement.

•

Contextual, intuitive interface. We aim to provide products that are consistent and easy-to-use for all platform users. We combine a sleek and seamless user interface with our artificial intelligence and machine learning capabilities to create a sophisticated yet user-friendly experience.

•	Continuous, iterative feature and function development. By leveraging our network scale, we rapidly introduce and iterate new products and features in multiple markets across the globe.

•

Safety and trust. We design our products to include robust safety tools for all platform users. For example, in 2018, we launched our Safety Toolkit, which allows both Drivers and consumers to access a menu of safety features directly from the home screen of our app. We have a two-way ratings system that enables both Drivers and consumers to rate each other, which increases accountability on our platform.

Our Autonomous Driving Strategy

We are investing in technology to power the next generation of transportation. Our Advanced Technologies Group (“ATG”) focuses on developing autonomous vehicle technologies, which we believe have the long-term potential to provide safer and more efficient rides and deliveries to consumers, as well as lower prices. ATG was established in 2015 in Pittsburgh with 40 researchers from Carnegie Robotics and Carnegie Mellon University. ATG has primary engineering offices in Pittsburgh, San Francisco, and Toronto with over 1,000 employees. ATG has built over 250 self-driving vehicles, collected data from millions of autonomous vehicle testing miles, and completed tens of thousands of passenger trips. Along the way to a potential future autonomous vehicle world, we believe that there will be a long period of hybrid autonomy, in which autonomous vehicles will be deployed gradually against specific use cases while Drivers continue to serve most consumer demand. As we solve specific autonomous use cases, we will deploy autonomous vehicles against them. Such situations may include trips along a standard, well-mapped route in a predictable environment in good weather. In other situations, such as those that involve substantial traffic, complex routes, or unusual weather conditions, we will continue to rely on Drivers. Moreover, high-demand events, such as concerts or sporting events, will likely exceed the capacity of a highly utilized, fully autonomous vehicle fleet and require the dynamic addition of Drivers to the network in real time. Our on-the-ground operations teams will be critical to maintaining reliable supply for such high-demand events. Deciding which trip receives a vehicle driven by a Driver and which receives an autonomous vehicle, and deploying both in real time while maintaining liquidity in all situations, is a dynamic that we believe is imperative for the success of an autonomous vehicle future. Accordingly, we believe that we will be uniquely suited for this dynamic during the expected long hybrid period of co-existence of Drivers and autonomous vehicles. Drivers are therefore a critical and differentiating advantage for us and will continue to be our valued partners for the long-term. We will continue to partner with original equipment manufacturers (“OEMs”) and other technology companies to determine how to most effectively leverage our network during the transition to autonomous vehicle technologies.

Our Market Opportunity

We address a massive opportunity in powering movement from point A to point B. The scope of our bold mission, unparalleled size of our global network, and breadth of our platform offerings lead to a very large market opportunity for us. We view our market opportunity in terms of a total addressable market (“TAM”), which we believe that we can address over the long-term, and a serviceable addressable market (“SAM”), which

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we currently address. As of the quarter ended September 30, 2018, we had Ridesharing operations in 63 countries with an aggregate population of 4.1 billion people. For additional information regarding our estimates and calculations, see the section titled “Market, Industry, and Other Data.”

Personal Mobility

Our Personal Mobility TAM consists of 11.9 trillion miles per year, representing an estimated $5.7 trillion market opportunity in 175 countries. We include all passenger vehicle miles and all public transportation miles in all countries globally in our TAM, including those we have yet to enter, except for the 20 countries that we address through our ownership positions in our minority-owned affiliates, over which we have no operational control other than approval rights with respect to certain material corporate actions. We estimate that these 20 countries represent an additional estimated market opportunity of approximately $0.5 trillion.

Our current Personal Mobility SAM consists of 3.9 trillion miles per year, representing an estimated $2.5 trillion market opportunity in 57 countries. We only include these 57 countries in our SAM as they are the countries where we operate today, other than the six countries identified below where we experience significant regulatory restrictions. We also include all miles traveled in passenger vehicles for trips under 30 miles in our SAM. We do not include miles from trips greater than 30 miles, as the vast majority of our trips are shorter than this distance. While we believe that a portion of our trips can be a substitute for public transportation, we exclude public transportation miles from our SAM given the price differential between the two modes of transportation.

We plan to grow our current SAM by expanding further into our six near-term priority countries, Argentina, Germany, Italy, Japan, South Korea, and Spain, where our ability to grow our Ridesharing operations to scale is currently and may continue to be limited by significant regulatory restrictions. We already offer certain Personal Mobility products such as livery vehicles, taxi partnerships, and dockless e-bikes in several of these countries, and hope to grow our presence in these six countries in the near future to the extent regulatory restrictions are reduced. For trips under 30 miles, we estimate that these six countries account for 0.8 trillion vehicle miles. We calculate the market opportunity of these 0.8 trillion vehicle miles to be $0.5 trillion. We refer to this opportunity, together with our current SAM, as our near-term SAM. Our near-term SAM consists of 4.7 trillion miles per year, representing an estimated $3.0 trillion market opportunity in 63 countries. We believe that we are just getting started: consumers only traveled 12.3 billion miles on our platform in 2017, implying a 0.3% penetration rate of our near-term SAM.

TAM: 175 Countries All Passenger Vehicle and Public Transport Trips 11.9Tn Miles $5.7Tn Passenger Vehicle Trips: 7.5Tn Miles $4.7Tn Public Transport: 4.4Tn Miles $1.0Tn Near-Term SAM: 63 Countries Passenger Vehicle Trips<30 Miles 4.7Tn Miles $3.0Tn Current SAM: 57 Countries Passenger Vehicle Trips< 30 Miles 3.9Tn Miles $2.5Tn Uber Personal Mobility Near-Term SAM Miles Penetration: 0.3%

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Meal Delivery

According to a third-party source, the global spend at retail restaurants, which include full-service restaurants, fast food, cafes and bars, and other restaurants, was $2.8 trillion in 2017. Of this amount, we believe that our Uber Eats offering addresses a SAM of $775 billion, the amount that consumers spent in 2017 on meals from home delivery, takeaway, and drive-through worldwide from these retail restaurants, including in the 19 countries we address through our ownership positions in our minority-owned affiliates. The home delivery market, which accounts for $158 billion of the opportunity, has grown 63% since 2013, significantly faster than the growth rate of the retail restaurant market, which grew 5% over the same period. We expect that the home delivery market will continue to grow as a result of the convenience that it provides consumers. We believe that we penetrated         % of this $775 billion market given our $                 billion of Uber Eats Gross Bookings for the year ended December 31, 2018.

We also believe that home delivery can address a portion of the $2.0 trillion eat-in restaurant spend, as more consumers choose to have prepared meals from restaurants delivered. Therefore, we estimate our TAM to be the entire $2.8 trillion consumer spend at retail restaurants. However, given that spend at eat-in restaurants is often tied to the dining experience, we do not expect to address all of the eat-in spending included in our TAM. A third-party source estimated grocery spend was $5.9 trillion in 2017. While we do not include grocery spend in the estimates for our TAM, we believe that Uber Eats can address a portion of the spending on groceries with our existing meal delivery product.

Uber Freight

According to the American Trucking Associations, businesses spent $700 billion on trucking in the United States in 2017, a total that we believe represents the SAM for our Uber Freight offering. Uber Freight currently addresses the brokerage portion of the United States market, which Armstrong & Associates estimates was $72 billion in 2017. We believe the business logistics market is moving towards an on-demand logistics model, as evidenced by the brokerage segment growing at a compound annual growth rate of over 11% from 1995 to 2017. We believe that we penetrated     % of this $700 billion market given our $                 million of Uber Freight Gross Bookings for the year ended December 31, 2018.

While Uber Freight currently operates only in the United States, we believe that we have the opportunity to scale our offering globally in the same way that we expanded our Personal Mobility and Uber Eats offerings. According to Armstrong & Associates, the global market for freight trucking represented a $3.8 trillion opportunity in 2017, representing our TAM as we believe that we will address an increasing portion of the market over time.

Our Growth Strategy

Key elements of our growth strategy include:

•	Increasing Ridesharing penetration in existing markets;

•	Expanding Personal Mobility into new markets;

•	Continuing to invest in and expand Uber Eats;

•	Leveraging our platform to launch new products;

•	Increasing Driver and consumer engagement;

•	Continuing to invest in and expand Uber Freight;

•	Continuing to innovate and transform our products to meet platform user needs; and

•	Investing in advanced technologies, including autonomous vehicle technologies.

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Summary Risk Factors

Investing in our common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any of which could have an adverse effect on our business financial condition, operating results, or prospects.

•

The personal mobility, meal delivery, and logistics industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region.

•

To remain competitive in certain markets, we have in the past lowered, and may continue to lower, fares or service fees, and we have in the past offered, and may continue to offer, significant Driver incentives and consumer discounts and promotions.

•

We have incurred significant net losses since inception, including in the United States and other major markets. We expect our operating expenses to increase significantly in the foreseeable future, and we may not achieve profitability.

•	Our business would be adversely affected if Drivers were classified as employees instead of independent contractors.

•

If we are unable to attract or maintain a critical mass of Drivers, consumers, restaurants, shippers, and carriers, whether as a result of competition or other factors, our platform will become less appealing to platform users.

•	Our workplace culture and forward-leaning approach created operational, compliance, and cultural challenges and our efforts to address these challenges may not be successful.

•

Maintaining and enhancing our brand and reputation is critical to our business prospects. We have previously received significant media coverage and negative publicity, particularly in 2017, regarding our brand and reputation, and a failure to rehabilitate our brand and reputation will cause our business to suffer.

•

Our workforce and operations have grown substantially since our inception and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

•

Platform users may engage in, or be subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, which may harm our ability to attract and retain Drivers, consumers, restaurants, shippers, and carriers.

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We are making substantial investments in new offerings and technologies, and expect to increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

•	We generate a significant percentage of our Gross Bookings from trips in large metropolitan areas and trips to and from airports, and these operations may be negatively affected.

•

We may fail to develop and successfully commercialize autonomous vehicle technologies and expect that our competitors will develop such technologies before us, and such technologies may fail to perform as expected, or may be inferior to those developed by our competitors.

•	We may experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or platform user data.

•

We may continue to be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, and may be required to modify our business model in those jurisdictions as a result.

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•	Our business is subject to numerous legal and regulatory risks that could have a material impact on our business and future prospects.

Corporate Information

We were founded in 2009 and incorporated as Ubercab, Inc., a Delaware corporation, in July 2010. In February 2011, we changed our name to Uber Technologies, Inc. Our principal executive offices are located at 1455 Market Street, 4th Floor, San Francisco, California 94103, and our telephone number is (415) 612-8582. Our website address is www.uber.com. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part.

Uber, Uber Technologies, the Uber logo, and other trade names, trademarks, or service marks of Uber appearing in this prospectus are the property of Uber. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective holders.

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THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Underwriters’ over-allotment option	shares

Use of proceeds	We estimate that net proceeds from the sale of our common stock that we are offering will be approximately $ billion (or approximately $ billion if the underwriters exercise their over-allotment option in full), based on the assumed initial public offering price of $ per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock in this offering by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We expect to use a portion of the net proceeds we receive to satisfy a portion of the anticipated tax withholding and remittance obligations related to the settlement of our outstanding restricted stock units (“RSUs”). We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“UBER”

The number of shares of our common stock to be outstanding after this offering is based on 1,307.8 million shares of common stock outstanding as of December 31, 2017, and excludes:

•	50.3 million shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $5.43 per share;

•

87.1 million shares of our common stock issuable at or from time to time after this offering upon the settlement of RSUs outstanding as of December 31, 2017, including                  shares that we expect to issue upon the net settlement of RSUs for which the service-based vesting condition was satisfied as of

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December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after withholding                  shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share and an assumed         % tax withholding rate);

•	up to 386,518 shares of our common stock issuable upon the exercise of stock appreciation rights (“SARs”) outstanding as of December 31, 2017;

•

3.7 million shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2017, with a weighted-average exercise price of $0.58 per share (excluding warrants that are assumed to be exercised prior to the completion of this offering discussed in detail below);

•

                 shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of our outstanding unsecured paid-in-kind (“PIK”) convertible notes due 2021 (the “2021 Convertible Notes”) and unsecured PIK convertible notes due 2022 (the “2022 Convertible Notes,” and together with the 2021 Convertible Notes, the “Convertible Notes”) outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                     , 2019 and based on the assumed initial public offering price of $         per share) in connection with the closing of this offering;

•

                 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”), which will become effective on the date of the underwriting agreement between us and the underwriters for this offering; and

•

                 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan (“2019 ESPP”), which will become effective on the date of the underwriting agreement between us and the underwriters for this offering.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will be in effect prior to the closing of this offering;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of December 31, 2017 into 863.3 million shares of our common stock immediately prior to the closing of this offering;

•

the cash exercise of a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock outstanding as of December 31, 2017, which will result in the issuance of 150,071 shares of common stock in connection with this offering;

•

the cash exercise of a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock outstanding as of December 31, 2017, which will result in the issuance of 922,655 shares of common stock in connection with this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs or SARs subsequent to December 31, 2017; and

•	no exercise of the underwriters’ over-allotment option.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial and operating data. The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016 and 2017 (except the pro forma share and pro forma net loss per share information) and the summary consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

You should read the following summary consolidated financial and operating data together with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2016(1)	2017
	(in millions, except per share amounts)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$3,845		$7,932
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization	2,205		4,103
Operations and support(2)	881		1,354
Sales and marketing(2)	1,594		2,524
Research and development(2)	864		1,201
General and administrative(2)	1,004		2,320
Depreciation and amortization	320		510

Total costs and expenses	6,868		12,012

Loss from operations	(3,023)		(4,080)
Total other income (expense), net	(195)		(495)

Loss from continuing operations before income taxes	(3,218)		(4,575)
Provision for (benefit from) income taxes	28		(542)

Loss from continuing operations	(3,246)		(4,033)
Income from discontinued operations, net of income taxes (including gain on disposition in 2016)(3)	2,876		—

Net loss	$(370)		$(4,033)

Net income (loss) per share attributable to common stockholders, basic and diluted(4):
Continuing operations	$(7.89)		$(9.46)
Discontinued operations	6.99		—

Net loss per share attributable to common stockholders, basic and diluted	$(0.90)		$(9.46)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	412		426

Pro forma net loss per share attributable to common stockholders, basic and diluted(4):
Pro forma net loss per share attributable to common stockholders, basic and diluted		$

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted

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(1)

On January 1, 2017, we adopted Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“Topic 606”), on a full retrospective basis. Accordingly, our audited consolidated financial statements for 2016 were recast to conform to Topic 606. See Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in millions)
Operations and support	$21	$30
Sales and marketing	13	9
Research and development	45	25
General and administrative	49	73

Total stock-based compensation expense	$128	$137

(3)	See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of our discontinued operations.

(4)

See Notes 1 and 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and basic and diluted pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

	Year Ended December 31, 2017
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(2)(3)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,393	$	$
Working capital(4)	3,088
Total assets	15,449
Long-term debt, net of current portion	3,048
Redeemable convertible preferred stock warrant liability	125
Total liabilities	11,796
Redeemable convertible preferred stock	12,210
Additional paid-in capital	320
Accumulated deficit	(8,874)
Total stockholders’ deficit	(8,557)

(1)

The pro forma consolidated balance sheet data gives effect to (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2017 into 863.3 million shares of our common stock immediately prior to the closing of this offering, (ii) the net issuances of (a)              shares of our common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations, and (b)              shares of our common stock upon the vesting and settlement of RSUs granted to one employee for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $             per share) and the related increase in total liabilities and corresponding decrease in additional paid-in capital, (iii) stock-based compensation expense of $             associated with RSUs, SARs, and stock options for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, (iv) the assumed cash exercises of (a) a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock and (b) a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock, both outstanding as of December 31, 2017, which will result in the issuance of 150,071 and 922,655 shares of our common stock, respectively, in connection with this offering, and the related reclassification of the redeemable convertible preferred stock warrant liability to common stock and additional paid-in capital for these exercises, (v)              shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                 , 2019 and

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

based on the assumed initial public offering price of $ per share) in connection with the closing of this offering, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering. For additional information, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma items described in footnote (1) above and (ii) the issuance and sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the withholding tax obligations described in the footnote above.

(3)

Pro forma (items (ii)(b) and (v)) and pro forma as adjusted consolidated balance sheet data are illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ deficit by $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ deficit by approximately $        million, assuming the assumed initial public offering price of $            per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as total current assets less total current liabilities. See our audited consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

	Year Ended December 31,
	2016	2017
	(in millions, except %)
Other Financial and Operating Data:
Monthly Active Platform Consumers(1)	45	68
Trips(2)	1,818	3,736
Gross Bookings(3)	$19,236	$34,409
Core Platform Adjusted Net Revenue(4)	$3,219	$7,191
Core Platform Contribution Margin(5)	(23)%	0%
Adjusted EBITDA(6)	$(2,517)	$(2,642)

(1)

MAPCs represent the number of unique consumers who completed a Ridesharing or New Mobility ride or received an Uber Eats meal on our platform at least once in a given month, averaged over each month in the quarter. MAPCs presented for an annual period are MAPCs for the fourth quarter of the year.

(2)

Trips represent the number of completed consumer Ridesharing or New Mobility rides and Uber Eats meal deliveries in a given period. For example, an UberPOOL ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip.

(3)

Gross Bookings represent the total dollar value, including any applicable taxes, tolls, and fees, of Ridesharing and New Mobility rides, Uber Eats meal deliveries, and amounts paid by shippers for Uber Freight shipments, in each case without any adjustment for consumer discounts and refunds, Driver and restaurant earnings, and Driver incentives. Gross Bookings do not include tips earned by Drivers.

(4)	See the section titled “—Note about Certain Key Metrics—Core Platform Adjusted Net Revenue” below for more information.

(5)	See the section titled “—Note about Certain Key Metrics—Core Platform Contribution Margin” below for more information.

(6)

See the section titled “—Non-GAAP Financial Measure—Adjusted EBITDA” below for more information and for a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA.

Note about Certain Key Metrics

Core Platform Adjusted Net Revenue

We define Core Platform Adjusted Net Revenue as Core Platform revenue (i) less excess Driver incentives, (ii) less Driver referrals, and (iii) excluding the impact of our 2018 Divested Operations. We believe that Core

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Platform Adjusted Net Revenue is informative of our Core Platform top line performance because it measures the total net financial activity reflected in the amount generated by our Core Platform after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization, and Driver referrals are recorded in sales and marketing expenses. These amounts largely depend on our business decisions. We include these amounts in Core Platform Adjusted Net Revenue as it is useful to evaluate how increasing or decreasing incentives would impact our Core Platform top line performance, and the overall net financial activity between us and our customers, which ultimately impacts our Take Rate. Core Platform Adjusted Net Revenue is lower than Core Platform revenue in all reported periods in this prospectus.

Excess Driver incentives refer to cumulative payments, including incentives but excluding Driver referrals, to a Driver that exceed the cumulative revenue that we recognize from a Driver with no future guarantee of additional revenue. Cumulative payments to a Driver could exceed cumulative revenue from a Driver as a result of Driver incentives or when the amount paid to a Driver for a Trip exceeds the fare charged to the consumer. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization. Management views Driver incentives and Driver referrals as Driver payments in the aggregate, whether they are classified as Driver incentives, excess Driver incentives, or Driver referrals. We believe that Core Platform Adjusted Net Revenue is a useful measure of our top line performance because it presents our Core Platform revenue after taking into account all such Driver payments, and because it is a way that management views the top line performance of our business.

Core Platform Contribution Margin

We define Core Platform Contribution Profit (Loss) as Core Platform revenue less the following direct costs and expenses of our Core Platform: (i) cost of revenue, exclusive of depreciation and amortization; (ii) operations and support; (iii) sales and marketing; (iv) research and development; and (v) general and administrative. Core Platform Contribution Profit (Loss) also reflects any applicable exclusions from Adjusted EBITDA and excludes the impact of our 2018 Divested Operations.

We define Core Platform Contribution Margin as Core Platform Contribution Profit (Loss) as a percentage of Core Platform Adjusted Net Revenue.

Core Platform Contribution Margin demonstrates the margin that we generate after direct expenses, and we believe that it is a useful indicator of the economics of our Core Platform, as it does not include indirect unallocated research and development and general and administrative expenses (including expenses for ATG and Advanced Programs). However, Core Platform Contribution Margin is not a financial measure of, nor does it imply, profitability. We have not yet achieved profitability, and even if our revenue exceeds our direct expenses over time, we may not be able to achieve or maintain profitability. The relationship of revenue to direct expenses is not necessarily indicative of future performance. Other companies that present contribution margin calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours.

Non-GAAP Financial Measure

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net loss, loss from operations, and other results under GAAP, we use Adjusted EBITDA, which is described below, to evaluate our business. We have included this non-GAAP financial measure in this prospectus because it is a key measure used by our management to evaluate our operating performance. Accordingly, we believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

our management team and board of directors. Our calculation of this non-GAAP financial measure may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

We define Adjusted EBITDA as net loss, excluding (i) income from discontinued operations, net of income taxes, (ii) provision for (benefit from) income taxes, (iii) interest income, (iv) interest expense, (v) realized foreign exchange losses, net, (vi) unrealized foreign exchange gains (losses), net, (vii) other, net, (viii) depreciation and amortization, (ix) stock-based compensation expense, (x) non-routine legal, tax, and regulatory reserves and settlements, (xi) asset impairment/loss on sale of assets, (xii) acquisition and financing related expenses, and (xiii) restructuring charges.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and certain variable charges.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•

Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•

Adjusted EBITDA does not reflect the components of other income (expense), net which includes interest income, interest expense, realized foreign exchange losses, net, unrealized foreign exchange gain (losses), net, and other, net, as these may reduce cash available to us; and

•	Adjusted EBITDA excludes non-routine legal, tax, and regulatory reserves and settlements that may reduce cash available to us.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2016	2017
	(in millions)
Adjusted EBITDA reconciliation:
Net loss	$(370)	$(4,033)
Add (deduct):
Income from discontinued operations, net of income taxes	(2,876)	—
Provision for (benefit from) income taxes	28	(542)
Interest income	(22)	(71)
Interest expense	334	479
Realized foreign exchange losses, net	38	22
Unrealized foreign exchange gains (losses), net	53	(64)
Other, net	(208)	129
Depreciation and amortization	320	510
Stock-based compensation expense	128	137
Non-routine legal, tax, and regulatory reserves and settlements	49	440
Asset impairment/loss on sale of assets	9	340
Acquisition and financing related expenses	—	4
Restructuring charges	—	7

Adjusted EBITDA	$(2,517)	$(2,642)

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before making a decision to invest in our common stock. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business

The personal mobility, meal delivery, and logistics industries are highly competitive, with well-established and low-cost alternatives that have been available for decades, low barriers to entry, low switching costs, and well-capitalized competitors in nearly every major geographic region. If we are unable to compete effectively in these industries, our business and financial prospects would be adversely impacted.

Our platform provides offerings in the personal mobility, meal delivery, and logistics industries. We compete on a global basis, and the markets in which we compete are highly fragmented. We face significant competition in each of the personal mobility, meal delivery, and logistics industries globally from existing, well-established, and low-cost alternatives, and in the future we expect to face competition from new market entrants given the low barriers to entry that characterize these industries. In addition, within each of these markets, the cost to switch between products is low. Consumers have a propensity to shift to the lowest-cost or highest-quality provider; Drivers have a propensity to shift to the platform with the highest earnings potential; restaurants have a propensity to shift to the delivery platform that offers the lowest service fee for their meals and provides the highest volume of orders; and shippers and carriers have a propensity to shift to the platform with the best price and most convenient service for hauling shipments. Further, while we work to expand globally and introduce new products and offerings across a range of industries, many of our competitors remain focused on a limited number of products or on a narrow geographic scope, allowing them to develop specialized expertise and employ resources in a more targeted manner than we do. As we and our competitors introduce new products and offerings, and as existing products evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our product features, or may adopt innovations that Drivers, consumers, restaurants, shippers, and carriers value more highly than ours, which would render our products less attractive or reduce our ability to differentiate our products. Increased competition could result in, among other things, a reduction of the revenues we generate from the use of our platform, the number of platform users, the frequency of use of our platform, and our margins.

We face competition in each of our offerings, including:

•

Personal Mobility: Our Personal Mobility offering competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, and traditional transportation services, including taxicab companies and taxi-hailing services, livery services, and public transportation, which typically provides the lowest-cost transportation option in many cities. In Ridesharing, we compete with companies, including certain of our minority-owned affiliates, for Drivers and riders, including Lyft, OLA, Careem, Didi, Taxify, and our Yandex.Taxi joint venture. Our New Mobility products compete for riders in the bike and scooter space, including Motivate (an affiliate of Lyft), Lime, Bird, and Skip. We also compete with OEMs and other technology companies in the development of autonomous vehicle technologies and the deployment of autonomous vehicles, including Waymo, Cruise Automation, Tesla, Apple, Pronto.ai, Aurora, and Nuro, whose offerings may prove more effective than our autonomous vehicle technologies. Waymo has already introduced a commercialized ridehailing fleet of autonomous vehicles, and it is possible that other of our competitors could introduce autonomous vehicle offerings earlier than we will.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Uber Eats: Our Uber Eats offering competes with numerous companies in the meal delivery space in various regions for Drivers, consumers, and restaurants, including GrubHub, DoorDash, Deliveroo, Swiggy, Postmates, Zomato, Delivery Hero, Just Eat, Takeaway.com, and Amazon. Our Uber Eats offering also competes with restaurants, meal kit delivery services, grocery delivery services, and traditional grocers.

•

Uber Freight: Our Uber Freight offering competes with global and North American freight brokers such as C.H. Robinson, Total Quality Logistics, XPO Logistics, Convoy, Echo Global Logistics, Coyote, Transfix, and NEXT Trucking.

Many of our competitors are well-capitalized and offer discounted services, Driver incentives, consumer discounts and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to consumers than those that we offer. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger Driver, consumer, restaurant, shipper, or carrier bases in a particular geographic market. In addition, our competitors in certain geographic markets enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes. In India, for example, our Uber Eats business competes with Swiggy and Zomato, each of which has substantial market-specific knowledge and established relationships with local restaurants, affording them significant product advantages. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits.

We are contractually restricted from competing with our minority-owned affiliates with respect to certain aspects of our business, including in China through August 2023, Russia/CIS through February 2025, and Southeast Asia through the longer of March 2023 or one year after we dispose of all interests in Grab, while none of our minority-owned affiliates are restricted from competing with us anywhere in the world. Didi currently competes with us in certain countries in Latin America and our Yandex.Taxi joint venture currently competes with us in certain countries in Europe. As Didi and other of our minority-owned affiliates continue to expand their businesses, they may in the future compete with us in additional geographic markets.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on, or otherwise harm, our business, financial condition, and operating results.

To remain competitive in certain markets, we have in the past lowered, and may continue to lower, fares or service fees, and we have in the past offered, and may continue to offer, significant Driver incentives and consumer discounts and promotions, which may adversely affect our financial performance.

To remain competitive in certain markets and generate network scale and liquidity, we have in the past lowered, and expect in the future to continue to lower, fares or service fees, and we have offered and expect to continue to offer significant Driver incentives and consumer discounts and promotions. At times, in certain geographic markets, we have offered, and expect to continue to offer, Driver incentives that cause the total amount of the fare that a Driver retains, combined with the Driver incentives a Driver receives from us, to exceed the amount of Gross Bookings we generate for a given Trip. In certain geographic markets and regions, we do not have a leading category position, which may result in us choosing to further increase the amount of Driver incentives and consumer discounts and promotions that we offer in those geographic markets and regions. We cannot assure you that offering such Driver incentives and consumer discounts and promotions will be successful. Driver incentives, consumer discounts, promotions, and reductions in fares and our service fee have and will continue to negatively affect our financial performance. Additionally, we rely on a pricing model to

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

calculate consumer fares and Driver earnings, and we may in the future modify our pricing model and strategies. We cannot assure you that our pricing model or strategies will be successful in attracting consumers and Drivers.

The markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. Moreover, certain of our stockholders, including SoftBank (our largest stockholder), Alphabet, and Didi, have made substantial investments in certain of our competitors and may increase such investments, make new investments in other competitors, or enter into strategic transactions with competitors in the future. These investments or strategic transactions, along with other competitive advantages discussed above, may allow our competitors to compete more effectively against us and continue to lower their prices, offer Driver incentives or consumer discounts and promotions, or otherwise attract Drivers, consumers, restaurants, shippers, and carriers to their platform and away from ours. Such competitive pressures may lead us to maintain or lower fares or service fees or maintain or increase our Driver incentives and consumer discounts and promotions. The ridesharing and other categories in which we compete are nascent, and we can provide no assurance that they will stabilize at a competitive equilibrium that will allow us to achieve profitability.

We have incurred significant net losses since inception, including in the United States and other major markets. We expect our operating expenses to increase significantly in the foreseeable future, and we may not achieve profitability.

We have incurred significant net losses since inception. We generated a net loss of $4.0 billion and $        in the years ended December 31, 2017 and December 31, 2018, respectively, and as of December 31, 2018, we had an accumulated deficit of $        . We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to become profitable in many of our largest markets, including in the United States, and even if we do, we may not be able to maintain or increase our level of profitability. We anticipate that we will continue to incur net losses in the near term as a result of expected substantial increases in our operating expenses, as we continue to invest to: increase the number of Drivers, consumers, restaurants, shippers, and carriers using our platform through incentives, discounts, and promotions; expand into new markets; increase our research and development expenses; invest in our development of autonomous vehicle technologies; expand marketing channels and operations; hire additional employees; and add new products and offerings to our platform. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. In addition, we sometimes introduce new products, such as UberPOOL, that we expect to add value to our overall platform and network but which we expect will generate lower Gross Bookings per Trip or a lower Take Rate. Further, we charge a lower service fee to certain of our largest chain restaurant partners on our Uber Eats offering to grow the number of Uber Eats consumers and increase our Gross Bookings, even though Driver and restaurant earnings collectively often exceed Gross Bookings with respect to those relationships. Furthermore, as we expand our offerings to additional cities, our offerings in these cities may be less profitable than the markets in which we currently operate. As such, we may not be able to achieve or maintain profitability in the near term or at all.

Our business would be adversely affected if Drivers were classified as employees instead of independent contractors.

The independent contractor status of Drivers is currently being challenged in courts and by government agencies in the United States and abroad. We are involved in multiple lawsuits, including putative class and collective class action lawsuits, over 60,000 individual demands for arbitration, and investigations by labor, social security, and tax authorities that claim that Drivers should be treated as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We believe that Drivers are independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform, are free to provide services on our competitors’ platforms, and are required to provide a

Confidential Treatment Requested by Uber Technologies, Inc.

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vehicle without mileage reimbursement. Nevertheless, we may not be successful in defending the independent contractor status of Drivers. Additionally, we are incurring significant costs in defending the independent contractor status of Drivers. Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of Drivers as employees (or workers or quasi-employees where those statuses exist). Examples of recent judicial decisions relating to independent contractor classification include the California Supreme Court’s recent decision in Dynamex Operations West, Inc. v. Superior Court, which established a new standard for determining employee or contractor status in the context of California wage orders, a ruling by the Employment Appeal Tribunal in the United Kingdom that found Drivers are workers (rather than self-employed), and a decision by the French Supreme Court that a courier for a food delivery service was under a “subordinate relationship” of the service, indicating an employment relationship. If we are required to classify Drivers as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating Drivers, potentially including compensation during unutilized hours, application of minimum wage requirements, benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

If we are unable to attract or maintain a critical mass of Drivers, consumers, restaurants, shippers, and carriers, whether as a result of competition or other factors, our platform will become less appealing to platform users, and our financial results would be adversely impacted.

Our success in a given geographic market significantly depends on our ability to maintain or increase our network scale and liquidity in that geographic market by attracting Drivers, consumers, restaurants, shippers, and carriers to our platform. If Drivers choose not to offer their services through our platform, or elect to offer them through a competitor’s platform, we may lack a sufficient supply of Drivers to attract consumers and restaurants to our platform. We have experienced and continue to experience Driver supply constraints in most geographic markets in which we operate. Similarly, if carriers choose not to offer their services through our platform or elect to use other freight brokers, we may lack a sufficient supply of carriers in specific geographic markets to attract shippers to our platform. Furthermore, if restaurants choose to partner with other meal delivery services in a specific geographic market, or if restaurants choose to engage exclusively with our competitors, other restaurant marketing websites, or other delivery services, we may lack a sufficient variety and supply of restaurant options, or lack access to the most popular restaurants, such that our Uber Eats offering will become less appealing to consumers and restaurants. A significant amount of our Uber Eats Gross Bookings come from a limited number of restaurant chains, and this concentration increases the risk of fluctuations in our operating results and our sensitivity to any material adverse developments experienced by our significant restaurant partners. If platform users choose to use other ridesharing, meal delivery, or logistics services, we may lack sufficient opportunities for Drivers to earn a fare, carriers to book a shipment, or restaurants to provide a meal, which may reduce the perceived utility of our platform. An insufficient supply of platform users would decrease our network liquidity and adversely affect our revenue and financial results. Although we may benefit from having larger network scale and liquidity than some competitors, those network effects may not result in competitive advantages or may be overcome by smaller competitors. Maintaining a balance between supply and demand for rides in any given area at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors’ products achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effect.

Our number of platform users may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our platform, the price of fares, food, and shipments (including a reduction in incentives), quality of platform user support, dissatisfaction with the restaurant selection on Uber Eats, negative publicity related to our brand, including as a result of safety incidents, perceived political or geopolitical affiliations, treatment of Drivers, perception of a toxic work culture, perception that our culture has not fundamentally changed, or dissatisfaction with our products and offerings in general. For example, in January 2017,

Confidential Treatment Requested by Uber Technologies, Inc.

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a backlash against us in response to accusations that we intended to profit from a protest against an executive order banning certain refugees and immigrants from entering the United States spurred #DeleteUber, a social media campaign that encouraged platform users to delete our application and cease use of our platform. As a result of the #DeleteUber campaign, hundreds of thousands of consumers stopped using the Uber platform within days of the campaign. In addition, if we are unable to provide high-quality support to platform users or respond to reported incidents, including safety incidents, in a timely and acceptable manner, our ability to attract and retain platform users could be adversely affected. If Drivers, consumers, restaurants, shippers, and carriers do not establish or maintain active accounts with us, if a campaign similar to #DeleteUber occurs, if we fail to provide high-quality support, or if we cannot otherwise attract and retain a large number of Drivers, consumers, restaurants, shippers, and carriers, our revenue would decline, and our business would suffer.

The number of Drivers and restaurants on our platform could decline or fluctuate as a result of a number of factors, including Drivers ceasing to provide their services through our platform, passage or enforcement of local laws limiting our products and offerings, the low switching costs between competitor platforms or services, and dissatisfaction with our brand or reputation, pricing model (including potential reductions in incentives), ability to prevent safety incidents, or other aspects of our business. While we aim to provide an earnings opportunity comparable to that available in retail, wholesale, or restaurant services or other similar work, we continue to experience dissatisfaction with our platform from a significant number of Drivers. In particular, as we aim to reduce Driver incentives to improve our financial performance, we expect Driver dissatisfaction will generally increase. Often, we are forced to make tradeoffs between the satisfaction of various platform users, as a change that one category of users views as positive will likely be viewed as negative to another category of users. We also take certain measures to protect against fraud, help increase safety, and prevent privacy and security breaches, including terminating access to our platform for users with low ratings or reported incidents, and imposing certain qualifications for Drivers and restaurants, which may damage our relationships with platform users or discourage or diminish their use of our platform. Further, we are investing in our autonomous vehicle strategy, which may add to Driver dissatisfaction over time, as it may reduce the need for Drivers. Driver dissatisfaction has in the past resulted in protests by Drivers, most recently in India, the United Kingdom, and the United States. Such protests have resulted, and any future protests may result, in interruptions to our business. Continued Driver dissatisfaction may also result in a decline in our number of platform users, which would reduce our network liquidity, and which in turn may cause a further decline in platform usage. Any decline in the number of Drivers, consumers, restaurants, shippers, or carriers using our platform would reduce the value of our network and would harm our future operating results.

In addition, changes in Driver qualification and background-check requirements may increase our costs and reduce our ability to onboard additional Drivers to our platform. Our Driver qualification and background check process varies by jurisdiction, and there have been allegations, including from regulators, legislators, prosecutors, taxicab owners, and consumers, that our background check process is insufficient or inadequate. With respect to Drivers who are only eligible to make deliveries through Uber Eats, our qualification and background check standards are generally less extensive than the standards for Drivers who are eligible to provide rides through our Ridesharing products. Legislators and regulators may pass laws or adopt regulations in the future requiring Drivers to undergo a materially different type of qualification, screening, or background check process, or that limit our ability to access information used in the background check process in an efficient manner, which could be costly and time-consuming. Required changes in the qualification, screening, and background check process could also reduce the number of Drivers in those markets or extend the time required to recruit new Drivers to our platform, which would adversely impact our business and growth. Furthermore, we rely on a single background-check provider in certain jurisdictions, and we may not be able to arrange for adequate background checks from a different provider on commercially reasonable terms or at all. The failure of this provider to provide background checks on a timely basis would result in our inability to onboard new Drivers or retain existing Drivers undergoing periodic background checks that are required to continue using our platform.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our workplace culture and forward-leaning approach created operational, compliance, and cultural challenges, and a failure to address these challenges would adversely impact our business, financial condition, operating results, and prospects.

Our workplace culture and forward-leaning approach created significant operational and cultural challenges that have in the past harmed, and may in the future harm, our business results and financial condition. Our focus on aggressive growth and intense competition, and our prior failure to prioritize compliance, has led to increased regulatory scrutiny globally. Recent changes in our company’s cultural norms and composition of our leadership team, together with our ongoing commitment to address and resolve our historical cultural and compliance problems and promote transparency and collaboration, may not be successful, and regulators may continue to perceive us as irresponsible, which would adversely impact our business, financial condition, operating results, and prospects.

Our workplace culture also created a lack of transparency internally, which has resulted in siloed teams that lack coordination and knowledge sharing, causing misalignment and inefficiencies in operational and strategic objectives. Furthermore, many of our regional operations are not centrally managed, such that key policies may not be adequately communicated or managed to achieve consistent business objectives across functions and regions. Although we have reorganized some of our teams to address such issues, such reorganizations may not be successful in aligning operational or strategic objectives across our company.

Maintaining and enhancing our brand and reputation is critical to our business prospects. We have previously received significant media coverage and negative publicity, particularly in 2017, regarding our brand and reputation, and a failure to rehabilitate our brand and reputation will cause our business to suffer.

Maintaining and enhancing our brand and reputation is critical to our ability to attract new employees and platform users, to preserve and deepen the engagement of our existing employees and platform users, and to mitigate legislative or regulatory scrutiny, litigation, government investigations, and adverse platform user sentiment.

We have previously received a high degree of negative media coverage around the world, which has adversely affected our brand and reputation and fueled distrust of our company. Further, as our platform continues to scale and becomes increasingly interconnected, resulting in increased media coverage and public awareness of our brand, future damage to our brand and reputation could have an amplified effect on our various platform offerings. In 2017, the #DeleteUber campaign prompted hundreds of thousands of consumers to stop using our platform within days. Subsequently, our reputation was further harmed when an employee published a blog post alleging, among other things, that we had a toxic culture and that certain sexual harassment and discriminatory practices occurred in our workplace. Shortly thereafter, we had a number of highly publicized events and allegations, including investigations related to a software tool allegedly designed to evade and deceive authorities, a high-profile lawsuit filed against us by Waymo, and our disclosure of a data security breach. These events and the public response to such events, as well as other negative publicity we have faced in recent years, have adversely affected our brand and reputation, which makes it difficult for us to attract and retain platform users, reduces confidence in and use of our products and offerings, invites legislative and regulatory scrutiny, and results in litigation and governmental investigations. Our competitors have raised additional capital, increased their investments in certain markets, and improved their category positions and market shares. We plan to release a safety transparency report, which will provide the public with data related to reports of sexual assaults and other safety incidents claimed to have occurred on our platform. The public responses to the safety transparency report or similar public reporting of safety incidents on our platform may result in negative media coverage and increased regulatory scrutiny and adversely affect our reputation with platform users. Further unfavorable media coverage and negative publicity could adversely impact our financial results and future prospects.

Our brand and reputation might also be harmed by events outside of our control. For example, we faced negative press related to suicides of taxi drivers in New York City reportedly related to the impact of ridesharing on the taxi cab industry. In addition, we have licensed our brand to Didi in China and to our Yandex.Taxi joint venture in Russia/CIS, and while we have certain contractual protections in place governing the use of our brand

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

by these companies, we do not control these businesses nor are we able to anticipate their actions. Consumers may not be aware that these service providers are not controlled by us. Furthermore, if Drivers, restaurants, or carriers provide diminished quality of service, are involved in incidents regarding safety or privacy, engage in malfeasance, or otherwise violate the law, we may receive unfavorable press coverage and our reputation and business may be harmed. As a result, any of these third parties could take actions that result in harm to our brand, reputation, and consequently our business.

While we have taken significant steps to rehabilitate our brand and reputation, the successful rehabilitation of our brand will depend largely on maintaining a good reputation, minimizing the number of safety incidents, improving our culture and workplace practices, improving our compliance programs, maintaining a high quality of service and ethical behavior, and continuing our marketing and public relations efforts. Our brand promotion, reputation building, and media strategies have involved significant costs and may not be successful. We anticipate that other competitors and potential competitors will expand their offerings, which will make maintaining and enhancing our reputation and brand increasingly more difficult and expensive. If we fail to successfully rehabilitate our brand in the current or future competitive environment or if events similar to those that occurred in 2017 occur in the future, our brand and reputation would be further damaged and our business may suffer.

Our workforce and operations have grown substantially since our inception and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced rapid growth in the United States and internationally. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results.

As our operations have expanded, we have grown from 159 employees as of December 31, 2012 to 20,097 global employees as of September 30, 2018, of whom 10,178 were located outside the United States. Properly managing our growth will require us to continue to hire, train, and manage qualified employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. For example, we operated without key leadership positions filled, including our chief operating officer and chief financial officer, for sustained periods of time. Properly managing our growth will require us to establish consistent policies across regions, and a failure to do so could likewise harm our business.

Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated system disruptions, slow response times, or poor experiences for Drivers, consumers, restaurants, shippers, and carriers. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, we will need to improve our transaction processing and reporting, operational, and financial systems, procedures, and controls. These improvements will be particularly challenging if we acquire new businesses with different systems. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, or if our operational technology is insufficient to reliably service Drivers, consumers, restaurants, shippers, or carriers, platform user satisfaction will be adversely affected and may cause platform users to switch to our competitors’ platforms, which would adversely affect our business, financial condition, and operating results.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our organizational structure is complex and will continue to grow as we add additional Drivers, consumers, restaurants, carriers, shippers, employees, products and offerings, and technologies. We will need to improve our operational, financial, and management controls as well as our reporting systems and procedures to support the growth of our organizational structure. We will require capital and management resources to grow and mature in these areas. If we are unable to effectively manage the growth of our business, the quality of our platform may suffer, and we may be unable to address competitive challenges, which would adversely affect our overall business, operations, and financial condition.

If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain Drivers, consumers, restaurants, shippers, and carriers may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results.

We are not able to control or predict the actions of platform users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for Drivers and consumers as a result of certain actions by Drivers, consumers, restaurants, carriers, and third parties. Such actions may result in injuries, property damage, or loss of life for consumers and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. Although we administer certain qualification processes for users of the platform, including background checks on Drivers through third-party service providers, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. Further, the qualification and background checks standards for Uber Eats Drivers are generally less extensive than those conducted for Ridesharing Drivers. In addition, we do not independently test Drivers’ driving skills. Consequently, we expect to continue to receive complaints from riders and other consumers, as well as actual or threatened legal action against us related to Driver conduct. We have also faced civil litigation alleging, among other things, inadequate Driver qualification processes, background checks, and general misrepresentations regarding the safety of our platform.

If Drivers or carriers, or individuals impersonating Drivers or carriers, engage in criminal activity, misconduct, or inappropriate conduct or use our platform as a conduit for criminal activity, consumers and shippers may not consider our products and offerings safe, and we may receive negative press coverage as a result of our business relationship with such Driver or carrier, which would adversely impact our brand, reputation, and business. There have been numerous incidents and allegations worldwide of Drivers sexually assaulting, abusing, and kidnapping consumers, or otherwise engaging in criminal activity while using our platform. For example, in December 2014, a Driver in New Delhi, India kidnapped and raped a female consumer, and was convicted in October 2015. Furthermore, if consumers engage in criminal activity or misconduct while using our platform, Drivers and restaurants may be unwilling to continue using our platform. In addition, certain regions where we operate have high rates of violent crime, which has impacted Drivers and consumers in those regions. For example, in Latin America, there have been numerous and increasing reports of Drivers and consumers being victimized by violent crime, such as armed robbery, violent assault, and rape, while taking or providing a trip on our platform. If other criminal, inappropriate, or other negative incidents occur due to the conduct of platform users or third parties, our ability to attract platform users may be harmed, and our business and financial results could be adversely affected.

Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators may adversely impact our business and financial results.

Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by Drivers, other consumers, or third parties while using our platform, or even when Drivers, other consumers, or third parties are not actively using our platform. On a smaller scale, we may

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

face litigation related to claims by Drivers for the actions of other consumers or third parties. Our auto liability and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our products and offerings, such as Uber Freight and dockless e-bikes and e-scooters, this insurance risk will grow.

We are making substantial investments in new offerings and technologies, and expect to increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to develop new offerings and technologies, including autonomous vehicle technologies, dockless e-bikes and e-scooters, Uber Freight, and Uber Elevate, and we intend to continue investing significant resources in developing new technologies, tools, features, services, products and offerings. For example, we believe that autonomous vehicles will be an important part of our offerings over the long term and in 2018, we spent $        on research and development for our ATG and Advanced Programs initiatives. We expect to increase our investments in these new initiatives in the near term. We also expect to spend substantial amounts to purchase additional dockless e-bikes and e-scooters, which are susceptible to theft and destruction, as we seek to build our network and increase our scale, and to expand these products to additional markets. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. Because such offerings and technologies are new, they will likely involve liabilities, expenses, and risks that we do not currently anticipate. For example, we discontinued certain products, such as Xchange Leasing, our vehicle leasing business in the United States because we failed to operate it efficiently. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our products and offerings noncompetitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, including with respect to our ATG and our dockless e-bikes and e-scooters, our business, financial condition, and operating results may be harmed.

Our business is substantially dependent on operations outside the United States, including those in markets in which we have limited experience, and if we are unable to manage the risks presented by our business model internationally, our financial results and future prospects will be adversely impacted.

As of September 30, 2018, we operated in over 63 countries, and jurisdictions outside the United States accounted for approximately 74% of all Ridesharing trips and 58% of all Uber Eats deliveries. We have limited experience operating in many jurisdictions outside of the United States and have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors. For example, we have been making significant investments in incentives and promotions to help drive growth in India, a country in which local competitors, particularly OLA and Swiggy, are well capitalized and have local operating expertise. Such investments may not be successful and may negatively affect our operating results.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:

•	operational and compliance challenges caused by distance, language, and cultural differences;

•

the resources required to localize our business, which requires the translation of our mobile application and website into foreign languages and the adaptation of our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;

•

laws and regulations more restrictive than those in the United States, including laws governing competition, pricing, Internet activities, transportation services (such as taxis and vehicles for hire), transportation network companies (such as ridesharing), logistics services, payment processing and payment gateways, real estate tenancy laws, tax and social security laws, employment and labor laws, driver screening and background checks, licensing regulations, email messaging, privacy, location services, collection, use, or processing of personal information, ownership of intellectual property, and other activities important to our business;

•

competition with companies that understand local markets better than we do, that have pre-existing relationships with potential platform users in those markets, or that are favored by government or regulatory authorities in those markets;

•	differing levels of social acceptance of our brand, products, and offerings;

•	differing levels of technological compatibility with our platform;

•	exposure to business cultures in which improper business practices may be prevalent;

•	legal uncertainty regarding our liability for the actions of platform users and third parties, including uncertainty resulting from unique local laws or a lack of clear legal precedent;

•

difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

•	fluctuations in currency exchange rates;

•	managing operations in markets in which cash transactions are favored over credit or debit cards;

•

regulations governing the control of local currencies that impact our ability to collect fares on behalf of Drivers and remit those funds to Drivers in the same currencies, as well as higher levels of credit risk and payment fraud;

•	adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

•	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions;

•	import and export restrictions and changes in trade regulation;

•	political, social, and economic instability abroad, terrorist attacks and security concerns in general, and societal crime conditions that can directly impact platform users; and

•	reduced or varied protection for intellectual property rights in some countries.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, and operating results.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have limited influence over our minority-owned affiliates, which subjects us to substantial risks, including potential loss of value.

Our international growth strategy has included the restructuring of our business and assets in certain jurisdictions by partnering with and investing in local ridesharing and meal delivery companies to participate in those markets rather than operate in those markets independently. As a result, a significant portion of our assets includes minority ownership positions in each of Didi and Grab, and our Yandex.Taxi joint venture, each of which operate ridesharing, meal delivery, and related logistics businesses in their respective primary markets in China, Southeast Asia, and Russia/CIS, respectively.

Our ownership in these entities involves significant risks that are outside our control. We are not represented on the management team or board of directors of Didi, and therefore we do not participate in the day-to-day management of Didi or the actions taken by its board of directors. We are not represented on the management teams of Grab or our Yandex.Taxi joint venture, and therefore do not participate in the day-to-day management of Grab or our Yandex.Taxi joint venture. Although we are represented on each of the boards of directors of Grab and our Yandex.Taxi joint venture, we do not have a controlling influence on those boards, other than with respect to certain approval rights over material corporate actions. As a result, the boards of directors or management teams of these companies may make decisions or take actions with which we disagree or that may be harmful to the value of our ownership in these companies. Additionally, these companies have expanded their offerings, and we expect them to continue to expand their offerings in the future, to compete with us in various markets throughout the world such as in certain countries in Latin America where we compete with Didi and certain countries in Europe where we compete with our Yandex.Taxi joint venture. While this could enhance the value of our ownership interest in these companies, our business, financial condition, operating results, and prospects would be adversely affected by such expansion into markets in which we operate.

Any material decline in the business of these entities would adversely affect the value of our assets. Furthermore, the value of these assets is based in part on the market valuations of these entities, and weakened financial markets may adversely affect such valuations. These positions could expose us to risks, litigation, and unknown liabilities because, among other things, these companies have limited operating histories in an evolving industry and may have less predictable operating results; are privately owned and, as a result, limited public information is available and we may not learn all the material information regarding these businesses; are domiciled and operate in countries with particular economic, tax, political, legal, safety, and regulatory risks; depend on the management talents and efforts of a small group of individuals, and, as a result, the death, disability, resignation, or termination of one or more of these individuals could have an adverse effect on the relevant company’s operations; and will likely require substantial additional capital to support their operations and expansion and to maintain their competitive positions. Any of these risks could materially affect the value of our assets, which could have an adverse effect on our business, financial condition, operating results, or the trading price of our common stock.

Further, we are contractually limited in our ability to sell or transfer these assets. Until February 2021, we are prohibited from transferring any shares in our Yandex.Taxi joint venture without the consent of Yandex, and for a period of time thereafter any transfer is subject to a right of first refusal in favor of Yandex. Additionally, while we are not prohibited from transferring our shares in Didi or Grab, the transferability of such shares are subject to both a right of first refusal and a co-sale right in favor of certain shareholders of each of Didi and Grab. There is currently no public market for any of these securities, and there may be no market in the future if and when we decide to sell such assets. Furthermore, we may be required to sell these assets at a time at which we would not be able to realize what we believe to be the long-term value of these assets. For example, if we were deemed an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be required to sell some or all of such assets so that we would not be subject to the requirements of the Investment Company Act. Additionally, we may have to pay significant taxes upon the sale or transfer of these assets. Accordingly, we may never realize the value of these assets relative to the contributions we made to these businesses.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may experience significant fluctuations in our operating results. If we are unable to achieve or sustain profitability, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

Our operating results may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In particular, we experience seasonal fluctuations in our financial results, typically generating higher revenue in our fourth quarter compared to other quarters due in part to fourth quarter holiday and business demand, and typically generating lower revenue in our third quarter compared to other quarters due in part to lower levels of activity in the third quarter resulting from less usage of our platform during peak vacation season in certain cities, such as Paris. We have typically experienced lower quarter over quarter growth in the first quarter. Our growth has made, and may in the future make, seasonal fluctuations difficult to detect. We expect these seasonal trends to become more pronounced over time as our growth slows. Other seasonal trends may develop or these existing seasonal trends may become more extreme, which would contribute to fluctuations in our operating results. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this prospectus. As such, we may not accurately forecast our operating results. We base our expense levels and investment plans on estimates. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If we are unable to achieve sustained profits, our prospects would be adversely affected and investors may lose some or all of the value of their investment.

If our growth slows more significantly than we currently expect, we may not be able to achieve profitability, which would adversely affect our financial results and future prospects.

Our Gross Bookings, revenue, and Core Platform Adjusted Net Revenue growth rates (in particular with respect to our Ridesharing products) have slowed since the end of 2017, and we expect that they will continue to slow in the future. We believe that our growth depends on a number of factors, including our ability to:

•	grow supply and demand on our platform;

•	increase existing platform users’ activity on our platform;

•	continue to introduce our platform to new markets;

•	provide high-quality support to Drivers, consumers, restaurants, shippers, and carriers;

•	expand our business and increase our market share and category position;

•	compete with the products and offerings of, and pricing and incentives offered by, our competitors;

•	develop new products, offerings, and technologies;

•	identify and acquire or invest in businesses, products, offerings, or technologies that we believe could complement or expand our platform;

•	penetrate suburban and rural areas and increase the number of rides taken on our platform outside metropolitan areas;

•	reduce the costs of our Personal Mobility offering to better compete with personal vehicle ownership and usage and public transportation;

•	enter or expand operations in some of the key countries in which we are currently limited by local regulations, such as Argentina, Germany, Italy, Japan, South Korea, and Spain; and

•	increase positive perception of our brand.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may not successfully accomplish any of these objectives. A softening of Driver, consumer, restaurant, shipper, or carrier demand, whether caused by changes in the preferences of such parties, failure to maintain our brand, changes in the U.S. or global economies, licensing fees in various jurisdictions, competition, or other factors, may result in decreased revenue or growth and our financial results and future prospects would be adversely impacted. We expect to continue to incur significant expenses, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not achieve profitability.

We generate a significant percentage of our Gross Bookings from trips in large metropolitan areas and trips to and from airports. If our operations in large metropolitan areas or ability to provide trips to and from airports are negatively affected, our financial results and future prospects would be adversely impacted.

In 2018, we derived approximately     % of our Ridesharing Gross Bookings from five metropolitan areas – Los Angeles, New York City, and the San Francisco Bay Area in the United States; London in the United Kingdom; and São Paulo in Brazil. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these large metropolitan areas. An economic downturn, increased competition, or regulatory obstacles in any of these key metropolitan areas would adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of such events in other areas. In addition, any changes to local laws or regulations within these key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business. For example, in August 2018, New York City approved regulations for the local for-hire market (which includes our Ridesharing products), including a cap on the number of new for-hire vehicle licenses for ridesharing services. In addition, in December 2018, New York City approved per-mile and per-minute rates for drivers, designed to target minimum hourly earnings for drivers providing for-hire services in New York City and surrounding areas. These minimum rates took effect in February 2019. In addition, other jurisdictions such as Seattle have in the past considered or may consider regulations that would implement minimum wage requirements or permit drivers to negotiate for minimum wages while providing services on our platform. Further, we expect that we will continue to face challenges in penetrating lower-density suburban and rural areas, where our network is smaller and less liquid, the cost of personal vehicle ownership is lower, and personal vehicle ownership is more convenient. If we are not successful in penetrating suburban and rural areas, or if we are unable to operate in certain key metropolitan areas in the future, our ability to serve what we consider to be our total addressable market would be limited, and our business, financial condition, and operating results would suffer.

Over the same period, we generated     % of our Ridesharing Gross Bookings from trips that either started or were completed at an airport, and we expect this percentage to increase in the future. As a result of this concentration, our operating results are susceptible to existing regulations and regulatory changes that impact the ability of drivers using our platform to provide trips to and from airports. Certain airports currently regulate ridesharing within airport boundaries, including by mandating that ridesharing service providers obtain airport-specific licenses, and some airports, particularly those outside the United States, have banned ridesharing operations altogether. Despite such bans, some Drivers may continue to provide Ridesharing services, including trips to and from airports, despite lacking the requisite permits. Such actions may result in the imposition of fines or sanctions, including further bans on our ability to operate within airport boundaries, against us or Drivers. Additional bans on our airport operations, or any permitting requirements or instances of non-compliance by Drivers, would significantly disrupt our operations. In addition, if drop-offs or pick-ups of riders become inconvenient because of airport rules or regulations, or more expensive because of airport-imposed fees, the number of Drivers or consumers could decrease, which would adversely affect our business, financial condition, and operating results. While we have entered into agreements with most major U.S. airports as well as certain airports outside the United States to allow the use of our platform within airport boundaries, we cannot guarantee that we will be able to renew such agreements, and we may not be successful in negotiating similar agreements with airports in all jurisdictions.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we fail to develop and successfully commercialize autonomous vehicle technologies or fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors, or are perceived as less safe than those of our competitors or non-autonomous vehicles, our financial performance and prospects would be adversely impacted.

We have invested, and we expect to continue to invest, substantial amounts in autonomous vehicle technologies. As discussed elsewhere in this prospectus, we believe that autonomous vehicle technologies may have the ability to meaningfully impact the industries in which we compete. While we believe that autonomous vehicles present substantial opportunities, the development of such technology is expensive and time-consuming and may not be successful. Several other companies, including Waymo, Cruise Automation, Tesla, Apple, Pronto.ai, Aurora, and Nuro are also developing autonomous vehicle technologies, either alone or through collaborations with car manufacturers, and we expect that they will use such technology to further compete with us in the personal mobility, meal delivery, or logistics industries. We expect certain competitors to commercialize autonomous vehicle technologies at scale before we do. Waymo has already introduced a commercialized ridehailing fleet of autonomous vehicles, and it is possible that other of our competitors could introduce autonomous vehicle offerings earlier than we will. In the event that our competitors bring autonomous vehicles to market before we do, or their technology is or is perceived as superior to ours, they will be able to leverage such technology to compete more effectively with us, which would adversely impact our financial performance and our prospects. For example, use of autonomous vehicles could substantially reduce the cost of providing ridesharing, meal delivery, or logistics services, which could allow competitors to offer such services at a substantially lower price as compared to the price available to consumers on our platform. If a significant number of consumers choose to use our competitors’ offerings over ours, our financial performance and prospects would be adversely impacted.

Autonomous vehicle technologies involve significant risks and liabilities. We have conducted real-world testing of our autonomous vehicles, involving a trained driver in the driver’s seat monitoring operations while the vehicle is in autonomous mode. In March 2018, one of these test vehicles struck and killed a pedestrian in Tempe, Arizona. Following that incident, we voluntarily suspended real-world testing of our autonomous vehicles for several months in all markets where we were conducting real-world testing, which was a setback for our autonomous vehicle technology efforts. Failures of our autonomous vehicle technologies or additional crashes involving autonomous vehicles using our technology would generate substantial liability for us, create additional negative publicity about us, or result in regulatory scrutiny, all of which would have an adverse effect on our reputation, brand, business, prospects, and operating results.

The development of our autonomous vehicle technologies is highly dependent on internally developed software, as well as on partnerships with third parties such as OEMs and other suppliers. We develop and integrate self-driving software into our autonomous vehicle technologies and work with OEMs and other suppliers to develop autonomous vehicle technology hardware. We partner with OEMs that will seek to manufacture vehicles capable of incorporating our autonomous vehicle technologies. Our dependence on these relationships exposes us to the risk that components manufactured by OEMs or other suppliers could contain defects that would cause our autonomous vehicle technologies to not operate as intended. Further, reliance on these relationships exposes us to risks beyond our control, such as third-party software or manufacturing defects, which would substantially impair our ability to deploy autonomous vehicles. If our autonomous vehicle technologies were to contain design or manufacturing defects that caused such technology to not perform as expected, or if we were unable to deploy autonomous vehicles as a result of manufacturing delays by OEMs, our financial performance and our prospects could be harmed.

We expect that governments will develop regulations that are specifically designed to apply to autonomous vehicles. These regulations could include requirements that significantly delay or narrowly limit the commercialization of autonomous vehicles, limit the number of autonomous vehicles that we can manufacture or use on our platform, or impose significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technologies. If regulations of this nature are implemented, we may not be able to commercialize our autonomous vehicle technologies in the manner we expect, or at all. Further, if we are

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unable to comply with existing or new regulations or laws applicable to autonomous vehicles, we could become subject to substantial fines or penalties.

Our business depends on retaining and attracting high-quality personnel, and continued attrition, future attrition, or unsuccessful succession planning could adversely affect our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. Challenges related to our culture and workplace practices and negative publicity we experience have in the past led to significant attrition and made it more difficult to attract skilled employees. Future challenges related to our culture and workplace practices or additional negative publicity could lead to further attrition and difficulty attracting high-quality employees. In 2017, we experienced significant leadership changes, which disrupted our business and increased attrition among senior management and employees, and during the third quarter of 2018, annualized attrition among employees was near peak levels. Future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

In addition, we depend on the continued services and performance of our key personnel, including our Chief Executive Officer Dara Khosrowshahi. We have entered into an employment agreement with Mr. Khosrowshahi, which is at-will and has no specific duration. Other key members of our management team joined our company after August 2017, and none had previously worked within our industry. Recently hired executives may view our business differently than members of our prior management team and, over time, may make changes to our personnel and their responsibilities as well as our strategic focus, operations, or business plans. We may not be able to properly manage any such shift in focus, and any changes to our business may ultimately prove unsuccessful.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. Additionally, key members of our management team and many of our employees hold RSUs that will vest in connection with this offering, or hold stock options that will become exercisable for common stock that will be tradeable following this offering, which we expect will adversely impact our ability to retain employees. Further the equity incentives we currently use to attract, retain, and motivate employees may not be as effective as in the past, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical stock price growth. If we are unable to attract and retain high-quality management and operating personnel, our business, financial condition, and operating results could be adversely affected.

The impact of economic conditions, including the resulting effect on discretionary consumer spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which

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disposable income is adversely affected. In such circumstances, consumers may choose to use one of our lower price-point products, such as UberPOOL, over a higher Gross Bookings per Trip offering, may choose to forego our offerings for lower-cost personal vehicle or public transportation alternatives, or may reduce total miles traveled as economic activity decreases. Such a shift in consumer behavior may reduce our network liquidity and may harm our business, financial condition, and operating results. Likewise, small businesses that do not have substantial resources, including many of the restaurants in our network, tend to be more adversely affected by poor economic conditions than large businesses. Further, because spending for food purchases from restaurants is generally considered discretionary, any decline in consumer spending may have a disproportionate effect on our Uber Eats business. If spending at many of the restaurants in our network declines, or if a significant number of these restaurants go out of business, consumers may be less likely to use our products and offerings, which could harm our business and operating results. Alternatively, if economic conditions improve, it could lead to Drivers obtaining additional or alternative opportunities for work, which could negatively impact the number of Drivers on our platform, and thereby reduce our network liquidity.

Increases in fuel, food, labor, energy, and other costs could adversely affect our operating results.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by Drivers and carriers when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase restaurant operating costs. Many of the factors affecting Driver, restaurant, and carrier costs are beyond the control of these parties. In many cases, these increased costs may cause Drivers and carriers to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause restaurants to pass costs on to consumers by increasing prices, which would likely cause order volume to decline, may cause restaurants to cease operations altogether, or may cause carriers to pass costs on to shippers, which may cause shipments on our platform to decline. A decreased supply of Drivers, consumers, restaurants, shippers, or carriers on our platform would decrease our network liquidity, which could harm our business and operating results.

We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings, and markets. In particular, our dockless e-bike and e-scooter products are capital and operations intensive and we may require additional capital to expand these products. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders may suffer significant dilution, and any new equity securities we issue may have rights, preferences, and privileges superior to those of existing stockholders. Certain of our existing debt instruments contain, and any debt financing we secure in the future could contain, restrictive covenants relating to our ability to incur additional indebtedness and other financial and operational matters that make it more difficult for us to obtain additional capital with which to pursue business opportunities. For example, our existing debt instruments contain significant restrictions on our ability to incur additional secured indebtedness. We may not be able to obtain additional financing on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth and to respond to business challenges and competition may be significantly limited.

If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or platform user data, we may face loss of revenue, harm to our brand, business disruption, and significant liabilities.

We collect, use, and process a variety of personal data, such as email addresses, mobile phone numbers, profile photos, location information, drivers’ license numbers and Social Security numbers of Drivers, consumer payment card information, and Driver and restaurant bank account information. As such, we are an attractive

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Pursuant to 17 C.F.R. Section 200.83

target of data security attacks by third parties. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of any such data could result in significant liability and a material loss of revenues resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of platform users, and any failure by such third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have similar adverse consequences for us.

Because the techniques used to obtain unauthorized access, disable or degrade services, or sabotage systems change frequently and are often unrecognizable until launched against a target, we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers and platform may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate confidential, proprietary, or personal information held by or on behalf of us, disrupt our operations, damage our computers, or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. We have been subject to security and data privacy incidents in the past and may be again in the future. For example, in May 2014, we experienced a data security incident in which an outside actor gained access to certain personal information belonging to Drivers through an access key written into code that an employee had unintentionally posted publicly on a code-sharing website used by software developers (the “2014 Breach”). In October and November of 2016, outside actors downloaded the personal data of approximately 57 million Drivers and consumers worldwide (the “2016 Breach”). The accessed data included the names, email addresses, mobile phone numbers, and drivers’ license numbers of approximately 600,000 Drivers, among other information. For further information on this incident, see the risk factors titled “—We currently are subject to a number of inquiries, investigations, and requests for information from the U.S. Department of Justice and other U.S. and foreign government agencies, the adverse outcomes of which could harm our business” and “—We face risks related to our collection, use, transfer, disclosure, and other processing of data, which could result in investigations, inquiries, litigation, fines, legislative, and regulatory action, and negative press about our privacy and data protection practices,” below.

If we are unable to introduce new or upgraded products, offerings, or features that Drivers, consumers, restaurants, shippers, and carriers recognize as valuable, we may fail to retain and attract such users to our platform and our operating results would be adversely affected.

To continue to retain and attract Drivers, consumers, restaurants, shippers, and carriers to our platform, we will need to continue to invest in the development of new products, offerings, and features that add value for Drivers, consumers, restaurants, shippers, and carriers and that differentiate us from our competitors. For example, in 2018, we redesigned our Driver application with features that better anticipate Driver needs, such as improved real-time communication and updates on the availability of riders and consumers and the pricing of fares and deliveries, and we acquired orderTalk to better integrate Uber Eats with restaurant point-of-sale systems. Developing and delivering these new or upgraded products, offerings, and features is costly, and the success of such new products, offerings, and features depends on several factors, including the timely completion, introduction, and market acceptance of such products, offerings, and features. Moreover, any such new or upgraded products, offerings, or features may not work as intended or may not provide intended value to platform users. If we are unable to continue to develop new or upgraded products, offerings, and features, or if platform users do not perceive value in such new or upgraded products, offerings, and features, platform users may choose not to use our platform, which would adversely affect our operating results.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unable to manage supply chain risks related to New Mobility products within our Personal Mobility offering such as dockless e-bikes and e-scooters and advanced technologies such as autonomous vehicles, our operations may be disrupted.

We have expanded our Personal Mobility products to include dockless e-bikes and e-scooters and are developing advanced technologies for autonomous vehicles. These products require and rely on hardware and other components that we source from third-party suppliers. The continued development of dockless e-bikes and e-scooters, autonomous vehicle technologies, and other products depends on our ability to implement and manage supply chain logistics to secure the necessary components and hardware. We do not have significant experience in managing supply chain risks. We depend on a limited number of suppliers for our dockless e-bikes, and on a single supplier for our e-scooters that also supplies our primary competitors. It is possible that we may not be able to obtain a sufficient supply of dockless e-bikes and e-scooters in a timely manner, or at all. Further, we source certain specialized or custom-made components for our autonomous vehicle and other advanced technologies from a small number of specialized suppliers, and we may not be able to secure substitutes in a timely manner, on reasonable terms, or at all. Events that could disrupt our supply chain include, but are not limited to:

•	the imposition of trade laws or regulations;

•	the imposition of duties, tariffs, and other charges on imports and exports, including with respect to imports and exports of dockless e-bikes and e-scooters from China;

•	disruption in the supply of certain hardware and components from our international suppliers, particularly those in China;

•	foreign currency fluctuations;

•	theft; and

•	restrictions on the transfer of funds.

The occurrence of any of the foregoing could materially increase the cost and reduce or delay the supply of dockless e-bikes and e-scooters available on our platform and could materially delay our progress towards introducing autonomous vehicles onto our platform, all of which could adversely affect our business, financial condition, operating results, and prospects.

We track certain operational metrics, our category position, and our equity stakes in minority-owned affiliates with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational metrics, including key metrics such as MAPCs, Trips, and Gross Bookings, our category position, and our equity stakes in minority-owned affiliates with internal systems and tools that are not independently verified by any third party and may differ from estimates or similar metrics published by third parties due to differences in sources, methodology or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, or our estimates of our category position or equity stakes in our minority-owned affiliates. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. For example, we believe that there are consumers who have multiple accounts, even though we prohibit that in our Terms of Service and implement measures to detect and prevent that behavior. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics or our estimates of our category position or our equity stakes in our minority-owned affiliates are not accurate representations of our business, or investors do

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

not perceive our operating metrics or estimates of our category position or equity stakes in our minority-owned affiliates to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be seriously harmed, and our operating and financial results could be adversely affected.

In certain jurisdictions, we allow consumers to pay for rides and meal deliveries using cash, which raises numerous regulatory, operational, and safety concerns. If we do not successfully manage those concerns, we could become subject to adverse regulatory actions and suffer reputational harm or other adverse financial and accounting consequences.

In certain jurisdictions, including India, Brazil, and Mexico, as well as certain countries in the Middle East and Africa, we allow consumers to use cash to pay Drivers the entire fare of rides and cost of meal deliveries (including our service fee from such rides and meal deliveries). For the quarter ended December 31, 2018, cash-paid trips accounted for nearly     % of our global Gross Bookings. The use of cash in connection with our technology raises numerous regulatory, operational, and safety concerns. For example, many jurisdictions have specific regulations regarding the use of cash for ridesharing. Failure to comply with these regulations could result in the imposition of significant fines and penalties and could result in a regulator requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash with our Ridesharing products and Uber Eats offering can increase safety and security risks for Drivers and riders, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions such as Brazil, serious safety incidents resulting in robberies and violent, fatal attacks on Drivers while using our platform have been reported. If we are not able to adequately address any of these concerns, we could suffer significant reputational harm, which could adversely impact our business.

In addition, establishing the proper infrastructure to ensure that we receive the correct service fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire service fee for certain of our cash-based trips. We have created systems for Drivers to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering operations. If Drivers fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could, in the aggregate, impact our financial performance.

Loss or material modification of our credit card acceptance privileges could have an adverse effect on our business and operating results.

In 2018,     % of our Gross Bookings were paid by either credit card or debit card. As such, the loss of our credit card acceptance privileges would significantly limit our business model. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry (“PCI”) and Data Security Standard (the “Standard”). The Standard is a comprehensive set of requirements for enhancing payment account data security developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. Our failure to comply with the Standard and other network operating rules could result in fines or restrictions on our ability to accept payment cards. Under certain circumstances specified in the payment card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the Standard. Such activities may reveal that we have failed to comply with the Standard. If an audit, self-assessment, or other test determines that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time consuming remediation efforts. In addition, even if we comply with the Standard, there is no assurance that we will be protected from a security breach. Moreover, the payment card networks could adopt new operating rules or interpret existing rules that we or our processors might find difficult or even

Confidential Treatment Requested by Uber Technologies, Inc.

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impossible to follow, or costly to implement. In addition to violations of network rules, including the Standard, any failure to maintain good relationships with the payment card networks could impact our ability to receive incentives from them, could increase our costs, or could otherwise harm our business. The loss of our credit card acceptance privileges for any one of these reasons, or the significant modification of the terms under which we obtain credit card acceptance privileges, may have an adverse effect on our business, revenue, and operating results.

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings could interfere with the speed and availability of our platform. For example, in January 2018, some T-Mobile customers traveling internationally experienced a mobile service outage and as a result were unable to use our platform. If our platform is unavailable when platform users attempt to access it, or if our platform does not load as quickly as platform users expect, platform users may not return to our platform as often in the future, or at all, and may use our competitors’ products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease.

Our business depends on the efficient and uninterrupted operation of mobile communications systems. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach, or computer virus could result in delays or interruptions to our products, offerings, and platform, as well as business interruptions for us and platform users. Furthermore, foreign governments may leverage their ability to shut down directed services, and local governments may shut down our platform at the routing level. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results. We have invested significant resources to develop new products to mitigate the impact of potential interruptions to mobile communications systems, which can be used by consumers in territories where mobile communications systems are less efficient. However, these products may ultimately be unsuccessful.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected.

Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. We rely upon certain third parties to provide software for our products and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or Drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and Drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would negatively affect our business.

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Pursuant to 17 C.F.R. Section 200.83

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running various operating systems such as iOS and Android. We depend on the accessibility of our platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

We rely on third parties for elements of the payment processing infrastructure underlying our platform. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient payment mechanisms provided by our platform are key factors contributing to the development of our business. We rely on third parties for elements of our payment-processing infrastructure to remit payments to Drivers, restaurants, and carriers using our platform, and these third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay interchange fees and other processing and gateway fees. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to merchant partners, including us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and operating results.

In addition, system failures have periodically prevented us from making payments to Drivers in accordance with our typical timelines and processes, and have caused substantial Driver dissatisfaction and generated a significant number of Driver complaints. Future failures of the payment processing infrastructure underlying our platform could cause Drivers to lose trust in our payment operations and could cause them to instead use our competitors’ platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to Drivers, restaurants, and carriers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by platform users.

Computer malware, viruses, spamming, and phishing attacks could harm our reputation, business, and operating results.

We rely heavily on information technology systems across our operations. Our information technology systems, including mobile and online platforms and mobile payment systems, administrative functions such as human resources, payroll, accounting, and internal and external communications, and the information technology systems of our third-party business partners and service providers contain proprietary or confidential information related to business and sensitive personal data, including personally identifiable information, entrusted to us by platform users, employees, and job candidates. Computer malware, viruses, spamming, and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Various other factors may also cause system failures, including power outages, catastrophic events, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors by our employees or third-party service providers, or breaches in the security of these systems or platforms. For example, third parties may attempt to fraudulently induce employees or platform users to disclose information to gain access to our data or the data of platform users. If our incident response, disaster recovery, and business continuity plans do not resolve these issues in an effective manner, they could result

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

in adverse impacts to our business operations and our financial results. Because of our prominence, the number of platform users, and the types and volume of personal data on our systems, we may be a particularly attractive target for such attacks. Although we have developed systems and processes that are designed to protect our data and that of platform users, and to prevent data loss, undesirable activities on our platform, and security breaches, we cannot assure you that such measures will provide absolute security. Our efforts on this front may be unsuccessful as a result of, for example, software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve, and we may incur significant costs in protecting against or remediating cyber-attacks. Any actual or perceived failure to maintain the performance, reliability, security, and availability of our products, offerings, and technical infrastructure to the satisfaction of platform users and certain regulators would likely harm our reputation and result in loss of revenues from the adverse impact to our reputation and brand, disruption to our business, and our decreased ability to attract and retain Drivers, consumers, restaurants, shippers, and carriers.

Our platform is highly technical, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain federal, state, or foreign reporting obligations, or could cause downtime that would impact the availability of our service to platform users. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform due to circumstances within our control, such as outages due to software limitations. We rely on co-located data centers for the operation of our platform. If our co-located data centers fail, our platform users may experience down time. If sustained or repeated, any of these outages could reduce the attractiveness of our platform to platform users. For example, as a result of an error with one of our routine maintenance releases in February 2018, we experienced an outage on our platform for 28 minutes, resulting in Drivers, consumers, restaurants, shippers, and carriers being unable to log on to our platform in major cities, including Las Vegas, Atlanta, New York, and Washington D.C. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for Drivers, consumers, restaurants, shippers, and carriers, and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of platform users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results.

We currently rely on a small number of third-party service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties could impair the delivery of our products and offerings and harm our business.

We use a combination of third-party cloud computing services and co-located data centers in the United States and abroad. We do not control the physical operation of any of the co-located data centers we use or the operations of our third-party service providers. These third-party operations and co-located data centers may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close our co-located data centers without adequate notice, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or cloud computing service. This could be time consuming and costly and

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may result in the loss of data, any of which could significantly interrupt the provision of our products and offerings and harm our reputation and brand. We may not be able to easily switch to another cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud and data center providers are subject to the same risks. Additionally, our co-located data center facility agreements are of limited durations, and our co-located data center facilities have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements with these facilities on commercially reasonable terms, we may experience delays in the provision of our products and offerings until an agreement with another co-located data center is arranged. Interruptions in the delivery of our products and offerings may reduce our revenue, cause Drivers, restaurants, and carriers to stop offering their services through our platform, and reduce use of our platform by consumers and shippers. Our business and operating results may be harmed if current and potential Drivers, consumers, restaurants, shippers, and carriers believe our platform is unreliable. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new products on our platform may be delayed or compromised, which would have an adverse effect on our growth and business.

Our use of third-party open source software could adversely affect our ability to offer our products and offerings and subjects us to possible litigation.

We use third-party open source software in connection with the development of our platform. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we have not run a complete open source license review and may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. If we were to receive a claim of non-compliance with the terms of any of our open source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our software.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Additionally, because any software source code that we contribute to open source projects becomes publicly available, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed software source code. Any of the foregoing could be harmful to our business, financial condition, or operating results and could help our competitors develop products and offerings that are similar to or better than ours.

We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

As of December 31, 2018, we had total outstanding indebtedness of approximately $        billion aggregate principal amount, including $        aggregate principal amount of our outstanding 2021 Convertible Notes and

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$        aggregate principal amount of our outstanding 2022 Convertible Notes, which we expect will be converted into our common stock in connection with this offering. Subject to the limitations in the terms of our existing and future indebtedness, we and our subsidiaries may incur additional debt, secure existing or future debt, or refinance our debt. In particular, we may need to incur additional debt to finance the purchase of dockless e-bikes and e-scooters or autonomous vehicles, and such financing may not be available to us on attractive terms, or at all.

We will be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. To date, we have used a substantial amount of cash for operating activities, and we cannot assure you when we will begin to generate cash from operating activities in amounts sufficient to cover our debt service obligations.

In addition, under certain of our existing debt instruments, we and certain of our subsidiaries are subject to limitations regarding our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends or distributions. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay our loans immediately, and may limit our ability to obtain additional financing, which in turn may have an adverse effect on our cash flows and liquidity.

In addition, we are exposed to interest rate risk related to some of our indebtedness, which is discussed in greater detail under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Factors about Market Risk—Interest Rate Risk.”

We may have exposure to materially greater than anticipated tax liabilities.

The tax laws applicable to our global business activities are subject to uncertainty. For example, we may become subject to sales tax rates in certain jurisdictions that are significantly greater than the rates we currently pay in those jurisdictions. Like many other multinational corporations, we are subject to tax in multiple U.S. and foreign jurisdictions and have structured our operations to reduce our effective tax rate. Currently, certain jurisdictions are investigating our compliance with tax rules. If it is determined that we are not compliant with such rules, we could owe additional taxes. Additionally, the taxing authorities of the jurisdictions in which we operate have in the past, and may in the future, examine or challenge our methodologies for valuing developed technology, which could increase our worldwide effective tax rate and harm our financial position and operating results. Furthermore, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state tax authorities, as well as foreign tax authorities, and currently face numerous audits in the United States and abroad. Any adverse outcome of such reviews and audits could have a negative effect on our financial position and operating results. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by our management, and we have engaged in many transactions

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for which the ultimate tax determination remains uncertain. The ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Our tax positions or tax returns are subject to change, and, therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which could impact our financial position.

Changes in global and U.S. tax legislation may adversely affect our financial condition, operating results, and cash flows.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. U.S. tax legislation enacted in 2017 has significantly changed the U.S. federal income taxation of U.S. corporations, including reducing the U.S. corporate income tax rate, revising the rules governing net operating losses effective for tax years beginning after December 31, 2017, providing a transition of U.S. international taxation from a worldwide tax system to a modified territorial system, imposing a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017, and imposing new limitations on the deductibility of interest. Many of these changes were effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the U.S. Treasury and U.S. Internal Revenue Service (the “IRS”), any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

We are unable to predict what global or U.S. tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Any such changes in tax legislation, regulations, policies or practices in the jurisdictions in which we operate could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheet; affect our financial position, future operating results, cash flows, and effective tax rates where we have operations; reduce post-tax returns to our stockholders; and increase the complexity, burden, and cost of tax compliance. We are subject to potential changes in relevant tax, accounting, and other laws, regulations, and interpretations, including changes to tax laws applicable to corporate multinationals. The governments of countries in which we operate and other governmental bodies could make unprecedented assertions about how taxation is determined in their jurisdictions that are contrary to the way in which we have interpreted and historically applied the rules and regulations described above in our income tax returns filed in such jurisdictions. New laws could significantly increase our tax obligations in the countries in which we do business or require us to change the manner in which we operate our business. As a result of the large and expanding scale of our international business activities, many of these changes to the taxation of our activities could increase our worldwide effective tax rate and harm our financial position, operating results, and cash flows.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2018, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $        and $        , respectively, available to offset future taxable income. If not utilized, the federal net operating loss carryforward amounts generated prior to January 1, 2018 will begin to expire in                 , and the state net operating loss carryforward amounts will begin to expire in                . Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. We may experience ownership

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changes in the future because of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a significant and growing portion of our business in currencies other than the U.S. dollar but report our consolidated financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. As exchange rates vary, revenue, cost of revenue, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We have not to date, but may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and we do not have experience establishing hedging programs, which could expose us to additional risks that could adversely affect our financial condition and operating results.

If we are unable to identify and successfully acquire suitable businesses, our operating results and prospects could be harmed, and any businesses we acquire may not perform as expected or be effectively integrated.

As part of our business strategy, we have entered into, and expect to continue to enter into, agreements to acquire companies, form joint ventures, divest portions or aspects of our business, sell minority stakes in portions or aspects of our business, and acquire complementary companies or technologies, including divestitures in China and Southeast Asia and our Yandex.Taxi joint venture in Russia/CIS. Competition within our industry for acquisitions of businesses, technologies, and assets is intense. As such, even if we are able to identify a target for acquisition, we may not be able to complete the acquisition on commercially reasonable terms, we may not be able to receive clearances from the applicable competition authorities, or such target may be acquired by another company, including one of our competitors. Negotiations for such potential acquisitions may result in the diversion of our management’s time and significant out-of-pocket costs. We may expend significant cash or incur substantial debt to finance such acquisitions, and such indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in dilution to our stockholders. If we fail to evaluate and execute acquisitions successfully or fail to successfully address any of these risks, our business, financial condition, and operating results may be harmed.

In addition, any businesses we may acquire may not perform as well as we expect. Failure to manage and successfully integrate recently acquired businesses and technologies, including managing any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects. The process of integrating an acquired company, business, or technology or acquired personnel into our company is subject to various risks and challenges, including:

•	diverting management time and focus from operating our business to acquisition integration;

•	disrupting our ongoing business operations;

•	platform user acceptance of the acquired company’s offerings;

•	implementing or remediating the controls, procedures, and policies of the acquired company;

•	integrating the acquired business onto our systems;

•	retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees;

•	maintaining important business relationships and contracts of the acquired business;

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•	liability for pre-acquisition activities of the acquired company;

•	litigation or other claims or liabilities arising in connection with the acquired company;

•	impairment charges associated with goodwill, long-lived assets, investments, and other acquired intangible assets; and

•	other unforeseen operating difficulties and expenditures.

We may not receive a favorable return on investment for prior or future business combinations including our minority-owned affiliates, and we cannot predict whether these acquisitions or divestitures will be accretive to the value of our common stock. If we divest portions or aspects of our business, or discontinue or limit our operations in certain countries, we may limit our growth and negatively affect our operating results. It is also possible that acquisitions, combinations, divestitures, joint ventures, or other strategic transactions we announce could be viewed negatively by the press, investors, or platform users, any or all of which may adversely affect our reputation and our business. Any of these factors may adversely affect our financial condition and operating results.

Legal and Regulatory Risks Related to Our Business

We may continue to be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, and may be required to modify our business model in those jurisdictions as a result.

In certain jurisdictions, including key markets such as Argentina, Germany, Italy, Japan, South Korea, and Spain, our business model has been blocked, capped, or suspended, or we have been required to change our business model, due primarily to laws and significant regulatory restrictions in such jurisdictions. In some cases, we have applied for and obtained licenses or permits to operate and must continue to comply with the license or permit requirements or risk revocation. In addition, we may not be able to maintain or renew any such license or permit. For example, Transport for London (“TfL”) announced in September 2017 that it would not renew our license to operate in London because it determined that we were not fit to hold an operator’s license. We appealed this decision and in June 2018, we were granted a license to operate in London on a 15-month term (instead of the usual five-year term). If we are not successful in complying with the terms of the 15-month license and, as a result, it is terminated or not renewed, our inability to operate in London would adversely affect our business, revenue, and operating results. We cannot predict whether the TfL decision, or future regulatory decisions or legislation in other jurisdictions, may embolden or encourage other authorities to take similar actions even where we are operating according to the terms of an existing license or permit.

Traditional taxicab and car service operators in various jurisdictions continue to lobby legislators and regulators to block our Ridesharing products or to require us to comply with regulatory, insurance, record-keeping, licensing, and other requirements to which taxicab and car services are subject. For example, in January 2019, we suspended our Ridesharing products in Barcelona after the regional government enacted regulations mandating minimum wait times before riders could be picked up by ridesharing drivers. In December 2018, New York City approved per-mile and per-minute rates, designed to target minimum hourly earnings, for drivers providing for-hire services in New York City and surrounding areas, such as those provided by ridesharing Drivers on our platform. These minimum rates took effect in February 2019. In August 2018, the New York City Council voted to approve various measures to further regulate our business, including driver earning rules, licensing requirements, and a one-year freeze on new for-hire vehicle licenses for ridesharing services like those enabled via our platform, while the city studies whether a permanent freeze would help reduce congestion. In addition, other jurisdictions such as Seattle have in the past considered or may consider regulations which would implement minimum wage requirements or permit drivers to negotiate for minimum wages while providing services on our platform. Similar legislative or regulatory initiatives are being considered or have been enacted in countries outside the United States. If other jurisdictions impose similar regulations, our business growth could be adversely affected.

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In certain jurisdictions, we are subject to national, state, and local laws and regulations that are ambiguous in their application or enforcement or that we believe are invalid. In such jurisdictions, we may be subject to regulatory fines and proceedings and, in certain cases, may be required to cease operations altogether if we continue to operate our business as currently conducted, unless and until such laws and regulations are reformed to clarify that our business operations are fully compliant. In certain of these jurisdictions, we continue to provide our products and offerings while we assess the applicability of these laws and regulations to our products and offerings or while we seek regulatory or policy changes to address concerns with respect to our ability to comply with these laws and regulations. Our decision to continue operating in these instances has come under investigation or has otherwise been subject to scrutiny by governmental authorities. Our continuation of this practice and other past practices may result in fines or other penalties against us and Drivers imposed by local regulators, potentially increasing the risk that our licenses or permits that are necessary to operate in such jurisdictions will not be renewed. Such fines and penalties have in the past been, and may in the future continue to be, imposed solely on Drivers, which may cause Drivers to stop providing services on our platform. Furthermore, such business practices may also result in negative press coverage, which may discourage Drivers and consumers from using our platform and could adversely affect our revenues. In addition, we face regulatory obstacles, including those lobbied for by our competitors or from local governments globally, that have favored and may continue to favor local or incumbent competitors, including obstacles for potential Drivers seeking to obtain required licenses or vehicle certifications. We have incurred, and expect that we will continue to incur, significant costs in defending our right to operate in accordance with our business model in many jurisdictions. To the extent that efforts to block or limit our operations are successful, or we or Drivers are required to comply with regulatory and other requirements applicable to taxicab and car services, our revenues and growth would be adversely affected.

Our business is subject to numerous legal and regulatory risks that could have a material impact on our business and future prospects.

Our platform is available in over 700 cities across 63 countries. We are subject to differing, and sometimes conflicting, laws and regulations in the various jurisdictions in which we provide our offerings. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities, both within the United States and in foreign jurisdictions, regarding issues related to our business model. Certain proposals, if adopted, could significantly and materially harm our business, financial condition, and operating results by restricting or limiting how we operate our business, increasing our operating costs, and decreasing our number of platform users. We cannot predict whether or when such proposals may be adopted.

Further, existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth and usage of our platform. For example, as we expand our offerings in new areas, such as non-emergency medical transportation, we may be subject to additional healthcare-related federal and state laws and regulations. Additionally, because our offerings are frequently first-to-market in the jurisdictions in which we operate, several local jurisdictions have passed, and we expect additional jurisdictions to pass, laws and regulations that limit or block our ability to offer our products to Drivers and consumers in those jurisdictions, thereby impeding overall use of our platform. We are actively challenging some of these laws and regulations and are lobbying other jurisdictions to oppose similar restrictions on our business, especially our ridesharing services.

Additionally, the United Kingdom held a referendum on June 23, 2016 to determine whether the United Kingdom should leave the European Union (“EU”) or remain as a member state, the outcome of which was in favor of leaving the EU, which is commonly referred to as Brexit. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU rules and regulations to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws, and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity, and restrict access to capital.

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In addition, we are currently involved in litigation in a number of the jurisdictions in which we operate. We initiated some of these legal challenges to contest the application of certain laws and regulations to our business. Others have been brought by taxicab owners, local regulators, local law enforcement, and platform users, including Drivers and consumers. These include individual, multiple plaintiff, and putative class and class action claims for alleged violation of laws related to, among other things, transportation, competition, advertising, consumer protection, fee calculations, personal injuries, privacy, intellectual property, product liability, discrimination, safety, and employment. These legislative and regulatory proceedings, allegations, and lawsuits are expensive and time consuming to defend, and, if resolved adversely, could result in financial damages and/or penalties, including criminal penalties/incarceration and sanctions for individuals employed by us or parties with whom we contract, which could harm our ability to operate our business as planned in one or more of jurisdictions, which could adversely affect our business, revenue, and operating results.

We may face legal risks relating to our new dockless e-bike and e-scooter products, which may result in unforeseen costs and increased liability.

As we expand our Personal Mobility offering to include dockless e-bikes and e-scooters, we expect to become subject to additional risks distinct from those relating to our Ridesharing products and our meal delivery and logistics offerings. Consumers may not be technically proficient in using dockless e-bikes and e-scooters, and they may not know to wear, or intentionally choose not to wear, protective equipment designed to enhance the safety of these products, including helmets. User error, together with the failure to use protective equipment, increases the risk of injuries or death while using these products. Non-compliance with standard traffic laws, as well as urban hazards such as unpaved or uneven roadways, increases the risk and severity of potential injuries. In addition, we offer our dockless e-bike and e-scooter products predominantly in metropolitan areas, where consumers using dockless e-bikes and e-scooters need to share, navigate, and at times contend with narrow and heavily congested roads occupied by cars, buses and light rail, especially during “rush” hours, all of which heighten the potential of injuries or death. Although we advise platform users of local requirements, including applicable helmet laws, and offer promotional codes for and occasionally give away helmets during promotions or in accordance with local regulations, we do not otherwise provide protective equipment to consumers using our dockless e-bikes and e-scooters. Further, dockless e-bike and e-scooter maintenance, whether performed or facilitated by us, is difficult to ensure, and improper maintenance could lead to serious rider injury or death. Consumers using dockless e-bikes or e-scooters face a more severe level of injury in the event of a collision than that faced while riding in a vehicle, given the less sophisticated, and in some cases absent, passive protection systems on dockless e-bikes and e-scooters. As such, our dockless e-bike and e-scooter products expose us to increased liability. Additionally, we rely on third parties to manufacture our dockless e-bikes and e-scooters and their component parts. Certain dockless e-bikes and e-scooters, or component parts provided by such manufacturers may have product, design, or manufacturing defects, which could lead to injury or death resulting from consumers using our dockless e-bikes and e-scooters, or could result in us having to recall certain or all of our dockless e-bikes and e-scooters. For example, a model of e-scooter we offer on our platform was recently recalled because of concerns regarding combustibility. As such, incorporating dockless e-bikes and e-scooters into our platform will result in increased costs and liability.

Our dockless e-bikes and e-scooters are currently subject to operating restrictions or caps in certain cities and municipalities.

Most jurisdictions in which we provide our dockless e-bikes and e-scooters, including Santa Monica and Austin, limit the aggregate number of dockless e-bikes or e-scooters that we may provide in a given jurisdiction. In other jurisdictions, such as Fort Lauderdale, we have failed to secure permits to offer dockless e-bikes or e-scooters, which allows our competitors to operate in those markets while we cannot. In addition, many jurisdictions have not yet authorized dockless e-bike or e-scooter operations, which in some cases has limited our ability to expand our operations. In many major metropolitan areas, such as New York City, governmental bodies have entered into exclusive contracts for docked e-bike services in certain portions of the city, including Manhattan, and those jurisdictions may interpret such exclusive deals to prohibit dockless e-bikes provided by

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other operators. We face a combination of these limitations in certain cities, including San Francisco where the number of dockless e-bikes we can offer is subject to a cap, and where we failed to obtain one of two permits for a limited scooter pilot program. Our inability to expand our dockless e-bikes and e-scooters could harm our business, financial condition, and operating results.

Changes in, or failure to comply with, competition laws could adversely affect our business, financial condition, or operating results.

Competition authorities closely scrutinize us under U.S. and foreign antitrust and competition laws. An increasing number of governments are enforcing competition laws and are doing so with increased scrutiny, including governments in large markets such as the EU, the United States, Brazil, and India, particularly surrounding issues of predatory pricing, price-fixing, and abuse of market power. Some jurisdictions also allow competitors or consumers to assert claims of anti-competitive conduct. For example, complaints have been filed in several jurisdictions, including in the United States and India, alleging that our prices are too high (surge pricing) or too low (discounts or predatory pricing), or both. In December 2018, a purported assignee of Sidecar, an early competitor in the ridesharing business, filed a lawsuit against us asserting claims under both federal and California law based on allegations that we engaged in anti-competitive conduct. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, whether or not valid or subject to appeal. Governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models. For example, in connection with our transaction with Grab, the Competition and Consumer Commission of Singapore concluded that such transaction was a violation of local competition laws and imposed fines and restrictions on both us and Grab; similarly, the Philippine Competition Commission approved our transaction with Grab subject to remedial measures and imposed fines relating to our and Grab’s compliance with the commission’s interim order. Additionally, the review of our sale of our China operations to Didi in August 2016 by the Chinese authorities (the Anti-Monopoly Bureau of the Ministry of Commerce, now a part of the State Administration for Market Regulations) is still ongoing, and it is not clear how or when that proceeding will be resolved. Such rulings may alter the way in which we do business and, therefore, may continue to increase our costs or liabilities or reduce demand for our platform, which could adversely affect our business, financial condition, or operating results.

Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services.

Most jurisdictions in which we operate have laws that govern payment and financial services activities. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. We have submitted an application in the Netherlands through one of our subsidiaries for authorization to issue e-money and provide other authorized payment services as an Electronic Money Institution (including acquiring and executing payment transactions and money remittances), both in the Netherlands and on a cross-border passport basis into other countries within the European Economic Area (the “EEA”). We continue to critically evaluate our options for seeking additional licenses and approvals in several other jurisdictions to optimize our payment solutions and support the future growth of our business. We could be denied such licenses or required to make significant changes to our business operations before being granted such licenses. If we are denied such licenses, we could be forced to cease or limit business operations in certain jurisdictions, and even if we are able to obtain such licenses, we could be subject to fines or other enforcement action, or stripped of such licenses, if we are found to violate the requirements of such licenses. In some countries, it is not clear whether we are required to be licensed as a payment services provider where we rely on local payment providers to disburse payments. Were local regulators to determine that such arrangements require us to be so licensed, such regulators may block payments

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to Drivers, restaurants, shippers or carriers. Such regulatory actions, or the need to obtain regulatory approvals, could impose significant costs and involve substantial delay in payments we make in certain local markets, any of which could adversely affect our business, financial condition, or operating results.

In addition, laws related to money transmission and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all. For example, changes to our business in Europe, combined with changes to the EU Payment Services Directive, caused aspects of our payment operations in Europe to fall within the scope of European payments regulation. In addition, as we evolve our business or make changes to our business structure, we may be subject to additional laws related to money transmission, online payments, and financial regulation. These laws govern, among other things, money transmissions, prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, banking, and import and export restrictions. Our business operations, including our payments to Drivers and restaurants, may not always comply with these financial laws and regulations. Historical or future non-compliance with these laws or regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.

Further, our payment system is susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services, and payments to sanctioned parties. We have invested and will need to continue to invest substantial resources to comply with applicable anti-money laundering and sanctions laws. Government authorities may seek to bring legal action against us if our payment system is used for improper or illegal purposes, and any such action could result in financial or reputational harm to our business.

We currently are subject to a number of inquiries, investigations, and requests for information from the U.S. Department of Justice and other U.S. and foreign government agencies, the adverse outcomes of which could harm our business.

We are the subject of DOJ criminal inquiries and investigations, as well as related civil enforcement inquiries and investigations by other government agencies in the United States and abroad. Those inquiries and investigations cover a broad range of matters, including our data designation and document retention policies related to the 2016 Breach, which involved the breach of certain archived consumer data hosted on a cloud-based service that outside actors accessed and downloaded. We have in the past and may in the future settle claims related to such matters. For example, in September 2018, after investigations and various lawsuits relating to the 2016 Breach, we settled with the Attorneys General of all 50 U.S. states and the District of Columbia through stipulated judgments and payment in an aggregate amount of $148 million related to our failure to report the incident for approximately one year. In April 2018, we entered into a consent decree that lasts through 2038 covering the 2014 Breach and the 2016 Breach with the U.S. Federal Trade Commission (the “FTC”), which the FTC Commissioners approved in October 2018. In November 2018, U.K. and Dutch regulators imposed fines totaling approximately $1.2 million related to the 2016 Breach. The 2016 Breach may lead to additional costly and time-consuming regulatory investigations and litigation from other government entities, as well as potentially material fines and penalties imposed by other U.S. and international regulators. We are also subject to inquiries and or investigations by various government authorities related to, among other matters, the use of a tool to limit the vehicle views available to regulatory enforcement authorities (known as Greyball), alleged deceptive business practices and fraud, the use of alleged inappropriate means to obtain a rape victim’s medical records, and our disclosures to certain investors. Investigations and enforcement actions from such entities, as well as continued negative publicity and an erosion of current and prospective platform users’ trust, could severely disrupt our business.

We are also subject to inquiries and investigations by government agencies related to certain transactions we have entered into in the United States and other countries. For example, in connection with the Grab transaction,

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the Competition and Consumer Commission of Singapore concluded that the transaction violated local competition laws and imposed fines and restrictions on both us and Grab, including a requirement that Grab cannot require drivers to drive exclusively on its platform, a prohibition on “excessive price surges,” protections for driver commission rates, and a prohibition on our sale of Lion City Rentals or any of its vehicles to Grab without approval from the commission. In addition, the Philippine Competition Commission approved the transaction subject to similar restrictions, including a cap on maximum allowable fares and a requirement that Grab cannot require drivers to drive exclusively on its platform, and imposed fines relating to our and Grab’s non-compliance with its interim measures order during the pendency of the commission’s antitrust review.

These inquiries and investigations are time-consuming and require a great deal of financial resources and attention from us and our senior management. If any of these matters are resolved adversely to us, we may be subject to additional fines, penalties, and other sanctions, and could be forced to change our business practices substantially in the relevant jurisdictions. Any such determinations could also result in significant adverse publicity or additional reputational harm, and could result in or complicate other inquiries, investigations, or lawsuits from other regulators in future merger control or conduct investigations. Any of these developments could result in material financial damages, operational restrictions, and harm our business.

We face risks related to our collection, use, transfer, disclosure, and other processing of data, which could result in investigations, inquiries, litigation, fines, legislative, and regulatory action, and negative press about our privacy and data protection practices.

The nature of our business exposes us to claims, including civil lawsuits in the United States such as those related to the 2014 Breach and the 2016 Breach. These and any future data breaches could result in violation of applicable U.S. and international privacy, data protection, and other laws. Such violations subject us to individual or consumer class action litigation as well as governmental investigations and proceedings by federal, state, and local regulatory entities in the United States and internationally, resulting in exposure to material civil or criminal liability. Our data security and privacy practices have been the subject of inquiries from government agencies and regulators. In April 2018, we entered into an FTC consent decree pursuant to which we agreed, among other things, to implement a comprehensive privacy program, undergo biannual third-party audits, and not misrepresent how we protect consumer information through 2038. In October 2018, the FTC approved the final settlement, which exposes us to penalties for future failure to report security incidents. In November 2018, U.K. and Dutch regulators imposed fines totaling approximately $1.2 million. We have also entered into settlement agreements with numerous state enforcement agencies. In January 2016, we entered into a settlement with the Office of the New York State Attorney General under which we agreed to enhance our data security practices. In September 2018, we entered into stipulated judgments with the state attorneys general of all 50 U.S. states and the District of Columbia relating to the 2016 Breach, which involved payment of $148 million and assurances that we would enhance our data security and privacy practices. Failure to comply with these and other orders could result in substantial fines, enforcement actions, injunctive relief, and other penalties that may be costly or that may impact our business. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities.

This risk is enhanced in certain jurisdictions with stringent data privacy laws and, as we expand our products and offerings and operations domestically and internationally, we may become subject to amended or additional laws that impose substantial additional obligations related to data privacy. The EU adopted the General Data Protection Regulation (“GDPR”) in 2016, and it became effective in May 2018. The GDPR applies extraterritorially and imposes several stringent requirements for controllers and processors of personal data. Such requirements include higher consent standards to process personal data, robust disclosures regarding the use of personal data, strengthened individual data rights, data breach requirements, limitations on data retention, strengthened requirements for special categories of personal data and pseudonymised (i.e., key-coded) data, and additional obligations for contracting with service providers that may process personal data. The GDPR further provides that EU member states may institute additional laws and regulations impacting the processing of

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personal data, including (i) special categories of personal data (e.g., racial or ethnic origin, political opinions, and religious or philosophical beliefs) and (ii) profiling of individuals and automated individual decision-making. Such additional laws and regulations could limit our ability to use and share personal or other data, thereby increasing our costs and harming our business and financial condition. Non-compliance with the GDPR is subject to significant penalties, including fines of up to €20 million or 4% of total worldwide revenue. Other jurisdictions outside the EU are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. For example, California recently adopted the California Consumer Privacy Act of 2018 (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for businesses. The CCPA includes a statutory damages framework and private rights of actions against businesses that fail to comply with the CCPA’s terms or implement reasonable security procedures and practices to prevent data breaches. The CCPA goes into effect in January 2020.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the EEA. We rely on transfer mechanisms permitted under these laws, including the EU Standard Contract Clauses. Such mechanisms have recently received heightened regulatory and judicial scrutiny. If we cannot rely on existing mechanisms for transferring personal data from the EEA, the United Kingdom, or other jurisdictions, we may be unable to transfer personal data of Drivers, consumers, or employees in those regions. In addition, we may be required to disclose personal data pursuant to demands from government agencies, including from state and city regulators as a requirement for obtaining or maintaining a license or otherwise, from law enforcement agencies, and from intelligence agencies. This disclosure may result in a failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations and could result in proceedings or actions against us in the same or other jurisdictions and could have an adverse impact on our reputation and brand. Further, if any jurisdiction in which we operate changes its laws, rules, or regulations relating to data residency or local computation such that we are unable to comply in a timely manner or at all, we may risk losing our rights to operate in such jurisdictions. This could adversely affect the manner in which we provide our products and offerings and thus materially affect our operations and financial results.

Such data protection laws, rules, and regulations are complex and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, and other processing and certain other related business practices and may thereby increase compliance costs. Additionally, any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, governmental entities or agencies, or others. We could incur significant costs investigating and defending such claims and, if found liable, significant damages. Further, these proceedings and any subsequent adverse outcomes may subject us to significant penalties and negative publicity. If any of these events were to occur, our business and financial results could be severely disrupted and adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, are currently, and may in the future become, involved in private actions, collective actions, investigations, and various other legal proceedings by Drivers, consumers, restaurants, shippers, carriers, employees, commercial partners, competitors or, government agencies, among others. We are subject to litigation relating to various matters including Driver classification, Drivers’ tips and taxes, the Americans with Disabilities Act, intellectual property infringement, data privacy, unfair competition, workplace culture, safety practices, and employment and human resources practices. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or

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be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition, and operating results.

We have operations in countries known to experience high levels of corruption and are currently subject to inquiries, investigations, and requests for information with respect to our compliance with a number of anti-corruption laws to which we are subject.

We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar laws outside the United States that prohibit improper payments or offers of payments to foreign governments, their officials, and political parties for the purpose of obtaining or retaining business. U.S. and non-U.S. regulators alike continue to focus on the enforcement of these laws, and we may be subject to additional compliance requirements to identify criminal activity and payments to sanctioned parties. Our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by Drivers, consumers, restaurants, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control. Our existing and future safeguards, including training and compliance programs to discourage these practices by such parties, may not prove effective, and such parties may engage in conduct for which we could be held responsible. Additional compliance requirements may compel us to revise or expand our compliance program, including the procedures we use to verify the identity of platform users and monitor international and domestic transactions. We received requests from the DOJ in May 2017 and August 2017 with respect to an investigation into potential FCPA violations, including allegations of small payments to police in Indonesia, and we are cooperating with the DOJ in this investigation. If we are determined to have violated the FCPA or similar laws, we may be subject to severe criminal or civil sanctions and other liabilities, which would adversely affect our business, financial condition, and operating results.

Drivers may become subject to increased licensing requirements, and we may be required to obtain additional licenses or cap the number of Drivers using our platform.

Many Drivers currently are not required to obtain a commercial taxi or livery license in their respective jurisdictions. However, numerous jurisdictions in which we operate have conducted investigations or taken action to enforce existing licensing rules, including markets within the Asia-Pacific region, and many others, including many countries in Europe, the Middle East, and Africa, have adopted or proposed new laws or regulations that require Drivers to be licensed with local authorities or require us or our subsidiaries to be licensed as a transportation company. Local regulations requiring the licensing of us or Drivers may adversely affect our ability to scale our business and operations. In addition, it is possible that various jurisdictions could impose caps on the number of licensed Drivers or vehicles with whom we may partner or impose limitations on the maximum number of hours a Driver may work, similar to recent regulations that were adopted in Spain and New York City, which have temporarily frozen new vehicle licenses for Drivers using platforms like ours. If we or Drivers become subject to such caps, limitations, or licensing requirements, our business and growth prospects would be adversely impacted.

We may be subject to liability for the means we use to attract and onboard Drivers.

We operate in an industry in which the competition for Drivers is intense. In this highly competitive environment, the means we use to onboard and attract Drivers may be challenged by competitors, government regulators, or individual plaintiffs. For example, putative class actions have been filed by individual plaintiffs against us for alleged violation of the Telephone Consumer Protection Act of 1991, alleging, among other things, that plaintiffs received text messages from us regarding our Driver program without their consent or after indicating to us they no longer wished to receive such text messages. In addition, in early 2017, we settled an investigation by the FTC into statements we made regarding potential Driver earnings and third-party vehicle leasing and financing programs. In connection with this matter, we agreed, among other things, to pay

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$20 million to the FTC for Driver redress. These lawsuits are expensive and time consuming to defend, and, if resolved adversely, could result in material financial damages and penalties, costly adjustments to our business practices, and negative publicity. In addition, we could incur substantial expense and possible loss of revenues if competitors file additional lawsuits or other claims challenging these practices.

Our business depends heavily on insurance coverage for Drivers and on other types of insurance for additional risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to Drivers or to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We use a combination of third-party insurance and self-insurance mechanisms, including a wholly owned captive insurance subsidiary. Insurance coverage under our programs may include third-party automobile liability, automobile comprehensive and collision, physical damage, and uninsured and underinsured motorist coverage for Drivers. In particular, we require Drivers to carry automobile insurance, and in many cases we also maintain insurance on behalf of Drivers. We also maintain other automobile insurance coverage for owned vehicles and employee activity, as well as coverage for non-automotive risks including general liability, workers’ compensation, property, cyber liability, and director and officers’ liability insurance. If our insurance carriers change the terms of such policies in a manner not favorable to us or Drivers, our insurance costs could increase. Further, we rely on a limited number of ridesharing insurance providers, particularly internationally, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. In addition, if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for significant additional costs.

For example, we may be subject to claims of significant liability based on traffic accidents, injuries, or other incidents that are caused by Drivers who use our platform, even when those Drivers are not actively using our platform. As we expand to include more offerings on our platform, insurance needs will likely also extend to those additional offerings, including but not limited to Uber Freight, autonomous vehicles, and dockless e-bikes and e-scooters. As a result, our automobile liability and general liability insurance policies may not cover all potential claims related to traffic accidents, injuries, or other occurrences to which we are exposed, and may not be adequate to indemnify us for all liability that we could face. In addition, we and our captive insurance subsidiary are party to certain reinsurance and indemnification arrangements that transfer a significant portion of the risk from the insurance provider to us or our captive insurance subsidiary, which could require us to pay out material amounts that may be in excess of our insurance reserves, resulting in harm to our financial condition. Our insurance reserves account for unpaid losses and loss adjustment expenses for risks retained by us through our captive insurance subsidiary and other risk retention mechanisms. Such amounts are based on actuarial estimates, historical claim information, and industry data. While management believes that these reserve amounts are adequate, the ultimate liability could be in excess of our reserves. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If we are subject to claims of liability relating to the acts of Drivers or others using our platform, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition, and operating results.

In addition, we are subject to local laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Legislation has been passed in many U.S. jurisdictions that codifies these insurance requirements with respect to ridesharing. Additional legislation has been proposed in other jurisdictions that seek to codify or change insurance requirements with respect to ridesharing. Additionally, various municipalities have imposed or are considering legislation mandating certain levels of insurance for dockless e-bikes and e-scooters. In addition, service providers and business customers of Uber Freight and Uber for Business may require higher limits of coverage as a condition to entering into certain key contracts with us. Any failure, or perceived failure, by us to comply with local laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions taken against us by governmental entities or others. These lawsuits, proceedings, or actions may subject

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us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

We may be subject to pricing regulations, as well as related litigation or regulatory inquiries.

Our revenue is dependent on the pricing model we use to calculate consumer fares and Driver earnings. Our pricing model, including dynamic pricing, has been, and will likely continue to be, challenged, banned, limited in emergencies, and capped in certain jurisdictions. For example, in 2016, the city of New Delhi, India banned our surge pricing and in 2018, Honolulu, Hawaii became the first U.S. city to pass legislation to cap surge pricing if increased rates exceed the maximum fare set by the city. Additional regulation of our pricing model could increase our operating costs and adversely affect our business. Furthermore, our pricing model has been the subject of litigation and regulatory inquiries related to, among other things, the calculation of and statements regarding consumer fares and Driver earnings (including rates, fees, surcharges, and tolls), as well as the use of surge pricing during emergencies and natural disasters. As a result, we may be forced to change our pricing model in certain jurisdictions, which could harm our revenue.

If we are unable to protect our intellectual property, or if third parties are successful in claiming that we are misappropriating the intellectual property of others, we may incur significant expense and our business may be adversely affected.

Our intellectual property includes the content of our website, mobile applications, registered domain names, software code, firmware, hardware and hardware designs, registered and unregistered trademarks, trademark applications, copyrights, trade secrets, inventions (whether or not patentable), patents, and patent applications. We believe that our intellectual property is essential to our business and affords us a competitive advantage in the markets in which we operate. If we do not adequately protect our intellectual property, our brand and reputation may be harmed, Drivers, consumers, restaurants, shippers, and carriers could devalue our products and offerings, and our ability to compete effectively may be impaired.

To protect our intellectual property, we rely on a combination of copyright, trademark, patent, and trade secret laws, contractual provisions, end-user policies, and disclosure restrictions. Upon discovery of potential infringement of our intellectual property, we promptly take action to protect our rights as appropriate. We also enter into confidentiality agreements and invention assignment agreements with our employees and consultants and seek to control access to, and distribution of, our proprietary information in a commercially prudent manner. The efforts we have taken to protect our intellectual property may not be sufficient or effective. For example, effective intellectual property protection may not be available in every country in which we currently or in the future will operate. In addition, it may be possible for other parties to copy or reverse-engineer our products and offerings or obtain and use the content of our website without authorization. Further, we may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our domain names, trademarks, service marks, and other proprietary rights. Moreover, our trade secrets may be compromised by third parties or our employees, which would cause us to lose the competitive advantage derived from the compromised trade secret. Further, we may be unable to detect infringement of our intellectual property rights, and even if we detect such violations and decide to enforce our intellectual property rights, we may not be successful, and may incur significant expenses, in such efforts. In addition, any such enforcement efforts may be time-consuming and may divert management’s attention. Further, such enforcement efforts may result in a ruling that our intellectual property rights are unenforceable. Any failure to protect or any loss of our intellectual property may have an adverse effect on our ability to compete and may adversely affect our business, financial condition, or operating results.

Companies in the Internet and technology industries, and other patent and trademark holders, including “non-practicing entities,” seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have

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and may in the future continue to receive notices that claim we have misappropriated, misused, or infringed upon other parties’ intellectual property rights. Furthermore, from time to time we may introduce or acquire new products, including in areas in which we historically have not operated, which could increase our exposure to patent and other intellectual property claims. In addition, we have been sued, and we may in the future be sued, for allegations of intellectual property infringement or threats of trade secret misappropriation. For example, in February 2017, Waymo filed a lawsuit against us alleging, among other things, theft of trade secrets and patent infringement arising from our acquisition of Ottomotto LLC. In February 2018, we entered into a settlement agreement with Waymo, which provided for, among other things, an agreement to work with Waymo to ensure that our autonomous vehicle hardware, firmware, and software do not infringe or misappropriate any of Waymo’s intellectual property, including trade secrets. These steps could result in design changes that could require substantial time and resources to implement, and could limit or delay our production of autonomous vehicle technologies.

Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and could hurt goodwill associated with our brand. These claims may also subject us to significant liability for damages and may result in us having to stop using technology, content, branding, or business methods found to be in violation of another party’s rights. Further, certain adverse outcomes of such proceedings could adversely affect our ability to compete effectively in existing or future businesses.

We may be required or may opt to seek a license for the right to use intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we may be required to pay significant royalties, which may increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive. If we cannot license or develop alternative technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively or we may be prevented from operating our business in certain jurisdictions. Any of these results could harm our operating results.

Our reported financial results may be adversely affected by changes in accounting principles.

The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations, of accounting regulations. Changes to our business model and accounting methods could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If we are deemed an investment company under the Investment Company Act, applicable restrictions could have an adverse effect on our business.

The Investment Company Act contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We believe that we have conducted our business in a manner that does not result in being characterized as an “investment company” under the Investment Company Act because we are primarily engaged in a non-investment company business. Although a significant portion of our assets constitute investments in non-controlled entities (including in China), referred to elsewhere in this prospectus as minority-owned affiliates, we believe that we are not an investment company pursuant to Section 3(b)(1) of the Investment Company Act. While we intend to conduct our operations such that we will not be deemed an investment company, such a determination would require us to initiate burdensome compliance requirements and comply with restrictions imposed by the Investment Company Act that would limit

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our activities, including limitations on our capital structure and our ability to transact with affiliates, which would have an adverse effect on our financial condition. To avoid such a determination, we may be required to conduct our business in a manner that does not subject us to the requirements of the Investment Company Act, which could have an adverse effect on our business. For example, we may be required to sell certain of our assets and pay significant taxes upon the sale or transfer of such assets.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our common stock was determined through negotiations between the underwriters and us, and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following our this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

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actual or anticipated fluctuations in MAPCs, Trips, Core Platform Contribution Margin, Adjusted EBITDA, Core Platform Adjusted Net Revenue, Gross Bookings, revenue, or other operating and financial results;

•	announcements by us or estimates by third parties of actual or anticipated changes in the number of Drivers and consumers on our platform;

•	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

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actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	negative media coverage or publicity;

•	changes in operating performance and stock market valuations of technology companies generally, or those in our industry in particular, including our competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened, filed, or decided against us;

•	developments in legislation or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any major change in our board of directors or management;

•	any safety incidents or public reports of safety incidents that occur on our platform or in our industry;

•	statements, commentary, or opinions by public officials that our product offerings are or may be unlawful, regardless of any interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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In addition, price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business. In addition, the occurrence of any of the factors listed above, among others, may cause our stock price to decline significantly, and there can be no assurance that our stock price would recover. As such, you may not be able to sell your shares at or above the initial public offering price, and you may lose some or all of your investment.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions will include the following:

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our board of directors has the right to elect directors to fill vacancies created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	advance notice requirements for stockholder proposals, which may reduce the number of stockholder proposals available for stockholder consideration;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•	prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

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our board of directors will be able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. In addition, under our existing debt instruments, we, and certain of our subsidiaries, are subject to certain limitations on our business and operations, including limitations on certain consolidations, mergers, and sales of assets. For information regarding these and other provisions, see the risk factor titled “—We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business” and the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on the                under the symbol “UBER.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the price that you may obtain for your shares.

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Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed elsewhere in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of December 31, 2018, on the closing of this offering, we will have outstanding a total of                  shares of common stock, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock on the closing of this offering, the conversion of our Convertible Notes into                  shares of common stock assuming a conversion date of December 31, 2018 and the assumed initial public offering price of $        per share, the net issuance of                shares of common stock pursuant to RSUs that are service-vested, the issuance of 150,071 shares of common stock pursuant to the cash exercise of warrants to purchase shares of our Series E redeemable convertible preferred stock, and the related reclassification of the redeemable convertible preferred stock warrant liability to common stock and additional paid-in capital for such exercises, and the issuance of                 shares in this offering. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers, and other holders of substantially all our outstanding shares are subject to market standoff agreements or have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares for              days after the date of this prospectus. However, Morgan Stanley may, in its sole discretion, waive the lock-up agreements before they expire. After the lock-up agreements expire, all                  shares outstanding as of December 31, 2018 (assuming the closing of the offering) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements, and Rules 144 and 701 of the Securities Act of 1933, as amended (the “Securities Act”). In addition,                  shares of common stock were subject to outstanding stock options, RSUs, SARs, and warrants as of December 31, 2018, and outstanding RSUs covering, and stock options to purchase, an aggregate of                  shares of common stock were granted subsequent to December 31, 2018. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to outstanding equity awards and shares reserved for issuance under our stock plans. This registration statement will become effective immediately on its filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

We anticipate incurring a substantial obligation in connection with tax liabilities on the initial settlement of RSUs in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition or may add to the dilution of our stockholders in the offering.

In light of the large number of RSUs that will initially settle in connection with this offering, we anticipate that we will expend substantial funds to satisfy tax withholding and remittance obligations on the effective date of our registration statement. Substantially all of the RSUs granted prior to the date of this prospectus, which we sometimes refer to as the pre-offering RSUs, vest upon the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition is generally satisfied over a period of four years, and the liquidity event-based condition is satisfied on the earlier of (i) the effective date of this offering and (ii) the date of a change in control. As a result, a large number of RSUs which have previously satisfied the service-based vesting condition will vest in connection with the effectiveness of this offering. On the settlement dates for the pre-offering RSUs, we plan to withhold shares and remit income taxes on behalf of the holders of the pre-offering RSUs at applicable statutory rates, which we refer to as a net settlement.

We anticipate that we will net settle RSUs that have previously satisfied the service-based vesting condition and will vest in connection with this offering, and withhold and remit income taxes at applicable statutory rates based on the value of the underlying shares on the settlement date. For pre-offering RSUs that will vest after the effectiveness of our offering and prior to the expiration of the lockup period, we may choose to net settle RSUs

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held by our executive officers, but require other current and former employee RSU holders to sell shares on the market to cover their withholding taxes.

Based on the number of pre-offering RSUs outstanding as of                 , 2018 for which the service-based vesting condition had been satisfied on that date, and assuming (i) the liquidity event-based vesting condition had been satisfied on that date, (ii) that the price of our common stock at the time of settlement was equal to the assumed initial public offering price of $        per share, and (iii) a     % tax withholding rate, we estimate that this tax obligation on the initial settlement date would be approximately $                billion in the aggregate. Accordingly, we would expect to deliver an aggregate of approximately                million shares of our common stock to pre-offering RSU holders after withholding an aggregate of approximately                million shares of our common stock. In connection with these net settlements, we would withhold and remit the tax liabilities on behalf of the pre-offering RSU holders to the relevant tax authorities in cash. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock in this offering, and the actual number of pre-offering RSUs outstanding for which the service-based vesting condition has been satisfied on the initial settlement date.

Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.

Upon completion of this offering, our executive officers, directors, and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately     % of our outstanding shares of common stock. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations, or the sale of us or all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation, or other business combination involving our company, or discouraging a potential acquirer from otherwise attempting to obtain control, even if that change of control would benefit our other stockholders. Additionally, certain of our stockholders, including SoftBank (our largest stockholder), Alphabet, and Didi, have made substantial investments in certain of our competitors, and may increase such investments or make new investments in other competitors in the future. Therefore, the interests of this group of stockholders may not align with the interests of other stockholders.

We have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds for general corporate purposes, including working capital, operating expenses, and capital expenditures, and we may use a portion of the net proceeds to acquire complementary businesses, products, offerings, or technologies. We expect to use some of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs, which will vest in connection with this offering. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed. Pending their use, the net proceeds from our initial public offering may be invested in a way that does not produce income or that loses value.

If securities or industry analysts either do not publish research about us, or publish inaccurate or unfavorable research about us, our business, or our market, or, if such analysts change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more

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of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide more favorable recommendations about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, certain of our existing debt instruments include restrictions on our ability to pay cash dividends. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

The requirements of being a public company may strain our resources, result in more litigation, and divert management’s attention from operating our business.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the                 , and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2020. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting for the year ending December 31, 2020. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation

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Pursuant to 17 C.F.R. Section 200.83

necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $        per share is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $        per share as of December 31, 2018, based on the assumed initial public offering price of $        per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock and also due to the conversion of our outstanding Convertible Notes at the consummation of the initial public offering. You will experience additional dilution when option holders exercise their right to purchase common stock under our equity incentive plans, when RSUs vest and settle, when we issue equity awards to our employees under our equity incentive plans, or when we otherwise issue additional shares of our common stock. For more information, see the section titled “Dilution.”

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If any other court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court.

Confidential Treatment Requested by Uber Technologies, Inc.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties, some of which cannot be predicted or quantified. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. In particular, information appearing under “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to successfully compete in highly competitive markets;

•	our ability to effectively manage our growth and maintain and improve our corporate culture;

•

our expectations regarding future financial performance, including but not limited to revenue, Core Platform Adjusted Net Revenue, potential profitability, ability to generate positive Core Platform Contribution Margin and Adjusted EBITDA, expenses, and other results of operations;

•	our expectations regarding future operating performance, including but not limited to our expectations regarding future MAPCs, Trips, and Gross Bookings;

•	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

•	the size of our addressable markets, market share, category positions, and market trends;

•	the safety, affordability, and convenience of our platform and our offerings;

•	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

•	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to introduce new products and offerings and enhance existing products and offerings;

•	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

•	the availability of capital to grow our business;

•	our ability to meet the requirements of our existing debt;

•	our ability to prevent disturbance to our information technology systems;

•	our ability to successfully defend litigation brought against us;

•	our ability to comply with existing, modified, or new laws and regulations applying to our business;

•	our ability to implement, maintain, and improve effective internal controls; and

•	our use of the net proceeds from this offering.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Actual events or results may differ from those expressed in forward-looking statements. As such, you should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a highly competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET, INDUSTRY, AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including the size and opportunity of the markets in which we operate, is based on information from various sources, on assumptions that we have made that are based on such information and other similar sources, and on our knowledge of the markets in which we operate. This information involves many assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from the assumptions underlying these publications and reports.

We use multiple sources and assumptions to calculate our TAM and our SAM discussed in the section titled “Business—Market Opportunity.” Our population estimates are based on data from the International Monetary Fund’s World Economic Outlook report from October 2018. When we refer to the 63 countries in which we have Ridesharing operations, we include only countries where we had at least 10,000 Ridesharing Trips on our platform during the quarter ended September 30, 2018. We calculate the number of urban public transportation passenger miles based on the Organisation for Economic Co-operation and Development’s (“OECD”) estimate of 5.2 trillion total public transportation passenger miles in 2015, which includes urban public passenger miles. Of these 5.2 trillion public transportation passenger miles, we estimate that 4.4 trillion are in our TAM based on the geographical mix of vehicle miles. We calculate the breakdown of miles by trip distance based on data from the 2017 National Household Travel Survey Transferability Statistics from the U.S. Department of Transportation’s Bureau of Transportation Statistics. To calculate the size of the grocery market, we use third-party estimates of per capita grocery spend and multiply it by the population data from the International Monetary Fund’s World Economic Outlook Report from October 2018. For additional detail, see the section titled “Business—Market Opportunity.”

We use data from the following Temple University study on pages 135 and 184: Greenwood, Brad N. and Sunil Wattal, “Show Me the Way to Go Home: An Empirical Investigation of Ride-Sharing and Alcohol Related Motor Vehicle Fatalities.” MIS Quarterly 41.1 (2017): 163-187. This article is not incorporated into this prospectus.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that net proceeds from the sale of our common stock that we are offering will be approximately $        billion (or approximately $        billion if the underwriters exercise their over-allotment option in full), based on the assumed initial public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of common stock in this offering by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, based on the assumed initial public offering price of $         per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

We expect to use some of the net proceeds from this offering to satisfy a portion of the anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs that will vest in connection with this offering. Based on                  RSUs outstanding as of December 31, 2018 for which the service condition has been met as of such date, and based on the assumed initial public offering price of $         per share, we estimate that these tax withholding obligations on the initial settlement date would be approximately $         billion in the aggregate. Each $1.00 increase in the price of our common stock at the time of settlement from the assumed initial public offering price of $         per share, assuming no change in the applicable tax rates, would increase the amount we would be required to pay to satisfy these obligations by approximately $         million. Each $1.00 decrease in the price of our common stock at the time of settlement from the assumed initial public offering price of $         per share, assuming no change to the applicable tax rates, would decrease the amount we would be required to pay to satisfy these obligations by approximately $         million. The foregoing discussion does not include the issuance of up to                  shares of common stock issuable from time to time upon the settlement of RSUs outstanding as of December 31, 2018, for which the service condition has not been satisfied as of such date.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities, and money market funds.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. The terms of certain of our outstanding debt instruments restrict our ability to pay dividends or make distributions on our common stock, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Confidential Treatment Requested by Uber Technologies, Inc.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2017 into 863.3 million shares of our common stock immediately prior to the closing of this offering, (ii) the net issuances of (a)          shares of our common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations, and (b)          shares of our common stock upon the vesting and settlement of RSUs granted to one employee for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $          per share) and the related increase in total liabilities and corresponding decrease in additional paid-in capital, (iii) stock-based compensation expense of $         associated with RSUs, SARs, and stock options for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, (iv) the assumed cash exercises of (a) a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock and (b) a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock, both outstanding as of December 31, 2017, which will result in the issuance of 150,071 and 922,655 shares of our common stock, respectively, in connection with this offering, and the related reclassification of redeemable convertible preferred stock warrant liability to additional paid-in capital for these exercises, (v)          shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                      , 2019 and based on the assumed initial public offering price of $          per share) in connection with the closing of this offering, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of                shares of common stock in this offering at the assumed initial public offering price, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the withholding tax obligations described above.

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You should read this table together with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma(1)		Pro Forma, As Adjusted(1)
	(in millions, except per share amounts)
Cash and cash equivalents	$4,393	$		$

Long-term debt:
Senior Secured Term Loan(2)	$1,106	$		$
2021 Convertible Notes(3)	1,190
2022 Convertible Notes(4)	764
Revolving credit arrangements	75

Total long-term debt	$3,135	$		$

Redeemable convertible preferred stock warrant liability	$125		$—		$—

Redeemable convertible preferred stock, $0.00001 par value; 905 shares authorized, 863 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$12,210		$—		$—

Stockholders’ deficit:
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Common stock, $0.00001 par value; 2,655 shares authorized, 443 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	320
Accumulated other comprehensive loss	(3)
Accumulated deficit	(8,874)

Total stockholders’ deficit	$(8,557)	$		$

Total capitalization	$6,913	$		$

(1)

Pro forma (items (ii)(b) and (v)) and pro forma as adjusted consolidated cash and cash equivalents and capitalization data are illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $        million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Senior Secured Term Loan consists of $1,136 million of principal, net of discount of $30 million.

(3)	2021 Convertible Notes consists of $1,799 million of principal, net of discount of $609 million.

(4)	2022 Convertible Notes consist of $1,004 million of principal, net of discount of $240 million.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If the underwriters exercise their over-allotment option in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, total capitalization, and shares of common stock outstanding as of December 31, 2017 would be $        , $        , $        , $        , and                 , respectively.

The number of shares of our common stock to be outstanding after this offering is based on 1,307.8 million shares of common stock outstanding as of December 31, 2017, and excludes:

•	50.3 million shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $5.43 per share;

•

87.1 million shares of our common stock issuable at or from time to time after this offering upon the settlement of RSUs outstanding as of December 31, 2017, including                  shares that we expect to issue upon the net settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering after withholding                  shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share and an assumed         % tax withholding rate);

•	up to 386,518 shares of our common stock issuable upon the exercise of SARs outstanding as of December 31, 2017;

•

3.7 million shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2017, with a weighted-average exercise price of $0.58 per share (excluding warrants that are assumed to be exercised prior to the completion of this offering);

•

                 shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of our Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                 , 2019 and based on the assumed initial public offering price of $         per share in connection with the closing of this offering);

•

                 shares of our common stock reserved for future issuance under our 2019 Plan, which will become effective on the date of the underwriting agreement between us and the underwriters for this offering; and

•	shares of our common stock reserved for issuance under our 2019 ESPP, which will become effective on the date of the underwriting agreement between us and the underwriters for this offering.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book value as of December 31, 2017 was $(8,650) million or $(0.02) per share. Our pro forma net tangible book value as of December 31, 2017 was $        , or $         per share, based on the total number of shares of our common stock outstanding as of December 31, 2017, after giving effect to (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock into 863.3 million shares of our common stock immediately prior to the closing of this offering, (ii) the net issuances of (a)                  shares of our common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations, based on the assumed initial public offering price of $         per share, and (b)                  shares of our common stock upon the vesting and settlement of RSUs granted to one employee for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $         per share), and the related increase in total liabilities and corresponding decrease in additional paid-in capital, (iii) stock-based compensation expense of $         associated with RSUs, SARs, and stock options for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, (iv) the assumed cash exercises of (a) a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock and (b) a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock, both outstanding as of December 31, 2017, which will result in the issuance of 150,071 and 922,655 shares of our common stock, respectively, in connection with this offering, and the related reclassification of the redeemable convertible preferred stock warrant liability to common stock and additional paid-in capital for these exercises, (v)                  shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                     , 2019 and based on the assumed initial public offering price of $        per share) in connection with the closing of this offering, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value after giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of                  shares of common stock in this offering at the assumed initial public offering price of $         per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the withholding tax obligations described above. For additional information, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. Our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $        , or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2017	$(0.02)
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2017
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        per share and increase (decrease) the dilution to new investors by $        per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        per share and decrease (increase) the dilution to new investors by the assumed initial public offering price of $        per share, in each case assuming the assumed initial public offering price of $        per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $        per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $        per share.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes, as of December 31, 2017, on a pro forma as adjusted basis, as described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common stock in this offering at the assumed initial public offering price of $        per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                  shares, or     % of the total number of shares of our common stock outstanding following the closing of this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares outstanding following the closing of this offering.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if the underwriters exercise in full their over-allotment option, the total number of shares held by new investors will increase to              shares, or     % of the total number of shares outstanding following the closing of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 1,307.8 million shares of common stock outstanding as of December 31, 2017, and excludes:

•	50.3 million shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $5.43 per share;

•

87.1 million shares of our common stock issuable at or from time to time after this offering upon the settlement of RSUs outstanding as of December 31, 2017, including                  shares that we expect to issue upon the net settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after withholding                  shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share and an assumed         % tax withholding rate);

•	up to 386,518 shares of our common stock issuable upon the exercise of SARs outstanding as of December 31, 2017;

•

3.7 million shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2017, with a weighted-average exercise price of $0.58 per share (excluding warrants that are assumed to be exercised prior to the completion of this offering);

•

                 shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of our Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $         thereon (through an assumed conversion date of                 , 2019 and based on the assumed initial public offering price of $         per share) in connection with the closing of this offering;

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

                 shares of our common stock reserved for future issuance under our 2019 Plan, which will become effective on the date of the underwriting agreement between us and the underwriters for this offering; and

•	shares of our common stock reserved for issuance under our 2019 ESPP, which will become effective on the date of the underwriting agreement between us and the underwriters for this offering.

To the extent any outstanding options or warrants to purchase our common stock are exercised or any outstanding RSUs or RSUs that we may grant in the future vest, or we issue additional shares of common stock, new investors will experience further dilution. If all outstanding awards under our Amended and Restated 2010 Stock Plan (the “2010 Plan”) and Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”), as well as outstanding awards granted outside of our equity compensation plans, as of December 31, 2017, were exercised or settled, then our existing stockholders, including the holders of these equity awards, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding on the closing of this offering.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected consolidated financial and operating data. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016 and 2017 (except the pro forma share and pro forma net loss per share information) and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our accounting records and have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except that such data has not been recast to conform to Topic 606, as discussed in footnote (1) below.

You should read the following selected consolidated financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected audited consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by the audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2014(1)	2015(1)	2016(1)	2017
	(unaudited)	(unaudited)
	(in millions, except per share amounts)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$495	$1,995	$3,845	$7,932
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization	388	1,077	2,205	4,103
Operations and support(2)	165	466	881	1,354
Sales and marketing(2)	245	626	1,594	2,524
Research and development(2)	81	348	864	1,201
General and administrative(2)	249	740	1,004	2,320
Depreciation and amortization	11	77	320	510

Total costs and expenses	1,139	3,334	6,868	12,012

Loss from operations	(644)	(1,339)	(3,023)	(4,080)

Gain on bargain purchase	—	39	—	—

Other income (expense), net
Interest income	—	9	22	71
Interest expense	—	(179)	(334)	(479)
Realized foreign exchange losses, net	—	(16)	(38)	(22)
Unrealized foreign exchange gains (losses), net	—	(25)	(53)	64
Other, net	(7)	(92)	208	(129)

Total other income (expense), net	(7)	(303)	(195)	(495)

Loss from continuing operations before income taxes	(651)	(1,603)	(3,218)	(4,575)
Provision for (benefit from) income taxes	2	(13)	28	(542)

Loss from continuing operations	(653)	(1,590)	(3,246)	(4,033)
Income (loss) from discontinued operations, net of income taxes (including gain on disposition in 2016)(3)	(17)	(1,098)	2,876	—

Net loss	$(670)	$(2,688)	$(370)	$(4,033)

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2014(1)	2015(1)	2016(1)	2017
	(unaudited)	(unaudited)
	(in millions, except per share amounts)
Net income (loss) per share attributable to common stockholders, basic and diluted(4):
Continuing operations			$(7.89)		$(9.46)
Discontinued operations			6.99		—

Net loss per share attributable to common stockholders, basic and diluted			$(0.90)		$(9.46)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted			412		426

Pro forma net loss per share attributable to common stockholders, basic and diluted(4):

Pro forma net loss per share attributable to common stockholders, basic and diluted				$

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted

(1)

On January 1, 2017, we adopted Topic 606 on a full retrospective basis. Accordingly, our audited consolidated financial statements for 2016 were recast to conform to Topic 606. See Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this prospectus. Comparative information for 2014 and 2015 continues to be reported under the accounting standards in effect for those periods.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2014	2015	2016	2017
	(unaudited)	(unaudited)
	(in millions)
Operations and support	$8	$13	$21	$30
Sales and marketing	2	7	13	9
Research and development	15	34	45	25
General and administrative	72	155	49	73

Total stock-based compensation expense	$97	$209	$128	$137

(3)	See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of our discontinued operations.

(4)

See Notes 1 and 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and basic and diluted pro forma net loss per share attributable to common stockholders, and for the weighted-average number of shares used in the computation of the per share amounts.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2014	2015	2016	2017
	(unaudited)	(unaudited)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,961	$4,188	$6,241	$4,393
Working capital(1)	1,748	4,644	4,589	3,088
Total assets	2,241	6,740	15,713	15,449
Long-term debt, net of current portion	—	1,423	3,087	3,048
Redeemable convertible preferred stock warrant liability	—	3	211	125
Total liabilities	330	4,078	9,198	11,796
Redeemable convertible preferred stock	2,881	6,256	11,111	12,210
Additional paid-in capital	101	120	209	320
Accumulated deficit	(1,109)	(4,265)	(4,806)	(8,874)
Total stockholders’ deficit	(1,009)	(4,146)	(4,596)	(8,557)

(1)

Working capital is defined as total current assets less total current liabilities. See our audited consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities as of December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
	(in millions, except %)
Other Financial and Operating Data:
Monthly Active Platform Consumers(1)	45	68
Trips(2)	1,818	3,736
Gross Bookings(3)	$19,236	$34,409
Core Platform Adjusted Net Revenue(4)	$3,219	$7,191
Core Platform Contribution Margin(5)	(23)%	0%
Adjusted EBITDA(6)	$(2,517)	$(2,642)

(1)

MAPCs represent the number of unique consumers who completed a Ridesharing or New Mobility ride or received an Uber Eats meal on our platform at least once in a given month, averaged over each month in the quarter. MAPCs presented for an annual period are MAPCs for the fourth quarter of the year.

(2)

Trips represent the number of completed consumer Ridesharing or New Mobility rides and Uber Eats meal deliveries in a given period. For example, an UberPOOL ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip.

(3)

Gross Bookings represent the total dollar value, including any applicable taxes, tolls, and fees, of Ridesharing and New Mobility rides, Uber Eats meal deliveries, and amounts paid by shippers for Uber Freight shipments, in each case without any adjustment for consumer discounts and refunds, Driver and restaurant earnings, and Driver incentives. Gross Bookings do not include tips earned by Drivers.

(4)	See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Adjusted Net Revenue” for more information.

(5)	See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Contribution Margin” for more information.

(6)

See the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure—Adjusted EBITDA” for more information and for a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Financial Measure

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net loss, loss from operations and other results under GAAP, we use Adjusted EBITDA, which is described below, to evaluate our business. We have included this non-GAAP financial measure in this prospectus because it is a key measure used by our management to evaluate our operating performance. Accordingly, we believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of this non-GAAP financial measure may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. This non-GAAP financial measure should not be considered in isolation from, or a substitute for, financial information prepared in accordance with GAAP. See the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for additional information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should review the sections titled “Special Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus.

Overview

Our mission is to ignite opportunity by setting the world in motion.

We believe deeply in our bold mission. Every minute of every day, consumers and Drivers on our platform can tap a button and get a ride or tap a button and get a fare. We revolutionized personal mobility with Ridesharing, and we are leveraging our platform to redefine the massive meal delivery and logistics industries. While we have had unparalleled growth at scale, we are just getting started: only 2% of the population in the 63 countries where we operate used our offerings in the quarter ended September 30, 2018, based on MAPCs.

The foundation of our platform is our massive network, leading technology, operational excellence, and product expertise. Together, these elements power movement from point A to point B.

•

Massive network. Our massive, efficient, and intelligent network consists of tens of millions of Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In over 700 cities around the world, our network powers movement at the touch of a button for millions, and we hope eventually billions, of people.

•

Leading technology. We have built proprietary marketplace, routing, and payments technologies. Marketplace technologies are the core of our deep technology advantage and include demand prediction, matching and dispatching, and pricing technologies.

•

Operational excellence. Our on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products in cities, support Drivers, consumers, restaurants, shippers, and carriers, and build and enhance relationships with cities and regulators.

•

Product expertise. Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

Opportunities, Challenges, and Risks

We have a number of significant opportunities to continue to grow our business. These opportunities include increasing Ridesharing and Uber Eats category penetration in existing markets, expanding Ridesharing and Uber Eats into new markets, increasing MAPCs and Trips per MAPC, investing in and expanding our New Mobility products, including dockless e-bikes and e-scooters, and investing in and expanding Uber Freight. We will also continue to leverage our platform to test and launch new products, such as Uber Bus, our high-capacity vehicle product, as well as invest in consumer and Driver reward programs across our offerings. Finally, we believe that autonomous vehicle technologies will be an important part of our platform over the long term, and we plan to continue to invest in these technologies. For more information on our strategies for growing our business, see the section titled “Business—Our Growth Strategy.”

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

While we have a number of key opportunities for growth, we also face a number of challenges and risks. The markets in which we operate are highly competitive and include well-funded competitors in the ridesharing and meal delivery spaces, which have low barriers to entry and low switching costs; well-established and low-cost public transportation options; and personal vehicle ownership. We may lower fares or service fees, or increase Driver incentives or consumer discounts, in order to remain competitive in existing markets or expand into new markets. Our ability to increase our market share relative to other transportation options depends in part on our ability to reduce the average cost per mile traveled on our platform, including through the introduction of lower price point products such as Express POOL and Uber Bus. We also face challenges increasing penetration in existing markets, including suburban and rural areas where our network is smaller and less liquid, the cost of personal vehicle ownership is lower, and personal vehicle ownership is more convenient. Further, we are making substantial investments in new products and offerings, such as autonomous vehicles, dockless e-bikes, and e-scooters, which are inherently risky. These investments, in conjunction with sustained Driver incentives or consumer discounts, pose a challenge to future profitability. Furthermore, we face legal and regulatory obstacles, including in the six countries that we have identified as near-term priorities, that could adversely affect our revenues, costs, and ability to enter and grow in new markets. For more information on challenges we face, see the section titled “Risk Factors” and the subsection titled “Factors Affecting Our Performance” in this section.

While we have a leading ridesharing category position in every major region of the world where we operate through our owned operations, our category position has declined in certain geographies in recent periods. In 2017 our category position in the United States and Canada was significantly impacted by adverse publicity events. Since that time, we have hired a new CEO and implemented other meaningful management and culture changes that we believe mitigate the risk of a similar disruption in the future. We believe our category position was also impacted by heavy subsidies and discounts by our competition. Well-capitalized competitors have pressured and may continue to put pressure on our margins as they are able to fund lower fares, service fee reductions, and consumer discounts in order to enter new markets and grow their category position. In certain markets, we intend to invest aggressively, even at short-term cost, based on our belief in the long-term value of the market opportunity that we address.

Additionally, we anticipate that Gross Bookings per Trip may continue to decline as we continue to penetrate markets with lower price points and expand our lower-priced products, such as UberPOOL, dockless e-bikes, e-scooters, auto rickshaws, and Uber Bus, in certain markets. While Gross Bookings per Trip may decline, we believe that servicing consumers at lower price points can unlock significant growth based on the large number of consumers, especially in certain regions, for whom our current offerings may be perceived as too expensive. However, long-term adoption rates and profitability of these new products are uncertain. Our Uber Eats Take Rate has declined in recent periods as we have on-boarded large-volume restaurants at a lower service fee and as we invest in more nascent and competitive markets, such as India.

We expect our Core Platform Contribution Margin to decline in the near term due to, among other factors, competition in Ridesharing and planned significant investments in Uber Eats, based upon our long-term growth expectations for Uber Eats.

Our Personal Mobility, Uber Eats, and Uber Freight platform offerings each address large, fragmented markets.

Personal Mobility

Our Personal Mobility offering includes Ridesharing and New Mobility. Ridesharing refers to products that connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws, motorbikes, minibuses, or taxis. New Mobility refers to products that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters. We aim to provide everyone, everywhere on our platform with access to a safe, reliable, affordable, and convenient trip within a few minutes of tapping a button. In the quarter ended September 30, 2018, the average wait time for a rider to be picked up by a Driver was

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

four minutes. In addition to powering movement for riders, our platform powers opportunity for Drivers, fueling the future of independent work by providing Drivers with a reliable and flexible way to earn money.

We are committed to providing consumers with access to the best personal mobility options to meet their needs. We are investing in new modes of transportation that enable us to address a wider range of consumer use cases and represent a significant opportunity to bring additional trips onto our platform. For example, according to the U.S. Department of Transportation, trips of less than three miles accounted for 46% of all U.S. vehicle trips in 2017. We believe that dockless e-bikes and e-scooters address many of these use cases and will replace a portion of these vehicle trips over time, particularly in urban environments that suffer from substantial traffic during peak commuting hours.

The rapid growth and scale of our Ridesharing products, which to date have accounted for virtually all of our Personal Mobility offering, demonstrates the size of our opportunity:

•	Revenue derived from our Ridesharing products grew from $3.5 billion in 2016 to $6.9 billion in 2017.

•	Gross Bookings derived from our Ridesharing products grew from $18.8 billion in 2016 to $31.4 billion in 2017.

•	Consumers traveled 12.3 billion miles on our platform in 2017.

We believe that Personal Mobility represents a vast, rapidly growing, and underpenetrated market opportunity. We operate our Personal Mobility offering in 63 countries with an aggregate population of 4.1 billion people. Through our Personal Mobility offering, we estimate that our platform served 2% of the population in these countries based on MAPCs in the quarter ended September 30, 2018. We estimate that people traveled 4.7 trillion vehicle miles in trips under 30 miles in these countries in 2017, of which the 12.3 billion traveled on our platform represent less than 0.3% penetration.

We believe that our Personal Mobility market share and ridesharing category position are key indicators of our progress towards our massive market opportunity. We calculate our Personal Mobility market share in a given region by dividing our Personal Mobility Gross Bookings by our estimates of the addressable market in dollars for miles traveled in the region. We estimate the size of the addressable market by multiplying vehicle miles traveled by the cost per mile of personal vehicle ownership for trips greater than three miles, and by the weighted-average cost per mile of personal vehicle ownership and public transportation for trips under three miles. See the section titled “Business—Our Market Opportunity” for more information. Based on this estimate, our Personal Mobility market share is less than 1% in every major region of the world where we operate.

We calculate our ridesharing category position within a given region by dividing our Ridesharing Gross Bookings by our estimates of total ridesharing Gross Bookings generated by us and other companies with similar ridesharing products. We estimate total ridesharing Gross Bookings in a given region by utilizing internal source data, including historical trips, bookings, product mix, and fare information, and external source data from publicly available information and marketing analytics firms. Based on these estimates, we have a leading ridesharing category position in every major region of the world where we operate, as shown in the graphic below. We also participate in certain regions through our minority-owned affiliates and intend to maintain our interests in these minority-owned affiliates to participate in the expected growth of ridesharing and other modes of personal mobility in the regions where they operate.

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Our Global Footprint

Percentages are based on our internal estimates using our currently available information. For more detail on ownership stakes, see the section titled “—Minority-Owned Affiliates.”

Uber Eats

Our Uber Eats offering allows consumers to search for and discover local restaurants, order a meal at the touch of a button, and have the meal delivered reliably and quickly. We launched our Uber Eats app just over three years ago, and we believe that Uber Eats has grown to be the largest meal delivery platform in the world outside of China based on Gross Bookings. We believe that our scale enables the average delivery time for Uber Eats to be faster than the average delivery time for our competitors. We believe that Uber Eats not only leverages, but also increases, the supply of Drivers on our network. For example, Uber Eats enables Ridesharing Drivers to increase their utilization and earnings by accessing additional demand for trips during non-peak Ridesharing times. Uber Eats also expands the pool of Drivers by enabling people who are not Ridesharing Drivers or who do not have access to Ridesharing-qualified vehicles to deliver meals on our platform. In addition to benefiting Drivers and consumers, Uber Eats provides restaurants with an instant mobile presence and efficient delivery capability, which we believe generates incremental demand and improves margins for restaurants by enabling them to serve more consumers without increasing their existing front-of-house expenses. Of the 82 million MAPCs on our platform, over 11 million received a meal using Uber Eats in the quarter ended September 30, 2018, tapping into our network of 170,000 restaurants in more than 400 cities globally.

In connection with our transactions with Grab and Yandex, we contributed our meal delivery offerings in Southeast Asia and Russia/CIS to Grab and our Yandex.Taxi joint venture, respectively, including our partnerships with certain significant global restaurant chains with operations in those markets. We expect to benefit from continued growth of the meal delivery industry in the regions where our minority-owned affiliates operate.

Uber Freight

We believe that our Uber Freight business is revolutionizing the logistics industry. Uber Freight leverages our proprietary technology, brand awareness, and experience revolutionizing industries to create a transparent, on-demand marketplace that seamlessly connects shippers and carriers.

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The freight industry today is highly fragmented and deeply inefficient. It can take several hours, sometimes days, for shippers to find a truck and driver for shipments, with most of the process conducted over the phone or by fax. Uber Freight greatly reduces friction in the logistics industry by providing an on-demand platform to automate and accelerate logistics transactions end-to-end. Uber Freight connects carriers with the most appropriate shipments available on our platform, and gives carriers upfront, transparent pricing and the ability to book a shipment with the touch of a button.

We serve shippers ranging from small- and medium-sized businesses to global enterprises by enabling them to create and tender shipments with a few clicks, secure capacity on demand with upfront pricing, and track those shipments in real-time from pickup to delivery. We believe that all of these factors represent significant efficiency improvements over traditional freight brokerage providers. Since Uber Freight’s public launch in May 2017, we have contracted with over 36,000 carriers that in aggregate have more than 400,000 drivers and have served over 1,000 shippers, including global enterprises such as Anheuser-Busch InBev, Niagara, Land O’Lakes, and Colgate-Palmolive. Uber Freight has grown to over $             million in revenue for the quarter ended December 31, 2018.

Platform Synergies

We intend to continue to invest in new platform offerings that we believe will further strengthen our platform and existing offerings and fuel multiple virtuous cycles of growth.

We can rapidly launch and scale platform products and offerings by leveraging our massive network, leading technology, operational excellence, and product expertise. Furthermore, each new product adds nodes to our network and strengthens these shared capabilities, enabling us to launch and invest in additional products more efficiently. For example, Uber Eats is used by many of the same consumers, is built on our existing technology stack, and has grown by leveraging many of the same local operations teams as our Ridesharing products. Similarly, in cities where we already operate, we can more efficiently launch other products and offerings, such as dockless e-bikes and e-scooters, by leveraging our existing network of Drivers and consumers and on-the-ground operations teams. As evidence of the power of our platform, Uber Eats grew to $             billion in Gross Bookings for the quarter ended December 31, 2018, just over three years following the launch of the Uber Eats app, which we believe makes our Uber Eats offering the largest meal delivery platform in the world outside of China. In addition, each new product or offering enables us to invest more efficiently because we share innovations and investments across our platform offerings. These synergies effectively lower our costs and allow us to invest in a scalable way that becomes increasingly efficient as we grow with each new product or offering.

Each platform offering also increases the value of our platform to platform users, enabling us to attract new platform users and to deepen engagement with existing platform users. Both of these dynamics grow our network scale and liquidity, which further increases the value of our platform to platform users. For example, Uber Eats attracts new consumers to our network – in the quarter ended December 31, 2018,     % of first-time Uber Eats consumers were new to our platform. Additionally, in the quarter ended December 31, 2018, consumers who used both Personal Mobility and Uber Eats had      Trips per month on average, compared to      Trips per month on average for consumers who used a single offering in cities where both Personal Mobility and Uber Eats are offered. Similarly, having multiple offerings increases our engagement with Drivers. For example, with Uber Eats, Ridesharing Drivers can access additional demand for trips during non-peak Ridesharing times to increase their utilization and earnings. We believe that these trends will continue as we further expand Uber Eats from more than 400 cities into the 690 cities where we already offer Personal Mobility.

The strength of our leading platform is demonstrated by our performance:

•	There were 82 million MAPCs for the quarter ended September 30, 2018.

•	There were 1.3 billion Trips on our platform for the quarter ended September 30, 2018.

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•	There were 3.5 million Drivers on our platform for the quarter ended September 30, 2018.

•	Drivers have earned over $68.9 billion on our platform since 2015, as well as $900 million in tips since we introduced in-app tipping for Drivers in July 2017, in each case through September 30, 2018.

•

We had a         % Core Platform Contribution Margin in 2018. See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Contribution Margin” for additional information.

In 2017, Gross Bookings grew to $34.4 billion, up 79% from $19.2 billion in 2016. Over the same period, revenue reached $7.9 billion, up 106% from $3.8 billion the prior year. Core Platform Adjusted Net Revenue was $7.2 billion in 2017, up 123% from $3.2 billion in 2016. Net loss was $4.0 billion in 2017 and $370 million in 2016. Adjusted EBITDA was $(2.6) billion in 2017 and $(2.5) billion in 2016. See the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for additional information and a reconciliation of net loss to Adjusted EBITDA.

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Annual Gross Bookings and Certain Key Milestones

($Bn) $50 $25 $0 2010 2011 2012 2013 2014 2015 2016 2017 2018 2018 Launch Safety Toolkit Launch Express POOL Launch Uber Cash Launch Uder Pro Launch Uber Rewards Yandex Transaction Grab Transaction Acquire JUMP/Launch New Mobility 10 Billion Trips 2017 Launch Ber Freight Launch 180 Days of Change 3 Million Drivers 50 Million MAPCs Uber Eats in Over 200 Cities 2016 Launch Instant Pay Launch Uber Eats App Didi Transaction 1 Billion Trips 2015 Launch Pay with Cash Option in India Launch ATG Pilot in Pittsburgh 2014 Launch UberPOOL 2013 Expand to Latin America, India, China, Southeast Asia, Russia/CIS, and Middle East and Africa 2012 Expand to Australia/New Zealand Launch UberX 2011 Expand to Europe 2010 Launch in United States

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Our Financial and Operating Model

The chart below illustrates our financial and operating model for our Core Platform.

Illustrative Core Platform Financial and Operating Model

Note:

1.	The bars to the left of the y-axis dotted line represent components of Core Platform Gross Bookings, one of our key operating metrics.

2.	The bars to the right of the y-axis dotted line represent revenue and other components required to determine Core Platform Contribution Profit.

We generate Gross Bookings from Ridesharing trips and Uber Eats meal deliveries for our Core Platform segment. We refer to the portion of the fare that the Driver retains, or the portion of the order value the restaurant retains, as Driver and restaurant earnings. We offer Driver incentives to encourage Driver activity on our platform. For example, we may offer incentives to Drivers based on the number of trips they complete in a week. We believe that Drivers consider both earnings and incentives when choosing to use our platform. In some cases, the aggregate amount of earnings and incentives received by a given Driver exceeds the Gross Bookings attributable to the Driver’s trips, which results in excess Driver incentives. We offer Driver incentives and Driver referrals for both Ridesharing and Uber Eats. Core Platform revenue is equal to Core Platform Gross Bookings less (i) Driver and restaurant earnings, refunds, and discounts and (ii) Driver incentives.

We define Core Platform Adjusted Net Revenue as Core Platform revenue (i) less excess Driver incentives, (ii) less Driver referrals, and (iii) excluding the impact of our 2018 Divested Operations. We believe that Core Platform Adjusted Net Revenue is informative of our Core Platform top line performance because it measures the total net financial activity reflected in the amount generated by our Core Platform after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization, and Driver referrals are recorded in sales and marketing expenses. These amounts largely depend on our business decisions. We include these amounts in Core Platform Adjusted Net Revenue as it is useful to evaluate how increasing or decreasing incentives would impact our Core Platform top line performance, and the overall net financial activity between us and our customers, which ultimately impacts our Take Rate. Core Platform Adjusted Net Revenue is lower than Core Platform revenue in all reported periods in this prospectus.

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Our Core Platform Contribution Profit illustrated above represents Core Platform revenue less the following Core Platform direct costs and expenses: (i) cost of revenue, exclusive of depreciation and amortization, (ii) operations and support, (iii) sales and marketing, (iv) research and development, and (v) general and administrative. Core Platform Contribution Profit also reflects any applicable exclusions from Adjusted EBITDA and excludes the impact of our 2018 Divested Operations. We believe that contribution profit and contribution margin for our Core Platform is a useful indicator of the economics of our Core Platform, as it does not include indirect unallocated research and development and general and administrative expenses (including expenses for ATG and Advanced Programs). See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Contribution Margin)” for more information.

We believe that our scale and platform provide us with important advantages. Generally, for a given geographic market, we believe that the operator with the larger network will have a higher margin than the operator with the smaller network, as a result of lower costs due to greater scale. To the extent that competing ridesharing category participants choose to shift their strategy towards shorter-term profitability by reducing their incentives or employing other means of increasing their take rate, we believe that we would not be required to invest as heavily in Driver and consumer incentives given the impact of price and Driver earnings on consumer and Driver behavior, respectively. In addition to competing against ridesharing category participants, we also expect to use Driver and consumer incentives to grow our business relative to lower-priced alternatives, such as personal vehicle ownership and usage, and to balance Driver supply and consumer demand.

We can adjust both the service fee paid by Drivers and the Driver incentives that we offer to balance Driver supply according to consumer demand and to compete against other category participants. Both the service fee paid by Drivers and the Driver incentives affect our Take Rate, which in turn affects Core Platform Adjusted Net Revenue. Ultimately, we are focused on increasing Core Platform Adjusted Net Revenue and our Take Rate. Core Platform Adjusted Net Revenue is a function of Core Platform Gross Bookings less Driver earnings, Driver incentives, and Driver referrals. Our Take Rate is Core Platform Adjusted Net Revenue as a percentage of Core Platform Gross Bookings. The greatest impact on our Take Rate has historically come from Driver earnings. However, we typically manage our Take Rate through adjustments to Driver incentives, as Driver incentives are shorter-term adjustments that can be more easily tailored to specific local markets.

Our Take Rate fluctuates based on competitive pressure, the dynamics within each market, and product mix. Our Ridesharing Take Rate, calculated as adjusted net revenue for Ridesharing divided by Gross Bookings for Ridesharing, increased by 4.5% from 16.0% in 2016 to 20.5% in 2017, primarily as a result of a decline in incentives.

The table below illustrates two scenarios for Ridesharing trips, without and with excess Driver incentives.

Illustrative Ridesharing Trips	Without Excess Driver Incentives	With Excess Driver Incentives
Gross Bookings	$10.00	$10.00

Driver earnings	$(7.00)	$(7.00)
Driver incentives	$(1.00)	$(3.00)
Excess Driver incentives	—	$(1.00)

Driver Earnings and Incentives	$(8.00)	$(11.00)
Revenue	$2.00	—
Excess Driver incentives in cost of revenue	—	$(1.00)

Adjusted Net Revenue	$2.00	$(1.00)

The scenarios above assume that our Ridesharing trips comprising Gross Bookings do not include discounts.

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Key Metrics and Non-GAAP Financial Measure

All of our key metrics exclude historical results from China (which are included as discontinued operations in our audited consolidated financial statements), Russia/CIS, and Southeast Asia, geographies where we previously had operations and where we now participate solely through our minority-owned affiliates.

•

Monthly Active Platform Consumers. MAPCs is the number of unique consumers who completed a Ridesharing or New Mobility ride or received an Uber Eats meal on our platform at least once in a given month, averaged over each month in the quarter. We use MAPCs to assess the adoption of our platform and frequency of transactions, which are key factors in our penetration of the 63 countries in which we operate, comprising 4.1 billion people and 4.7 trillion miles for trips under 30 miles. MAPCs in the quarter ended September 30, 2018 were 82 million, up 33% from 62 million in the quarter ended September 30, 2017.

Monthly Active Platform Consumers (in millions)

We believe that we have the opportunity to continue growing MAPCs, as the 82 million MAPCs on our platform represent 2% of the total population in the 63 countries in which we operate. We experience seasonality in the number of MAPCs on our platform; we typically experience higher levels of activity in the fourth quarter from holiday and business demand, as well as lower levels of activity in the third quarter resulting from less usage of our platform during peak tourist season in certain cities, such as Paris. We have typically experienced lower quarter-over-quarter growth in the first quarter. We expect these seasonal trends to become more pronounced over time as our growth slows.

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Trips. We define Trips as the number of completed consumer Ridesharing or New Mobility rides and Uber Eats meal deliveries in a given period. For example, an UberPOOL ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip. We believe that Trips are a useful metric to measure the scale and usage of our platform.

Trips (in millions)

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We believe that we have a significant opportunity to continue to grow the number of Trips taken on our platform. We believe that there is an underlying seasonality in our Trips similar to MAPC trends.

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Gross Bookings. We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of Ridesharing and New Mobility rides, Uber Eats meal deliveries, and amounts paid by Uber Freight shippers, in each case without any adjustment for consumer discounts and refunds, Driver and restaurant earnings, and Driver incentives. Gross Bookings do not include tips earned by Drivers. Gross Bookings are an indication of the scale of our current platform, which ultimately impacts revenue.

Gross Bookings (in millions)

Ridesharing:	$	$	$	$	$	$	$
Uber Eats:	$	$	$	$	$	$	$
Other Bets:	$	$	$	$	$	$	$

We believe that we have a significant opportunity to continue growing Gross Bookings as a result of our massive total addressable market opportunity as well as our platform advantages. The majority of our Gross Bookings comes from our Ridesharing products and we have continued to grow these Gross Bookings across the markets in which we operate. We have grown Gross Bookings from Uber Eats rapidly, as consumers continue to incorporate meal delivery into their daily lives and as we have expanded our Uber Eats footprint to additional cities.

•

Core Platform Adjusted Net Revenue. We define Core Platform Adjusted Net Revenue as Core Platform revenue (i) less excess Driver incentives, (ii) less Driver referrals, and (iii) excluding the impact of our 2018 Divested Operations. We believe that Core Platform Adjusted Net Revenue is informative of our Core Platform top line performance because it measures the total net financial activity reflected in the amount generated by our Core Platform after taking into account all Driver and restaurant earnings, Driver incentives, and Driver referrals. Excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization, and Driver referrals are recorded in sales and marketing expenses. These amounts largely depend on our business decisions. We include these amounts in Core Platform Adjusted Net Revenue as it is useful to evaluate how increasing or decreasing incentives would impact our Core Platform top line performance, and the overall net financial activity between us and our customers, which ultimately impacts our Take Rate. Core Platform Adjusted Net Revenue is lower than Core Platform revenue in all reported periods in this prospectus.

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Core Platform Adjusted Net Revenue (in millions)

Ridesharing:	$	$	$	$	$	$	$
Uber Eats:	$	$	$	$	$	$	$
Other:	$	$	$	$	$	$	$

Core Platform Adjusted Net Revenue has historically grown faster than Core Platform Gross Bookings, and our Take Rate, calculated as Core Platform Adjusted Net Revenue divided by Core Platform Gross Bookings, has historically increased. Our Take Rate is a function of product mix and competition that we face for each offering. Our Ridesharing Take Rate was     % in 2018 and our Uber Eats Take Rate was     % in 2018. In Ridesharing, only one partner, the Driver, has earnings, whereas in Uber Eats two partners, the restaurant and Driver, have earnings. Given this dynamic, as Uber Eats Gross Bookings grow as a percentage of our total Gross Bookings, we expect that our overall Take Rate will decline. In addition, competitive pressure on our Ridesharing Take Rate has caused it to decline in recent periods. Our Uber Eats Take Rate has declined in recent periods as we have onboarded large-volume restaurants at a lower service fee and as we invest in geographies with greater competition, such as India.

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Core Platform Contribution Margin. Core Platform Contribution Margin is defined as Core Platform Contribution Profit (Loss) as a percentage of Core Platform Adjusted Net Revenue. Core Platform Contribution Margin demonstrates the margin that we generate after direct expenses and we believe that it is a useful indicator of the economics of our Core Platform, as it does not include indirect unallocated research and development and general and administrative expenses (including expenses for ATG and Advanced Programs). See the section titled “Quarterly Results of Operations—Core Platform Contribution Margin” for additional information and a reconciliation of loss from operations to Core Platform Contribution Profit (Loss).

Core Platform Contribution Margin (%)

Core Platform Contribution Margin has improved since 2017 and will decline in periods of higher investment. We expect Core Platform Contribution Margin to decline in the near term due to, among other factors, competition in ridesharing and planned significant investments in Uber Eats based upon our long-term growth expectations for Uber Eats.

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Adjusted EBITDA. We define Adjusted EBITDA as net loss, excluding (i) income from discontinued operations, net of income taxes, (ii) provision for (benefit from) income taxes, (iii) interest income, (iv) interest expense, (v) realized foreign exchange losses, net, (vi) unrealized foreign exchange gains (losses), net, (vii) other, net, (viii) depreciation and amortization, (ix) stock-based compensation expense, (x) non-routine legal, tax, and regulatory reserves and settlements, (xi) asset impairment/loss on sale of assets, (xii) acquisition and financing related expenses, and (xiii) restructuring charges. See the section titled “Quarterly Results of Operations—Adjusted EBITDA” for additional information and a reconciliation of net loss to Adjusted EBITDA.

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Adjusted EBITDA (in millions)

Adjusted EBITDA loss in absolute dollars has fluctuated based on our level of investment. We expect our Adjusted EBITDA loss to increase in the near term due to planned significant investments in Other Bets, ATG, and Advanced Programs.

Factors Affecting Our Performance

MAPCs. Changes in MAPCs are a key factor driving our Gross Bookings. We expect MAPC growth to continue as consumer adoption of our Personal Mobility and Uber Eats offerings increases, and we plan to continue to use incentives, promotions, and discounts as well as restaurant expansion to grow these categories and to acquire, engage, and retain MAPCs. These incentives and promotions may include new consumer referral programs and coupons for reduced fares on our Ridesharing products or Uber Eats offering. We believe that new product launches, including the expansion of existing products into new cities, will grow MAPCs by addressing more use cases and by increasing MAPC retention. Over time, we expect to continue to expand into geographies where we do not currently have scaled presence, including in the six key countries where our current presence is limited as a result of the regulatory environments: Argentina, Germany, Italy, Japan, South Korea, and Spain.

Trips per MAPC. The growth of Trips has compounded over time as a result of growth in MAPCs combined with increasing Trips per MAPC across our platform. Our monthly Trips per MAPC grew to 5.5 Trips in the quarter ended September 30, 2018 from 5.3 Trips in the quarter ended September 30, 2017. We increase Trips per MAPC in three primary ways:

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Platform engagement. We believe that consumers will increase their usage of our platform as they learn about our platform offerings and as they choose to incorporate them more into their daily lives. In addition, with a growing number of Personal Mobility and Uber Eats products, we expect usage across our platform offerings to also increase. Additionally, we have recently launched consumer and Driver rewards programs that deliver value to more active Drivers and consumers and further promote cross-selling across our offerings.

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Our innovation to reduce price per passenger mile. We believe that the introduction of new products, including our recent introductions of dockless e-bikes and e-scooters and Uber Bus, have significantly increased the number of consumer use cases addressed by our platform. These new products have lower price points, which we believe have increased and will continue to increase consumer usage of our platform.

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Global access to our products. There is a significant opportunity to keep growing Trips per MAPC by making our offerings and products available in every geographic market in which we operate. For example, Uber Eats is currently available in over 400 cities, compared to 690 cities for Personal Mobility.

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Monthly Trips Per MAPC

Gross Bookings per Trip. Average Gross Bookings per Trip depends on our geographic and product mix in any given period. We exclude our Uber Freight Gross Bookings from this metric as the Uber Freight Gross Bookings per shipment is not representative of the overall Gross Bookings per Trip on our platform. Gross Bookings in Latin America, India, and the Middle East and Africa are lower on a per Trip basis compared to the United States and Canada, Europe, and Australia/New Zealand, largely as a result of pricing dynamics within those markets. Our Uber Eats offering, which represented 18% of Gross Bookings for the quarter ended September 30, 2018, has a higher Gross Bookings per Trip than Ridesharing. The introduction of New Mobility products such as dockless e-bikes and e-scooters, which have lower price points than our existing products and offerings, will lower the average Gross Bookings per Trip on our platform.

We believe that our lower-priced products enable us to address and penetrate a larger portion of our total addressable market opportunity. We historically achieved significant growth in Trips by reducing our Gross Bookings per Trip with innovative products such as UberPOOL and Express POOL. In 2017, total Ridesharing Trips grew by 101%, while Ridesharing Gross Bookings per Trip declined by 17%. We believe we will continue to grow overall Trips with lower-priced products such as New Mobility products, Uber Bus, UberPOOL, and Express POOL, based on similar consumer demand dynamics.

Ridesharing

Trips (millions) Gross Bookings per Trip ($) Q1 Q2 Q3 Q4 2016 2017 2018

Driver incentives. We offer a variety of Driver incentives to encourage Driver activity on our platform, which consequently allows us to attract and engage consumers on our platform. We vary Driver incentives for each local market based on the needs of the market relative to other alternatives in the Ridesharing and meal delivery industries. For example, to rapidly scale our network in new cities by attracting consumers to our platform and away from personal vehicles or public transportation or to compete effectively in existing cities where competitors offer incentives, we often use Driver incentives. These incentives and our large network help maintain a steady supply of Drivers on our platform. For each market, we use dynamic pricing and incentive strategies that we believe provide network liquidity while maintaining an attractive earnings opportunity for Drivers. In the future, we may reduce Driver incentives based on market dynamics, which would increase our Take Rate.

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Growth initiatives. Given the size of our total addressable market, we will continue to make significant investments in long-term growth initiatives. We are investing in four primary areas:

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Ridesharing and New Mobility. We will continue to invest to enhance and grow our Ridesharing and New Mobility products. We expect these investments to include consumer and Driver rewards programs, new products such as dockless e-bikes and e-scooters and Uber Bus, and expansion into new geographies, including the six key countries where our current presence is limited as a result of the regulatory environments: Argentina, Germany, Italy, Japan, South Korea, and Spain. These countries have an aggregate addressable market of over 400 million people, 0.8 trillion miles, and $0.5 trillion of potential market opportunity.

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Uber Eats. We plan to invest in Uber Eats to both expand into new markets and further penetrate existing markets. We plan to primarily invest in Driver incentives and rewards programs to attract and retain more Uber Eats Drivers and also to invest in our sales infrastructure to expand our restaurant selection.

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Uber Freight. We believe that Uber Freight is revolutionizing a massive, manual logistics market dominated by legacy operators. We believe we provide significant value to both shippers and carriers by leveraging our platform technologies to provide innovations such as upfront pricing and real-time tracking. We are increasing our investments in Uber Freight as we believe that the total addressable market opportunity is significant.

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ATG and Advanced Programs. We believe that autonomous vehicle technologies will be an important part of our platform over the long term. We have invested in ATG and Advanced Programs, and we aim to partner with OEMs and other technology companies to incorporate autonomous vehicle technologies onto our platform.

Regulations permitting or limiting our offerings. Regulations that permit or limit our ability to provide Ridesharing in certain markets impact our financial performance. For example, in August 2018, New York City instituted a limit on new vehicle licenses for offerings like ours for one year. As a result, we expect growth to be adversely affected in New York City. In other regions, our partnerships with regulators have resulted in favorable change. In 2018, we partnered with officials in the province of Mendoza to design the first ridesharing regulations in Argentina.

Reputation and brand. We believe that maintaining and enhancing our reputation and brand is critical to our ability to attract and retain employees and platform users. For example, our business performance was negatively impacted in early 2017 when we faced many challenges, including the #DeleteUber campaign that encouraged platform users to delete our application and cease use of our offerings. Later in 2017, allegations of discrimination, harassment, and retaliation in the workplace adversely impacted our reputation and further encouraged platform users to cease use of our offerings. We have been on a new path forward since the hiring of our Chief Executive Officer Dara Khosrowshahi in September 2017.

Global operations. We generated 50% of our Gross Bookings outside of the United States in the quarter ended September 30, 2018. As we continue to expand our international operations, our results will be increasingly impacted by trends in countries around the world, as well as fluctuations in foreign currency exchange rates. In addition, Gross Bookings in Latin America, India and the Middle East and Africa are lower on a per Trip basis compared to the United States and Canada, Europe, and Australia/New Zealand, largely as a result of pricing dynamics within those markets.

Global acquisition and consolidation strategy. We intend to continue to grow our platform using acquisitions and strategic partnerships. From time to time, we acquire and invest in companies with teams and technologies that enable us to strengthen our offerings by adding new products or by enhancing our existing products. For example, we acquired JUMP to integrate dockless e-bikes into our platform, and we acquired orderTalk to better integrate Uber Eats with restaurant point-of-sale systems. Most of these companies have not

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had meaningful revenue at the time of acquisition, and ongoing operating costs from future acquisitions may negatively affect our financial performance.

Stock-based compensation. We grant RSUs and stock options to our employees and advisors. Substantially all RSUs granted before December 31, 2018 vest on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition for most of these RSUs is satisfied over four years. The liquidity event-based vesting condition is satisfied on the occurrence of a qualifying event, defined as a change in control or the effective date of the registration statement for our initial public offering. Stock-based compensation expense is recognized only for those RSUs that are expected to meet the service-based and liquidity event-based vesting conditions. As of December 31, 2017 and 2018, achievement of the liquidity event-based vesting condition was not probable. A change in control event and an effective registration statement are not deemed probable until consummated or declared effective, respectively. If the initial public offering had occurred on December 31, 2018, we would have recognized $         billion of stock-based compensation expense for all RSUs with a liquidity event-based vesting condition that had satisfied the service-based vesting condition on that date, and would have $         billion of unrecognized compensation cost, which we would have expected to be recognized over a weighted-average period of          years. For additional information regarding our stock-based compensation expense, see the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Minority-Owned Affiliates

In August 2016, we completed the sale of our business in China to Didi in exchange for an 18.8% interest in Didi, which, based on our currently available information, we estimate to be 15.5% as of June 30, 2018. In February 2018, we consummated a joint venture with Yandex whereby we and Yandex each contributed our ridesharing and meal delivery businesses in Russia/CIS to a joint venture which we refer to as the Yandex.Taxi joint venture. We received a 38.0% interest in the Yandex.Taxi joint venture at the closing of the transaction, which, based on our currently available information, we estimate to be 38.0% as of September 30, 2018. In March 2018, we completed the sale of our business in Southeast Asia to Grab in exchange for a 30.0% interest in Grab, which, based on our currently available information, we estimate to be 23.1% as of September 30, 2018. We measure our interest in each of our minority-owned affiliates based on the outstanding shares of capital stock on an as-converted basis but without taking into account securities exercisable or exchangeable for shares of capital stock or its equivalent (including outstanding vested or unvested stock-based awards and any reserved but unissued stock-based awards under any equity incentive plan of our minority-owned affiliates).

As a result of the transactions with Didi and Grab, we address the China and Southeast Asia markets only indirectly as a minority shareholder of Didi and Grab, respectively, and we address the Russia/CIS market only indirectly through our Yandex.Taxi joint venture.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees paid by Drivers and restaurants for use of our platform. We have concluded that we are an agent in these arrangements as we arrange for other parties to provide the service to the end-user. Under this model, revenue is net of Driver and restaurant earnings and Driver incentives. We act as an agent in these transactions by connecting consumers to Drivers and restaurants to facilitate a Trip or meal delivery service.

Core Platform

•

Ridesharing. We generate Ridesharing revenue from service and booking fees paid by Drivers for the use of our platform to connect with consumers in need of transportation and complete Ridesharing services.

•

Uber Eats. We generate Uber Eats revenue from service fees paid by restaurants and Drivers for use of our platform to provide a meal or complete a meal delivery. The service fee paid by restaurants is a

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percentage of the meal price. The service fee paid by Drivers is the difference between the delivery fee amount paid by the consumer and the amount earned by the Driver. The delivery fee paid by the consumer is typically a fixed amount, while the amount earned by Drivers is based on actual time and distance required for the meal delivery.

•

Other. Core Platform revenue also includes other revenue. Other revenue primarily consists of revenue associated with our Vehicle Solutions activities. As a part of this business, we lease or rent vehicles to third parties who could potentially use these vehicles to provide Ridesharing or Uber Eats services through our platform. In the second half of 2017, we stopped purchasing and started to wind down our financing of vehicles. The remaining assets of our Vehicle Solutions activities were classified as held for sale as of December 31, 2017. We expect Vehicle Solutions revenue to decrease in future periods and do not anticipate that those activities will generate a significant portion of our revenue in the foreseeable future.

Other Bets

•

Uber Freight. Other Bets primarily consists of Uber Freight, which we publicly launched in 2017. We generate revenue from our Uber Freight offerings from shippers that pay us a pre-determined fee for each shipment to use our brokerage service.

•	New Mobility. We introduced New Mobility in 2018. Revenue is generated through fees charged to consumers for a ride on a dockless e-bike or e-scooter.

For additional discussion related to our revenue, see the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Cost of Revenue, Exclusive of Depreciation and Amortization

Cost of revenue, exclusive of depreciation and amortization, consists primarily of Core Platform insurance expenses, credit card processing fees, hosting and co-located data center expenses, mobile device and service expenses, amounts related to fare chargebacks and other credit card losses, excess Driver incentives, and carrier payments for Uber Freight. Core Platform insurance expenses include coverage for auto liability, uninsured and underinsured motorist liability, and auto physical damage.

We expect that cost of revenue, exclusive of depreciation and amortization, will increase on an absolute dollar basis for the foreseeable future to the extent we continue to see growth on the platform. As trips increase, we expect related increases for insurance costs, credit card processing fees, hosting and co-located data center expenses, and other cost of revenue, exclusive of depreciation and amortization, categories. Cost of revenue, exclusive of depreciation and amortization, may vary as a percentage of revenue from period to period as we may invest in our Core Platform by increasing excess Driver incentives and continue to invest in our Uber Freight offering and New Mobility products, each of which have higher costs as a percentage of revenue than our Core Platform products, as we are the principal in these arrangements.

Operations and Support

Operations and support expenses consist primarily of compensation expenses, including stock-based compensation to employees who support operations in cities, Driver operations employees, community management employees, and platform user support representatives, as well as costs for allocated overhead and those associated with Driver background checks.

We expect that operations and support expenses will increase on an absolute dollar basis for the foreseeable future as we continue to grow our operations and hire additional employees and platform user support

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representatives. To the extent we are successful in becoming more efficient in supporting platform users, we would expect operations and support expenses as a percentage of revenue to decrease over the long term.

Sales and Marketing

Sales and marketing expenses consist primarily of compensation expenses, including stock-based compensation to sales and marketing employees, advertising expenses, expenses related to consumer acquisition and retention, Driver referrals, and allocated overhead. We expense advertising and other promotional expenditures as incurred.

We expect that sales and marketing expenses will increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we plan to continue to invest in sales and marketing to grow the number of platform users and increase our brand awareness. The trend and timing of our brand marketing expenses will depend in part on the timing of marketing campaigns.

Research and Development

Research and development expenses consist primarily of compensation expenses for engineering, product development, and design employees, including stock-based compensation, expenses associated with ongoing improvements to, and maintenance of, our platform offerings, and ATG and Advanced Programs development expenses, as well as allocated overhead. We expense substantially all research and development expenses as incurred.

We expect that research and development expenses will increase on an absolute dollar amount basis and vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in research and development activities relating to ongoing improvements to and maintenance of our platform offerings, as well as ATG, Advanced Programs, and other research and development programs, including the hiring of engineering, product development, and design employees to support these efforts.

General and Administrative

General and administrative expenses consist primarily of compensation expenses, including stock-based compensation, for executive management and administrative employees, including finance and accounting, human resources, and legal, as well as facilities and general and director and officer insurance expenses. General and administrative expenses also include legal settlements.

We expect that general and administrative expenses will increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Depreciation and Amortization

Depreciation and amortization consists of all depreciation and amortization expenses associated with our property and equipment and acquired intangible assets. Depreciation includes expenses associated with buildings, site improvements, computer and network equipment, leased vehicles, furniture, and fixtures, as well as leasehold improvements. Amortization includes expenses associated with our capitalized internal-use software and acquired intangible assets.

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Pursuant to 17 C.F.R. Section 200.83

We expect that depreciation and amortization expenses will increase on an absolute dollar basis as we continue to build out our data center and network infrastructure and build new office locations. These increases will be partially offset by a decrease in our leased vehicle depreciation as we wind down Vehicle Solutions activities.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalents and restricted cash and cash equivalents.

Interest Expense

Interest expense consists primarily of interest expense associated with our outstanding debt, including accretion of debt discount.

Realized Foreign Exchange Losses, Net

Realized foreign exchange losses, net consist of realized gains and losses on foreign currency transactions.

Unrealized Foreign Exchange Gains (Losses), Net

Unrealized foreign exchange gains (losses), net consist of unrealized gains and losses on foreign currency transactions.

Other, Net

Other, net primarily consists of gains and losses on embedded derivatives related to our Convertible Notes.

Provision for (Benefit from) Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in tax laws.

Income from Discontinued Operations, Net of Income Taxes

Income from discontinued operations, net of income taxes includes the results of our business in China through the disposition date of August 1, 2016. Additionally, we recorded a gain on the divestiture of our business in China.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

The following table summarizes our consolidated statements of operations and comprehensive loss data for each of the periods presented:

	Year Ended December 31,
	2016	2017
	(in millions)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$3,845	$7,932
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization	2,205	4,103
Operations and support	881	1,354
Sales and marketing	1,594	2,524
Research and development	864	1,201
General and administrative	1,004	2,320
Depreciation and amortization	320	510

Total costs and expenses	6,868	12,012

Loss from operations	(3,023)	(4,080)

Other income (expense), net
Interest income	22	71
Interest expense	(334)	(479)
Realized foreign exchange losses, net	(38)	(22)
Unrealized foreign exchange gains (losses), net	(53)	64
Other, net	208	(129)

Total other income (expense), net	(195)	(495)

Loss from continuing operations before income taxes	(3,218)	(4,575)
Provision for (benefit from) income taxes	28	(542)

Loss from continuing operations	(3,246)	(4,033)
Income from discontinued operations, net of income taxes (including gain on disposition in 2016)	2,876	—

Net loss	$(370)	$(4,033)

Net income (loss) on foreign currency translation	2	(4)

Total comprehensive loss	$(368)	$(4,037)

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the components of our consolidated statements of operations and comprehensive loss data for each of the periods presented as a percentage of revenue:

	Year Ended December 31,
	2016	2017
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	100%	100%
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization shown separately below	57%	52%
Operations and support	23%	17%
Sales and marketing	41%	32%
Research and development	22%	15%
General and administrative	26%	29%
Depreciation and amortization	8%	6%

Total costs and expenses	177%	151%

Loss from operations	(79)%	(52)%

Other income (expense), net
Interest income	1%	1%
Interest expense	(9)%	(6)%
Realized foreign exchange losses, net	(1)%	0%
Unrealized foreign exchange gains (losses), net	(1)%	1%
Other, net	5%	(2)%
Total other income (expense), net	(5)%	(6)%

Loss from continuing operations before income taxes	(84)%	(58)%
Provision for (benefit from) income taxes	1%	(7)%

Loss from continuing operations	(84)%	(51)%

Income from discontinued operations, net of income taxes (including gain on disposition in 2016)	75%	0%

Net loss	(10)%	(51)%

Net income (loss) on foreign currency translation	0%	0%

Total comprehensive loss	(10)%	(51)%

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Pursuant to 17 C.F.R. Section 200.83

Comparison of the Years Ended December 31, 2016 and 2017

Revenue

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Core Platform revenue:
Ridesharing	$3,535	$6,888	$3,353	95%
Uber Eats	103	587	484	470%
Other	206	390	184	89%

Total Core Platform revenue	$3,844	$7,865	$4,021	105%
Other Bets revenue	1	67	66	*

Revenue	$3,845	$7,932	$4,087	106%

*	Percentage not meaningful.

Revenue for 2017 increased by $4.1 billion, or 106%, to $7.9 billion compared to $3.8 billion in 2016.

Ridesharing revenue for 2017 increased by $3.3 billion, or 94%, to $6.8 billion compared to $3.5 billion in 2016, excluding the impact of the 2018 Divested Operations. This increase was attributable to an increase in Gross Bookings of $12.6 billion, or 67%, to $31.4 billion compared to $18.8 billion in 2016. Ridesharing revenue as a percentage of Ridesharing Gross Bookings increased from 19% in 2016 to 22% in 2017. Ridesharing trips grew 101% from 2016 to 2017. Trip growth outpaced Gross Bookings growth as a result of our expansion into markets with lower average Ridesharing fares, such as Latin America and India, which led to a 17% decrease in the Ridesharing global average fare. The decline in global average fare would have been greater if it were not partially offset by a 117%, or $1.2 billion, increase in booking fee revenue that resulted from the global roll-out of Ridesharing booking fees charged to Drivers to offset increasing costs of Ridesharing insurance. Revenue as a percentage of Gross Bookings primarily increased because of the global roll-out of booking fees and because Driver incentives as a percentage of Gross Bookings decreased by 1.4%; however, Driver incentives increased on an absolute basis by $155 million. Our Ridesharing products grew from 471 cities at the end of 2016 to 624 cities at the end of 2017.

Uber Eats revenue for 2017 increased by $0.5 billion, or 470%, to $0.6 billion compared to $0.1 billion in 2016, excluding the impact of the 2018 Divested Operations. This increase was attributable to an increase in Gross Bookings of $2.5 billion, or 548%, to $3.0 billion compared to $0.5 billion in 2016. Uber Eats revenue as a percentage of Uber Eats Gross Bookings decreased from 21% in 2016 to 20% in 2017. Uber Eats deliveries grew 529% from 2016 to 2017. Gross Bookings growth exceeded growth in deliveries as a result of an increase in delivery fees of $473 million and a 3% increase in global average basket size. Our Uber Eats offering grew from 54 cities at the end of 2016 to 217 cities at the end of 2017.

Other revenue for 2017 increased by $184 million, or 89%, to $390 million compared to $206 million in 2016. This increase was primarily attributable to Vehicle Solutions revenue increasing to $345 million in 2017 compared to $188 million in 2016.

Other Bets revenue increased to $67 million in 2017 compared to $1 million in 2016. This increase was primarily related to the launch and expansion of our Uber Freight offering in 2017.

Revenue related to our 2018 Divested Operations increased $30 million, or 132%, to $53 million compared to $23 million in 2016. This increase was primarily related to an increase in Ridesharing Trips and Gross Bookings.

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Pursuant to 17 C.F.R. Section 200.83

Cost of Revenue, Exclusive of Depreciation and Amortization

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Cost of revenue, exclusive of depreciation and amortization	$2,205	$4,103	$1,898	86%
Percentage of revenue	57%	52%

Cost of revenue, exclusive of depreciation and amortization, for 2017 increased by $1.9 billion, or 86%, to $4.1 billion compared to $2.2 billion in 2016. This increase was attributable to an increase in Gross Bookings, including the 2018 Divested Operations, of $16.1 billion, or 80%, to $36.2 billion compared to $20.1 billion in 2016. Insurance costs related to our Ridesharing products increased $1.3 billion to $2.2 billion compared to $858 million in 2016 as a result of an increase in miles driven and insurance rates. Credit card processing fees also increased $288 million to $749 million in 2017 compared to $461 million in 2016 as a result of higher Gross Bookings. Excess Driver incentives increased by $23 million to $530 million in 2017 compared to $507 million in 2016. Excess Driver incentives increased in an absolute dollar amount as a result of growth in our business. However, excess Driver incentives decreased as a percentage of Gross Bookings due to a reduction in incentive spend in India and Uber Eats. Cost of revenue, exclusive of depreciation and amortization, also increased $71 million related to carrier payments specific to the principal revenue model for Uber Freight.

Operations and Support

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Operations and support	$881	$1,354	$473	54%
Percentage of revenue	23%	17%

Operations and support expenses increased by $473 million, or 54%, from 2016 to 2017. This increase was primarily due to a 65% increase in platform user support operations headcount that resulted in $301 million in increased compensation expenses and allocated facilities expenses and $172 million in higher external contractor expenses related to our expansion into new cities and increased penetration in existing cities.

Sales and Marketing

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Sales and marketing	$1,594	$2,524	$930	58%
Percentage of revenue	41%	32%

Sales and marketing expenses increased by $930 million, or 58%, from 2016 to 2017. This increase was primarily due to $419 million in higher advertising and other marketing programs spend, $337 million in increased consumer discounts, refunds, and credits, and a 177% increase in sales and marketing headcount that resulted in $108 million in increased compensation and allocated facilities expenses as we continued to make investments in attracting, retaining, and engaging platform users. Included in sales and marketing expenses are $618 million and $949 million of consumer discounts, refunds, and credits in 2016 and 2017, respectively, and $167 million and $199 million of Driver referrals in 2016 and 2017, respectively.

Research and Development

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Research and development	$864	$1,201	$337	39%
Percentage of revenue	22%	15%

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Pursuant to 17 C.F.R. Section 200.83

Research and development expenses increased by $337 million, or 39%, from 2016 to 2017. This increase was primarily due to a 20% increase in research and development teams headcount as we work to drive continued product innovation that resulted in a $219 million increase in compensation and allocated facilities expense and $86 million in continued external engineering and research and development equipment spend primarily related to our ATG and Advanced Programs initiatives.

The following table provides a breakout of research and development expenses by major expense type for each of the periods presented:

	Year Ended December 31, 2016		Year Ended December 31, 2017
	Amount	% of Total	Amount	% of Total
		($ in millions)
ATG and Advanced Programs	$230	27%	$384	32%
All other research and development expenses	634	73%	817	68%

Total research and development	$864	100%	$1,201	100%

General and Administrative
	Year Ended December 31,			% Change
	2016	2017	$ Change
		($ in millions)
General and administrative	$1,004	$2,320	$1,316	131%
Percentage of revenue	26%	29%

General and administrative expenses increased by $1.3 billion, or 131%, from 2016 to 2017. This increase was primarily due to a $598 million increase in legal, tax and regulatory reserves and settlements associated with increased legal and regulatory challenges, and $223 million in asset impairment charges relating to our Vehicle Solutions activities, as well as a 27% increase in general and administrative headcount that resulted in $241 million in increased compensation and allocated facilities expenses to support the overall growth of our business, and a $117 million loss related to the sale of real estate and vehicles in 2017 compared to a $9 million loss in 2016.

Depreciation and Amortization

	Year Ended December 31,			% Change
	2016	2017	$ Change
		($ in millions)
Depreciation and amortization	$320	$510	$190	59%
Percentage of revenue	8%	6%

Depreciation and amortization increased by $190 million, or 59%, from 2016 to 2017. This increase was primarily due to $87 million in increased data center and computer equipment depreciation to support the growth of our platform, a $69 million increase in leased vehicle depreciation in relation to the growth in our Vehicle Solutions activities, and $34 million in higher leasehold improvement depreciation related to expanding our physical location space to support our growing workforce.

Interest Income

	Year Ended December 31,			% Change
	2016	2017	$ Change
		($ in millions)
Interest income	$22	$71	$49	222%
Percentage of revenue	1%	1%

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Pursuant to 17 C.F.R. Section 200.83

Interest income increased by $49 million, or 222%, from 2016 to 2017. This increase was primarily due to interest earned across our savings and money market accounts as a result of higher interest rates in 2017.

Interest Expense

	Year Ended December 31,			% Change
	2016	2017	$ Change
		($ in millions)
Interest expense	$(334)	$(479)	$(145)	43%
Percentage of revenue	(9)%	(6)%

Interest expense increased by $145 million, or 43%, from 2016 to 2017. This increase was primarily due to our entry into our $1.2 billion Senior Secured Term Loan facility in July 2016.

Realized Foreign Exchange Losses, Net

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Realized foreign exchange losses, net	$(38)	$(22)	$(16)	(42)%
Percentage of revenue	(1)%	0%

Realized foreign exchange losses, net decreased by $16 million from 2016 to 2017. This decrease was primarily due to realized foreign exchange impacts resulting from the settlement of our foreign currency assets and liabilities.

Unrealized Foreign Exchange Gains (Losses), Net

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Unrealized foreign exchange gains (losses), net	$(53)	$64	$117		*
Percentage of revenue	(1)%	1%

*   Percentage not meaningful.

Unrealized foreign exchange gains (losses), net increased by $117 million from 2016 to 2017. This increase was primarily due to unrealized foreign exchange impacts resulting from remeasurement of our foreign currency monetary assets and liabilities denominated in non-functional currencies. The movements were primarily due to fluctuations of the Singapore dollar against the U.S. dollar.

Other, Net

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Other, net	$208	$(129)	$(337)		*
Percentage of revenue	5%	(2)%
* Percentage not meaningful. Other, net decreased by $337 million from 2016 to 2017. This decrease was primarily due to the revaluation of embedded derivatives related to the Convertible Notes.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Provision for (Benefit from) Income Taxes
	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Provision for (benefit from) income taxes	$28	$(542)	$570		*
Effective tax rate	(1)%	12%

*   Percentage not meaningful.

Provision for (benefit from) income taxes increased by $570 million from 2016 to 2017. This increase was primarily as a result of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). As a result of the Tax Act, we re-measured our existing U.S. deferred tax assets and liabilities due to the federal tax rate changing from 35% to 21% which resulted in a $473 million benefit and also reassessed the net realizability of our deferred tax assets due to an extension of the periods in which the deferred tax assets are now realizable which resulted in a benefit of $249 million. This was partially offset by current tax provision expense of $197 million due to an increase in foreign taxes due to increased foreign operations.

Income from Discontinued Operations, Net of Income Taxes

	Year Ended December 31,			% Change
	2016	2017	$ Change
	($ in millions)
Income from discontinued operations, net of income taxes (including gain on disposition in 2016)	$2,876	$–	$2,876		*

*	Percentage not meaningful.

Income from discontinued operations, net of income taxes decreased by $2.9 billion from 2016 to 2017. This decrease was due to the divestiture and corresponding gain on disposition of the Uber China business in 2016.

Segments

During 2018, we made operational changes in how our chief operating decision maker (“CODM”) manages the business, including performance assessment and resource allocation. Our Chief Executive Officer is our CODM. Our segment disclosure is based on the intention to provide the users of our consolidated financial statements with a view of the business from our perspective. We operate our business as two operating and reportable segments: Core Platform and Other Bets. Core Platform consisted primarily of our Ridesharing products and Uber Eats offering. Other Bets in 2017 consisted primarily of our Uber Freight offering, and in 2018 is also expected to include our New Mobility products.

Our segment revenue measure is segment adjusted net revenue, and our segment operating performance measure is segment contribution profit (loss). These two segment measures are calculated in a manner similar to our operating metrics, Core Platform Adjusted Net Revenue and Core Platform Contribution Profit (Loss), with the exception that each of these segment measures include historical results from Russia/CIS and Southeast Asia (which we refer to as 2018 Divested Operations), where we previously had operations and where we now participate solely through our minority-owned affiliates.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following are our results of financial performance by segment for each of the periods presented:

	Year Ended December 31,
	2016	2017	$ Change	% Change
	($ in millions)
Segment adjusted net revenue:
Core Platform adjusted net revenue:
Ridesharing	$2,946	$6,382	$3,436	117%
Uber Eats	18	364	346	1,922%
Other	206	390	184	89%

Total Core Platform adjusted net revenue	$3,170	$7,136	$3,966	125%
Other Bets adjusted net revenue	1	67	66	*

Total segment adjusted net revenue	$3,171	$7,203	$4,032	127%

Segment contribution loss:
Core Platform contribution loss	$(984)	$(448)	$536	54%
Other Bets contribution loss	(1)	(40)	(39)	*

Total segment contribution loss	$(985)	$(488)	$497	50%

*	Percentage not meaningful.

The following tables present reconciliations of revenue to total segment adjusted net revenue and loss from operations to total segment contribution loss, in each case the most directly comparable GAAP financial measure:

	Year Ended December 31,
	2016	2017
	(in millions)
Total segment adjusted net revenue reconciliation:
Revenue	$3,845	$7,932
Deduct:
Excess Driver incentives	(507)	(530)
Driver referrals	(167)	(199)

Total segment adjusted net revenue	$3,171	$7,203

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2016	2017
	(in millions)
Total segment contribution loss reconciliation:
Loss from operations	$(3,023)	$(4,080)
Add:
Research and development expenses related to ATG and Advanced Programs(1)	229	377
Unallocated research and development and general and administrative expenses(1)(2)	1,303	1,777
Depreciation and amortization	320	510
Stock-based compensation expense	128	137
Non-routine legal, tax, and regulatory reserves and settlements(3)	49	440
Asset impairment/loss on sale of assets	9	340
Acquisition and financing related expenses	—	4
Restructuring charges	—	7

Total segment contribution loss	$(985)	$(488)

(1)	Excluding stock-based compensation expense.
(2)

Unallocated research and development expenses include costs for our mapping and payment technologies and support and development of our internal technology infrastructure that are not directly attributed to the Core Platform. Unallocated general and administrative expenses include certain shared expenses including finance, accounting, tax, human resources, information technology, and legal costs. Our allocation methodology is periodically evaluated and may change in the future.

(3)

Non-routine legal, tax, and regulatory reserves and settlements include charges that management does not believe are reflective of our ongoing core operations. For 2017, these include charges related to arbitration demands filed by Google against Anthony Levandowski and Lior Ron, former employees of Google; the Waymo patent infringement and trade secret misappropriation case; a severance settlement with a former executive; and Taiwan regulatory fines. For 2016, these include charges related to an assessment by certain governmental bodies seeking to retroactively impose certain payroll and related tax liabilities.

Core Platform Segment

Segment Adjusted Net Revenue

Core Platform adjusted net revenue for 2017 increased by $4.0 billion, or 125%, to $7.1 billion compared to $3.2 billion in 2016. Core Platform gross bookings for 2017 increased $16.1 billion, or 80%, to $36.1 billion compared to $20.1 billion in 2016. Core Platform adjusted net revenue grew faster than Core Platform gross bookings in 2017, and our Take Rate has increased as a result. Our Take Rate is a function of product mix and competition that we face for each offering. Our Ridesharing Take Rate was     % in 2018 and our Uber Eats Take Rate was     % in 2018. In Ridesharing, only one partner, the Driver, has earnings, compared to Uber Eats, where two partners, the restaurant and Driver, both have earnings.

Ridesharing adjusted net revenue for 2017 increased by $3.4 billion, or 117%, to $6.4 billion compared to $2.9 billion in 2016. This increase was attributable to an increase in Ridesharing gross bookings of $13.5 billion, or 69%, to $33.1 billion compared to $19.6 billion in 2016. Our Take Rate for Ridesharing improved to 19% in 2017 compared to 15% in 2016 as a result of declining Driver incentives.

Uber Eats adjusted net revenue for 2017 increased by $346 million to $364 million compared to $18 million in 2016. This increase was attributable to an increase in Uber Eats gross bookings of $2.5 billion, or 543%, to $3.0 billion compared to $0.5 billion in 2016. Our Take Rate for Uber Eats improved to 12% in 2017 compared to 4% in 2016 as a result of an increase in the delivery fees and declining Driver incentives.

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Other adjusted net revenue for 2017 increased by $184 million to $390 million compared to $206 million in 2016. Included in Other adjusted net revenue was $345 million and $188 million of Vehicle Solutions revenue in 2017 and 2016, respectively.

Segment Contribution Profit (Loss)

Core Platform contribution profit (loss) for 2017 increased $536 million to a $448 million loss compared to a $984 million loss in 2016. Cost of revenue items such as insurance and payment processing fees increased from 2016 to 2017, but decreased as a percentage of Core Platform adjusted net revenue from 42% to 41%. We gained operating leverage from sales and marketing and operations and support expenses, which also decreased from 2016 to 2017 as a percentage of Core Platform adjusted net revenue, from 50% to 35% and from 28% to 19%, respectively.

Other Bets Segment

Segment Adjusted Net Revenue

Other Bets adjusted net revenue for 2017 increased by $66 million to $67 million from $1 million in 2016. This increase was primarily driven by our Uber Freight offering that was launched in 2017.

Segment Contribution Loss

Other Bets contribution loss for 2017 increased by $39 million to $40 million from $1 million in 2016. This increase was driven by spend initiatives to grow our Uber Freight offering that was launched in 2017.

Ownership

As of September 30, 2018, we owned 89% of the issued and outstanding capital stock of our subsidiary that operates our Uber Freight offering, or 80% on a fully-diluted basis if all shares reserved for issuance under our Uber Freight employee incentive plan were issued and outstanding. As of September 30, 2018, no equity awards under the Uber Freight employee incentive plan had been granted. As of September 30, 2018, we owned 100% of the issued and outstanding capital stock of our subsidiary that operates our JUMP e-bike and e-scooter products, or 80% on a fully-diluted basis if all shares reserved for issuance under our JUMP employee incentive plan were issued and outstanding. As of September 30, 2018, stock options with a service-based vesting condition over four years equaling 11% of the fully-diluted capitalization of our subsidiary that operates our JUMP e-bike and e-scooter products were granted to certain of our employees who were former JUMP senior management. The minority stockholders of our subsidiaries that operate each of our Uber Freight offering and our JUMP e-bike and e-scooter products, including any holders of equity awards issued under the employee equity incentive plans, have put rights to sell certain of their equity interests at fair market value at specified periods of time, which may be satisfied in cash, Uber stock, or a combination of cash and Uber stock, at our election.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and our revolving credit facility. Cash and cash equivalents consist primarily of cash on deposit with banks and investments in money market funds. Cash and cash equivalents totaled $4.4 billion as of December 31, 2017, a decrease of $1.8 billion from December 31, 2016.

We currently anticipate that our available cash and cash equivalents and revolving credit facility will be sufficient to meet our operational cash needs for at least the next 12 months. We may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future or to fund our needs for merger and acquisition activity or other strategic initiatives. Our future capital requirements will depend on many

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factors including our growth rate, headcount, sales and marketing activities, research and development efforts, capital expenditures, the introduction of new products and offerings, and potential merger and acquisition activity, or other strategic initiatives. Additionally, as our business has grown, our restricted cash balance has increased primarily due to increasing insurance reserves for potential future liabilities, thereby reducing the amount of unrestricted available cash we have to fund our operations.

	Year Ended December 31,
	2016	2017
	(in millions)
Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	$(2,913)	$(1,418)
Net cash used in investing activities	$(1,858)	$(487)
Net cash provided by financing activities	$6,194	$1,015

Operating Activities

Net cash used in operating activities was $1.4 billion for the year ended December 31, 2017, primarily consisting of $4.0 billion of net loss, adjusted for certain non-cash items, which primarily included a $762 million change in deferred income taxes, depreciation and amortization expenses of $510 million, impairment of Vehicle Solutions assets of $223 million, $244 million in accretion of discount on our long-term debt, $173 million of revaluation expense of our derivative liabilities, and $124 million of stock-based compensation expense, as well as a $1.9 billion decrease in cash consumed by working capital primarily driven by an increase in our insurance and legal reserves offset by higher prepaid expenses and other assets and accounts receivable.

Net cash used in operating activities was $2.9 billion for the year ended December 31, 2016, primarily consisting of $370 million of net loss, adjusted for certain non-cash items, which primarily included a gain of $4.4 billion related to the disposal of our China operations to Didi, depreciation and amortization expenses of $347 million, $185 million in accretion of discount on our long-term debt, $142 million revaluation gain on our derivative liabilities, and $107 million of stock-based compensation expense, as well as a $1.1 billion decrease in cash consumed by working capital primarily driven by an increase in our insurance and legal reserves offset by higher prepaid expenses and other assets and accounts receivable.

Investing Activities

Net cash used in investing activities was $487 million in 2017, primarily consisting of $821 million in purchases of leased vehicles and other property and equipment, partially offset by $342 million of proceeds from the sale of leased vehicles and other long-lived assets.

Net cash used in investing activities was $1.9 billion in 2016, primarily consisting of $1.6 billion in purchases of leased vehicles and other property and equipment and $218 million of cash transferred relating to the disposal of our China operations to Didi.

Financing Activities

Net cash provided by financing activities was $1.0 billion in 2017, primarily consisting of $1.0 billion in proceeds from the issuance of redeemable convertible preferred stock.

Net cash provided by financing activities was $6.2 billion in 2016, primarily consisting of $4.8 billion in proceeds from the issuance of redeemable convertible preferred stock and $1.1 billion from the issuance of a term loan.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Information

As of December 31, 2018,     % of our cash and cash equivalents were held outside the United States. These amounts were primarily held in              and are utilized to fund our foreign operations. Cash held outside the United States may be repatriated, subject to certain limitations, and would be available to be used to fund our domestic operations. However, repatriation of funds may result in additional tax liabilities. We believe that our existing cash balance in the United States is sufficient to fund our working capital needs in the United States.

Funds in the years ended December 31, 2016 and December 31, 2017 were primarily used to grow our business. We made significant investments in attracting Drivers onto our platform, mainly through Driver incentives and onsite operational support spend. We also spent significant amounts on research and development for product innovation. We may engage in merger and acquisition activity that could materially impact our liquidity and capital resource position.

2021 Convertible Notes

In January 2015 and February 2015, we issued an aggregate of $1.7 billion initial principal amount of our 2021 Convertible Notes. Until the fourth anniversary of the issue date, interest on the 2021 Convertible Notes accrues at the rate of 2.5% per annum and is payable semi-annually in kind. From the fourth anniversary of the issue date until the sixth anniversary of the issue date, interest accrues at 12.5% per annum and is payable semi-annually in cash or in kind, at our election. The 2021 Convertible Notes initially mature on January 16, 2021, which may be extended under certain circumstances by the holders or us. The 2021 Convertible Notes contain certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on repurchases of stock, dividends, and other distributions. At the option of the holders, the 2021 Convertible Notes may be converted into a number of shares of our common stock equal to the outstanding balance of our 2021 Convertible Notes on the closing date of this offering at a 30.5% discount to the public offering price of our common stock in this offering. We expect that the holders of the 2021 Convertible Notes will elect to convert all of their 2021 Convertible Notes into common stock at the closing of this offering. On December 31, 2018, $        billion aggregate principal amount of our 2021 Convertible Notes was outstanding, which would have been convertible into                  shares of our common stock, assuming the closing of this offering had occurred on December 31, 2018 and based on the assumed initial public offering price of $             per share.

2022 Convertible Notes

From June 2015 to December 2015, we issued an aggregate of $949 million initial principal amount of our 2022 Convertible Notes. Interest on the 2022 Convertible Notes accrues at a rate of 2.5% per annum and is payable semi-annually in-kind. The 2022 Convertible Notes mature on June 12, 2022, which may be extended in certain circumstances by us. The 2022 Convertible Notes contain certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on repurchases of stock, dividends, and other distributions. At the option of the holders, the 2022 Convertible Notes may be converted at the closing of this offering into a number of shares of our common stock that would result in holders receiving an 11.5% internal rate of return from the date of issuance. We expect that the holders of the 2022 Convertible Notes will elect to convert all of their 2022 Convertible Notes into common stock at the closing of this offering. On December 31, 2018, $         billion aggregate principal amount of our 2022 Convertible Notes was outstanding, which would have been convertible into                  shares of our common stock at a discount rate of     %, assuming the closing of this offering had occurred on December 31, 2018 and based on the assumed initial public offering price of $             per share.

Revolving Credit Facility

In June 2015, we entered into a revolving credit agreement that provided for a $1.9 billion senior unsecured five-year revolving credit facility (the “Revolving Credit Facility”). We amended the Revolving Credit Facility

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in March 2016 to increase the amount that we may borrow to up to $2.3 billion, and again in June 2016 to grant a security interest in certain of our material intellectual property and equity interests of certain of our subsidiaries. In June and October 2018, we entered into amendments to the revolving credit agreement to extend the maturity of all of the commitments under the facility to June 13, 2023. Loans under the Revolving Credit Facility may be borrowed at a rate equal to (i) LIBOR, EURIBOR, HIBOR, SIBOR, the Australian Bank Bill Rate, or the Canadian Dollar Bankers’ Acceptances rate, in each case plus 1.00% per annum and subject to certain adjustments, or (ii) the Alternate Base Rate, defined as the greatest of the prime rate, the federal funds rate plus one-half of 1%, and the sum of the Adjusted LIBOR that would be payable for a one-month interest period plus 1.00% per annum. The Revolving Credit Facility has a commitment fee of 0.15% per annum. The revolving credit agreement that governs the Revolving Credit Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, fundamental changes, repurchases of stock, dividends, and other distributions, and a minimum amount of cash resources that we are required to maintain. As of December 31, 2018, no amounts were borrowed under the Revolving Credit Facility, other than letters of credit drawn under the Revolving Credit Facility.

2016 XCL Revolving Credit Facility

In May 2016, a wholly-owned subsidiary of ours, XCL Fleet Master Trust, which purchased vehicles for leasing in the United States, entered into a loan agreement for a $1.0 billion secured asset-based revolving credit facility, which was subsequently amended in February 2017, to reduce the amount that we could borrow to up to $750 million (the “2016 XCL Revolving Credit Facility”). Loans under the 2016 XCL Revolving Credit Facility bore interest at LIBOR plus 2.00%. In addition, the 2016 XCL Revolving Credit Facility had an unused fee based on usage is payable throughout the term. In January 2018, in conjunction with an agreement with a third party to purchase our Xchange Leasing business, the 2016 XCL Revolving Credit Facility was paid off in full and terminated.

2016 Term Loan Facility

In July 2016, we entered, a term loan credit agreement that provided for a $1.2 billion senior secured five-year term loan B facility (the “2016 Term Loan Facility”). The 2016 Term Loan Facility was subsequently amended in June 2018 to reduce the interest rate. After giving effect to the amendment to the 2016 Term Loan Facility in June 2018, borrowings under the 2016 Term Loan Facility bear interest, at our option, at a rate equal to either (a) LIBOR, subject to a 0.00% floor, plus 3.50% per annum or (b) the Alternate Base Rate, defined as the greatest of the prime rate, the federal funds rate plus one-half of 1.00%, and the sum of one-month LIBOR plus 1.00% per annum, subject to a floor of 2.00%, plus, in the case of the Alternate Base Rate, 2.50% per annum. The 2016 Term Loan Facility matures on July 13, 2023 and requires quarterly principal payments of 0.25% of the original principal amount per quarter through June 2023, with any remaining balance payable in July 2023. The term loan credit agreement that governs the 2016 Term Loan Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, fundamental changes, prepayment of other indebtedness, repurchases of stock, dividends, and other distributions. The 2016 Term Loan Facility is secured by certain of our intellectual property and equity interests of certain of our subsidiaries. As of December 31, 2018,      was outstanding under the 2016 Term Loan Facility.

2016 SGD Secured Revolving Credit Facility

In October 2016, two wholly-owned subsidiaries of ours, LCRF Pte. Ltd. and Lion City Rentals Pte. Ltd. which purchased vehicles for leasing in Singapore, entered into a facility agreement that provides for borrowings of Singapore Dollars (“SGD”), under a SGD 590 million secured asset-based revolving credit facility (the “2016 SGD Secured Revolving Credit Facility”). In April 2017, we increased the aggregate maximum borrowings

Confidential Treatment Requested by Uber Technologies, Inc.

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under the 2016 SGD Secured Revolving Credit Facility to SGD 690 million. Amounts drawn under the 2016 SGD Secured Revolving Credit Facility bore interest at the three-month Singapore swap offer rate (“SOR”) plus 3.0% during the two-year revolving period and the Singapore SOR plus 3.75% during the amortization period. The subsidiary borrowers paid a commitment fee based on usage throughout the term. In August 2018, the 2016 SGD Secured Revolving Credit Facility was paid off in full and terminated.

2018 Term Loan Facility

In April 2018, we entered into a term loan credit agreement that provided for a $1.5 billion senior secured term loan B facility (the “2018 Term Loan Facility”). Borrowings under the 2018 Term Loan Facility bear interest, at our option, at a rate equal to either (a) LIBOR, subject to a 1.00% floor, plus an applicable margin of 4.00% per annum or (b) the Alternate Base Rate, defined as the greatest of the prime rate, the federal funds rate plus one-half of 1.00%, and the sum of one-month LIBOR plus 1.00% per annum, subject to a floor of 2.00%, plus an applicable margin of 3.00% per annum. The 2018 Term Loan Facility matures on April 4, 2025 and requires quarterly principal payments of 0.25% of the original principal amount per quarter through March 2025, with any remaining balance payable in April 2025. The term loan credit agreement in connection with the 2018 Term Loan Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. The 2018 Term Loan Facility is secured by certain of our intellectual property and equity interests of certain of our subsidiaries. As of December 31, 2018, $             in principal amount and accrued interest was outstanding under the 2018 Term Loan Facility.

2023 and 2026 Notes

In November 2018, we issued $500 million of our 2023 Notes and $1.5 billion of our 2026 Notes. Interest on the 2023 Notes is payable semi-annually at a rate of 7.50% per annum. The 2023 Notes mature on November 1, 2023, unless earlier repurchased or redeemed. Interest on the 2026 Notes is payable semi-annually at a rate of 8.00% per annum. The 2026 Notes mature on November 1, 2026, unless earlier repurchased or redeemed. The Notes are guaranteed by certain of our subsidiaries. The indentures governing the Notes contain affirmative and negative covenants applicable to us, including limitations on the incurrence of liens, sale-leaseback transactions, debt at our subsidiaries, and fundamental transactions. We may be required to repurchase the outstanding Notes at a repurchase price of 101% of the outstanding principal amount of the Notes in the event of a change of control that is accompanied or followed by a downgrade in the credit ratings of the Notes. We may redeem some or all of the Notes prior to their maturity dates at the redemption prices set forth in the respective indentures.

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Contingencies

We are involved in claims, lawsuits, indirect tax matters, government investigations, and proceedings arising from the ordinary course of our business, including independent contractor misclassification claims, intellectual property disputes, employee discrimination claims, unfair competition matters, consumer class actions, Telephone Consumer Protection Act cases, and other matters. Legal fees and other expenses associated with such actions are expensed as incurred. We record a provision for a liability when we determine that a loss-related matter is both probable and reasonably estimable. We disclose material contingencies when we believe

Confidential Treatment Requested by Uber Technologies, Inc.

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that a loss is not probable but reasonably possible. These claims, suits, and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Determining both probability and the estimated amount are inherently uncertain and require making numerous judgments, assumptions and estimates. Many of these legal and tax contingencies can take years to resolve. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(in millions)
	$	$	$	$	$
Long-term debt
Operating lease commitments
Financing lease commitments
Non-cancelable purchase obligations

Total contractual commitments	$	$	$	$	$

The contractual commitment obligations in the table above are associated with agreements that are enforceable and legally binding.

For additional discussion on our operating and financing leases and purchase commitments, see Note      to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity and are critical to understanding and evaluating our consolidated financial condition and results of our operations. An accounting policy is considered to be critical if it requires judgment on a significant accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the reported amounts of assets, liabilities, revenue and expenses, and related disclosures in our audited consolidated financial statements. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with Topic 606, which we adopted as of January 1, 2017 on a full retrospective basis. We derive our revenue principally from service fees paid by our partners for the use of our platform in connection with our Ridesharing products and Uber Eats offering provided by our partners to end-

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users. Our sole performance obligation in the transaction is to connect partners with end-users to facilitate the completion of a successful Ridesharing trip or Uber Eats meal delivery. Because end-users access our platform for free and we have no performance obligation to end-users, end-users are not our customers.

Further, judgment is required in evaluating the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or we arrange for other parties to provide the service to the end-user and are the agent in the transaction (net). We have concluded that we are an agent as we arrange for Drivers and restaurants to provide the service to the end user in Ridesharing and Uber Eats transactions. The assessment of whether we are considered the principal or the agent in a transaction could impact the accounting for certain incentives provided to Drivers and end-users and change the timing and amount of revenue recognized.

In certain markets, consumers have the option to pay Drivers cash for trips, and we generally collect our service fee from Drivers for these trips by offsetting against any other amounts due to Drivers, including Driver incentives. Because we have limited means to collect our service fee for cash trips, and because we cannot control whether Drivers will generate future earnings that we can offset to collect our service fee, we have concluded collectability of such amounts is not probable until collected. As such, uncollected service fees for cash trips are not recognized in our consolidated financial statements until collected.

Driver Incentives

As Drivers are our customers, Driver incentives are recorded as a reduction of revenue if we do not receive a distinct service or cannot reasonably estimate fair value of the service received. Driver incentives that are not for a distinct service are evaluated as variable consideration, in the most likely amount to be earned by the partner, at the time or as they are earned by the partner, depending on the type of Driver incentive.

We evaluate whether the cumulative amount of Driver incentives that are not in exchange for a distinct service provided to partners exceeds the cumulative revenue earned since inception of a given partner relationship. When the cumulative amount of these Driver incentives exceeds the cumulative revenue earned since inception of a given partner relationship, the excess Driver incentives are recorded in cost of revenue, exclusive of depreciation and amortization. As a result, Driver incentives provided to partners at the beginning of a relationship are typically classified as cost of revenue, exclusive of depreciation and amortization, while Driver incentives provided to partners with a more mature relationship are typically classified as a reduction of revenue.

Referral incentives offered by us and earned by Drivers for performing marketing services of referring other Drivers to drive on the platform are recorded as sales and marketing expenses, as we receive a distinct service. The amount recorded is the lesser of the amount of the Driver incentive paid or the established fair market value of the distinct service received. Fair market value of the distinct service is estimated using amounts paid to vendors for similar services.

Incentives to End-Users

As end-users are not our customers, incentives provided directly to individual end-users do not affect revenue and are instead recognized as sales and marketing expenses. Incentives offered to end-users upon completing a specific action, such as referring a new end-user, are recognized as sales and marketing expenses when the end-user completes the specific action required to earn the incentive. Incentives offered to end-users that do not require end-users to complete a specific action, such as promotional credits or fare reductions offered to individual end-users, are recognized as sales and marketing expenses when the incentive is redeemed.

The impact of incentives that reduce the fare or fee charged by partners to end-users during discounts for all or substantially all trips or meal deliveries, such as promotions offering a discount to a defined market for a period of time, are recorded as a reduction of revenue.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Embedded Derivatives

We have issued Convertible Notes that contain embedded features subject to derivative accounting. These embedded features are comprised of conversion options that have the economic characteristics of a contingent early redemption feature settled in shares of our stock rather than cash, because the total number of shares of our common stock delivered to settle these embedded features will have a fixed value. These conversion options are bifurcated from the underlying instrument and accounted for and valued separately from the host instrument. Embedded derivatives are recognized as derivative liabilities on our consolidated balance sheet. We measure these instruments at their estimated fair value and recognize changes in their estimated fair value in other income (expense), net in our consolidated statement of operations and comprehensive loss during the period of change.

We value these embedded derivatives as the difference between the estimated value of the Convertible Notes with and without the Qualified Initial Public Offering (“QIPO”) conversion option (“QIPO Conversion Option”). The fair value of the Convertible Notes with and without the QIPO Conversion Option is estimated utilizing a discounted cash flow model and binomial lattice approach to discount the expected payoffs at various potential QIPO dates to the valuation date. The key inputs to the valuation model include the probability of a QIPO occurring at various points in time and the discount yield, which was derived by imputing the fair value as equal to the face value on the issuance date of the Convertible Notes. The discount rate is updated during each period to reflect the yield of a comparable instrument issued as of the valuation date.

Cost Method Investments

Our investments include investments in privately-held companies. We account for these investments using the cost method as we do not have the ability to exercise significant influence over the investees or the investments are not in common stock or in-substance common stock. These investments are initially recorded at cost and are recognized as investments on our consolidated balance sheet.

We review the carrying value of our cost method investments on a periodic basis to determine whether the investments in these companies are other-than-temporarily impaired. We consider an investee’s financial performance, other information received from the investee company, as well as relevant information such as regulatory and macroeconomic environment in which the investee company operates. Factors considered in determining whether an other-than-temporary decline in value has occurred include: fair value of the investment based on most recent rounds of financing by the investee, length of time that the fair value was below its cost basis, financial condition and business prospects of the investee, our intent and ability to retain the investment for a sufficient period of time to allow for recovery in fair value of the investment, issues that raise concerns about the investee’s ability to continue as a going concern, and any other information that we may be aware of related to the investment.

Loss Contingencies

We are involved in legal proceedings, claims, and regulatory, tax, or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

Confidential Treatment Requested by Uber Technologies, Inc.

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The outcome of litigation is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions. We account for income taxes using the asset and liability method. We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. Evaluating our uncertain tax positions, determining our provision for income taxes, and evaluating the impact of the Tax Act, are inherently uncertain and require making judgments, assumptions, and estimates.

The Tax Act makes broad and complex changes to the U.S. tax code. These computations require significant judgments and estimates to be made regarding the interpretation of the provisions within the Tax Act along with the preparation and analysis of information not previously required. In conjunction with the Tax Act, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Act, which provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes.

Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected through the end of 2018, we consider the accounting of the deferred tax re-measurements, and other items to be incomplete. We have made estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017. As we collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS, or other standard-setting bodies, we may make adjustments to the provisional amounts. Those adjustments may materially impact the provision for income taxes and the effective tax rate in the period in which the adjustments are made. The accounting for the tax effects of the enactment of the Tax Act will be completed in 2018.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes and the effective tax rate in the period in which such determination is made.

The provision for income taxes includes the impact of reserve provisions and changes to reserves as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities which may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

Insurance Reserves

We use a combination of third-party insurance and self-insurance mechanisms, including a wholly-owned captive insurance subsidiary, to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, auto physical damage, general liability, and workers’ compensation. The insurance reserve is an estimate of our potential liability for unpaid losses and loss adjustments for risks retained and assumed by us and includes an amount determined from case reserves and an amount, based on past experience, for losses incurred but not reported. Such estimates of the future ultimate obligation are based on actuarial and statistical methods based on loss events occurred as of the balance sheet date. These estimates are continually reviewed and adjusted as experience develops and new information becomes known. Adjustments, if any, relating to accidents that occurred in prior years are reflected in the current year results of operations. In

Confidential Treatment Requested by Uber Technologies, Inc.

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establishing loss reserves, we take into account projected changes in claim severity caused by anticipated inflation and a number of factors that vary with the individual type of policy written. These severities are projected based on historical and industry trends, adjusted for anticipated changes in inflation, policy provisions, claims resolution practices, and general economic trends. These anticipated trends are reconsidered periodically based on actual development and are modified if necessary.

Further, all such estimates of ultimate losses and loss adjustments, and of resulting reserves, are subject to inherent variability caused by the nature of the insurance process. Such variability is increased for us due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claims settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability, and when such amounts will be paid, may vary in the near term from the estimated amounts.

While management believes that the amounts are adequate, as arriving at these estimates requires a significant amount of subjective judgment by management, these estimates are uncertain and our actual exposure may be different from our estimates.

Stock-Based Compensation

We have granted stock-based awards consisting primarily of stock options, RSUs, warrants, and SARs to employees, members of our board of directors, and non-employee advisors. The substantial majority of our stock-based awards have been made to employees. The majority of our outstanding RSUs contain both a service-based vesting condition and a liquidity-event based vesting condition. The service-based vesting condition for the majority of these awards is satisfied over four years. The liquidity event-based vesting condition is satisfied upon the occurrence of a qualifying event, which includes a change in control transaction or the effective date of an initial public offering. Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the RSUs with both a service-based vesting condition and a liquidity event-based vesting condition.

We account for stock-based employee compensation under the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which requires compensation expense for the grant-date fair value of stock-based awards to be recognized over the requisite service period. Starting in 2017, we account for forfeitures when they occur.

We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options, warrants, and SARs on the grant date. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “—Common Stock Valuations” below), are estimated as follows:

•	Expected term. We estimate the expected term based on the simplified method for employees and on the contractual term for non-employees.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

•

Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in our industry group as there has been no public market for our shares to date.

•	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

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We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Based on the assumed initial public offering price of $         per share, the aggregate intrinsic value of our outstanding stock options as of December 31, 2018 was $        , with $         related to vested stock options and $         related to vested SARs, and the aggregate intrinsic value of RSUs outstanding as of December 31, 2018 was $        .

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock;

•	the prices of the recent redeemable convertible preferred stock sales by us to investors in arm’s-length transactions;

•	the price of sales of our common stock and preferred stock in recent secondary sales by existing stockholders to investors;

•	our capital resources and financial condition;

•	the preferences held by our preferred stock classes relative to those of our common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	the price paid by us to repurchase outstanding shares;

•	the relative lack of marketability of our common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

In valuing our common stock, our board of directors determined the fair value of our common stock using both the income and market approach valuation methods, in addition to giving consideration to recent secondary sales of our common stock. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital, and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies

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in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Recent Accounting Pronouncements

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Qualitative and Quantitative Factors about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk, investment risk, and foreign currency risk as follows:

Interest Rate Risk

Our exposures to market risk for changes in interest relate primarily to our 2016 Term Loan Facility and 2018 Term Loan Facility. The 2016 Term Loan Facility and 2018 Term Loan Facility are floating rate notes and are carried at amortized cost. Therefore, fluctuations in interest rates will impact our consolidated financial statements. A rising interest rate environment will increase the amount of interest paid on these loans. A hypothetical 100 basis point change in interest rates would have increased or decreased our interest expense by $14 million.

The fair value of our credit facilities will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. A hypothetical 100 basis point change in interest rates would not have had a material impact on the fair value of our credit facilities as of December 31, 2017.

Investment Risk

We had cash and cash equivalents including restricted cash and cash equivalents totaling $5.8 billion and $6.8 billion as of December 31, 2017 and December 31, 2016, respectively. Our investment policy and strategy primarily attempts to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of cash deposits and money market funds. A large portion of our cash is managed by external managers within the guidelines of our investment policy. We protect and preserve invested funds by limiting default, market and reinvestment risk. To achieve this objective, we maintain our portfolio of cash equivalents in a variety of liquid fixed income securities, including government and corporate obligations and money market funds. We do not enter into investments for trading or speculative purposes. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis point change in interest rates would have increased or decreased our interest income for 2017 by $63 million.

We have significant risk related to the carrying amounts of investments in other companies, including our minority-owned affiliates, compared to their fair value, as all of our investments are currently in illiquid private company stock which are inherently difficult to value given the lack of publicly available information. As of December 31, 2017, our recorded value in investments is $6.0 billion. Foreign currency rates may impact the value of our investments.

Foreign Currency Risk

We transact business globally in multiple currencies. Our international revenues, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange

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rates against the U.S. dollar. International revenue as a percentage of revenue was 49% for 2017. We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, including the Brazilian Real, British Pounds, Euro, and multiple others. A hypothetical 10% net change in foreign exchange rates compared to the U.S. dollar would have increased or decreased our revenue by approximately $380 million in 2017.

We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses primarily related to remeasurement of our Singapore dollar intercompany loan and other asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. A hypothetical 10% change in the Singapore dollar foreign exchange rate compared to the U.S. dollar would have increased or decreased our unrealized foreign exchange gain (losses), net by approximately $60 million in 2017. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

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BUSINESS

Overview

Our mission is to ignite opportunity by setting the world in motion.

We believe deeply in our bold mission. Every minute of every day, consumers and Drivers on our platform can tap a button and get a ride or tap a button and get a fare. We revolutionized personal mobility with Ridesharing, and we are leveraging our platform to redefine the massive meal delivery and logistics industries. While we have had unparalleled growth at scale, we are just getting started: only 2% of the population in the 63 countries where we operate used our offerings in the quarter ended September 30, 2018, based on MAPCs.

The foundation of our platform is our massive network, leading technology, operational excellence, and product expertise. Together, these elements power movement from point A to point B.

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Massive network. Our massive, efficient, and intelligent network consists of tens of millions of Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In over 700 cities around the world, our network powers movement at the touch of a button for millions, and we hope eventually billions, of people.

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Leading technology. We have built proprietary marketplace, routing, and payments technologies. Marketplace technologies are the core of our deep technology advantage and include demand prediction, matching and dispatching, and pricing technologies.

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Operational excellence. Our on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products in cities, support Drivers, consumers, restaurants, shippers, and carriers, and build and enhance relationships with cities and regulators.

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Product expertise. Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

Our Personal Mobility, Uber Eats, and Uber Freight platform offerings each address large, fragmented markets.

Personal Mobility

Our Personal Mobility offering includes Ridesharing and New Mobility. Ridesharing refers to products that connect consumers with Drivers who provide rides in a variety of vehicles, such as cars, auto rickshaws, motorbikes, minibuses, or taxis. New Mobility refers to products that provide consumers with access to rides through a variety of modes, including dockless e-bikes and e-scooters. We aim to provide everyone, everywhere on our platform with access to a safe, reliable, affordable, and convenient trip within a few minutes of tapping a button. In the quarter ended September 30, 2018, the average wait time for a rider to be picked up by a Driver was four minutes. In addition to powering movement for riders, our platform powers opportunity for Drivers, fueling the future of independent work by providing Drivers with a reliable and flexible way to earn money. We are committed to providing consumers with access to the best personal mobility options to meet their needs. We are investing in new modes of transportation that enable us to address a wider range of consumer use cases and represent a significant opportunity to bring additional trips onto our platform. For example, according to the U.S. Department of Transportation, trips of less than three miles accounted for 46% of all U.S. vehicle trips in 2017. We believe that dockless e-bikes and e-scooters address many of these use cases and will replace a portion of these vehicle trips over time, particularly in urban environments that suffer from substantial traffic during peak commuting hours.

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The rapid growth and scale of our Ridesharing products, which to date have accounted for virtually all of our Personal Mobility offering, demonstrates the size of our opportunity:

•	Revenue derived from our Ridesharing products grew from $3.5 billion in 2016 to $6.9 billion in 2017.

•	Gross Bookings derived from our Ridesharing products grew from $18.8 billion in 2016 to $31.4 billion in 2017.

•	Consumers traveled 12.3 billion miles on our platform in 2017.

We believe that Personal Mobility represents a vast, rapidly growing, and underpenetrated market opportunity. We operate our Personal Mobility offering in 63 countries with an aggregate population of 4.1 billion people. Through our Personal Mobility offering, we estimate that our platform served 2% of the population in these countries based on MAPCs in the quarter ended September 30, 2018. We estimate that people traveled 4.7 trillion vehicle miles in trips under 30 miles in these countries in 2017, of which the 12.3 billion miles traveled on our platform represent less than 0.3% penetration.

We believe that our Personal Mobility market share and ridesharing category position are key indicators of our progress towards our massive market opportunity. We calculate our Personal Mobility market share in a given region by dividing our Personal Mobility Gross Bookings by our estimates of the addressable market in dollars for miles traveled in the region. We estimate the size of the addressable market by multiplying vehicle miles traveled by the cost per mile of personal vehicle ownership for trips greater than three miles, and by the weighted-average cost per mile of personal vehicle ownership and public transportation for trips under three miles. See the section titled “—Our Market Opportunity” for more information. Based on this estimate, our Personal Mobility market share is less than 1% in every major region of the world where we operate.

We calculate our ridesharing category position within a given region by dividing our Ridesharing Gross Bookings by our estimates of total ridesharing Gross Bookings generated by us and other companies with similar ridesharing products. We estimate our total ridesharing Gross Bookings in a given region by utilizing internal source data, including historical trip, bookings, product mix, and fare information, and external source data provided by publicly available information and marketing analytics firms. Based on these estimates, we have a leading ridesharing category position in every major region of the world where we operate, as shown in the graphic below. We also participate in certain regions through our minority-owned affiliates and intend to maintain our interests in these minority-owned affiliates to participate in the expected growth of ridesharing and other modes of personal mobility in the regions where they operate. At the time of entering into such transactions, we believed based on our internal estimates using the information then available to us that each of Didi, Grab, and Yandex.Taxi, on a pro forma basis, had the leading ridesharing category position in its respective market.

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Our Global Footprint

Percentages are based on our internal estimates using our currently available information. For more detail on ownership stakes, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Minority-Owned Affiliates.”

Uber Eats

Our Uber Eats offering allows consumers to search for and discover local restaurants, order a meal at the touch of a button, and have the meal delivered reliably and quickly. We launched our Uber Eats app just over three years ago, and we believe that Uber Eats has grown to be the largest meal delivery platform in the world outside of China based on Gross Bookings. We believe that our scale enables the average delivery time for Uber Eats to be faster than the average delivery time for our competitors. We believe that Uber Eats not only leverages, but also increases, the supply of Drivers on our network. For example, Uber Eats enables Ridesharing Drivers to increase their utilization and earnings by accessing additional demand for trips during non-peak Ridesharing times. Uber Eats also expands the pool of Drivers by enabling people who are not Ridesharing Drivers or who do not have access to Ridesharing-qualified vehicles to deliver meals on our platform. In addition to benefiting Drivers and consumers, Uber Eats provides restaurants with an instant mobile presence and efficient delivery capability, which we believe generates incremental demand and improves margins for restaurants by enabling them to serve more consumers without increasing their existing front-of-house expenses. Of the 82 million MAPCs on our platform, over 11 million received a meal using Uber Eats in the quarter ended September 30, 2018, tapping into our network of 170,000 restaurants in more than 400 cities globally.

In connection with our transactions with Grab and Yandex, we contributed our meal delivery offerings in Southeast Asia and Russia and the Commonwealth of Independent States (“Russia/CIS”) to Grab and our Yandex.Taxi joint venture, respectively, including our partnerships with certain significant global restaurant chains with operations in those markets. We expect to benefit from continued growth of the meal delivery industry in the regions where our minority-owned affiliates operate.

Uber Freight

We believe that our Uber Freight business is revolutionizing the logistics industry. Uber Freight leverages our proprietary technology, brand awareness, and experience revolutionizing industries to create a transparent, on-demand marketplace that seamlessly connects shippers and carriers.

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The freight industry today is highly fragmented and deeply inefficient. It can take several hours, sometimes days, for shippers to find a truck and driver for shipments, with most of the process conducted over the phone or by fax. Procurement is highly fragmented, with traditional players relying on local or regional offices to book shipments. It is equally difficult for carriers to find and book the shipments that work for their businesses, spending hours on the phone negotiating pricing and terms. These inefficiencies adversely impact both shippers and carriers, and contribute to the number of non-revenue or “dead-head” miles, which are miles driven by carriers between shipments. According to an October 2018 survey of for-hire carriers in the United States conducted by the American Transportation Research Institute, “dead-head” miles account for approximately 20% of carrier miles driven in the United States. Uber Freight greatly reduces friction in the logistics industry by providing an on-demand platform to automate and accelerate logistics transactions end-to-end. Uber Freight connects carriers with the most appropriate shipments available on our platform, and gives carriers upfront, transparent pricing and the ability to book a shipment with the touch of a button.

We serve shippers ranging from small- and medium-sized businesses to global enterprises by enabling them to create and tender shipments with a few clicks, secure capacity on demand with upfront pricing, and track those shipments in real-time from pickup to delivery. We believe that all of these factors represent significant efficiency improvements over traditional freight brokerage providers. Since Uber Freight’s public launch in May 2017, we have contracted with over 36,000 carriers that in aggregate have more than 400,000 drivers and have served over 1,000 shippers, including global enterprises such as Anheuser-Busch InBev, Niagara, Land O’Lakes, and Colgate-Palmolive. Uber Freight has grown to over $             million in revenue for the quarter ended December 31, 2018.

Platform Synergies

We intend to continue to invest in new platform offerings that we believe will further strengthen our platform and existing offerings and fuel multiple virtuous cycles of growth.

We can rapidly launch and scale platform products and offerings by leveraging our massive network, leading technology, operational excellence, and product expertise. Furthermore, each new product adds nodes to our network and strengthens these shared capabilities, enabling us to launch and invest in additional products more efficiently. For example, Uber Eats is used by many of the same consumers, is built on our existing technology stack, and has grown by leveraging many of the same local operations teams as our Ridesharing products. Similarly, in cities where we already operate, we can more efficiently launch other products and offerings, such as dockless e-bikes and e-scooters, by leveraging our existing network of Drivers and consumers and on-the-ground operations teams. As evidence of the power of our platform, Uber Eats grew to $             billion in Gross Bookings for the quarter ended December 31, 2018, just over three years following the launch of the Uber Eats app, which we believe makes our Uber Eats offering the largest meal delivery platform in the world outside of China. In addition, each new product or offering enables us to invest more efficiently because we share innovations and investments across our platform offerings. These synergies effectively lower our costs and allow us to invest in a scalable way that becomes increasingly efficient as we grow with each new product or offering.

Each platform offering also increases the value of our platform to platform users, enabling us to attract new platform users and to deepen engagement with existing platform users. Both of these dynamics grow our network scale and liquidity, which further increases the value of our platform to platform users. For example, Uber Eats attracts new consumers to our network – in the quarter ended December 31, 2018,     % of first-time Uber Eats consumers were new to our platform. Additionally, in the quarter ended December 31, 2018, consumers who used both Personal Mobility and Uber Eats had      Trips per month on average, compared to      Trips per month on average for consumers who used a single offering in cities where both Personal Mobility and Uber Eats are offered. Similarly, having multiple offerings increases our engagement with Drivers. For example, with Uber Eats, Ridesharing Drivers can access additional demand for trips during non-peak Ridesharing times to increase their utilization and earnings. We believe that these trends will continue as we further expand Uber Eats from more than 400 cities into the 690 cities where we already offer Personal Mobility.

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The strength of our leading platform is demonstrated by our performance:

•	There were 82 million MAPCs for the quarter ended September 30, 2018.

•	There were 1.3 billion Trips on our platform for the quarter ended September 30, 2018.

•	There were 3.5 million Drivers on our platform for the quarter ended September 30, 2018.

•	Drivers have earned over $68.9 billion on our platform since 2015, as well as $900 million in tips since we introduced in-app tipping for Drivers in July 2017, in each case through September 30, 2018.

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We had a     % Core Platform Contribution Margin in 2018. See the section titled “Summary Consolidated Financial and Operating Data—Note about Certain Key Metrics—Core Platform Contribution Margin” for additional information.

In 2017, Gross Bookings grew to $34.4 billion, up 79% from $19.2 billion in 2016. Over the same period, revenue reached $7.9 billion, up 106% from $3.8 billion the prior year. Core Platform Adjusted Net Revenue was $7.2 billion in 2017, up 123% from $3.2 billion in 2016. Net loss was $4.0 billion in 2017 and $370 million in 2016. Adjusted EBITDA was $(2.6) billion in 2017 and $(2.5) billion in 2016. See the section titled “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure” for additional information and a reconciliation of net loss to Adjusted EBITDA.

How We Approach the Future

We are on a new path forward with the hiring of our Chief Executive Officer Dara Khosrowshahi in September 2017 following many challenges regarding our culture, workplace practices, and reputation. In addition to hiring our Chief Executive Officer, we have revamped our senior executive team, hiring respected leaders with extensive public and private sector experience, including our Chief Financial Officer Nelson Chai, Chief Operating Officer Barney Harford, Chief Legal Officer Tony West, Chief People Officer Nikki Krishnamurthy, Chief Diversity and Inclusion Officer Bo Young Lee, Chief Trust and Security Officer Matt Olsen, and Chief Compliance and Ethics Officer Scott Schools. Our leadership team has sought to reform our culture fundamentally by improving our governance structure, strengthening our compliance program, creating and embracing new cultural norms, committing to diversity and inclusion, and rebuilding our relationships with employees, Drivers, consumers, cities, and regulators.

We have significantly improved our governance structure and are adopting policies that are similar to those adopted by leading Fortune 500 companies, and we believe these governance improvements will benefit our performance. We built a seasoned, qualified board of directors with the addition of new independent directors in 2017 and 2018, including Ursula Burns, Wan Ling Martello, Ronald Sugar, and John Thain. We divided the roles of Chairperson and Chief Executive Officer and appointed Dr. Sugar as independent Chairperson. We replaced our supervoting structure with a one-share, one-vote structure. We believe that these continuing governance changes will help us to scale our business responsibly, effectively manage risk, and act with integrity and accountability to all stakeholders. We believe that going public will further enhance our transparency with shareholders, regulators, and government officials.

We are committed to building a best-in-class compliance program. We have made tremendous progress in creating a program that is designed to prevent and detect violations of corporate policy, law, and regulations. We continue to enhance our compliance and ethics program by conducting top-down risk assessments and developing policies and practices customized for our growing and evolving global business.

We place diversity and inclusion at the core of everything we do. We strive to create a workplace that is inclusive of everyone, where every person can be authentic, and where that authenticity is celebrated as a strength. In pursuit of that goal, our senior leadership team sponsors and provides resources to our employee resource groups (“ERGs”), which are created and operated by our employees, and which are constantly working to further build and improve our culture.

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We embrace the future with optimism, and we work towards our mission based on eight cultural norms. Our team came together to write these norms from the ground up to reflect who we are and where we are going.

•	We do the right thing. Period.

•	We build globally, we live locally. We harness the power and scale of our global operations to deeply connect with the cities, communities, drivers, and riders that we serve every day.

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We are customer obsessed. We work tirelessly to earn our customers’ trust and business by solving their problems, maximizing their earnings, or lowering their costs. We surprise and delight them. We make short-term sacrifices for a lifetime of loyalty.

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We celebrate differences. We stand apart from the average. We ensure people of diverse backgrounds feel welcome. We encourage different opinions and approaches to be heard, and then we come together and build.

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We act like owners. We seek out problems, and we solve them. We help each other and those who matter to us. We have a bias for action and accountability. We finish what we start, and we build Uber to last. And when we make mistakes, we’ll own up to them.

•	We persevere. We believe in the power of grit. We don’t seek the easy path. We look for the toughest challenges, and we push. Our collective resilience is our secret weapon.

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We value ideas over hierarchy. We believe that the best ideas can come from anywhere, both inside and outside our company. Our job is to seek out those ideas, to shape and improve them through candid debate, and to take them from concept to action.

•	We make big bold bets. Sometimes we fail, but failure makes us smarter. We get back up, we make the next bet, and we go!

We are committed to using a proactive and collaborative approach with regulators. As a result, we are rebuilding and strengthening our relationships with regulators around the world and engaging in an ongoing, constructive dialogue. For example, in Berlin and Munich, we have actively worked with regulators to introduce eco-friendly products, such as dockless e-bikes and our all-electric vehicle product, Uber Green, to help those cities decrease air pollution, reduce urban congestion, and increase access to clean transportation options. Additionally, in 2018, we partnered with officials in the province of Mendoza, Argentina to design the country’s first ridesharing regulations. We believe that this long-term collaborative approach will enable us to drive positive legislative change and allow people all over the globe to benefit from modern and efficient transportation options.

We strengthened our commitment to Drivers as part of our new path forward. In June 2017, we launched our Driver-focused “180 Days of Change” campaign, during which we created 38 new features and improvements for Drivers, crafted specifically to address their feedback. These improvements, which include tipping, two-minute cancellation times, Driver destinations, 24/7 phone support, long-trip notifications, and live rider locations, were initially launched in the United States and we are continuing to roll these improvements out globally. We have created an “Early Tester Program” for Drivers to try features and updates before they are widely available, and we continue to prioritize and promote good Driver relations. In November 2018, we introduced a Driver rewards program, Uber Pro, in beta mode in eight cities in the United States. We expect Uber Pro to provide Drivers with the opportunity to increase their earnings, receive discounts on vehicle maintenance and gas, and receive full tuition reimbursement to complete courses toward an undergraduate degree or a non-degree certificate through Arizona State University Online.

It is a new day at Uber.

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Our Platform

Massive Network

We have a massive, efficient, and intelligent network consisting of tens of millions of Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters, as well as underlying data, technology, and shared infrastructure. Our network becomes smarter with every trip. In over 700 cities around the world, our network powers movement at the touch of a button for millions, and we hope eventually billions, of people. We have massive network scale and liquidity, with 1.3 billion Trips and an average wait time of four minutes for a rider to be picked up by a Driver in the quarter ended September 30, 2018. Every node we add to our network increases liquidity, and we intend to continue to add more Drivers, consumers, restaurants, shippers, carriers, and dockless e-bikes and e-scooters. We also hope to add autonomous vehicles, delivery drones, and vertical takeoff and landing vehicles to our network, along with other future innovations.

Our strategy is to create the largest network in each market so that we can have the greatest liquidity network effect, which we believe leads to a margin advantage.

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Starting with supply to create a liquidity network effect. When we launch our Ridesharing products in a new city, we start by onboarding Drivers and creating awareness among consumers. As we grow the number of Drivers, our market coverage improves, bringing down average wait times, which attracts more consumers. More consumers results in an increased volume of trips and higher Driver utilization, which attracts more Drivers and enables us to reduce fares for consumers, in some cases, through the effects of dynamic pricing. This virtuous cycle benefits us as our strategy is to create the largest network liquidity benefit in the ridesharing category in a particular market. We experience this virtuous cycle in many of our other offerings. With Uber Eats, for example, as we add couriers, restaurants, and consumers to our platform, the experience for each improves. We also experience liquidity benefits across offerings at the platform level as we are able to offer multiple services to consumers. For example, Drivers offering Ridesharing services on our platform are able to deliver food as we launch Uber Eats in a new market, or at peak meal delivery times in an established market.

Liquidity Network Effect

More Drivers Driver Supply More Rides Per Hour and Higher Earnings For Drivers More Riders Lower Wait Times And Fares More Liquidity

We seek to benefit from a liquidity network effect in all cities in which we operate. We believe this liquidity network effect helps us increase our market share over time, as it makes our Ridesharing products more convenient and cost-competitive versus other forms of transportation, such as personal vehicle usage and ownership. We believe this liquidity network effect is more pronounced in large

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metropolitan areas and for shorter distance trips, although it also exists in less densely populated markets. As we grow, we expect to penetrate more of the market as the impact from our liquidity network effect increases. Because of our liquidity network effect, we have been able to introduce products such as UberPOOL and Uber Bus, which increase the density, geographic coverage, and efficiency of Drivers, and allow us to offer lower wait times and fares. Through lower wait times and fares, we believe that we are able to meaningfully expand our overall market opportunity.

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Increasing scale, creating category leadership and a margin advantage. When we enter a new city or launch a new Ridesharing product in a city, we aim to reach efficient scale and liquidity rapidly to attract consumers to use our platform as an alternative to personal vehicle ownership and usage or public transportation and to achieve leadership in the ridesharing category. We can choose to use incentives, such as promotions for Drivers and consumers, to attract platform users on both sides of our network, which can result in a negative margin until we reach sufficient scale to reduce incentives. Even after we reach efficient scale in a given market, we may need to continue to use incentives to compete. In certain markets, other operators may use incentives, and we will generally choose to match these incentives, even if it results in a negative margin, to compete effectively and grow our business. Based upon our experience to date, we believe that the operator with the largest network in a given market will often have the highest margin as a result of having the largest liquidity network effect, as well as the benefit of operating leverage.

Consumers choose to use our Ridesharing products based primarily upon a combination of wait time, quality of service, safety, app functionality, brand recognition, support, convenience, and price. Drivers choose to drive on our network based primarily upon a combination of earnings potential, app functionality and convenience, service, safety, brand recognition, rewards programs, and support. Price and Driver earnings, including incentives, have an impact on consumers’ and Drivers’ choices of which network to choose when selecting between our Ridesharing products and a ridesharing product of a competitor.

To the extent that competing ridesharing category participants choose to shift their strategy towards shorter-term profitability by reducing their incentives or employing other means of increasing their take rate, we believe that we would not be required to invest as heavily in incentives given the impact of price and Driver earnings on consumer and Driver behavior, respectively. While we believe that most successful businesses attempt to improve their profitability over time, we cannot predict whether or when other ridesharing category participants will focus on improving their profitability and whether they will reduce incentives as a means of doing so. Ridesharing category participants that offer incentives to consumers and Drivers in the regions in which we operate include Lyft in the United States, OLA in India and Australia, Careem in the Middle East and Africa, and Didi in Latin America. The ability of these and other participants to raise additional capital in the future to invest in growth, including by providing incentives, is unknown, and any adverse impact on their ability to do so may force certain of these ridesharing participants to focus more on profitability in the nearer term. In addition to competing against ridesharing category participants, we also expect to continue to use Driver and consumer incentives to grow our business relative to lower-priced alternatives, such as personal vehicle ownership, and to maintain balance between Driver supply and consumer demand. While we intend to continue to increase our scale, with a view that scale will improve margins, our offerings exist in categories with relatively low barriers to entry and low switching costs. Increased competition may prevent us from improving our margins over time or achieving profitability.

Leading Technology

Our technology manages dynamic, real-world interactions every second of every day. We have built proprietary marketplace, routing, and payments technologies.

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Marketplace technologies. Our goal is to create marketplaces where our tens of millions of platform users can thrive. Our marketplace technologies comprise the real-time algorithmic decision engine that

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matches supply and demand for our Personal Mobility, Uber Eats, and Uber Freight offerings. Across all of our offerings, we employ an approach to marketplace design that focuses on expanding access, delivering reliability, providing choice and transparency, and aligning needs across platform users. Marketplace technologies are the core of our deep technology advantage and include demand prediction, matching and dispatching, and pricing technologies.

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Demand prediction. Our proprietary demand prediction engine uses data to predict when and where peak ride and meal order volume will occur, allowing us to manage supply and demand in a city efficiently. We use a combination of data visualization, artificial intelligence and machine learning, and other technologies to observe historical trends and match them with current usage patterns to conduct both long-form and real-time prediction. This engine allows us to dynamically communicate areas of high demand to Drivers. In the Driver app, our demand prediction engine produces a mapping of hyper-local zones, which are typically a few city blocks wide, that alert Drivers to real-time pools of concentrated demand. Each zone has its own pricing characteristics based on Driver supply, consumer demand, and other factors. This system, developed in-house and open-sourced, helps ensure that every price change is accurate and effective. This technology helps lower rider wait times and increases availability and reliability for riders by smoothing and matching the supply and demand curves.

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Matching and dispatching. Our proprietary matching and dispatching algorithms generate more than 30 million match pair predictions per minute. In each instance, our algorithms review and consider several variables, including distance, time, traffic, meal preparation time, and other real-world dynamics such as weather or local events. We use a combination of tree-based models, ensembling techniques, and match optimization methods to maximize both consumer and Driver satisfaction. We have continued to improve our algorithms over time. For example, our innovation to schedule back-to-back trips, proactively matching a Driver on a current trip with a next request, has increased Driver productivity.

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Pricing. Our technology sets product pricing in real-time at a local level. In areas and times of high demand, we deploy dynamic pricing to help restore balance between Driver supply and consumer demand. Dynamic pricing helps to balance demand during our busiest times so that a reliable ride is always within reach. Dynamic pricing changes are driven algorithmically when wait times are increasing dramatically, and unfulfilled requests start to rise. For example, dynamic pricing is most common during peak times such as rush hours, on Friday and Saturday nights, on certain holidays, such as Halloween and New Year’s Eve, and during particularly large events, such as sporting events or concerts. Dynamic pricing is automatically activated by our algorithms that detect shifts in consumer demand and Driver supply, in real time, all over a city. Because consumer demand and Driver supply change constantly, prices update every few minutes. In certain markets, our pricing technology also decouples consumer and Driver pricing, meaning that the consumer pays an upfront price, which is calculated based on the estimated trip time and distance from origin to destination as well as demand patterns for that route at that time, while the Driver earns an amount that is based off their time and distance traveled. Through upfront pricing, consumers are shown the price they will pay at the end of the ride before it begins.

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Routing technologies. We use advanced routing algorithms to build a carefully optimized system capable of handling hundreds of thousands of ETA requests per second. Our rider destination model uses machine learning techniques to forecast where riders want to go and to determine the optimal route to get there, depending on time, location, traffic conditions, and local events. Our rider destination model also factors in many real-world variables. For example, to avoid a traffic jam or a red light, our model may suggest that riders walk a block to their final destination to save time. With Express POOL, our routing technology matches riders headed in the same direction at the same time and optimizes for the nearest pickup location for riders to walk, lowering wait times and distance traveled. Better matching means more riders share the cost of a trip and everyone pays a lower price, while Drivers get more direct routes, more demand, and more convenient pickups.

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Payments technologies. We have developed a robust payments infrastructure that includes flexible, secure, and trusted payment options. Because we integrated payments into our technology stack, we can continuously innovate to meet the needs of platform users. Our payments infrastructure is enhanced by an ecosystem of payment partners and integrations that deliver a consistent experience across all of our products and geographies. We offer Drivers the choice between being paid on a weekly basis or immediately through Instant Pay, a feature that enables Drivers to cash out their earnings up to five times per day in certain markets. We introduced a unique form of payment for consumers, Uber Cash, in September 2018. Uber Cash is a closed-loop reloadable digital wallet that allows consumers to add funds upfront, store credits and rewards, and use funds for Personal Mobility rides and Uber Eats deliveries. We offer consumers the ability to upload, save, and select between multiple payment options for each ride or order, including credit cards, debit cards, Uber Cash, Venmo, or, in select markets, cash.

Operational Excellence

Our on-the-ground operations teams use their extensive market-specific knowledge to rapidly launch and scale products, support Drivers, consumers, and restaurants, and build and enhance relationships with cities and regulators.

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Local presence, global knowledge. We have local operations teams in the majority of our markets. These on-the-ground teams enable us to better understand and contribute to the local communities that we serve. Our local teams allow us to gather in-person user feedback and to maintain operational excellence when launching and scaling new products. For example, unlike many other companies that offer bike and scooter trips, we already have on-the-ground operations teams across the 63 countries where we operate. As we expand dockless e-bikes and e-scooters into new cities, we can leverage our local operations teams to more efficiently launch in a given market. We operationalize the experience and learnings from our local teams into playbooks, which all of our other teams can leverage and benchmark against as they launch and scale products and offerings in their cities.

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Platform user support. We are committed to providing reliable, on-the-ground support for Drivers and consumers, including 24/7 phone support in the United States and certain other markets for Drivers and in-app support for consumers. We have over 500 Greenlight Hubs worldwide where Drivers can receive in-person help with navigating the onboarding process, ensuring vehicle readiness and compliance, and identifying local resources. Our operations teams also partner with local officials to develop initiatives and programs to benefit platform users and cities, such as participating in the #EconomicOpportunity month in Washington, D.C., in April 2018.

Product Expertise

Our products are built with the expertise that allows us to set the standard for powering movement on-demand, provide platform users with a contextual, intuitive interface, continually evolve features and functionality, and deliver safety and trust.

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On-demand experience. We design mobile-native products that have defined the on-demand experience to power movement. When users open one of our products or offerings, they are doing so with a purpose: to go somewhere, to get a meal, to book a shipment, or to earn money. We strive to build products that deliver each of those experiences in an easy-to-use, fast, frictionless, reliable way for platform users.

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Contextual, intuitive interface. We aim to provide products that are consistent and easy-to-use for all platform users. We combine a sleek and seamless user interface with our artificial intelligence and machine learning capabilities to create a sophisticated yet user-friendly experience. For each of our products and offerings, we focus on in-context design to best meet our platform users’ needs.

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Continuous, iterative feature and function development. By leveraging our network scale, we rapidly introduce and iterate new products and features in multiple markets across the globe. We are constantly prototyping, experimenting, launching, and refining our products to deliver the best experience to tens of millions of platform users. We conduct staged rollouts when testing new products and features, often initially deploying to a small portion of platform users, such as a single neighborhood or city district, to gather feedback, monitor performance, and course correct as necessary. The size of our network enables us to introduce new features and observe performance at a speed, efficiency, and scale that we believe our competitors cannot match. We then gradually scale these products and features to reach additional platform users, while continuously optimizing performance throughout. This approach enabled us to develop and launch several of our key products and offerings, including Express POOL, which represents the further evolution of UberPOOL.

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Safety and trust. We design our products to include robust safety tools for all platform users. For example, in 2018, we launched our Safety Toolkit, which allows both Drivers and consumers to access a menu of safety features directly from the home screen of our app. Where available, the Safety Toolkit provides platform users the ability to share real-time trip information with trusted contacts and to contact emergency services from within our app using a one-touch button. We have a two-way ratings system that enables both Drivers and consumers to rate each other, which increases accountability on our platform.

Opportunities for Platform Constituents

We believe that we are the leading platform for powering movement, which enables us to provide new opportunities to the wide array of constituents that we serve, including consumers, partners, and cities.

Opportunities for Consumers

Personal Mobility

Across all of our Personal Mobility products and offerings, we strive to create an experience that is safe, reliable, affordable, and convenient.

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Safety. Our goal is to make riding in an Uber a safe transportation option in any city. From pick up to arrival, we strive to enable a safe experience for riders by providing transparency, real-time tracking, feedback, and rapid incident response systems. When we match a rider with a Driver, the rider sees the Driver’s name, license plate number, photo, and rating before entering the car. Once riders begin their trips, our Safety Toolkit, which is available on the home screen of our app in many cities, enables riders to share estimated times of arrival and routes with friends and family or, where available, to contact emergency response services with the tap of a button. After every trip, riders can rate Drivers and provide anonymous feedback about the ride. We receive all rider feedback and are committed to rapidly responding to any reported safety incidents with trained teams available 24 hours a day.

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Reliability. We aim to be reliable enough that consumers will not need to plan transportation ahead of time. The continuous increases in the quantity and improvements in the quality of our data improves the power of our algorithms to predict Driver arrival and ride time. We minimize Driver arrival time with innovations such as forward dispatch, which matches riders to Drivers completing a trip nearby. The average wait time for a rider to be picked up was four minutes for the quarter ended September 30, 2018.

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Affordability. We believe that everyone deserves access to on-demand transportation at a price that meets their budget. We lower fares as we scale in a city, bringing a larger number of riders to our platform. For example, in the quarter ended September 30, 2018 the average fare for a Ridesharing trip was under $9. As we add more modes of transportation onto our platform, including dockless e-bikes and e-scooters, we provide additional low-cost options for shorter trips and new use cases. The fare for

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a New Mobility trip in the quarter ended September 30, 2018 started as low as $1 per trip in certain cities. We plan to introduce multi-modal trips, a combination of our Ridesharing products, our New Mobility products, or public transportation, to create an optimal route for a consumer that can be more affordable than routes that do not incorporate public transportation. In November 2018, we introduced Uber Rewards, which further discounts fares for the most frequent consumers of our offerings.

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Convenience. We remain committed to providing a convenient, frictionless experience for consumers. We introduced the convenience of on-demand transportation—tap a button, get a ride—which allowed us to rapidly attract new consumers. We were forward thinking in developing cashless transactions, which enables riders to pay using flexible payment options stored on their mobile device. We continue to find new ways to make the Ridesharing experience seamless for riders.

Uber Eats

Uber Eats provides consumers with an easy-to-use, intuitive, and personalized app to search for and discover local restaurants, order a meal at the touch of a button, and have it delivered reliably and quickly. We believe that Uber Eats provides consumers with a significantly differentiated experience:

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Fast delivery time. We believe that minimizing delivery time is valuable to consumers ordering food. We leverage Drivers, our operational excellence, and our in-market knowledge to reduce the delivery time for each order.

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Selection. We allow consumers to instantly access and browse menus from 170,000 restaurants in more than 400 cities globally. Restaurants can sign up to work with Uber Eats on a self-service basis. Unlike most competitors in the meal delivery space, we currently partner directly with substantially all restaurants on our platform, allowing us to directly integrate and update a restaurant’s menu on our app in real-time. With each order, we gather information that improves our ability to provide personalized recommendations to consumers based on personal order history, restaurant popularity, and frequently ordered menu items. This algorithmic recommendation engine enables consumers to easily access old favorites and discover new restaurants.

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Convenience. Uber Eats extends our on-demand product to meal delivery: tap a button and get a meal. We strive to provide a delivery experience that is frictionless, personalized, and easy. We enable a seamless re-ordering process by storing previous orders, preferences, and payment information.

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Transparency. We provide tools for consumers to manage their order in real-time. Prior to ordering, consumers see the all-in order price as they select different items and provide special instructions to the restaurant. Consumers can directly contact their Driver once the meal is picked up and track an order’s progress on a map in real-time. Additionally, we send consumers text messages to notify them when their order has been received and picked up and is approaching their drop-off destination, using features and functionality originally developed for our Personal Mobility products.

Benefits Arising from Platform Synergies

As we increase the number of cities in which we offer both Personal Mobility and Uber Eats, we believe that consumers will increasingly benefit from the unique synergies that our platform generates. For example, we believe that consumers in cities with both offerings have a larger, more efficiently utilized pool of Drivers, which benefits consumers by lowering average rider wait times and increasing delivery speed relative to consumers in cities with a single offering. In January 2019, we launched a consumer rewards program in the United States aimed at increasing usage of our platform. Currently, as part of this program, we reward consumer loyalty with benefits such as Uber Cash that can be spent on Personal Mobility trips or Uber Eats meals, more flexible cancellation times, reduced prices between a consumer’s favorite places on UberX, and priority pickup at airports. We believe our rewards programs will further increase consumer usage of both our Uber Eats and Personal Mobility offerings.

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Opportunities for Partners

We serve a number of partners on our platform. We succeed when our partners succeed.

Drivers

We believe that we are fueling the future of independent work by providing Drivers with a reliable and flexible earnings opportunity. Just as our platform increases the utilization of cars on our network, we believe that we are unlocking previously underutilized capacity in the workforce. We recognize that Drivers are the face of Uber to consumers and we are committed to listening to Driver feedback to improve their experience on our platform. We provide the following opportunities to Drivers:

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Compelling earnings potential. We believe that our platform allows Drivers to be their own boss and increase their earnings potential. Drivers have earned over $68.9 billion on our platform since 2015, as well as $900 million in tips since we introduced in-app tipping in July 2017, through September 30, 2018. Drivers can earn money through our Ridesharing products, Uber Eats offering, or both, depending on their preferences. We provide Drivers with resources to help manage their productivity and earnings. Typically, at the end of each week, we send the cumulative earnings to each Driver’s bank account. In many cities in the United States, we offer Instant Pay to Drivers, which allows Drivers to receive their earnings up to five times a day.

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Predictable, flexible work. We provide Drivers access to predictable, on-demand scheduling. According to the Federal Reserve’s Report on the Economic Well-Being of U.S. Households in 2017, 16% of all U.S. workers have irregular schedules that vary based on their employers’ needs, including one-third of workers in the retail, wholesale, and food services industries. Additionally, among workers whose employers vary their schedules, 36% report receiving their hours one day or less in advance. Given these dynamics, the Federal Reserve states that “predictable part-time schedules may even support greater labor force engagement, since the predictability would allow workers to seek additional employment and supplement their income.” Our platform delivers this predictability to Drivers every hour of every day, allowing them to sign onto and off our platform at their own discretion and on their own time. We also provide innovative features to give Drivers more control and predictability when driving on our platform. For example, with our Set a Destination feature, Drivers can enter a destination and our platform will give them priority for rides in that direction, providing Drivers more control and more opportunities to earn fares such as on their way home at the end of a day or evening.

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Safe and positive driving experience. We provide a wide range of features on our platform that are designed to improve Driver satisfaction. For example, we offer a robust feedback system that allows Drivers to review consumers on a scale of one to five stars following each trip. In certain instances, consumers who violate our terms of service may be prevented from using our platform in the future. This enables Drivers to feel confident and safe when engaging with consumers on our platform. We aim to make driving on our platform attractive relative to similar earnings options, such as retail, wholesale, and food services. We prioritize features that enable consumers to show appreciation and respect for Drivers. We also allow consumers to give Drivers compliments during and after each Trip, selecting from among 10 preset badges.

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24/7 support. We provide reliable support and benefits for Drivers. Where available, our Greenlight Hubs enable Drivers to receive in-person help with navigating the onboarding process, ensuring vehicle readiness and compliance, and identifying local resources. In addition, we provide 24/7 phone support for Drivers and in-app support for consumers in the United States and certain other jurisdictions. We provide Drivers with access to exclusive promotions through our numerous partnerships. For example, in Europe, we have partnered with AXA for Drivers to obtain accident, injury, illness, and maternity and paternity benefits. We partner with national chains in the United States such as AutoZone and Jiffy Lube for Drivers to obtain discounted vehicle maintenance and servicing.

•	Driver rewards program. We recently introduced a Driver rewards program, Uber Pro, in beta mode in eight cities in the United States. We expect Uber Pro to provide Drivers with the opportunity to

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increase their earnings, receive discounts on vehicle maintenance and gas, and receive full tuition reimbursement to complete courses toward an undergraduate degree or a non-degree certificate through Arizona State University Online.

Restaurants

Uber Eats provides restaurants with an instant mobile presence and efficient delivery capability, which we believe generates incremental demand and increases margins by allowing restaurants to serve more consumers without increasing their front-of-house expenses. We currently partner directly with substantially all of the restaurants on our platform, from global chains, such as McDonald’s, Subway, and Popeyes, to local restaurants. Restaurants can sign up to work with Uber Eats on a self-service basis. We provide all of our partners the ability to market directly to consumers in our app through personalized, sponsored advertisements such as “Recommended Dishes.” Our mobile app removes friction from the ordering process by storing consumer order history and payment information. Facilitated by our acquisition of orderTalk, we also integrate directly with many restaurants’ point-of-sale systems to help them analyze orders and predict demand.

Shippers and Carriers

Uber Freight empowers shippers and carriers to run their businesses more efficiently by accelerating the process of getting quotes, tendering and booking shipments, and facilitating payments. We enable shippers, including over 100 enterprise shippers, to create and tender shipments with a few clicks, streamline document management, and track shipments in real-time from pickup to delivery. Through our intuitive mobile app, carriers can accept a shipment with the touch of a button, set their trucks in motion seamlessly, access transparent real-time pricing, minimize empty miles, and receive payment within seven days of delivery.

Opportunities for Cities

We celebrate cities, and we are committed to complementing city infrastructure and collaborating with local leaders and communities to provide opportunities for cities to thrive.

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Growing the economic opportunity of cities that we serve. Our aim is to increase the economic activity of cities in which we operate. Unlike many technology businesses, the economic benefits of our platform stay in the areas where Drivers live, further creating economic opportunity for all parts of a city. According to a 2017 study conducted by the Economic Development Research Group in partnership with us, our platform supported $17.0 billion in annualized gross domestic product in the United States, measured as the sum of the income generated directly by Ridesharing Drivers on our platform and indirectly from Drivers spending their earnings from Ridesharing, according to data collected between June and August 2017.

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Increased safety. We are continuously developing new technology tools that aim to improve safety in cities. We record the location of every ride in real time, and our team can rapidly respond to safety incidents that are reported to us. We can help cities reduce instances of driving under the influence of alcohol and drugs by providing people with quick and effective on-demand transportation as an alternative to driving. The U.S. Centers for Disease Control and Prevention reports that 28% of all traffic-related deaths in the United States were due to alcohol-impaired driving crashes in 2016. A Temple University study has shown that our entry into certain markets was followed by a drop in alcohol-related fatalities from motor vehicle crashes. Similarly, a study that we conducted in partnership with Mothers Against Drunk Driving indicated a relationship between our Ridesharing penetration in cities and a decrease in alcohol-related automobile accidents involving people under thirty. We also build relationships with local officials and law enforcement to promote safe cities. For example, we have published procedures to enable law enforcement to access trip data and other information that may be critical for solving criminal cases quickly and securely through our Uber Law Enforcement Portal.

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More transportation options. We extend and complement existing city infrastructure without requiring cities to invest in expensive and time-consuming public works projects. This enables us to provide reliable options in areas of cities where access to transportation was previously difficult. We are also exploring ways to incorporate public transportation into our platform. For example, we recently created a public-transit ticketing partnership with Masabi, which will enable riders in certain markets to book, store, and use public transit tickets through our app. We also recently integrated public transportation directly into our app on a test basis. These innovations allow us to better facilitate movement across cities by offering multiple modes of transportation, such as buses, subways, bikes, scooters, or vehicles, within a single trip.

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Smarter, more efficient cities. We provide valuable data to cities that facilitate new insights and help improve city infrastructure. We introduced Uber Movement in January 2017, a resource that uses our data to help urban planners, local leaders, and civic communities make informed decisions about their cities. We partnered with Cincinnati to create the Cincinnati Mobility Lab, a three-year partnership to study and design curb space and public transportation through collaboration with a transportation consulting firm and the region’s Metropolitan Planning Organization. We hope this serves as a model for others to improve local transportation. We believe that we can improve the way cities approach development. As we replace personal vehicle ownership and usage one use case at a time, we believe we will enable cities to transform parking lots into better-utilized spaces.

Our Autonomous Driving Strategy

We are investing in technology to power the next generation of transportation. Our Advanced Technologies Group (“ATG”) focuses on developing autonomous vehicle technologies, which we believe have the long-term potential to provide safer and more efficient rides and deliveries to consumers as well as lower prices. ATG was established in 2015 in Pittsburgh with 40 researchers from Carnegie Robotics and Carnegie Mellon University. ATG has primary engineering offices in Pittsburgh, San Francisco, and Toronto with over 1,000 employees. ATG has built over 250 self-driving vehicles, collected data from millions of autonomous vehicle testing miles, and completed tens of thousands of passenger trips. Along the way to a potential future autonomous vehicle world, we believe that there will be a long period of hybrid autonomy, in which autonomous vehicles will be deployed gradually against specific use cases while Drivers continue to serve most consumer demand. As we solve specific autonomous use cases, we will deploy autonomous vehicles against them. Such situations may include trips along a standard, well-mapped route in a predictable environment in good weather. In other situations, such as those that involve substantial traffic, complex routes, or unusual weather conditions, we will continue to rely on Drivers. Moreover, high-demand events, such as concerts or sporting events, will likely exceed the capacity of a highly utilized, fully autonomous vehicle fleet and require the dynamic addition of Drivers to the network in real time. Our on-the-ground operations teams will be critical to maintaining reliable supply for such high-demand events. Deciding which trip receives a vehicle driven by a Driver and which receives an autonomous vehicle, and deploying both in real time while maintaining liquidity in all situations, is a dynamic that we believe is imperative for the success of an autonomous vehicle future. Accordingly, we believe that we will be uniquely suited for this dynamic during the expected long hybrid period of co-existence of Drivers and autonomous vehicles. Drivers are therefore a critical and differentiating advantage for us and will continue to be our valued partners for the long-term. In addition, we believe that our on-the-ground operations teams, who have years of experience managing complex, real-world interactions, will also be a key differentiating advantage during the rollout of autonomous vehicle technologies.

We believe that we have three attractive options with various levels of integration incorporating autonomous vehicle technologies into our network, as demonstrated by our existing partnerships with original equipment manufacturers (“OEMs”):

•	Toyota. Announced in August 2018, we expect to integrate our autonomous vehicle technologies into purpose-built Toyota vehicles to be deployed on our network.

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•	Volvo. Announced in August 2016, we are working with Volvo to develop and build our own fleet of autonomous cars to be deployed on our network.

•	Daimler. Announced in January 2017, we expect to enable Daimler to introduce a fleet of their owned-and-operated autonomous vehicles onto our network.

We will continue to partner with OEMs and other technology companies to determine how to most effectively leverage our network during the transition to autonomous vehicle technologies.

Our Market Opportunity

We address a massive opportunity in powering movement from point A to point B. The scope of our bold mission, unparalleled size of our global network, and breadth of our platform offerings lead to a very large market opportunity for us. We view our market opportunity in terms of a total addressable market (“TAM”), which we believe that we can address over the long-term, and a serviceable addressable market (“SAM”), which we currently address. As of the quarter ended September 30, 2018, we had Ridesharing operations in 63 countries with an aggregate population of 4.1 billion people. For additional information regarding our estimates and calculations, see the section titled “Market, Industry, and Other Data.”

Personal Mobility

We address a wide variety of personal transportation use cases through our Personal Mobility offering, which includes our Ridesharing and New Mobility products. We calculate the size of our Personal Mobility TAM and SAM based upon our estimates of passenger miles that we address and our estimates of the cost per mile of these trips.

Our Personal Mobility TAM consists of 11.9 trillion miles per year, representing an estimated $5.7 trillion market opportunity in 175 countries. We include all passenger vehicle miles and all public transportation miles in all countries globally in our TAM, including those we have yet to enter, except for the 20 countries that we address through our ownership positions in our minority-owned affiliates, over which we have no operational control other than approval rights with respect to certain material corporate actions. These 20 countries represent an additional estimated market opportunity of approximately $0.5 trillion. We include trips greater than 30 miles because riders already take trips over 30 miles on our platform, and over time riders may increasingly use our Ridesharing products for trips greater than 30 miles as the prices for such trips, and ultimately the degree to which individuals acquire their own automobiles, declines.

We had Personal Mobility operations in 63 countries in the quarter ended September 30, 2018. Of these 63 countries, we have identified six as near-term priority countries: Argentina, Germany, Italy, Japan, South Korea, and Spain, where our ability to grow our Ridesharing operations to scale is currently and may continue to be limited by significant regulatory restrictions. Accordingly we exclude them from our current SAM. We continue to pursue growth and increase our penetration in the 57 countries that comprise our current SAM.

Our current Personal Mobility SAM consists of 3.9 trillion miles per year, representing an estimated $2.5 trillion market opportunity in 57 countries. We only include these 57 countries in our SAM as they are the countries where we operate today, other than the six countries identified below where we experience significant regulatory restrictions. We also include all miles traveled in passenger vehicles for trips under 30 miles in our SAM. We do not include miles from trips greater than 30 miles, as the vast majority of our trips are shorter than this distance. While we believe that a portion of our trips can be a substitute for public transportation, we exclude public transportation miles from our SAM given the price differential between the two modes of transportation. For more detailed assumptions on our TAM and SAM calculations, see “—Miles Traveled in Vehicles and on Public Transportation,” “—Miles Traveled in Vehicles for Trips Under 30 Miles,” and “—Cost per Mile.”

We plan to grow our current SAM by expanding further into our six near-term priority countries, Argentina, Germany, Italy, Japan, South Korea, and Spain, where our ability to grow our Ridesharing operations to scale is

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currently and may continue to be limited by significant regulatory restrictions. We already offer certain Personal Mobility products such as livery vehicles, taxi partnerships, and dockless e-bikes in several of these countries, and hope to grow our presence in these six countries in the near future to the extent regulatory restrictions are reduced. We are working with regulators in these six countries to modernize regulations governing our existing offerings, while we are continuing to provide products and offerings that have not been limited by existing regulations. For example, in Japan, where peer-to-peer ridesharing and for-hire vehicles are limited by regulations, we have partnered with local taxi companies that offer taxi services, in compliance with local regulations. Similarly, in Germany, we have focused on growth via partnerships with vehicle fleets and commercially licensed vehicles, and in Argentina, we worked with the province of Mendoza to introduce the country’s first ridesharing regulations. Estimating the timeline to implement regulations that permit our products and offerings, introduce new products that comply with existing regulations, or overcome other regulatory challenges, and thereby grow our operations in such countries, is inherently difficult, and therefore we do not have an estimated time frame on scaling our products and offerings in these countries. However, we consider these objectives to be near-term priorities given the size of the opportunities within these countries. For trips under 30 miles, we estimate that these six countries account for 0.8 trillion vehicle miles. We calculate the market opportunity of these 0.8 trillion vehicle miles to be $0.5 trillion. We refer to this opportunity, together with our current SAM, as our near-term SAM. Our near-term SAM consists of 4.7 trillion miles per year, representing an estimated $3.0 trillion market opportunity in 63 countries. We believe that we are just getting started: consumers only traveled 12.3 billion miles on our platform in 2017, implying a 0.3% penetration rate of our near-term SAM.

Beyond expanding further into our six near-term priority countries, we are planning to reduce the average cost per mile traveled on our platform. For example, we are investing in the development of autonomous vehicle technologies and our lower price products such as Uber Bus and Express POOL, as we expect that these innovations have the potential to deliver a paradigm shift in the cost structure of vehicle rides such that Personal Mobility products can ultimately replace personal vehicle ownership and usage.

TAM: 175 Countries All Passenger Vehicle and Public Transport Trips 11.9Tn Miles $5.7Tn Passenger Vehicle Trips: 7.5Tn Miles $4.7Tn Public Transport: 4.4Tn Miles $1.0Tn Near-Term SAM: 63 Countries Passenger Vehicle Trips<30 Miles 4.7Tn Miles $3.0Tn Current SAM: 57 Countries Passenger Vehicle Trips< 30 Miles 3.9Tn Miles $2.5Tn Uber Personal Mobility Near-Term SAM Miles Penetration: 0.3%

Miles Traveled in Vehicles and on Public Transportation

We estimate that our TAM comprised 11.9 trillion miles in 175 countries in 2017. As detailed in the table below, this estimate includes both vehicle miles and public transportation miles. Our TAM is based on 7.5 trillion vehicle miles. We derive the number of vehicle miles in our TAM by multiplying the number of passenger cars in each country, based on third-party data, by our country-level estimates of miles traveled per car, based on 2018 reports from the U.S. Federal Highway Administration and the International Road Federation (©IRF World Road Statistics). Our TAM also includes an estimated 4.4 trillion public transportation miles, based on data from

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2015 included in the OECD’s International Transport Forum Outlook from 2017. We include both the 7.5 trillion vehicle miles and 4.4 trillion public transportation miles to calculate our TAM of 11.9 trillion miles.

We estimate that the 57 countries in our current SAM represent 5.8 trillion vehicle miles, and the six countries that are near-term priorities represent an additional 1.2 trillion vehicle miles, resulting in 7.0 trillion total vehicle miles. However, because these miles include trips of all distances, we do not believe that all of these miles are currently in our SAM.

Estimated Vehicle and Public Transportation Miles Traveled

(Trillions, except number of cars and estimated miles per car)(1)

	Total Cars (in millions)	Estimated Miles per Car (in thousands)		SAM Miles			TAM Miles
				Current SAM	Near-Term Priority	Near-Term SAM
Number of Countries				57	6	63	175
Vehicle Miles:
United States and Canada	270	13.0		3.5	—	3.5	3.5
Latin America	94	4.5		0.3	0.0	0.4	0.4
Europe	271	7.1		1.1	0.7	1.8	1.9
India	30	7.1		0.2	—	0.2	0.2
Middle East and Africa	75	8.6		0.3	—	0.3	0.6
Australia/New Zealand	17	8.1		0.1	—	0.1	0.1
Japan/South Korea	79	5.2		—	0.4	0.4	0.4
Other Asia	14	12.8		0.1	—	0.1	0.2

Total Vehicle Miles	850	8.8	(2)	5.8	1.2	7.0	7.5

Public Transportation Miles				—	—	—	4.4

Total Miles				5.8	1.2	7.0	11.9

(1)	Vehicle miles based on 2017 data. Public transportation miles based on 2015 data. See the section titled “Market, Industry, and Other Data” for additional information.

(2)	Represents the weighted-average estimated miles per car across all countries in our Personal Mobility TAM.

Miles Traveled in Vehicles for Trips Under 30 Miles

We primarily address use cases that are fulfilled today by passenger cars for trips of under 30 miles, given the cost and range of vehicle options across our Ridesharing products. We have introduced New Mobility products to address trips of less than three miles. We believe that dockless e-bikes and e-scooters offer a convenient and cost-effective urban mode of transportation, especially in cities that suffer from substantial traffic during peak commuting hours. During these periods, we believe that these short-distance trips will generally take less time on a dockless e-bike or e-scooter than in a car. Consequently, we believe that dockless e-bikes and e-scooters could replace passenger cars for many trips under three miles.

We estimate that 68% of passenger vehicle miles are driven on trips that are under 30 miles, as illustrated in the table below, based on data from the U.S. Department of Transportation collected between April 2016 and May 2017. Based on historical usage patterns that we have observed on our platform, we believe that this distribution is representative of the distribution of trips globally. Therefore, based on this distribution, we estimate that our current SAM is 3.9 trillion miles, or 68%, of the 5.8 trillion vehicle miles traveled in the 57 countries in our current SAM.

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Share of Vehicle Trips and Miles by Trip Distance(1)

(Trillions, except estimated average trip length and percentages)

		Estimated Average Trip Length		SAM Miles
	% of Trips		% of Miles	Current SAM	Near-Term Priority	Near-Term SAM	TAM Miles
Under 3 Miles:
Less than 1 mile	21%	0.6	2%	0.1	0.0	0.1	0.1
1 mile – 2 miles	14%	1.5	3%	0.1	0.0	0.2	0.2
2 miles – 3 miles	11%	2.5	3%	0.2	0.0	0.2	0.2

Total Under 3 miles	46%	1.3	8%	0.4	0.1	0.5	0.6

Between 3 to 30 miles:
3 miles – 10 miles	32%	5.9	23%	1.3	0.3	1.6	1.7
10 miles – 20 miles	13%	14.3	23%	1.3	0.3	1.6	1.7
20 miles – 30 miles	5%	25.0	14%	0.8	0.2	1.0	1.1

Total Between 3 to 30 miles	49%	9.9	61%	3.5	0.7	4.2	4.5

Total Under 30 Miles	95%	5.8	68%	3.9	0.8	4.7	5.1

Over 30 Miles	5%	50.0	32%				2.4

Total	100%		100%	3.9	0.8	4.7	7.5

(1)	For additional information about our estimates and calculations, see the section titled “Market, Industry, and Other Data.”

Cost per Mile

We calculate the dollar value of our TAM and SAM based on country-level estimates of cost per mile for vehicle ownership and the cost per mile spent on public transportation. We use the cost per mile for vehicle ownership to calculate the value of trips that are greater than three miles, and we use the cost per mile of public transportation to calculate the value of trips for public transportation miles. For trips less than three miles, we use the weighted-average cost per mile of personal vehicle ownership and the cost per mile of public transportation.

The American Automobile Association estimates the average cost of owning and operating an automobile in the United States in 2018 at 75 cents per mile. Outside of the United States, we estimate the cost per mile of a passenger car by multiplying the United States cost per mile by a given country’s purchasing power parity relative to that of the United States’ purchasing power, which we refer to as the PPP multiplier (“PPP x” in the table below). This calculation leads to a global weighted-average cost per mile of 64 cents for countries in our TAM. Given a different geographic mix in our current SAM, we estimate that the 57 countries in our current SAM have a weighted-average cost per mile of 66 cents.

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American Automobile Association Per-Mile Cost of Operating an Automobile in the United States in 2018 Total: 75¢
Maintenance 8¢ 11% Depreciation 29¢ 39% Fuel 11¢ 14% Full coverage insurance 12¢ 16% Finance charge 7¢ 10% License, registration, taxes 7¢ 10%

Estimated Global Per-Mile

Cost of Operating an Automobile

	Current SAM		TAM
	PPP x	Cost	PPP x	Cost
United States and Canada	99%	75¢	99%	75¢
Latin America	57%	43¢	58%	44¢
Europe	84%	64¢	84%	63¢
India	27%	21¢	27%	21¢
Middle East and Africa	46%	35¢	43%	33¢
Australia/New Zealand	110%	83¢	110%	83¢
Japan/South Korea	—	—	87%	65¢
Other Asia	46%	35¢	48%	36¢
Weighted-Average	87%	66¢	84%	64¢

We estimate the cost of a public transportation mile based on data from the American Public Transportation Association, which reported that Americans spent $15.9 billion on public transportation in 2015 to travel 58.6 billion passenger miles, for a per-mile cost of 27 cents. There is limited market data for public transportation miles by country, and we believe that a reasonable proxy for public transportation miles by country is the distribution of vehicle miles. We use a cost per vehicle miles PPP multiplier for our TAM and SAM to calculate the estimated cost per public transportation mile outside of the United States. This results in an estimated average cost per mile of 23 cents for countries in our TAM.

Based on these data and estimates, we estimate our TAM to be $5.7 trillion, which includes $4.7 trillion from vehicles and $1.0 trillion from public transportation. We estimate our current SAM as $2.5 trillion and our near-term SAM as $3.0 trillion.

Calculation of TAM and SAM

(Trillions, except cost per mile)

	SAM
	Current SAM	Near-Term Priority	Near-Term SAM	TAM
Miles for Trips <3 Miles	0.4	0.1	0.5	0.6
Cost per Mile	$0.50	$0.49	$0.50	$0.48

Total	$0.2	$0.0	$0.2	$0.3
Miles for 3 to 30 Vehicle Mile Trips	3.5	0.7	4.2	4.5
Cost per Mile	$0.66	$0.64	$0.65	$0.64

Total	$2.3	$0.5	$2.8	$2.9
Miles for Trips >30 Vehicle Miles	—	—	—	2.4
Cost per Mile	—	—	—	$0.64

Total	—	—	—	$1.5
Public Transport Miles	—	—	—	4.4
Cost per Mile	—	—	—	$0.23

Total	—	—	—	$1.0
Total Value	$2.5	$0.5	$3.0	$5.7

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Population Served

The 57 countries in our current SAM have an aggregate population of 3.7 billion people, and we plan to continue to expand our SAM. Regulations currently limit our ability to offer scaled Ridesharing products in Argentina, Germany, Italy, Japan, South Korea, and Spain, which have a total population of over 400 million people and represent 71% of the estimated trips under 30 miles that we do not address today, excluding the 20 countries in which we participate through our minority-owned affiliates. We exclude these six countries from our current SAM, though we believe that as we continue to engage with regulators, we can begin to introduce Personal Mobility operations in these countries, growing our SAM to 63 countries. Within these countries in our near-term SAM, the 82 million MAPCs on our platform represent a penetration rate of 2% of the 4.1 billion people who reside in those countries.

Estimated 2018 Population Served (Millions)

	Current SAM: 57 Countries	Near-Term SAM: 63 Countries
United States and Canada	365	365
Latin America	509	554
Europe	344	545
India	1,334	1,334
Middle East and Africa	668	668
Australia/New Zealand	30	30
Japan/South Korea	—	178
Other Asia	419	419

Total	3,669	4,094

We believe that we will serve more of the population as our Personal Mobility offering replaces personal vehicle ownership and usage one use case at a time. In particular, we believe many millennials in markets we serve choose not to get a driver’s license, or choose to delay or choose not to buy a car, and instead opt to use our Personal Mobility offering. As of 2015, only 72% of high school seniors had a driver’s license, and according to a 2013 American Automobile Association survey, 39% of teenagers cited a delay in obtaining a driver’s license because they could get around without driving. Further, as more of the population moves to urban centers, we believe that consumers will continue to increase their usage of personal mobility services; the United Nations projects that over 68% of the world’s population will live in cities by 2050, up from 55% as of May 2018.

Meal Delivery

We operate Uber Eats in over 400 cities around the world.

2017 Global Consumer Food Service Total Retail Spend (Billions)

	SAM				TAM
	Home Delivery	Takeaway	Drive Through	Total	Eat-In	Total
Full-Service Restaurants	$60	$85	$1	$146	$1,273	$1,419
Fast Food	41	180	148	369	336	705
Cafés/Bars	4	65	6	75	379	454
Other	52	132	—	184	52	236

Total	$158	$462	$155	$775	$2,040	$2,814

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According to a third-party source, the global spend at retail restaurants, which include full-service restaurants, fast food, cafes and bars, and other restaurants, was $2.8 trillion in 2017. Of this amount, we believe that our Uber Eats offering addresses a SAM of $775 billion, the amount that consumers spent in 2017 on meals from home delivery, takeaway, and drive-through worldwide from these retail restaurants, including in the 19 countries we address through our ownership positions in our minority-owned affiliates. The home delivery market, which accounts for $158 billion of the opportunity, has grown 63% since 2013, significantly faster than the growth rate of the retail restaurant market, which grew 5% over the same period. We expect that the home delivery market will continue to grow as a result of the convenience that it provides consumers. We believe that we penetrated     % of this $775 billion market given our $     billion of Uber Eats Gross Bookings for the year ended December 31, 2018.

We also believe that home delivery can address a portion of the $2.0 trillion eat-in restaurant spend, as more consumers choose to have prepared meals from restaurants delivered. Therefore, we estimate our TAM to be the entire $2.8 trillion consumer spend at retail restaurants. However, given that spend at eat-in restaurants is often tied to the dining experience, we do not expect to address all of the eat-in spending included in our TAM. A third-party source estimated grocery spend was $5.9 trillion in 2017. While we do not include grocery spend in the estimates for our TAM, we believe that Uber Eats can address a portion of the spending on groceries with our existing meal delivery product.

Uber Freight

According to the American Trucking Associations, businesses spent $700 billion on trucking in the United States in 2017, a total that we believe represents the SAM for our Uber Freight offering. Uber Freight currently addresses the brokerage portion of the United States market, which Armstrong & Associates estimates was $72 billion in 2017. We believe the business logistics market is moving towards an on-demand logistics model, as evidenced by the brokerage segment growing at a compound annual growth rate of over 11% from 1995 to 2017. We believe that we penetrated         % of this $700 billion market given our $         million of Uber Freight Gross Bookings for the year ended December 31, 2018.

While Uber Freight currently operates only in the United States, we believe that we have the opportunity to scale our offering globally in the same way that we expanded our Personal Mobility and Uber Eats offerings. According to Armstrong & Associates, the global market for freight trucking represented a $3.8 trillion opportunity in 2017, representing our TAM as we believe that we will address an increasing portion of the market over time.

Our Growth Strategy

Key elements of our growth strategy include:

•

Increasing Ridesharing penetration in existing markets. Our large addressable market opportunity means that with 12.3 billion miles traveled on our platform in 2017, we have only reached a 0.3% penetration of miles traveled in trips under 30 miles in the 63 countries in which we operate. We believe we can continue to grow the number of trips taken with our Ridesharing products and replace personal vehicle ownership and usage and public transportation one use case at a time, including through continued investment in our affordable Ridesharing options, such as Uber Bus and Express POOL. Further, we believe that as our Personal Mobility products become more price competitive with personal vehicle usage in the long term, we will be able to more effectively address trips over 30 miles. The scale of our network and our liquidity network effect are key competitive strengths, and we believe that we will continue to attract consumers to our platform.

•

Expanding Personal Mobility into new markets. Due to current regulations, our Personal Mobility offering does not have a major presence in Argentina, Germany, Italy, Japan, South Korea, or Spain, which represent an aggregate population of over 400 million people, 0.8 trillion miles, and $0.5 trillion

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of potential addressable market opportunity. We intend to expand in each of these markets as regulations permit and as we introduce products that conform with local regulations such as taxi products or livery offerings. We believe that the popularity of Uber Eats, which is available in Japan, Italy, South Korea, and Spain, demonstrates that demand exists in these countries for our platform and brand. In addition, we have a large opportunity to introduce additional Personal Mobility products into the 690 cities where we operate today. For example, UberPOOL, dockless e-bikes, and e-scooters are currently available in only 41, 17 and 8 cities, respectively.

•

Continuing to invest in and expand Uber Eats. We believe that we have a large opportunity to continue to grow Uber Eats. We plan to expand Uber Eats from more than 400 cities into all of the 690 cities in which we already offer Personal Mobility. Our operations teams have extensive knowledge of these cities and we believe that this expertise will enable us to launch and grow Uber Eats rapidly. Additionally, we plan to continue to invest in our existing cities to increase the number of restaurants, Drivers, and consumers in our network. We also plan to explore expanding into new food verticals, such as grocery, and different types of food providers, such as cloud kitchens, to our Uber Eats offering.

•

Leveraging our platform to launch new products. We believe that we can continue to innovate to solve complex challenges powering movement, and we plan to use our highly extensible platform to support the introduction of additional products. Our massive network, leading technology, operational excellence, and product expertise allow us to introduce new features and incorporate real-time feedback into such features at a speed, efficiency, and scale that we believe our competitors cannot match. Dockless e-bikes and e-scooters are currently available in 17 cities and 8 cities, respectively. In certain markets, we have also begun to integrate public transit into our Personal Mobility offering to enable more multi-modal trips at lower price points, and we are exploring extensions of our Uber Eats offering.

•

Increasing Driver and consumer engagement. As our platform continues to evolve, we have introduced rewards programs that deliver more value to Drivers and consumers. For example, in October 2018, we expanded our Ride Pass program to consumers in select U.S. cities. Ride Pass is a subscription service with a monthly fee that guarantees consumers consistent, discounted prices on any ride. We have also launched an Uber Rewards program for consumers, which spans across our Personal Mobility and Uber Eats offerings. This program has four membership levels dependent on consumer usage. Each membership level offers its own benefits, including flexibility in cancelling rides, lowering prices between favorite locations, and priority pickups at airports. These rewards also include Uber Cash, which consumers can use to pay for rides or Uber Eats meals. For Drivers, we recently introduced a Driver rewards program, Uber Pro, in beta mode in eight cities in the United States. We expect Uber Pro to provide Drivers with the opportunity to increase their earnings, receive discounts on vehicle maintenance and gas, and receive full tuition reimbursement to complete courses toward an undergraduate degree or a non-degree certificate through Arizona State University Online.

•

Continuing to invest in and expand Uber Freight. We believe that Uber Freight represents a large and nascent opportunity, and we plan to continue to invest in growing this offering over time and launching this offering in additional geographies. The freight industry today is highly fragmented and deeply inefficient. It can take several hours, sometimes days, for shippers to find a truck and driver for shipments, with most of the process conducted over the phone or by fax. Procurement is highly fragmented, with traditional players relying on local or regional offices to book shipments. It is equally difficult for carriers to find and book the shipments that work for their businesses, spending hours on the phone negotiating pricing and terms. These inefficiencies adversely impact both shippers and carriers, and contribute to the number of non-revenue or “dead-head” miles, which are miles driven by carriers between shipments. According to an October 2018 survey of for-hire carriers in the United States conducted by the American Transportation Research Institute, “dead-head” miles account for approximately 20% of carrier miles driven in the United States. Uber Freight greatly reduces friction in the logistics industry by providing an on-demand platform to automate and accelerate logistics transactions end-to-end. Uber Freight connects carriers with the most appropriate shipments available

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on our platform, and gives carriers upfront, transparent pricing and the ability to book a shipment with the touch of a button.

•

Continuing to innovate and transform our products to meet platform user needs. We aim to create the most innovative products for powering movement, and we will continue to transform our products to meet platform user needs. For example, we launched Instant Pay in certain markets to allow Drivers to cash out earnings up to five times a day, and we are exploring further innovation with eWallet and remittance features. In addition, we developed a lightweight version of the app that is purpose-built for emerging markets, enabling consumers in resource- or bandwidth-constrained areas to access and use our Ridesharing products. We also strive to win platform user loyalty by introducing differentiated safety features that enhance and improve the platform experience such as Ride Check and Safety Toolkit.

•

Investing in advanced technologies, including autonomous vehicle technologies. We believe that autonomous vehicle technologies will enable a product that competes with the cost of personal vehicle ownership and usage, and represents the future of transportation. We are investing deeply in autonomous vehicles technologies, as well as Uber Elevate, which is working toward transforming the world through aerial ridesharing at scale. Our initial efforts through Uber Elevate focus on shared air transportation between suburbs and cities, with the goal of ultimately addressing air transportation within cities. We are currently working with our Elevate Network partners to launch fleets of small, electric vertical takeoff and landing aircraft in several cities around the world. In 2018, we invested $          million in our ATG and Advanced Programs initiatives, including Uber Elevate. We will also continue to partner with OEMs and other technology companies to incorporate autonomous vehicle technologies into our network. For example, we have entered into partnership agreements with OEMs such as Toyota, Volvo, and Daimler, which will enable us to introduce vehicles with our autonomous vehicle technologies onto our network.

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Our Offerings and Products

Personal Mobility

Our Rider App Functionality

Our application utilizes smartphone GPS to detect a rider’s location and efficiently connect a rider with an available Driver. When riders need a ride, they set their pickup location and tap “Confirm.” Our app provides robust features and functionality for riders throughout a Trip:

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01 Where to? Tap a button, get a ride Saved favorites Suggestions based on linked calendar, time of day, and past rides 02 Choose Mode Pick best option for your trip Easily compare price and availability 03 Request Ride Upfront fare and ETA Schedule rides in advance 04 Connect to Driver See driver and vehicle Drop pin in exact pickup location One-touch contact

05 Smart Pickup Specify terminal and door at airports Designated pickup areas for stadiums and large events 06 Safety Toolkit Share trip details with friends and family One-touch emergency assistance 07 Frictionless Payment Automatic, cashless payment option Personal or business profile Pay with credits 08 Driver Feedback Give tip or compliment Provide feedback on each ride

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Our Driver App Functionality

Our Driver app enables Drivers to match with riders, navigate riders to their desired destinations, and receive earnings in one integrated experience. Our Driver app offers features including:

01 Go Online Tap a button, get a fare Heat maps show real-time demand 02 Set Preference Select and filter trip requests by type Access additional demand during off-peak times 03 Accept a Fare Review ETA and rider rating Long trip notification Option to decline trip 04 Connect to Rider Paid wait time Hands free contact

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05 Safety Toolkit Robust feature set for safety Share trip and one-touch emergency assistance 06 Accept Fare While on Trip No-wait, continuous trip requests Higher earnings and less wasted time 07 Track Earnings Real-time earnings with weekly trends Get paid up to 5 times per day with Instant Pay 08 Earn Tips and Compliments Additional earnings opportunity Collect compliments

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Our Personal Mobility Offering

Our Personal Mobility offering includes a wide-range of Ridesharing and New Mobility products. We offer products that vary by mode of transportation, service level, price point, and capacity. We design and build our products to address market-specific usage requirements and needs. As a result, we offer products that are specific to each city where we operate, and our app automatically updates to display all available options based on a rider’s location. For example, a rider in San Francisco can use our app to choose between an UberX and a JUMP dockless e-bike, while a rider in New Delhi can use our app to choose between an Uber Auto, an auto rickshaw product, and an Uber HIRE, a rental car product.

•	Ridesharing. Our primary product categories within Ridesharing include peer-to-peer Ridesharing, black car, and shared peer-to-peer Ridesharing:

–

Black car. Launched in 2011, UberBLACK is our premium product that connects riders with a professional Driver in a high-end vehicle. UberBLACK Drivers must have commercial registration and commercial insurance. In certain markets, Drivers must maintain a certain minimum Driver rating, which helps ensure a high-quality experience for riders.

–

Peer-to-peer Ridesharing. We launched our first peer-to-peer Ridesharing product in 2012 with UberX, which at the time provided rides at our lowest price point. A commercial license is not required for Drivers on UberX in most cities.

–

Shared peer-to-peer Ridesharing. We launched our first shared peer-to-peer Ridesharing product in 2014 with UberPOOL, which is an algorithm-based product that efficiently matches different riders who have similar routes in the same vehicle. A commercial license is not required for Drivers on UberPOOL in most cities. While the average UberPOOL may add a few minutes to each ride, the cost to the rider is considerably lower than if they were to choose a personal car, as the cost is split with other riders who may be taking a separate trip in the vehicle. We launched Express POOL in 2018, which we believe represents the next evolution of UberPOOL. When requesting a ride in Express POOL, riders walk a short distance to a nearby spot for pick up and drop off. We also recently launched Uber Bus, a minibus product that matches up to 14 riders in one large vehicle, in select cities around the world. These products allow us to better batch demand particularly in highly concentrated or congested cities, creating efficient routes and a consistent experience for riders at a lower price point than other options.

•

New Mobility. We are committed to moving beyond Ridesharing to provide riders with the best transportation option to meet their needs within a single app. Facilitated by our acquisition of JUMP, we have expanded our products to include a variety of New Mobility products, such as:

–

JUMP dockless e-bikes. JUMP bikes are shared, dockless e-bikes that provide riders a flexible, convenient transportation option within urban environments. JUMP bikes are GPS-enabled, which enables riders to use our app to locate the nearest available option, and are equipped with electric motors, which allow riders to benefit from pedal assistance for more efficient travel.

–

Dockless e-scooters. In select cities, we currently offer shared, dockless e-scooters that riders can access within our app. Similar to our JUMP dockless e-bikes, e-scooters provide a flexible, fun method for travelling efficiently in urban environments, particularly for short distances.

•

Uber for Business. Uber for Business is our ride management platform built for both small and large companies. Uber for Business offers multiples tools that make it easy for companies to review and analyze Uber expense data, and provide employees with a consistent travel experience globally. For example, Uber for Business Profiles allow employees to toggle between their personal and business accounts and charge rides directly to employers. Additionally, Uber Central is a tool that allows companies to request, manage, and pay for rides for their employees, customers, or partners at no extra cost. The rider does not need to have the Uber app installed, and instead can receive trip details via SMS text. Uber Central is ideal for businesses such as hotels to enhance their partner experience by providing on-demand and reliable door-to-door rides with a centralized payment method.

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•

Uber Health. Launched in March 2018, Uber Health partners with healthcare organizations to provide reliable, comfortable transportation for those they care for. The Uber Health dashboard provides healthcare professionals with a way to arrange rides for patients, and those they care for, going to and from the care they need among other destinations. We also have an Uber Health API to enable easy integrations into existing healthcare products and workflows. Employees, care managers, and others can arrange rides (on-demand and scheduled) for patients and those they care for via an internet-enabled device or by integrating our APIs into existing technology. Developed with healthcare in mind, Uber Health features include:

–	Flexible ride scheduling for patients, caregivers, staff, and others.

–	Access for patients and those served by healthcare organizations without a smartphone.

–	Simple billing, reporting, and management.

–	HIPAA compliance.

Uber Eats

We introduced Uber Eats to power an on-demand meal delivery service to consumers. Unlike most of the others in the meal delivery space, we have a partnership with every restaurant on Uber Eats. We are also able to integrate into the point of sale system for some of our restaurants, allowing us to improve network efficiency. For example, Uber Eats orders are integrated seamlessly into the restaurant order flow, and we can time Driver pickup to when food is expected to be ready.

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Our Uber Eats App Functionality

Our Uber Eats app is an easy-to-use, intuitive, and personalized app that allows consumers to search for and discover local restaurants, order a meal at the touch of a button, and have it delivered reliably and quickly. Our Uber Eats app offers features including:

01 Browse and Discover 170,000 restaurants available By category, delivery time, or popularity 02 Select Restaurant User reviews and ETAs Lower delivery fee for nearby restaurants 03 Fast Delivery Times Guaranteed ETAs for select restaurants Average delivery time of 30 minutes 04 Order a Meal All-in price updates automatically Use credits and same payment info as for rides

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05 Order While You Ride Browse nearby restaurants Order to destination Same payment info as profile 06 Frictionless Delivery Specific, clear instructions for carrier Automatic, cashless payment at drop-off 07 Track Your Order Monitor delivery progression in real-time Text notifications when order is received, picked up, and approaching drop-off 08 Restaurant Partnerships Exclusive discounts and promotions Integrated menus update for availability and specials

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Uber Freight

Our Uber Freight offering is our on-demand shipping brokerage that we believe is revolutionizing the logistics market. We provide a mobile application for carriers and a desktop application for shippers.

Uber Freight for Carriers

Uber Freight provides carriers with an intuitive mobile app that enables them to accept a shipment with the touch of a button, access transparent real-time pricing, and receive payment within seven days of delivery. The app contains a list of available jobs and the routes they require, and each listing tells the carrier what they will be hauling and how much they will be paid. Carriers simply tap a button to accept shipments, and we send a rate confirmation. Uber Freight launched in 2017 and has now completed shipments across all of the contiguous United States. Uber Freight has contracted with more than 36,000 carriers since inception.

Today 22 Tue 23 Wed 24 Thu 25 All Loads Near You Today San Francisco, CA Oct 22 22:37 PDT REEFER NEW Truckee, CA $2146 Oct 22 22:37 PDT 184mi. Omi deadhead San Francisco, CA (NEW) Oct 22 16:00 PDT Chicago.IL $33 Oct 22 18:00 CDT 2129mi. Omi deadhead San Francisco. CA Oct 22 14:08 PDT Truckee, CA $1234 Oct 25 14:08 PDT 190mi. 1mi deadhead San Francisco. CA Oct 22 23:06 PDT San Francisco. CA $1037 Oct 24 23:06 PDT 1.1mi. 1mi deadhead Can you meet these reefer requirements for this load? Pre-Cool TEMPERAT_-20 oF OPERATING INSTRUCT-Continuous MIN TEMPERATURE 0 F MAX TEMPERATURE 10 F TRAILER WASHOUT YES BACK BOOK LOAD

Uber Freight for Shippers

In August 2018, we extended Uber Freight to shippers, providing a product that enables shippers to create and tender shipments with a few clicks, streamline document management, and track shipments in real time from pickup to delivery directly from their desktop. Uber Freight for shippers has served over 1,000 shippers since launch, including over 100 enterprise shippers.

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Technology Infrastructure

As our technology platform is built to power movement across the globe, we face massive technical challenges associated with delivering a global service in the physical world in real time. We have assembled a team of more than 3,000 highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We employ technological innovations whenever possible to increase efficiency and scale our business. We have built leading, proprietary technology for marketplace (demand prediction, matching and dispatching, and pricing); routing; and payments. We also make significant investments in product and feature development, data management and personalization technologies, and large-scale systems and scalable infrastructure.

We have developed our infrastructure to be highly automated, enabling us to improve our platform and add new features with rapid velocity. We built our platform to handle spikes in usage, such as those we experience during holidays. We currently use multiple third-party cloud computing services and have co-located data centers located in the United States and abroad. These partnerships allow us to quickly and efficiently scale up our services to meet spikes in usage without upfront infrastructure costs, allowing us to maintain our focus on building great products.

Government Regulation

We operate in a particularly complex legal and regulatory environment. Our business is subject to a variety of U.S. and foreign laws, rules, and regulations. We are subject to many U.S. federal, state, local, and foreign laws and regulations, including those related to internet activities, privacy, rights of publicity, data protection, intellectual property, health and safety, competition, protection of minors, consumer protection, payments, transportation services, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. See the section titled “Risk Factors—Legal and Regulatory Risks Related to Our Business—Our business is subject to numerous legal and regulatory risks that could have a material impact on our business and future prospects.”

Personal Mobility

Our platform, and in particular our Ridesharing products, are subject to differing, and sometimes conflicting, laws, rules, and regulations in the numerous jurisdictions in which we operate. In the United States, many state and local laws, rules, and regulations impose legal restrictions and other requirements on operating our Ridesharing products, including licensing, insurance, screening, and background check requirements. Outside of the United States, certain jurisdictions have adopted similar laws, rules, and regulations while other jurisdictions have not adopted any laws, rules, and regulations which govern our Ridesharing products. Further, certain jurisdictions, including Argentina, Germany, Italy, Japan, South Korea, and Spain, the six countries that we have identified as near-term priorities, have adopted laws, rules, and regulations banning certain ridesharing products or imposing extensive operational restrictions. This uncertainty and fragmented regulatory environment creates significant complexities for our business and operating model. Examples of regulations in certain cities and countries that apply to our Ridesharing products include:

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At least 43 states in the United States and numerous municipalities in the United States and around the world have adopted Transportation Network Company (“TNC”) regulations. These regulations generally focus on companies that operate websites or mobile apps that connect individual drivers with their own vehicles to passengers willing to pay to be driven to their destinations. These regulations often require TNCs to comply with rules regarding, among other things, background checks, vehicle inspections, accessible vehicles, driver and consumer safety, insurance, driver training, driver conduct, and other similar matters.

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In 2015, German authorities banned our peer-to-peer ridesharing product, UberPOP, after a court ruled that it violated local applicable laws, including transport laws, by intermediating riders with drivers operating without professional licenses.

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•

In Italy, while we currently have limited ridesharing operations through our licensed ridesharing product, UberBlack, in Rome and Milan and a taxi product in Turin, we continue to face limitations due to extensive operational requirements faced by licensed drivers.

•

In September 2017, Transport for London (“TfL”) announced it would not renew our license to operate in London. Drivers who use Uber in London are licensed by TfL and as part of the licensing process undertake the same enhanced background checks as black cab drivers. After our appeal of the decision, we have been granted a 15 month license to continue operating in the city.

•

In December 2017, the Court of Justice of the European Union (“CJEU”) ruled in the Elite referral case that the peer-to-peer Ridesharing service UberPOP was inherently linked to a transport service and, accordingly, must be classified as “a service in the field of transport” within the meaning of applicable European Union (“EU”) legislation rather than an information society service. This ruling requires us to comply with national laws, rules, and regulations, if any, governing transport services in respect of the specific UberPOP product. The majority of our Ridesharing products in the EU currently operate under licensing regimes where one or more of Drivers, vehicles, and/or Uber are required to register or hold licenses to provide services. As such, while Member States can decide how to interpret this CJEU ruling in their national laws, rules, and regulations in accordance with applicable EU law, we believe the ruling will have a limited impact on our business and operations.

•

In August 2018, the New York City Council voted to approve a proposal to freeze new vehicle licenses for car services like ours for one year to study the effects of ridesharing services on congestion. We are working with the City of New York to understand the impact of these actions, and we continue to believe that alternative solutions exist to help ease congestion in New York City.

•

In December 2018, the New York Taxi and Limousine Commission approved regulations mandating new per-mile and per-minute rates for drivers providing for-hire services in New York City and surrounding areas. We have complied with these regulations and have adjusted our rate structure for riders in these areas to account for the adjustment. Given the recent implementation of the changes, we are continuing to monitor the impact to our operations in New York. We intend to continue to comply with these regulations and continue to work with the Taxi and Limousine Commission to monitor our compliance with these regulations.

As we continue to expand our offerings, we may be subject to additional regulations separate from those that apply to our Ridesharing products, such as regulations related to our dockless e-bike and e-scooter and other products. Jurisdictions are continuing to develop regulations specifically governing such products and offerings, including licensing requirements and caps on the number of bikes or scooters that may be in operation.

In our current regulatory environment, laws may require regulated transportation companies and/or intermediaries such as dispatchers and booking agents to report information about their operations. Where applicable, we work with regulatory agencies to provide data that may include information about trips, trip requests, pickup and drop-off areas, fares, vehicles, and Drivers in their respective jurisdictions for a given time period. In July 2018, we published an updated Transparency Report, which provides an overview of information that was provided to U.S. state and local regulators and law enforcement agencies between January and December 2017. In 2019, we expect to begin reporting information about safety incidents occurring on or in connection with our platform.

Autonomous Vehicles

There are no federal U.S. laws expressly regulating the safety of autonomous vehicles or systems; however, the National Highway Traffic Safety Administration has established guidelines regarding the development of automated driving systems. Certain U.S. states have imposed legal restrictions or other requirements on the testing and/or general deployment of autonomous vehicles, and many other states are considering them. In addition, there continue to be obstacles in state and local regulations to the use of autonomous vehicles in for hire, commercial transportation. The uncertainty among federal and state governments as to how to regulate

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autonomous vehicles creates legal complexity for our business. Autonomous vehicle laws, rules, and regulations are expected to continue to evolve in numerous jurisdictions in the United States and in foreign countries and may impose restrictions on our ability to develop, test and commercially deploy autonomous vehicles on our network.

Data Protection and Privacy

Our technology platform and the platform user data it uses, collects, or processes to run our business is an integral part of our business model and, as a result, our compliance with laws dealing with the use, collection, and processing of personal data is core to our strategy to improve platform user experience and build trust.

Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personally identifiable information and other data relating to individuals, and these laws are increasing in number, enforcement, fines, and other penalties. Two such governmental regulations that have significant implications for our platform are the GDPR and the CCPA.

The GDPR went into effect in May 2018, implementing more stringent requirements in relation to companies’ use of personal data relating to all EU individuals (“data subjects”). Under the GDPR, the expanded definition of personal data include information such as name, identification number, email address, location data, online identifiers such as Internet protocol addresses and cookie identifiers, or any other type of information that can identify a living individual. The GDPR imposes a number of new requirements, which include: a valid ground for processing each instance of personal data; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; providing expanded information about how data subjects’ personal data is or will be used; carrying out data protection impact assessments for operations which present specific risks to individuals due to the nature or scope of the processing operation; an obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights; the principal of accountability and demonstrating compliance through policies, procedures, training, and audit; profiling restrictions; and a new mandatory data breach reporting regime.

In the United States, California recently adopted the CCPA, which will come into effect in January 2020. Similar in certain respects to the GDPR, the CCPA establishes a new privacy framework for covered businesses, including an expanded definition of personal information, new data privacy rights for California residents, requiring covered businesses to provide new disclosure to consumers, affording consumers the right to opt out of certain sales of personal information and special rules on the collection of consumer data from minors, as well as a potentially severe statutory damages framework and private rights of action for CCPA violations and failure to implement reasonable security procedures and practices.

Payments and Financial Services

Most jurisdictions in which we operate have laws that govern payment and financial services activities. Regulators in certain jurisdictions may determine that certain aspects of our business are subject to these laws and could require us to obtain licenses to continue to operate in such jurisdictions. We have submitted an application in the Netherlands for authorization as an Electronic Money Institution to issue e-money and provide other authorized payment services (including acquiring and execution of payment transactions and money remittance), both in the Netherlands and on a cross-border passport basis into other countries within the European Economic Area. We’re continuing to evaluate our options for seeking further licenses and approvals in several other jurisdictions to optimize payment solutions and support future growth of our business. In some jurisdictions, it is not clear whether we are required to be licensed as a payment services provider. In most markets, we may rely on local payment providers to disburse payments and local regulators may block payments to Drivers, restaurants, or shippers or carriers to the extent a regulator determines that our business in such market is not in compliance with applicable law. Such regulatory actions or the need to obtain regulatory

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approvals could impose significant costs and involve substantial delay in payments we make in certain local markets.

Anti-Corruption Legislation

The U.S. Foreign Corrupt Practices Act (“FCPA”), to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Similar laws exist in other countries, such as the United Kingdom, that restrict improper payments to public and private parties. Many countries have laws prohibiting these types of payments within the respective country. Historically, technology companies, including our company, have been the target of FCPA and other anti-corruption investigations and penalties.

Sales and Marketing

We market our offerings to platform users directly through brand advertising and direct marketing. We use broad-based promotional campaigns, such as television ads, including our “Doors Are Always Opening” campaign, to promote opportunities our platform provides. Our direct marketing primarily consists of referrals and provides credits to referrers, Drivers, and new consumers. We attract consumers through sponsored search, social networking sites, email marketing campaigns, and other similar initiatives. We have focused on optimizing our performance marketing spend. We employ an aggregate sales force of over 500 people.

Platform User Support

We have invested in a network of global support centers to support our worldwide operations. We have ten primary support centers in Chicago (U.S.), Phoenix (U.S.), Limerick (Ireland), Krakow (Poland), San Jose (Costa Rica), Hyderabad (India), São Paulo (Brazil), Manila (the Philippines), Lisbon (Portugal), and Cairo (Egypt) with approximately 5,400 employees and 400 independent contractors who provide 24/7 support for platform users in the United States and in certain other countries. In addition to in-app, web, and phone support, Drivers can visit Uber Greenlight Hub locations for in-person support.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights (e.g., patents, patent applications, trademarks, copyrights, and trade secrets, including know-how and expertise) and contracts (e.g., license agreements, confidentiality, and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights).

As of September 30, 2018, we have 831 issued patents (of which 299 are international) and 1,228 pending patent applications (of which 430 are international), many of which relate to our core technology such as match optimization, pricing, routing, traffic, navigation, mapping, safety, and telematics. We cannot ensure that any of our patent applications will result in the issuance of a patent or whether we will narrow the scope of our claims during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them.

We generally control access to and use of our proprietary technology and other confidential information with internal and external controls, including network security and contractual protections with employees, contractors, and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through licenses and confidentiality agreements,

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unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.

Companies operating in the Internet, technology, and transportation industries frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, trade secrets, or other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

We face competition in each of our offerings, including:

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Personal Mobility: Our Personal Mobility offering competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, and traditional transportation services, including taxicab companies and taxi-hailing services, livery services, and public transportation, which typically provides the lowest-cost transportation option in many cities. In Ridesharing, we compete with companies, including certain of our minority-owned affiliates, for Drivers and riders, including Lyft, OLA, Careem, Didi, Taxify, and our Yandex.Taxi joint venture. Our New Mobility products compete for riders in the bike and scooter space, including Motivate (an affiliate of Lyft), Lime, Bird, and Skip. We also compete with OEMs and other technology companies in the development of autonomous vehicle technologies and the deployment of autonomous vehicles, including Waymo, Cruise Automation, Tesla, Apple, Pronto.ai, Aurora, and Nuro, whose offerings may prove more effective than our autonomous vehicle technologies. Waymo has already introduced a commercialized ridehailing fleet of autonomous vehicles, and it is possible that other of our competitors could introduce autonomous vehicle offerings earlier than we will.

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Uber Eats: Our Uber Eats offering competes with numerous companies in the meal delivery space in various regions for Drivers, consumers, and restaurants, including GrubHub, DoorDash, Deliveroo, Swiggy, Postmates, Zomato, Delivery Hero, Just Eat, Takeaway.com, and Amazon. Our Uber Eats offering also competes with restaurants, meal kit delivery services, grocery delivery services, and traditional grocers.

•

Uber Freight: Our Uber Freight offering competes with global and North American freight brokers such as C.H. Robinson, Total Quality Logistics, XPO Logistics, Convoy, Echo Global Logistics, Coyote, Transfix, and NEXT Trucking.

We are contractually restricted from competing with our minority-owned affiliates with respect to certain aspects of our business, including in China through August 2023, Russia/CIS through February 2025, and Southeast Asia through the longer of March 2023 or one year after we dispose of all interests in Grab, while none of our minority-owned affiliates are restricted from competing with us anywhere in the world.

In general, the bases upon which we compete include:

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Consumers. We compete to attract, engage, and retain consumers in Personal Mobility and Uber Eats. In Personal Mobility, we believe that our ability to compete effectively for consumers depends on many factors, including the wait time for a ride, fare, ease of payment, reliability of ETA, ability to give feedback, availability of dockless e-bikes or e-scooters and receive support, and experience of a ride as well as our reputation and the strength of our brand. In Uber Eats, we additionally compete on the basis of restaurant selection, delivery prices, and reliability of delivery. We also compete for shippers in Uber Freight.

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•

Drivers and carriers. We seek to attract and retain Drivers in Ridesharing and Uber Eats and carriers in Uber Freight. We believe that Drivers and carriers can earn more per hour on our platform than other Ridesharing, meal delivery, and freight alternatives, given consumer demand, our data, and our marketplace liquidity advantages. We recently introduced a Driver rewards program, Uber Pro, in beta mode in eight cities in the United States to incentivize them to drive with Uber and provide Drivers with the opportunity to receive discounts on vehicle maintenance and gas. We are committed to giving Drivers and carriers resources to thrive on our platform.

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Network liquidity. We compete to achieve network liquidity through attracting Drivers and consumers, and by providing consumers with lower prices to scale our platform. At scale, our platform offers consumers lower wait times, lower fares, and quicker delivery, and Drivers can earn a higher wage per hour, a virtuous cycle that creates a growing liquidity network effect in a city.

Legal Proceedings

We are a party to various currently pending legal actions and government investigations, and we anticipate that such actions could be brought against us in the future. The most significant of these matters are described below. These matters would have a material adverse effect on our consolidated financial position or liquidity if they were resolved in a manner adverse to us.

Independent Contractor Classification Litigation

We are subject to numerous independent contractor misclassification claims all over the world, including the putative class actions O’Connor, et al., v. Uber Technologies, Inc. and Yucesoy v. Uber Technologies, Inc., et al., and the claims brought by Mr. Y. Aslam and Dr. J. Farrar in the UK Employment Tribunal.

Filed on August 16, 2013 in the United States District Court for the Northern District of California, the O’Connor action is a class action against us on behalf of all Drivers who contracted with us in California and seeks damages for tips and business expense reimbursement based on alleged independent contractor misclassification and unfair competition. The O’Connor action was stayed in the trial court pending the outcome of appeals before the Ninth Circuit Court of Appeals regarding the trial court’s orders denying our motions to compel arbitration, order certifying the class action, and order enjoining our enforcement of our arbitration agreement. The Ninth Circuit issued its rulings on those appeals on September 25, 2018, which found that our arbitration agreements were enforceable and decertified the O’Connor class and remanded the case to the district court for further proceedings. Filed on June 2, 2014 in the Massachusetts Suffolk County Superior Court and removed to the United States District Court for the Northern District of California, the Yucesoy action is a class action against us on behalf of all Drivers in Massachusetts and seeks damages based on independent contractor misclassification, tips law violations and tortious interference with contractual and/or advantageous relations. Plaintiffs filed an amended complaint in the Yucesoy action on March 30, 2018 adding new class representatives, to which we filed a motion to compel arbitration or dismiss the action on April 26, 2018. Currently, a Case Management Conference for both the O’Connor and Yucesoy actions is scheduled for March 7, 2019. The Court will also hear our motion to dismiss the Yucesoy amended complaint on February 28, 2019. We cannot currently predict the timing or the ultimate outcome of these matters.

A number of Drivers, including Mr. Y. Aslam and Mr. J. Farrar, brought a claim in the UK Employment Tribunal against us asserting that they should be classified as “workers” (a separate category between independent contractors and employees) in the UK rather than independent contractors. The tribunal ruled on October 28, 2016 that Drivers are workers whenever our app is switched on and they are ready and able to take trips. If Drivers are determined to be workers, they may be entitled to additional benefits and payments, and we may be subject to penalties, back taxes, and fines.

The Court of Appeal heard the case on October 31, 2018 and November 1, 2018 and rejected our appeal in a majority decision on December 19, 2018. We have been granted permission to appeal to the Supreme Court. At

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this stage, we anticipate that the hearing will occur towards the end of 2019, and the amount of compensation sought by the plaintiffs is not currently known.

Google Arbitration

On October 28, 2016, Google filed arbitration demands, Google v. Levandowski & Ron; Google v. Levandowski, against each of Anthony Levandowski and Lior Ron, former employees of Google, alleging breach of their respective employment agreements with Google, fraud and other state law violations (due to soliciting Google employees and starting a new venture to compete with Google’s business in contravention of their respective employment agreements). Google seeks damages, injunctive relief, and restitution. The arbitration hearing was held from April 30 to May 11, 2018. No decision has been issued. Pursuant to a contractual obligation, we are currently indemnifying both defendants with respect to certain claims. We are not a party to either of these arbitrations.

November 2016 Data Security Incident

On November 21, 2017, we publicly announced that, a year earlier, intruders had accessed sensitive and personal data stored in a third-party cloud storage environment. To date, we have received requests for information from domestic and international data regulators. We have been cooperating with all these inquiries and hope to resolve them expeditiously. On September 26, 2018, we announced a settlement with all U.S. states and the District of Columbia that involved payment of $148 million and updates to our privacy and security business practices and in November 2016, U.K. and Dutch regulators imposed fines totaling approximately $1.2 million. Other related matters remain pending, including U.S. regulatory litigation with the City of Chicago in the State of Illinois. In addition, private citizens have filed 25 lawsuits, many of which are putative class actions. We have obtained dismissal of eleven of the lawsuits through nominal settlement or voluntary dismissal. Another eight of the lawsuits have been compelled to individual arbitration. We plan to move to compel arbitration or move to dismiss the remaining lawsuits.

Copenhagen Criminal Prosecution

In May 2017, the Danish police announced that they would use tax data about Drivers obtained from the Dutch tax authorities to prosecute Drivers for unlicensed taxi traffic. The tax data covers calendar years 2015 and prior. The prosecutor indicted four Drivers as test cases, which have been heard by the Copenhagen City Court, the Appeal Court, and finally the Supreme Court. In addition, on October 6, 2017, we were preliminary charged with aiding and abetting illegal taxi traffic. The Danish Supreme Court ruled in September 2018 that the Drivers were carrying out illegal taxi operations and fined them in the total amount of their earnings from performing ridesharing services on our platform. The Court also confirmed that the use of the relevant tax data obtained from the Dutch tax authorities was validly used as evidence in the prosecutions and was used to assess the fines payable.

In January 2018, we received another request from the Danish tax authorities through the Dutch tax authorities to disclose tax data about Drivers for years 2016 and 2017. Such tax data for years 2016 and 2017 has not yet been obtained. On May 29, 2018, we received another set of indictment papers from the Danish prosecutor. We do not yet know the potential financial ramifications but plan to engage with the Danish prosecutor regarding next steps, including resolution. UberPOP has not operated in Denmark since 2017.

Other Legal Proceedings

While it is not possible to determine the outcome of the legal actions, investigations, and proceedings brought against us, we believe that, except for the matters described above, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could be material to our consolidated results of operations in any one accounting period.

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We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. We are involved in litigation, and may in the future be involved in litigation, with third parties asserting, among other things, infringement of their intellectual property rights. In addition, the nature of our business exposes us to claims related to contractor status of drivers and the compliance of our business with applicable law. This risk is enhanced in certain jurisdictions outside the United States where we may be less protected under local laws than we are in the United States. Although the results of the legal proceedings, claims, and government investigations in which we are involved cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or operating results. Regardless of final outcomes, however, any such legal proceedings, claims, and government investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

Facilities

As of September 30, 2018, we leased office facilities around the world totaling 7.1 million square feet, including 2.1 million square feet for our corporate headquarters in San Francisco, California. We have also commenced the construction of new Bay Area offices, including our new 1.1 million square foot San Francisco headquarters, which we expect to open in 2020. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Employees

Our employees are critical to our success. We had 20,097 employees as of September 30, 2018 consisting of 10,577 employees in operations and support, 5,121 employees in research and development, 2,568 employees in general and administrative, and 1,831 employees in sales and marketing.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information for our directors and executive officers, and their ages as of December 31, 2018.

Name	Age	Position

Executive Officers:

Dara Khosrowshahi	49	Chief Executive Officer and Director

Nelson Chai	53	Chief Financial Officer

Manik Gupta	42	Chief Product Officer

Barney Harford	46	Chief Operating Officer

Jill Hazelbaker	37	Senior Vice President, Communications and Public Policy

Nikki Krishnamurthy	47	Senior Vice President and Chief People Officer

Thuan Pham	50	Chief Technology Officer

Tony West	53	Chief Legal Officer and Corporate Secretary

Non-Employee Directors:

Ronald Sugar(1)	70	Chairperson of the Board of Directors

Ursula Burns(1)(2)	60	Director

Garrett Camp	40	Director

Matt Cohler(2)	41	Director

Ryan Graves(3)	35	Director

Arianna Huffington(3)	68	Director

Travis Kalanick	42	Director

Wan Ling Martello(1)(2)	60	Director

H.E. Yasir Al-Rumayyan	48	Director

John Thain(2)	63	Director

David Trujillo(1)(3)	43	Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.

Executive Officers

Dara Khosrowshahi. Mr. Khosrowshahi has served as our Chief Executive Officer and as a member of our board of directors since September 2017. Prior to joining Uber, Mr. Khosrowshahi served as President and Chief Executive Officer of Expedia, Inc., an online travel company, from August 2005 to August 2017. From August 1998 to August 2005, Mr. Khosrowshahi served in several senior management roles at IAC/InterActiveCorp, a media and internet company, including Chief Executive Officer of IAC Travel, a division of IAC/InterActiveCorp, from January 2005 to August 2005, Executive Vice President and Chief Financial Officer of

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IAC/InterActiveCorp from January 2002 to January 2005, and as IAC/InterActiveCorp’s Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi currently serves on the board of directors of Expedia Group. Mr. Khosrowshahi previously served as a member of the supervisory board of trivago, N.V., a global hotel search company, from December 2016 to September 2017, and previously served on the board of directors for the following companies: The New York Times Company, a news and media company, from May 2015 to September 2017, and TripAdvisor, Inc., an online travel company, from December 2011 to February 2013.

Mr. Khosrowshahi was selected to serve on our board of directors based on the perspective and experience he brings as our Chief Executive Officer, as a former leader of Expedia, a global company, his innovation, technology, and high-growth experience, consumer and digital experience, and his financial expertise.

Nelson Chai. Nelson Chai has served as our Chief Financial Officer since September 2018. Prior to joining Uber, Mr. Chai served as President and Chief Executive Officer of The Warranty Group, a provider of warranty solutions and underwriting services, from January 2017 to July 2018. From June 2010 to December 2015, Mr. Chai served in various senior management roles at CIT Group, Inc., a financial services company, including President from August 2011 to December 2015 and Chairman of CIT Bank NA from January 2014 to July 2015. Prior to CIT Group, Mr. Chai held senior management positions at Bank of America Corporation and Merrill Lynch & Co., a financial services company, including Executive Vice President and Chief Financial Officer of Merrill Lynch & Co. from December 2007 to February 2008. Mr. Chai served as Executive Vice President and Chief Financial Officer of NYSE Euronext, Inc. and its predecessor company NYSE Group, Inc. from January 2006 to December 2007. Mr. Chai has served on the board of directors of Thermo Fisher Scientific Inc., a biotechnology product development company, since December 2010, where he serves as chair of the audit committee and is a member of the nominating and governance committee. Mr. Chai serves on the board of directors of the University of Pennsylvania School of Arts and Sciences and the U.S. Fund for UNICEF.

Manik Gupta. Mr. Gupta has served as our Chief Product Officer since November 2018. From March 2018 to November 2018, Mr. Gupta served as our Interim Head of Product and Vice President, Product Management, Maps and Marketplace. Prior to that, he served as Senior Director, Product Management, Maps and Marketplace from September 2017 to March 2018. Mr. Gupta joined Uber in November 2015 as Director, Product Management, Maps. Prior to joining Uber, Mr. Gupta served as Director, Product Management, Google Maps at Google Inc., a technology company, from December 2014 to November 2015. From May 2011 to December 2014, Mr. Gupta served as Product Manager, Google Maps and from June 2008 to May 2011, Mr. Gupta was Product Manager, Google Map Maker and Products Lead, Maps/Local, Japan & Asia-Pacific. Prior to Google Mr. Gupta was a Project Manager at Hewlett Packard, a multinational enterprise information technology company, from June 2003 to April 2007.

Barney Harford. Mr. Harford has served as our Chief Operating Officer since January 2018. From October 2017 to December 2017, Mr. Harford served as a Senior Advisor to our Chief Executive Officer. From December 2015 to December 2017, Mr. Harford served on the board of directors of several private companies, including as Chairman of Lola.com, an online corporate travel management service. From January 2009 to November 2015, Mr. Harford served as Chief Executive Officer and on the board of directors of Orbitz Worldwide, a global online travel company. Prior to joining Orbitz Worldwide Inc., Mr. Harford served in a variety of roles at Expedia, Inc. from 1999 to 2006 including as President of Expedia Asia Pacific from 2004 to 2006. Prior to Expedia, Mr. Harford was a strategy consultant with The Kalchas Group, a strategy consultancy firm, from September 1994 to November 1997. Mr. Harford currently serves on the board of directors of United Continental Holdings, Inc.

Jill Hazelbaker. Ms. Hazelbaker has served as our Senior Vice President, Communications and Public Policy since April 2017. From November 2015 to April 2017, Ms. Hazelbaker served as our Vice President, Communications and Public Policy. Prior to joining Uber, Ms. Hazelbaker served as Vice President,

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Communications and Public Policy of Snap, Inc., a social media company, from October 2014 to October 2015. From January 2010 until October 2014, Ms. Hazelbaker held senior Communications and Public Policy roles at Google, in the United States and Europe, where she was most recently Senior Director of Communications and Public Policy from March 2013 to October 2014. Prior to joining Google, Ms. Hazelbaker served as Press Secretary to Mayor Michael Bloomberg’s re-election campaign in New York City from January 2009 to December 2009 and as the Communications Director for Senator John McCain’s U.S. presidential campaign from June 2007 to November 2008.

Nikki Krishnamurthy. Ms. Krishnamurthy has served as our Chief People Officer since October 2018. Prior to joining Uber, Ms. Krishnamurthy served as Chief People Officer of Expedia from May 2016 to June 2018. From March 2013 to June 2018, Ms. Krishnamurthy served as Vice President of Expedia Local Expert, a branch of Expedia that provides online concierge services, and prior to that, she held the role of Vice President of Human Resources for Expedia from December 2009 to March 2013. Prior to that, Ms. Krishnamurthy was Principal HR Consultant for Washington Mutual Card Services from September 2007 to September 2009.

Thuan Pham. Mr. Pham has served as our Chief Technology Officer since April 2013. Prior to joining Uber, Mr. Pham was Vice President of R&D at VMware, Inc., a cloud computing and platform virtualization software and services company, from December 2004 to April 2013.

Tony West. Mr. West has served as our Chief Legal Officer and Corporate Secretary since November 2017. Prior to joining Uber, Mr. West served as Executive Vice President, Government Affairs, General Counsel and Corporate Secretary from November 2014 to November 2017 at PepsiCo Inc., a food and beverage company. Prior to joining PepsiCo, Mr. West served as Associate Attorney General of the United States from March 2012 to September 2014, after previously serving as the Assistant Attorney General for the Civil Division in the U.S. Department of Justice from April 2009 to March 2012. From November 2001 to April 2009, Mr. West was a partner at Morrison & Foerster LLP. He also served as Special Assistant Attorney General at the California Department of Justice from 1999 to 2001 and, prior to that, as an Assistant United States Attorney in the Northern District of California.

Non-Employee Directors

Ronald Sugar. Dr. Sugar has served as the Chairperson of our board of directors since July 2018. Dr. Sugar was Chairman of the board of directors and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense company, from 2003 until his retirement in 2010 and President and Chief Operating Officer from 2001 until 2003. He was President and Chief Operating Officer of Litton Industries, Inc. from 2000 until the company was acquired by Northrop Grumman Corporation in 2001. He was earlier Chief Financial Officer of TRW Inc. Dr. Sugar is also an adviser to Ares Management LLC, Bain & Company, Northrop Grumman Corporation, and Singapore’s Temasek Investment Company. Dr. Sugar is a trustee of the University of Southern California, board of visitors member of the University of California, Los Angeles Anderson School of Management, past Chairman of the Aerospace Industries Association, and a member of the National Academy of Engineering. Dr. Sugar has been a director of Amgen Inc. since 2010, Apple Inc. since 2010, Air Lease Corporation since 2010, and Chevron Corporation since 2005.

Dr. Sugar was selected to serve on our board of directors because of his experience as the leader of a global company, particularly as Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, his innovation, technology and high-growth experience, consumer and digital experience, particularly his experience on Apple’s board of directors, and his financial expertise.

Ursula Burns. Ms. Burns has served on our board of directors since September 2017. Ms. Burns served as Chairman of Xerox Corporation, a print technology and work solutions company, from July 2009 to May 2017, and Chief Executive Officer of Xerox Corporation from July 2009 to December 2016, prior to which she advanced through many engineering and management positions after joining the company in 1980. U.S.

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President Barack Obama appointed Ms. Burns to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016, and she served as chair of the President’s Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015. Ms. Burns currently serves on the board of directors of VEON Ltd, Nestlé S.A., and Exxon Mobil Corporation. Ms. Burns previously served on the board of directors of American Express Company from January 2004 to May 2018 and Xerox Corporation from April 2007 to May 2017.

Ms. Burns was selected to serve on our board of directors because of her experience as the leader of a global company, particularly her experience as Chairman and Chief Executive Officer of Xerox, her technology and digital experience, and her financial expertise.

Garrett Camp. Mr. Camp co-founded Uber and has served on our board of directors since July 2010. Mr. Camp formed Expa, LLC, a startup studio that works with founders to develop and launch new products, in May 2013. Prior to that, Mr. Camp served as Chief Executive Officer of StumbleUpon, a discovery engine company, from November 2001 to May 2012. Mr. Camp currently serves on the board of directors of several private companies, including Spot Tech, Inc., Haus Services, Inc., and Operator, Inc. Mr. Camp previously served on the board of directors of the several private companies, including Prism Skylabs, Reserve Media, Inc. and Mix Media, Inc.

Mr. Camp was selected to serve on our board of directors because of his experience as one of the co-founders and early leaders of our company, and as such, his extensive knowledge of our business, his innovation, technology, and high-growth experience, and his consumer and digital experience.

Matt Cohler. Mr. Cohler has served on our board of directors since June 2017. Mr. Cohler has been a partner at Benchmark Capital (“Benchmark”), a venture capital firm, since 2008. Prior to joining Benchmark, Mr. Cohler was Vice President of Product Management at Facebook, Inc., a social media company, from 2005 to June 2008, and Special Adviser until 2012. Prior to Facebook, Mr. Cohler was Vice President and General Manager at LinkedIn, a professional network, from 2003 to 2005. Mr. Cohler currently serves on the board of directors of Domo, Inc., a software company, a position he has held since April 2011, and also serves on the boards of several private companies, including Asana, Inc. since 2009, Quora, Inc. since 2010, ResearchGate Corporation since 2010, and 1stdibs, Inc., a vertical online marketplace, since 2011. Mr. Cohler previously served on the board of directors of several companies, including Tinder from 2014 to 2017, Edmodo, Inc. from 2011 to 2018, Duo Security, Inc. from 2013 to 2018, and Instagram from 2011 until its acquisition by Facebook in 2012.

Mr. Cohler was selected to serve on our board of directors because of his extensive experience with technology, high-growth, consumer and digital companies, as highlighted by his experience at Facebook, LinkedIn, and Tinder, as well as his financial expertise as a Partner at Benchmark.

Ryan Graves. Mr. Graves has served on our board of directors since July 2010. Mr. Graves is the founder and Chief Executive Officer of Saltwater Capital, an investment firm. Mr. Graves served as our Senior Vice President of Global Operations from September 2015 to September 2017, and as our Vice President of Operations from November 2011 to September 2015. From July 2010 to November 2010, Mr. Graves served as our Chief Executive Officer. From March 2010 to July 2010, Mr. Graves served as our Vice President Operations. Mr. Graves serves on the board of directors of Charity Global, Inc., a non-profit organization.

Mr. Graves was selected to serve on our board of directors because of his experience as one of the early leaders of our company, and as such, his innovation, technology, and high-growth experience, as well as his consumer and digital experience.

Arianna Huffington. Ms. Huffington has served on our board of directors since April 2016. Ms. Huffington is Chief Executive Officer of Thrive Global, a corporate and consumer well-being and productivity platform she

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founded in September 2016. Ms. Huffington founded The Huffington Post, a news and blog site, in May 2005. AOL acquired The Huffington Post in February 2011 and Ms. Huffington served as President and Editor-in-Chief of The Huffington Post Media Group from February 2011 to August 2016. Ms. Huffington serves on the board of directors of Onex Corporation, a private equity company, and on the boards of directors of the following non-profits: Berggruen Institute, Global Citizen, JUST Capital, and the Search Inside Yourself Leadership Institute. Ms. Huffington previously served on the board of directors of El PAÍS and PRISA from 2011 to 2018 and The Center for Public Integrity from 2011 to 2018.

Ms. Huffington was selected to serve on our board of directors because of her experience as the President and Editor in Chief of the Huffington Post, a global company, as well as her extensive consumer and digital experience, including as President of Thrive Global, and her digital experience.

Travis Kalanick. Mr. Kalanick co-founded Uber and has served on our board of directors since July 2010. Since March 2018, Mr. Kalanick has served as Chief Executive Officer of City Storage Systems, a company focused on redeveloping real estate assets to fuel urban job creation and neighborhood rejuvenation. From November 2010 to June 2017, Mr. Kalanick served as our Chief Executive Officer. Prior to Uber, Mr. Kalanick founded Red Swoosh, a networking software company, and served as its Chief Executive Officer from January 2001 to April 2007, when the company was acquired by Akamai Technologies. Mr. Kalanick currently serves on the board of directors of Kareo, Inc., City Storage Systems, and StyleSeat Inc.

Mr. Kalanick was selected to serve on our board of directors because of his experience as one of the co-founders and early leaders of our company, and as such, his extensive knowledge of our business, and his innovation, technology, and high-growth experience, as well as his consumer and digital experience.

Wan Ling Martello. Ms. Martello has served on our board of directors since June 2017. Ms. Martello served as Executive Vice President and Chief Executive Officer of Zone Asia, Oceania and Sub-Saharan Africa at Nestlé S.A., a Swiss multinational food and beverage company, from May 2015 to October 2018. From November 2011 to May 2015, Ms. Martello served as Chief Financial Officer at Nestlé. Ms. Martello has served on the board of directors of Alibaba Group since September 2015. Ms. Martello is a certified public accountant in the Philippines.

Ms. Martello was selected to serve on our board of directors because of her experience as a senior executive of Nestlé, a global company, her consumer experience as a director of Alibaba, her financial expertise as the Chief Financial Officer at Nestlé, and her global experience.

H.E. Yasir Al-Rumayyan. His Excellency Yasir Al-Rumayyan has served on our board of directors since June 2016. H.E. Yasir Al-Rumayyan has been a managing director at Public Investment Fund, a sovereign wealth fund owned by Saudi Arabia, since September 2015. Prior to Public Investment Fund, H.E. Yasir Al-Rumayyan held the position of Chief Executive Officer at Saudi Fransi Capital, a financial services company, from January 2011 to February 2015. From April 2008 to December 2010, His Excellency Yasir Al-Rumayyan served as Director of Corporate Finance of the Capital Market Authority of Saudi Arabia. H.E. Yasir Al-Rumayyan currently serves on the board of directors of Public Investment Fund of Saudi Arabia, Saudi Aramco, Saudi Industrial Development Fund, Saudi Decision Support Center, Sanabil Investments, Arm Limited, and SoftBank Group Corp. H.E. Yasir Al-Rumayyan previously served on the board of directors of Saudi Fransi Capital from January 2011 to February 2015 and Tadawul, the Saudi Stock Exchange, from February 2014 to January 2015.

H.E. Yasir Al-Rumayyan was selected to serve on our board of directors because of his financial expertise, particularly in his roles at the Public Investment Fund, his extensive government, policy and regulatory experience highlighted by his time at the Saudi Stock Exchange, and his extensive experience in the Middle East.

John Thain. Mr. Thain has served on our board of directors since September 2017. Mr. Thain served as Chairman and Chief Executive Officer of CIT Group, from February 2010 until March 2016, and as Chairman of

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CIT Group until May 2016. In January 2009, prior to joining CIT Group, Mr. Thain was President of Global Banking, Securities and Wealth Management for Bank of America. From December 2007 to January 2009, prior to its merger with Bank of America, Mr. Thain was Chairman and Chief Executive Officer of Merrill Lynch & Co., Inc. From June 2006 to December 2007, Mr. Thain served as Chief Executive Officer and a director of NYSE Euronext, Inc. following the NYSE Group and Euronext N.V. merger. Mr. Thain joined the New York Stock Exchange in January 2004, serving as Chief Executive Officer and a director. From June 2003 through January 2004, Mr. Thain was the President and Chief Operating Officer of The Goldman Sachs Group Inc., and from May 1999 through June 2003 he was President and Co-Chief Operating Officer. From December 1994 to March 1999, Mr. Thain served as Chief Financial Officer and Head of Operations, Technology and Finance, and from July 1995 to September 1997 he was also Co-Chief Executive Officer for European operations for The Goldman Sachs Group, L.P. Mr. Thain currently serves on the board of directors of Enjoy Technology, Inc., and he currently serves on the Supervisory Board of Deutsche Bank AG. Mr. Thain previously served on the board of directors of Goldman Sachs Group Inc. from 1998 to January 2004.

Mr. Thain was selected to serve on our board of directors because of his experience as Chief Executive Officer of several global companies and his financial expertise from his roles at CIT Group, Merrill Lynch, and NYSE Euronext.

David Trujillo. Mr. Trujillo has served on our board of directors since June 2017. Mr. Trujillo is a Partner of TPG, a private equity firm, and leads TPG’s Internet, Digital Media and Communications investing efforts across TPG Capital and TPG Growth. Prior to joining TPG in 2006, Mr. Trujillo was with GTCR, a Chicago-based private equity fund, from 1998 through 2005. Mr. Trujillo is currently a Director of AXS (in partnership with AEG), Cirque du Soleil, Creative Artists Agency, Ipsy, RCN and Grande Communications (recently acquiring Wave Broadband), RentPath, Univision Communications, and Vice Media. Mr. Trujillo led TPG’s growth investments in Airbnb and Spotify, as well as TPG’s historic credit investments in Citadel Broadcasting and Clear Channel. Mr. Trujillo previously served on the boards of Layer3 TV (sold to T-Mobile in 2018), Lynda.com (sold to LinkedIn in 2015), Fenwal Therapeutics (sold to Fresenius SE in 2012), HSM Electronic Protection (sold to Stanley Works in 2007), Sorenson Communications and Triad Financial (sold to Santander in 2010).

Mr. Trujillo was selected to serve on our board of directors because of his extensive experience in technology, high-growth, consumer, and digital companies, such as Airbnb and Spotify, as well as his financial expertise as a Partner of TPG.

Family Relationships

There are no family relationships among any of the directors or executive officers.

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A LETTER FROM DR. RONALD SUGAR, CHAIRPERSON OF THE BOARD

                    , 2019

Dear Stockholders,

Over the last two years, Uber has undergone an incredible transformation, buoyed by new leadership, the tireless work of our innovative employees, and a commitment by our board to the highest standards of corporate governance. As the company goes public, our board is focused on providing careful oversight to ensure this progress continues. World-class governance will be our north star, as we strive to responsibly manage risk, ensure transparency, and stand accountable to our stockholders.

Uber has always been committed to making bold bets to grow the business and produce a magical experience for the millions of consumers, drivers, and other partners that use our platform. As we make more of these investments, our board will always balance those risks with returns for stockholders and maintain a high bar for sustainability, ethics, and corporate citizenship.

It’s not enough that shareholders should always have a voice; we believe they should also always have a vote, too. This is why we replaced an earlier supervoting structure with one that requires one vote per share. We will always welcome feedback from our stockholders on whatever is most important to them, including corporate governance, sustainability, and executive compensation. We expect that this fair and open engagement with stockholders will drive increased accountability, improve our decision-making, and ultimately create additional value.

Thank you for your investment in Uber’s future. I am honored to serve as your chairperson as we move forward, together.

Sincerely,

Dr. Ronald Sugar

Chairperson of the Board of Directors

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CORPORATE GOVERNANCE

Our board of directors and leadership team firmly believe that we must be transparent with, and accountable to, our stockholders with respect to our culture, corporate governance practices, stockholder engagement, corporate responsibility and sustainability, and human capital development. The following includes a number of steps we have taken in furtherance of this commitment and the steps that we hope to take in the future.

Conduct and Culture

We are on a new path forward with the hiring of our Chief Executive Officer Dara Khosrowshahi in September of 2017, following many challenges relating to our culture, workplace practices, and reputation. Our workplace culture and forward-leaning approach got us to where we are today, but it was clear to our new management team that Uber needed to make a commitment to resolve our historical cultural and compliance problems. Our leadership team has sought to fundamentally reform our workplace culture by improving our governance structure, strengthening our compliance program, creating and embracing new cultural norms, committing to diversity and inclusion, and rebuilding our relationships with employees, Drivers, consumers, cities, and regulators. We embrace the future with optimism, and we work towards our mission based on eight cultural norms. Our team came together to write these cultural norms from the ground up to reflect who we are and where we are going:

•	We do the right thing. Period.

•	We build globally, we live locally. We harness the power and scale of our global operations to deeply connect with the cities, communities, drivers, and riders that we serve every day.

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We are customer obsessed. We work tirelessly to earn our customers’ trust and business by solving their problems, maximizing their earnings, or lowering their costs. We surprise and delight them. We make short-term sacrifices for a lifetime of loyalty.

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We celebrate differences. We stand apart from the average. We ensure people of diverse backgrounds feel welcome. We encourage different opinions and approaches to be heard, and then we come together and build.

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We act like owners. We seek out problems, and we solve them. We help each other and those who matter to us. We have a bias for action and accountability. We finish what we start, and we build Uber to last. And when we make mistakes, we’ll own up to them.

•	We persevere. We believe in the power of grit. We don’t seek the easy path. We look for the toughest challenges, and we push. Our collective resilience is our secret weapon.

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We value ideas over hierarchy. We believe that the best ideas can come from anywhere, both inside and outside our company. Our job is to seek out those ideas, to shape and improve them through candid debate, and to take them from concept to action.

•	We make big bold bets. Sometimes we fail, but failure makes us smarter. We get back up, we make the next bet, and we go!

We are actively committed to creating an environment in which all individuals are welcomed and valued. We strive to make Uber a desirable place to work by creating learning experiences, programs, compensation, and benefits that attract, develop, train, engage, motivate, reward, and retain the best talent. With a focus on teamwork, collaboration, and diversity and inclusion, we aspire to be a company where the best people want to work and are engaged every day.

Tone at the Top

Changing our conduct and culture begins with a strong “tone at the top” set by our board of directors. We have built a seasoned, qualified board of directors with the addition of new independent directors in 2017 and

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2018, including Ursula Burns, Wan Ling Martello, John Thain, and Ronald Sugar. Beginning in 2018, we separated the roles of Chairperson and Chief Executive Officer and appointed Dr. Sugar as our independent Chairperson.

We have revamped our senior management team, hiring respected leaders with extensive public and private sector experience. Our new management team is led by our Chief Executive Officer, Dara Khosrowshahi, who joined us in September 2017. We have since also hired Nelson Chai, Chief Financial Officer; Barney Harford, Chief Operating Officer; Tony West, Chief Legal Officer; Nikki Krishnamurthy, Chief People Officer; Bo Young Lee, Chief Diversity and Inclusion Officer; Matt Olsen, Chief Trust and Security Officer; and Scott Schools, Chief Compliance and Ethics Officer, among other senior executives. These executives have significantly strengthened our workplace practices and culture.

We hold our senior leaders accountable for maintaining tone at the top.

Our leadership team is committed to using a proactive and collaborative approach with cities and regulators. As a result, we are rebuilding and strengthening our relationships with cities and regulators around the world, and engaging in an ongoing, constructive dialogue.

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In Berlin and Munich, we are actively working with regulators to introduce eco-friendly products, such as dockless e-bikes and our all-electric vehicle product Uber Green, to help those cities decrease air pollution, reduce urban congestion, and increase access to clean transportation options.

•	In Argentina, we partnered with officials in the province of Mendoza to design the first Ridesharing regulations in the country in 2018.

In addition, our leadership team is focused on strengthening our commitment to Drivers through initiatives including:

•	Our Driver-focused “180 Days of Change” campaign, during which we created 38 new features and improvements for Drivers, crafted specifically to address their feedback.

•	An “Early Tester Program” for Drivers to try features and updates before they are widely available.

•	A Driver safety initiative in early 2018, during which we introduced new features designed to provide Drivers more control and peace of mind while behind the wheel.

We are also working to fundamentally reform our workplace culture by improving our governance structure, strengthening our compliance program, creating and embracing new cultural norms, and committing to diversity and inclusion.

Integrating Our Values and Ethical Conduct Into Our Culture

Guided by our senior management team, we focus on empowering individuals by establishing global policies, programs, and processes that integrate our values, cultural norms, and standards of conduct into our organization and guide and support our employees in making decisions that adhere to our values, cultural norms, and standards of conduct. We aim to put integrity at the core of all of our decisions. The following are examples of our programs and associated efforts to set, reinforce, and embed our values, ethics, and standards of conduct at Uber:

•	Integrating cultural norms internally by:

•	engaging in an awareness campaign regarding our mission and cultural norms, including publicly releasing our annual diversity report for the first time in March 2017, and again in April 2018;

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soliciting feedback from our employees through our culture survey and instituting action plans based on the survey results, including an equal and expanded parental leave policy for all parents regardless of gender or caregiver status;

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putting our cultural norms in action by expanding the number of our ERGs to 15 and the number of members from approximately 2,000 to almost 7,000 in 2017, and rewarding employees who showed significant leadership in ERGs;

•	encouraging employees to submit nominations for employees who truly bring our cultural norms to life in their work, and then highlighting each month the employee nominations with exceptional stories;

•	rewarding employees for furthering our cultural norms by recognizing them during the employee performance review process;

•	updating our interview process and arbitration policies to align with our mission and cultural norms; and

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training over 5,000 employees through December 31, 2018 on key culture-related policies, including required diversity and inclusion management training for all senior employees and required manager training for all managers.

•	Extending our cultural norms externally by:

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partnering with organizations that are working to bring more women and members of underrepresented groups into tech, including BUILD, SMASH, Code.org, Girls Who Code, The Hidden Genius Project, the National Society of Black Engineers, Iridescent, and DevMission;

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launching both our “180 Days of Change” campaign and “Uber Pro” rewards program to reward Drivers both on and off the road, whether through higher earnings, discounts that help Drivers get the most from their time on the road, or fully-funded higher education to help them and their families get ahead;

•	partnering with AXA in Europe to offer Drivers “Partner Protection” to provide Drivers with access to additional accident, injury, illness, and maternity and paternity benefits; and

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publicly supporting policies that drive diversity and inclusion in the countries where we operate so that people everywhere have the right to live, work, and be their authentic selves, including standing for causes that defend the rights of immigrants by being a member of the “Coalition for the American Dream,” and standing up for LGBTQ+ causes by joining the Human Rights Campaign’s “Business Coalition for the Equality Act.”

Promoting Integrity

At Uber, we want to develop an environment where we hold ourselves to the highest standards of integrity. We expect employees to raise concerns or questions regarding ethics, compliance, workplace culture, discrimination, or harassment, and to promptly report suspected violations of these and other applicable laws, regulations, rules, policies, procedures, and standards, including our Business Conduct Guide. To help in this effort, we offer several channels through which employees and others may report ethical or compliance concerns, including an enhanced global Uber Integrity Helpline, a toll-free number that is available 24 hours a day, seven days a week, 365 days a year and is staffed by live operators who can connect to translators to accommodate multiple languages.

Calls to the Uber Integrity Helpline are received by a third-party vendor, which conducts intake for the concerns raised on the calls. Reported matters are promptly brought to the attention of our internal investigations teams. Our Investigations Protocol allocates responsibility for handling the concerns to the appropriate function within our company. As a general matter, our Global Head of Internal Audit, Chief Compliance and Ethics Officer, and Chief Trust and Security Officer share responsibility for reviewing concerns expressed through the Integrity Helpline and are responsible for ensuring that such concerns are handled appropriately. Concerns may also be reported to or through managers, HR business partners, and a dedicated e-mail address. In addition,

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individuals may raise concerns through a web portal that is available in a number of languages including English, Spanish, Portuguese, and French, among others. Any individual may also raise a concern by accessing our corporate website. Individuals may choose to remain anonymous when reporting such matters to the extent permitted by applicable laws and regulations.

Our corporate policies prohibit retaliatory actions against anyone who raises concerns or questions or who participates in a subsequent investigation of such concerns or questions. Our Global Head of Internal Audit and our Chief Compliance and Ethics Officer both report to the Audit Committee no less than quarterly regarding issues raised through the Uber Integrity Helpline.

Business Conduct Guide

We have adopted a Business Conduct Guide, which will be posted on the investor relations page on our website soon after completion of this offering. Following this offering, we also intend to disclose on our website any amendments to the sections of our Business Conduct Guide that constitute our Code of Ethics and any waivers granted to our executive officers or directors.

Corporate Governance

We strive to maintain the highest governance standards in our business. Our commitment to effective corporate governance is illustrated by the following practices:

What We Do

✓ One share one vote

✓ An independent Chairperson

✓ Regular evaluations of the composition of our board of directors and consideration of women and minority candidates as well as candidates with diverse backgrounds, experiences, and skills

✓ Standing Audit, Compensation, and Nominating and Governance Committees

✓ Board and standing committee meetings at least quarterly

✓ Annual elections for all directors

✓ Directors elected by majority vote in uncontested elections

✓ Board oversight of management succession planning

✓ Board and committee evaluation process

✓ Stock ownership guidelines for executive officers

✓ Clawback policy for executive officers

What We Don’t Do

×  Dual class stock

×  Allow hedging or pledging of Uber stock by directors or employees without approval by our board of directors

×  Allow directors to serve on more than four other public company boards, or more than one other public company board if the director is also a Chief Executive Officer

×  Have a shareholder rights plan (“poison pill”)

×  Have a classified board

Corporate Governance Guidelines

In connection with the completion of this offering, we expect to adopt corporate governance guidelines that embody many of our governance policies, practices, and procedures, which are the foundation of our commitment to effective corporate governance. Following adoption, the Nominating and Governance Committee will review the corporate governance guidelines periodically and recommend amendments to our board of

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directors as appropriate. The corporate governance guidelines will outline the responsibilities, operations, qualifications, and composition of our board of directors, among other matters. The full text of our corporate governance guidelines will be posted on the investor relations page of our website. We also intend to disclose on our website any future amendments of our corporate governance guidelines.

Director Independence

Nine of the 12 members of our board of directors are independent under the listing standards of the                 . A description of our independence criteria and the results of the board’s independence determinations are set forth below under the heading “Director Independence Determination.”

Committees of the Board of Directors

We expect that the corporate governance guidelines and committee charters in effect upon completion of this offering will require all members of the Audit and Nominating and Governance Committees to be independent. The Compensation Committee is composed of a majority of independent directors and will consist of solely independent directors within one year of our initial public offering. The Nominating and Governance Committee will recommend committee composition and committee chairs to the board of directors at least annually. The board of directors and each committee will have the authority to engage, and approve the fees of, independent legal, financial, or other advisors as they may deem necessary, without consulting with or obtaining the approval of management.

Additional Board Service

No director may serve on more than four other public company boards or on more than one other public company board if the director is also Chief Executive Officer of Uber or another public company. The Nominating and Governance Committee may approve exceptions if it determines that the additional service will not impair the director’s effectiveness as a member of our board of directors.

Majority Voting for Directors

In an uncontested election, each director will be elected by a majority of the votes cast. If an incumbent director in an uncontested election fails to receive the required vote for re-election, our board of directors will evaluate whether it should accept the director’s resignation, which must be tendered to our board of directors pursuant to our governance documents. Our board of directors may consider any factors it deems relevant in deciding whether to accept a resignation from such director.

Role of our Board of Directors in Succession Planning

The responsibilities of our board of directors include planning for Chief Executive Officer succession and monitoring and advising on succession planning for other executive officers. The goal of our board of directors is to have a long-term and continuing program for effective senior leadership development and succession. We have a contingency plan in place for emergencies such as the death, disability, or unexpected or sudden departure of an executive officer.

Prohibition on Hedging and Pledging Shares

Under our bylaws, directors and employees are not permitted to hedge their economic exposures to Uber stock, or use their Uber stock as collateral for a loan, without the approval of our board of directors.

Stock Ownership Guidelines

In an effort to align the interests of our executive officers and our stockholders, we plan to adopt stock ownership guidelines applicable to our executive officers to be effective upon the closing of this offering. Within five years after becoming subject to the guidelines, our executive officers would be expected to hold Uber stock valued at a multiple of their annual base salaries, consisting of six times annual base salary for the CEO and three times annual base salary for our other executive officers.

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Clawback Policy

We expect to adopt a clawback policy to be effective upon the closing of this offering, pursuant to which our board of directors may seek to recover equity compensation from an executive officer awarded after the date of the policy for material breaches of restrictive covenants in agreements between us and the officer, or in connection with accounting restatements as a result of material non-compliance with any financial reporting requirement as a result of the officer’s misconduct.

Board Oversight and Composition

Our board of directors oversees our business affairs and works with senior management to determine our long-term strategy. A transparent dialogue between our board of directors, its standing committees, and senior management is essential to our board of directors’ oversight role, and, to this end, our board of directors and its standing committees intend to regularly conduct meetings with risk management experts and our senior officers responsible for risk oversight, including our Chief Legal Officer, Chief Compliance and Ethics Officer, Chief Financial Officer, Chief Executive Officer, Executive Risk Council, and the Enterprise Risk Management Working Group. Our Executive Risk Council and Enterprise Risk Management Working Group, which includes a broad group of risk management and governance leaders at Uber, are responsible for identifying key risks that may hinder the achievement of our enterprise goals and recommending risk management actions and priorities to our Audit Committee and board of directors. In addition, our Audit Committee oversees our risk management procedures and processes for preventing and detecting fraud.

Our Board of Directors’ Role in Risk Oversight

Our commitment to innovation inherently involves significant risk, as exemplified by our cultural norm of making “big bold bets.” As a result, one of our board of directors’ important functions is the oversight of risk management. Our board of directors’ assessment of and decisions regarding risk occur in the context of and in conjunction with our board of directors’ and standing committees’ other activities. We seek to align our approach to risk-taking with our business strategy by encouraging innovation while managing our levels of risk.

Risk Assessment Responsibilities and Processes

Our committee charters and risk management policies set forth the following risk-related responsibilities:

The Board of Directors	Management

•  Has primary responsibility for risk oversight.

•  Assigns specific oversight duties to the committees of the board.

•  Receives periodic briefings and participates in informational sessions with management, the Executive Risk Council, and the Enterprise Risk Management Working Group on the types of risks we face and our enterprise risk management system.

•  Receives reports from management on risks as they arise.

•  Identifies risk and develops risk controls related to significant business activities.

•  Includes risk assessments in strategy decisions.

•  Develops programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk with potential reward, and the appropriate manner in which to manage risk.

•  Establishes procedures to prevent, deter, and detect fraud.

•  Provides reports and updates on risk-related matters to the Audit and Compensation Committees.

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The Audit Committee	The Nominating and Governance Committee

•  Annually reviews our risk profile, including, without limitation, with respect to cybersecurity matters.

•  Obtains an annual report on management’s implementation and maintenance of a company-wide risk management process from the Executive Risk Council.

•  Receives periodic briefings on our internal audit function, risk identification, mitigation, and control.

•  Reviews our risk management processes and procedures periodically.

•  Reviews with management our major financial risk exposures and the steps management has taken to monitor such exposures, including policies and procedures with respect to risk assessment and risk management.

•  Receives and discusses quarterly updates from the Global Head of Internal Audit regarding our risk management processes and systems of internal control.

•  Oversees management’s arrangements for the prevention, deterrence, and detection of fraud and management’s responses to allegations of fraud.

•  Reviews allegations of fraud disclosed to the Audit Committee, including those involving management or any employee with a significant role in our internal controls over financial reporting, legal compliance, or corporate governance.

•  Reviews risks associated with our corporate governance framework and provides recommendations as appropriate.

•  Identifies, interviews, recruits, and performs due diligence on potential board members and evaluates the independence of each director and director candidate.

The Compensation Committee

•  Oversees compensation program for employees and senior management.

•  Oversees and reviews compensation-related risks.

•  Reviews conflicts of interest involving advisors to the Compensation Committee.

Board’s Role in Cybersecurity Oversight

Safeguarding our critical networks and the information that platform users share with us is vital to our business. Our board of directors oversees our efforts to address cybersecurity risk through the oversight of our senior management team, including our Chief Trust and Security Officer and Chief Information Security Officer. Our Trust and Security organization is responsible for a range of cybersecurity activities, including conducting threat environment and vulnerability assessments, managing cyber incidents, pursuing projects to strengthen internal cybersecurity, working closely with our privacy and legal teams, coordinating with our operations teams to evaluate the cybersecurity implications of our products and offerings, and coordinating management’s efforts to monitor, detect, and prevent cyber threats to our company. In addition, the Audit Committee annually reviews Uber’s risk profile with respect to cybersecurity matters.

Board Leadership Structure

Our existing governance documents provide that the Chairperson of our board of directors must not be affiliated with us or any of our principal stockholders. Dr. Sugar currently serves as the independent Chairperson of our board of directors. In this role, he provides independent leadership and oversight of the board of directors and serves as a liaison between our board of directors and senior management. An independent Chairperson helps enable independent directors to raise issues and concerns to the independent Chairperson for consideration by the board of directors before involving senior management.

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Director Skills, Experience, and Background

Listed below are certain skills and experiences that we consider important for our board of directors in light of our current business and structure.

Diversity of Background and Experience	Directors with varied genders, ages, ethnicities, races, national origins, geographical backgrounds, and experiences bring diverse perspectives to the boardroom and foster our culture of valuing diversity throughout our company.
Global Company Leadership

We value leadership experiences of chief executive officers and operating executives at businesses and organizations that operate on a global scale and face significant competition, utilize technology, or have other rapidly evolving business models.

We value public company board experience.

Innovation, Technology, and High-Growth Experience	We believe that experience in identifying and developing emerging products, technologies, and business models, and generating disruptive innovation is useful for understanding our research and development strategy, competing technology, and our market segment.
Consumer and Digital Experience	We value directors with a background in the development and improvement of consumer experiences with a company’s products, services, and brand, including through a digital interface.
Financial Expertise

Knowledge of financial markets, financing operations and accounting, and financial reporting processes assists our directors in understanding, advising on, and overseeing our capital structure, financing, and investing activities, and our financial reporting and internal controls.

Directors with a background in business or corporate development can provide insight into designing and implementing strategies for growing our business.

Government, Policy, and Regulatory Experience	We interact with governments worldwide and are subject to laws and regulations in many jurisdictions. Directors who have experience navigating a complex legal and regulatory landscape can assist our board of directors in fulfilling its strategy and compliance oversight function.

Board Composition

Our board of directors currently consists of 12 members. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and certain of our stockholders. This agreement will terminate upon the closing of this offering.

Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares so as to elect (1) one director designated by Benchmark Capital Partners VII, L.P., currently Mr. Cohler; (2) one director designated by TPG Equity Holdings, L.P., currently Mr. Trujillo; (3) one director designated by Expa-1, LLC, currently Mr. Camp; (4) one director designated by Ryan Graves, currently Mr. Graves; (5) one director designated by the Public Investment Fund, currently H.E. Yasir Al-Rumayyan; (6) three directors designated by Travis Kalanick, currently Mr. Kalanick, Ms. Burns, and Mr. Thain; (7) the person serving as our Chief Executive Officer, currently Mr. Khosrowshahi; (8) five independent directors nominated by a committee of our board of directors and approved by a majority of the voting directors, currently Ms. Huffington, Ms. Martello, and three vacancies; (9) one unaffiliated director nominated by a committee of our board of directors and approved by a majority of the voting directors as our Chairperson, currently Dr. Sugar; and (10) two directors designated by SoftBank, both seats currently vacant.

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Director Independence Determination

Our board of directors has determined that, applying the standards adopted by the , each of the following directors is independent:

Ursula Burns Garrett Camp Matt Cohler	Arianna Huffington Wan Ling Martello H.E. Yasir Al-Rumayyan	Ronald Sugar John Thain David Trujillo

Our board of directors has determined that Dara Khosrowshahi, Travis Kalanick, and Ryan Graves are not independent. Mr. Khosrowshahi is our Chief Executive Officer, Mr. Kalanick recently served as our Chief Executive Officer, and Mr. Graves recently served as our Senior Vice President, Operations.

Our board of directors intends to adopt categorical standards to assist it in evaluating the independence of each of its directors. The categorical standards will describe various types of relationships that could potentially exist between a director or an immediate family member of a director and Uber, and will set thresholds at which such relationships would be deemed to be material. Provided that no relationship or transaction exists that would disqualify a director under the categorical standards and no other material relationship exists, taking into account all other facts and circumstances, including the recommendation of the Nominating and Governance Committee regarding director independence, our board of directors will deem such person to be independent.

Board Diversity

Under our corporate governance guidelines, which we expect will become effective upon the closing of this offering, diversity is one of several critical factors that the Nominating and Governance Committee considers when evaluating the composition of our board of directors, amongst other critical selection criteria, including (i) integrity, (ii) sound business judgment, (iii) commitment to the highest ethical standards, (iv) background, (v) skills and relevant business experience, (vi) ability and willingness to commit time to the board of directors and represent long-term interests of stockholders and (viii) expected contributions to the board of directors. For a company like ours, which operates in 63 countries around the globe, diversity factors that are considered include race, ethnicity, gender, national origin, and geography. Our board of directors currently includes three women, two ethnic minorities, directors ranging in age from 35 to 70, and directors with a range of geographic diversity. Our board of directors is committed to including individuals whose backgrounds reflect the diversity represented by our employees and platform users. In addition, each director contributes to the board’s overall diversity by providing a variety of perspectives based on distinct personal and professional experiences and backgrounds. We are committed to maintaining and enhancing the diversity of our board of directors and in furtherance of this, the Nominating and Governance Committee will conduct annual self-evaluations to assess its performance and effectiveness, which we expect will include its consideration of diversity and other selection criteria.

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Director Tenure

Our corporate governance guidelines will provide for the Nominating and Governance Committee to monitor director tenure and performance. As the following chart demonstrates, the composition of our board of directors reflects a mix of tenures, which we believe balances historical and institutional knowledge, and an understanding of the evolution of our business with fresh perspectives from our newer directors:

Committees of the Board of Directors

To support effective governance, our board of directors delegates certain of its responsibilities to committees. We have three standing committees—the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee—and may from time to time form other committees. The standing committees of our board of directors are described below:

Audit Committee
Members:	Committee Roles and Responsibilities:

John Thain (Chair), Ursula Burns, Matt Cohler, and Wan Ling Martello

The Audit Committee assists the board of directors in fulfilling its oversight responsibility relating to, among other things:

•  the integrity of our financial statements and financial reporting process, including the review of our annual and quarterly financial statements and reports;

•  the integrity of our accounting and financial reporting processes and systems of internal controls over financial reporting, including review with management, our independent auditors, and head of our internal audit function;

•  the performance of the internal audit function and plan;

•  the engagement of our independent auditors and the evaluation of their qualifications, independence, and performance;

•  our compliance with legal and regulatory requirements, including an assessment of our compliance program; and

•  policies and processes for risk management and fraud prevention.

John Thain, the chair of the Audit Committee, qualifies as an “Audit Committee financial expert” as defined by the SEC.

Each of the members of the Audit Committee is independent within the meaning of applicable SEC rules and the corporate governance rules of the                 .

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Nominating and Governance Committee
Members:	Committee Roles and Responsibilities:

Ronald Sugar (Chair), Ursula Burns, Wan Ling Martello, and David Trujillo

The Nominating and Governance Committee assists the board of directors in the following functions, among others:

•  periodically reviewing our corporate governance framework and recommending changes as appropriate;

•  identifying, interviewing, and recruiting individuals to become members of the board of directors and evaluating the independence of each director and director candidate at least annually;

•  periodically reviewing and making recommendations to the board of directors regarding the size of the board of directors and of its committees;

•  evaluating and recommending to the board of directors at least annually each committee’s composition;

•  overseeing the board of directors’ and each committee’s annual self-evaluation process, the orientation program for new directors, and a continuing education program for current directors;

•  considering stockholder proposals and recommending actions on such proposals; and

•  considering and approving requests by directors or officers to serve on boards of directors of other companies.

Each of the members of the Nominating and Governance Committee is independent within the meaning of applicable SEC rules and the corporate governance rules of the .

Compensation Committee
Members:	Committee Roles and Responsibilities:

David Trujillo (Chair), Ryan Graves, and Arianna Huffington

The Compensation Committee has been delegated broad authority to oversee the compensation of officers, employees, consultants, and other service providers of Uber.

The Compensation Committee assists the board of directors in the following functions, among others:

•  annually reviewing and approving the individual and corporate goals and objectives for our executive officers;

•  establishing, reviewing, and approving salaries, bonuses, and other compensation for our executive officers;

•  reviewing and approving executive compensation agreements and any material amendments thereto;

•  reviewing and approving incentive compensation plans for executive officers and grants thereunder;

•  overseeing and at least annually reviewing management’s assessment of major compensation-related risk exposures and the mitigation thereof;

•  periodically reviewing our stock ownership guidelines for executive officers and annually assessing compliance with such guidelines;

•  periodically reviewing and recommending to the board of directors the type and amount of compensation paid to directors; and

•  considering the results of stockholder advisory votes on executive compensation and the frequency of such votes.

A majority (two out of three) of the members of the Compensation Committee (i) are independent within the meaning of applicable SEC rules and the corporate governance rules of the and (ii) are “non-employee directors,” as defined in Section 16 of the Exchange Act.

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Committee Composition

	Audit	Nominating and Governance	Compensation
Ronald Sugar (Independent Chairperson)
Ursula Burns
Garrett Camp
Matt Cohler
Ryan Graves
Arianna Huffington
Travis Kalanick
Dara Khosrowshahi
Wan Ling Martello
H.E. Yasir Al-Rumayyan
John Thain
David Trujillo

committee member

committee chair

Board and Committee Self-Evaluations

Annual Board Self-Evaluations

We expect that the board will conduct an annual self-evaluation, which will be developed and recommended to the board of directors by the Nominating and Governance Committee. The Nominating and Governance Committee will oversee this process and report to our board of directors regarding the performance and effectiveness of the board and each member of the board of directors. Using the results of this evaluation as a guide, our independent Chairperson will lead a discussion with the full board of directors during an executive session about any proposed changes based on the results of this evaluation.

Annual Committee Self-Evaluations

We expect that each committee will conduct an annual self-evaluation of its performance. The Nominating and Governance Committee will oversee this process and will periodically report to the board of directors on the performance and effectiveness of each committee in fulfilling its responsibilities.

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Meetings of the Board of Directors and Standing Committees

Our board of directors and Audit, Compensation, and Nominating and Governance Committees currently meet, and will meet, at least quarterly. In 2018, our board of directors met 14 times, the Audit Committee met seven times, and the Compensation Committee met six times. The Nominating and Governance Committee was formed in October 2018, met one time in 2018, and expects to meet quarterly beginning in 2019.

Meetings of Non-Management Directors

After the completion of this offering, our non-management directors will meet in executive session without employees in attendance each time the full board of directors convenes for a regularly scheduled meeting, which is at least four times each year, and at other times as necessary.

Stockholder Engagement

We believe effective corporate governance includes constructive conversations with our stockholders on topics such as strategy, operating performance, corporate governance, executive compensation, environmental sustainability, and responsibility and social impact issues, and that these conversations drive increased corporate accountability, improve decision-making, and ultimately create long-term stockholder value. Our Nominating and Governance Committee is expected to provide guidance no less than annually to our board of directors and senior management about the framework for our board of directors’ oversight of, and involvement in, stockholder engagement. We believe a stockholder engagement framework should promote the following:

•	Accountability. To drive and support effective corporate governance and board practices to help ensure oversight from and accountability to our stockholders.

•

Transparency. To maintain high levels of transparency on a range of financial, governance, and corporate responsibility issues to build trust and sustain two-way dialogue that supports our business success.

•	Engagement. To proactively engage with stockholders on a range of topics to identify, evaluate, and, where appropriate, respond to emerging trends and issues relevant to our business.

Through our stockholder engagement, we can discuss and receive input, provide additional information, and address questions on our corporate strategy, executive compensation programs, corporate governance, and other topics of interest to our stockholders, such as our corporate responsibility activities discussed above. Even before becoming a publicly-traded company, our senior management team has worked to establish and implement a culture of transparency, by regularly engaging with our stockholders and providing updates on our financial and business performance. We believe these engagement efforts with our stockholders will allow us to better understand our stockholders’ priorities and perspectives and provide us with useful input concerning our corporate strategy, our compensation, and corporate governance practices. Over the last year, we have substantially reshaped our corporate governance structure, policies, and procedures based on input from our stockholders.

Corporate Responsibility and Sustainability

We strive to set ambitious goals and make strategic investments to advance our environmental sustainability and responsibility, improve our diversity and inclusion, and have a positive social impact on the communities in which we operate.

Environmental Sustainability and Responsibility

We aspire to play a meaningful role in creating a sustainable, low-carbon future and addressing environmental challenges. We believe that a transportation system based on personal car use is inefficient and

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unsustainable. Greenhouse gas emissions from transportation account for more than one-eighth of the global footprint, and we are currently exploring programs to tackle air pollution and reduce our carbon footprint. For example, we have partnered with the San Joaquin Regional Transit District and have launched pilot programs in several cities in Florida and Massachusetts to make ridesharing services more affordable and fill in gaps in the transit system. As described above, we announced a Clean Air Plan to make London a healthier place to live by reducing air pollution. We also are actively working with regulators in Berlin and Munich to introduce eco-friendly products, such as dockless e-bikes and our all-electric vehicle product Uber Green, to help those cities decrease air pollution, reduce urban congestion, and increase access to clean transportation options.

Diversity and Inclusion

We strive to build a diverse and inclusive workforce and foster an environment in which authenticity is celebrated as a strength. We believe that a diverse and inclusive workforce is critical to helping us attract and retain the talent necessary to advance innovation and drive our business forward. To evidence our commitment to this mission, as described above, we hired a Chief Diversity and Inclusion Officer, Bo Young Lee, and a Chief People Officer, Nikki Krishnamurthy, to lead our human resources, recruiting, workplace, and diversity and inclusion teams.

We support our ERGs, which include our numerous affinity groups for diverse employees. Our ERGs are working on new ways to enhance our culture and to help ensure that Uber better serves Drivers, consumers, restaurants, shippers, carriers, and cities.

Some of our other initiatives for diversity and inclusion include:

Propelling more women and underrepresented individuals into technology.

We strive to support our female employees and support women in technology around the world. We have invested in and partnered with organizations working to bring more women and underrepresented individuals into the technology industry, including BUILD, SMASH, Code.org, Girls Who Code, The Hidden Genius Project, the National Society of Black Engineers, Iridescent, and DevMission.

Celebrating diversity.

•  Our employees, Drivers, and consumers are from countries all around the world, and we do not believe racism and discrimination have any place in our offices or on our platform.

•  We have banned violent hate groups from using our platform.

•  As described above, we have joined the Coalition for the American Dream and pledged support to Drivers affected by the travel ban in 2017 in the United States.

•  We seek to help eliminate barriers underrepresented individuals face in science, technology, engineering, and mathematics (“STEM”) by supporting STEM education programs for underrepresented groups.

Supporting LGBTQ+ equality.

•  We strive to promote LGBTQ+ equality in our offices and in our communities.

•  For the past two years, we have earned a top score of 100 on the Human Rights Campaign Foundation’s Corporate Equality Index (“CEI”), which deemed Uber one of the “Best Places to Work for LGBT Equality.” The CEI is an annual survey that helps corporations understand and implement best practices internally that are inclusive of the LGBTQ+ community.

•  As described above, we are a member of the “Business Coalition for the Equality Act”, and we support federal legislation in the United States that would ensure equal protections in the workplace for members of the LGBTQ+ community.

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Social Impact

We believe in empowering people through technology and advancing social impact initiatives to benefit society. These initiatives include:

•

Enhancing safety of Drivers and consumers. With over 200 employees focused on building new technologies that put safety at the heart of the Uber experience, and thousands of community operations employees dedicated to ensuring safety on our platform, we are committed to enhancing safety. To that end, we have expanded our Safety Advisory Board and added additional safety features to our platform, and have strengthened our background checks in the United States. In December 2018, we introduced our partnership with Crime Stoppers International in a few cities across the United States, Canada, and Latin America to provide Drivers with tools to report criminal activity while keeping their identities anonymous. We strive to promote the safety of our employees, Drivers, and consumers.

•

Helping build safer communities. We are developing new technology tools that aim to improve safety in cities. We record the location of every ride in real time, and our team can rapidly respond to safety incidents that are reported to us. We can help cities reduce instances of driving under the influence of alcohol and drugs by providing people with quick and effective on-demand transportation as an alternative to driving while intoxicated. We have also partnered with Mothers Against Drunk Driving to encourage people to use public transportation or ridesharing services instead of driving under the influence. The National Highway Traffic Safety Administration reports that 28% of all traffic-related deaths in the United States were due to alcohol-impaired driving crashes in 2016. A Temple University study has shown that our entry into certain markets was followed by a drop in alcohol-related fatalities from motor vehicle crashes. Similarly, a study that we conducted in partnership with Mothers Against Drunk Driving indicated a relationship between our Ridesharing penetration in cities and a decrease in alcohol-related automobile accidents involving people under the age of 30. We also build relationships with local officials and law enforcement to promote safe cities. For example, we have published procedures to enable law enforcement to access Trip data and other information that may be critical for solving criminal cases quickly and securely through our Uber Law Enforcement Portal.

•

Preventing human trafficking. As a company that, among other things, provides consumers with access to personal mobility options, we want to do our part to help end transportation of trafficked people. We have partnered with numerous organizations that seek to end the commercial and sexual exploitation of trafficked children through awareness, advocacy, policy, and legislation. We also have online resources to educate Drivers on human trafficking, including how to spot it, and what to do when they suspect someone is being trafficked.

Human Capital Development

Our success depends on our ability to attract and retain talented and skilled employees and independent Drivers. As of September 30, 2018, we had a global workforce of 20,097 employees, and we partnered with over 3.5 million Drivers globally.

As described above, we have invested, and plan to continue to invest, in creating a diverse and inclusive environment in which our employees can deliver their best every day, and we endeavor to empower them to give back to the communities where we operate. This is exemplified by the large number of our employees who have participated in our numerous ERGs.

We also invest heavily in people development for our employees. We aim to accelerate our business by enabling people and teams to do their best work and achieve their highest potential, including, among other things, by investing significantly in leadership and management training and development. For example, we have offered employees online executive education courses taught by Harvard Business School faculty with focuses on leadership and strategy.

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We have not only focused on developing our employees, but we have also strengthened our commitment to Drivers as part of our new path forward. In addition to our “180 Days of Change” campaign, in November 2018, we introduced a Driver rewards program, Uber Pro, in beta mode in eight U.S. cities, which allows eligible Drivers to unlock rewards such as discounts on car maintenance, cash back at gas stations, and faster airport pickups. As part of our Uber Pro launch, we partnered with Arizona State University to provide eligible Drivers or their families the opportunity to complete courses toward more than 80 undergraduate degrees or a non-degree certificate, take English language courses or become certified in entrepreneurship, all through Arizona State University Online, with tuition fully covered. Classes can be completed online anytime, so education can fit around each Driver’s life and not the other way around.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of our executive compensation philosophy, objectives, and design, our compensation-setting process, our executive compensation program components, and the decisions made for compensation in respect of 2018 for our executive officers should be read together with the compensation tables and related disclosures set forth below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Overview

In 2017, our board of directors commenced a process to transform Uber from a founder-led, private company into a publicly traded company led by a diverse, experienced, and talented senior management team with world-class governance. In September 2017, our board of directors appointed Dara Khosrowshahi to lead us through this transformation as our Chief Executive Officer. Mr. Khosrowshahi had previously been the Chief Executive Officer of Expedia Group, Inc., an online global travel services company with a market capitalization of over $22 billion at the time of his departure. We continued our transformation with the hiring of Barney Harford, in January 2018, to be our Chief Operating Officer, and Nelson Chai, in September 2018, to be our Chief Financial Officer. Mr. Harford had previously been the Chief Executive Officer of Orbitz Worldwide, a global online travel company, and Mr. Chai had previously been the President and Chief Executive Officer of the Warranty Group, a provider of warranty solutions and underwriting services. Nikki Krishnamurthy joined us as our Chief People Officer in October 2018, having previously led human resources at Expedia Group, Inc. Under the leadership of our senior management team, we have fundamentally reformed our culture by improving our governance structure, strengthening our compliance program, embracing our new cultural norms, and rebuilding our relationships with our partners.

To attract our talented team, we offered compensation packages that were competitive with our team’s compensation at their prior employers, rather than strictly based on a peer analysis. Because the prior employers of our senior management team were diverse in size and compensation philosophy, our compensation packages vary by individual. In addition, to align the interests of our senior management team with our stockholders through our initial public offering process and beyond, the compensation packages we offered to senior management, in most cases, contain significant equity compensation components and include vesting targets that are tied to the development of our business as measured by, among different metrics, our valuation and safety improvement. Following this offering, we are committed to pursuing an executive compensation philosophy that embraces the best practices of large, multinational companies, as discussed further below.

Executive Compensation Philosophy, Objectives, and Design

Philosophy. We are focused on our mission of igniting opportunity by setting the world in motion. We operate in rapidly evolving and highly competitive markets worldwide. To succeed in these environments and execute our strategy of building our platform, we must increase the scale of our global network, continue to develop and update our technology, use our product expertise and operational excellence, invest in new offerings on our platform, partner with other cities, and encourage our executives to model our cultural norms while successfully accomplishing our long-term strategic goals. To achieve these objectives, we need to attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities.

Following many challenges regarding our culture, workplace practices, and reputation, our leadership team has sought to reform our culture fundamentally by improving our governance structure, strengthening our

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compliance program, creating and embracing our new cultural norms, committing to diversity and inclusion, and rebuilding our relationships with employees, Drivers, consumers, cities, and regulators. To help us successfully navigate this transition, we sought to attract and retain a team of highly talented and experienced executive officers who we believed could help us achieve our long-term strategic goals while reinforcing our cultural norms to encourage and support our success. The components and structure of the compensation we offered to our executive officers during this period varied as a result. As we transition to become a publicly-traded company, we have begun to sharpen our focus on our executive compensation program. We intend to work to align our overall executive compensation philosophy and program with those of leading U.S.-based publicly-traded companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

Objectives. Our executive compensation program is designed to achieve the following objectives:

•	attract and retain the highest level of talented and experienced executive officers whose knowledge, skills, and performance are critical to the successful execution of our strategy;

•	align the incentives of our executive officers with their performance and the interests of our stockholders;

•	reward our executive officers for their experience and performance and motivate them to achieve our long-term strategic goals; and

•

reinforce our cultural norms, which promote dedication to our partners and our drive to harness the power of global technology, reward innovation and perseverance, and encourage the highest level of integrity, teamwork, and inclusion in achieving our success.

Design. As a privately-held company, the total compensation package for our executive officers in 2018 consisted primarily of a combination of base salary, performance-based bonuses, and long-term incentives, which included ongoing performance-based equity awards. Our executive compensation program has historically been weighted toward equity grants, primarily consisting of RSUs and stock options, as well as bonuses linked to the achievement of certain financial, revenue, and other performance goals. We have used base salaries to compensate executive officers for their day-to-day responsibilities at levels that we feel are necessary to attract and retain the highest level of executive talent. However, we believe that placing a strong emphasis on equity compensation and bonuses linked to achieving company and individual performance goals aligns with our entrepreneurial spirit and incentivizes our executive officers to maximize stockholder value by pursuing strategic opportunities that advance our mission, while embracing our cultural norms. As our operations grow and become increasingly complex, we expect that our need to attract and retain executive talent in competition with other leading publicly-traded companies will remain important. Accordingly, we expect that we may increasingly need to offer significant cash compensation in addition to equity compensation to our executive officers.

In 2018, we did not affirmatively set out to apportion compensation for our executive officers in any specific ratio between cash and equity, or between annual and long-term compensation, or with respect to any given new hire package. Rather, individual executive compensation packages may have skewed more heavily toward either cash or equity, or annual or long-term compensation, as a result of negotiations with each executive officer. Currently, we do not intend to establish specific ratios for compensation components in the future. However, following this offering, we intend to regularly evaluate our executive compensation philosophy and programs. At a minimum, we expect that our Compensation Committee will review our executive compensation program on an annual basis and will seek to align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded companies, while retaining a necessary measure of flexibility to help us achieve our long-term strategic goals and to address appropriate individual circumstances. As a result, the allocations among specific compensation elements may shift for our executive officers as we continue to assess the appropriate mix to align with our compensation philosophy.

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Compensation-Setting Process

Role of our board of directors and Compensation Committee. Historically, our board of directors has been responsible for generally overseeing the activities of our Compensation Committee with respect to our executive compensation program, including reviewing recommendations from our Compensation Committee as to the form and amount of compensation to be paid or awarded to certain of our executive officers, approving the execution of employment agreements with certain of our executive officers, and establishing the compensation package for our Chief Executive Officer when he joined us. Following this offering, our board of directors will continue to be responsible for generally overseeing our Compensation Committee with respect to executive compensation programs and decisions.

During 2018, our Compensation Committee was primarily responsible for establishing, reviewing, and approving our overall compensation strategy, cash and incentive compensation, and equity-based grants for our executive officers. Following this offering, our Compensation Committee will assume more direct responsibility for individual executive compensation decisions, including evaluating and managing our executive compensation philosophy and programs, will continue to oversee decisions regarding specific equity-based compensation plans, programs, and grants, as well as cash-based compensation plans and agreements for our executive officers and non-employee directors, and will periodically review the selection of companies in our peer group for purposes of benchmarking executive officer and non-employee director compensation programs. Our Compensation Committee will conduct annual reviews and approve (or make recommendations to our board of directors regarding the adoption and approval of) our cash-based and equity-based incentive compensation plans, programs, and arrangements for our executive officers and non-employee directors. Our Compensation Committee will also oversee annual reviews of the individual and corporate goals and objectives applicable to the compensation of our executive officers.

During 2018, our Compensation Committee considered a combination of the following factors when reviewing and approving executive compensation, as further explained in the discussions of each element of compensation below:

•

individual negotiations with executive officers, particularly in connection with their initial compensation package, as our executive officers have generally foregone meaningful compensation opportunities at their prior employers and assumed higher levels of risk to work for us;

•	company and individual performance, as we believe this motivates our executive officers to achieve our strategic goals and aligns their interests with those of our stockholders;

•	criticality of each executive officer’s role to us;

•	recommendations of our Chief Executive Officer and our compensation consultants; and

•	as a touchstone and as more fully described below, the executive compensation of other companies which, in consultation with our compensation consultants, we determined to be our peers.

We expect that in setting executive compensation following this offering, we may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our common stock, and compensation levels offered to executives employed by companies in our peer group.

Role of management. In setting compensation for 2018, our Chief Executive Officer worked closely with our compensation consultants and Compensation Committee in managing our executive compensation program. His activities included establishing and reviewing salary, bonuses, and other compensation for our executive officers (other than himself), determining performance goals and objectives, and negotiating new hire packages and employment agreements. Our compensation consultants worked with our Chief Executive Officer to gather market and operating data that our Chief Executive Officer reviewed in making his recommendations to our

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Compensation Committee. From time to time, our Chief Executive Officer, our current and former Chief People Officers, and Chief Legal Officer attended meetings (or portions of meetings) of our Compensation Committee to present information and answer questions. All executive officers abstained from approving the final determinations regarding the amounts of the components of their own compensation packages.

Role of compensation consultants. Prior to this offering, we retained compensation consultants to provide us services in respect of executive compensation, including assistance in identifying potential new executive officers, negotiating new hire packages, advising our board of directors, Compensation Committee, and Chief Executive Officer with respect to the executive compensation market, and generally supporting the design and operation of our executive compensation program.

Following this offering, we expect that our compensation consultants will continue to advise our board of directors, Compensation Committee, and Chief Executive Officer with respect to executive compensation matters. We also expect our compensation consultants will help us align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

Use of market compensation data; creation of peer group. In 2017, we referenced, as a touchstone and without specifically benchmarking to any given level, the compensation programs of a peer group of companies to assist us in setting executive officer compensation. In 2018, our compensation consultants prepared and presented to our Compensation Committee and Chief Executive Officer a Benchmarking Comparator Group, which we refer to as the Peer Group Report. The Peer Group Report recommended a peer group to our Compensation Committee and Chief Executive Officer for purposes of evaluating executive officer compensation in 2018. The peer group included other U.S.-based publicly-traded and privately-held companies in related industries and prioritized companies that share similar business dynamics with us.

We expect that our executive compensation program will change as our business and needs evolve, as we transition to become a publicly-traded company, and as we undertake a comprehensive review to align our overall executive compensation philosophy and program with those of leading U.S. publicly-traded companies. As part of this process, our Compensation Committee, in consultation with our compensation consultants, has identified the following privately-held and publicly-traded companies as the peer group we intend to use in benchmarking executive compensation going forward, which we refer to as our Post-IPO Peer Group:

Post-IPO Peer Group
Adobe	Expedia	PayPal
Airbnb	Facebook	salesforce.com
Alphabet	LinkedIn	Snap
Amazon.com	Lyft	Square
Apple	Microsoft	Tesla
Booking Holdings	Netflix	Twitter
eBay	Oracle	Workday

Following this offering, our Compensation Committee intends to work with our Chief Executive Officer and our compensation consultants to position pay based on a variety of factors, including market data for executive compensation drawn from our Post-IPO Peer Group. As our business and needs evolve, we expect that our Compensation Committee will periodically evaluate our Post-IPO Peer Group and its use within our executive compensation program as circumstances require.

Executive Compensation Program Components

Base salary. We provide base salary as a fixed source of compensation for our executive officers for their day-to-day responsibilities, allowing them a degree of certainty in the face of working for a privately-held

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company and having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a privately-held company and bonuses contingent on the achievement of specific performance objectives. Our Compensation Committee recognizes the importance of base salaries as an element of compensation that, in certain circumstances, can help attract and retain the highest level of talented and experienced executive officers.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us. In determining compensation for our executive officers, we considered compensation opportunities that these executive officers were foregoing from their prior employers, salaries provided to executive officers of our peer companies, each executive officer’s anticipated role criticality relative to others at our company, and the determination by our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to attract and retain these executive officers.

Following this offering, we expect base salary will become a more significant component of our executive compensation program than it has been historically as we work to align our overall executive compensation structure with that of leading U.S. publicly-traded companies.

Cash bonuses. Prior to this offering, our executive officers have been eligible to earn bonuses generally based on company and individual performance. The amount of the bonus earned, and the evaluation of company performance, was determined by our Compensation Committee taking into account individual performance as it related to overall company success.

Historically, we have set target bonus amounts for our executive officers at the time of hire. These amounts are usually expressed as an amount in cash determined on an individual basis, which we felt was appropriate based on individual negotiations with each executive officer and considering factors such as compensation opportunities that these executive officers were foregoing from their prior employers, cash bonuses provided to executive officers of our peer companies, the executive officer’s anticipated role criticality relative to others at our company, and the determination by our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to attract and retain these executive officers. Target bonus amounts for our executive officers in 2018 varied based on individual negotiations at the time of hire.

Signing bonuses. From time to time, we have provided special signing bonuses to attract the highest level of talented and experienced executive officers. We have provided these signing bonuses based on individual negotiations which reflect, in large part, compensation opportunities that these executive officers were foregoing from their prior employers, the executive officer’s anticipated role criticality relative to others at our company, and the determination of our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to attract and retain these executive officers.

Equity compensation. As a privately-held company, we have historically used equity incentives as the key component of our total compensation package for executive officers. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain the highest level of talented and experienced executive officers, aligned our executive officers’ incentives with the long-term interests of our company and our stockholders, and focused our executive officers on achieving our strategic goals and furthering our mission. We also sought in 2018 to reward our executive officers for our strong financial performance during the period. In 2018, equity grants to our executive officers generally consisted of a combination of RSU grants and performance-based stock options, as follows:

•

RSU grants. In 2018, we granted RSUs to our executive officers. While vesting conditions vary by individual, these RSUs generally vest over four years and at least a portion of these grants generally is subject to company performance, including liquidity event-based vesting conditions (that is (i) our liquidation or dissolution, including a change in control transaction, or (ii) the consummation of this offering) and/or certain public equity valuation milestones.

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•

Stock option grants. In 2018, we granted stock options to certain of our executive officers. Typically, these stock options vest over five years, are subject to a performance-based vesting condition and liquidity event-based vesting condition, which is typically defined as either (i) the effectiveness of a change in control transaction or (ii) the consummation of this offering and, in each case, combined with the achievement of a fully-diluted minimum equity value. We believe that these conditions serve as an effective retention tool while also motivating our executive officers to achieve corporate objectives that provide meaningful returns to our stockholders.

In addition, we have approved accelerated vesting provisions for certain RSU and stock option grants to certain executive officers upon involuntary termination of those executive officers’ employment (in the cases of both termination without cause and resignation for good reason) including in connection with a change of control. We believe these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our Compensation Committee members and of our compensation consultants, and allow us to attract and retain the highest level of talented and experienced executive officers. We also believe that these accelerated vesting provisions will encourage our executive officers to focus on continuing normal business operations, remain dedicated to innovating and exploring potential business combinations that may not be in their personal best interests, and maintain a balanced perspective in making overall business decisions during potentially uncertain periods. Specifically, we believe that accelerated vesting provisions reinforce our cultural norms by encouraging our executive officers to make “big bold bets” that help maximize stockholder value if there is a potential transaction that could involve a change in control of our company, even though it may result in the termination of their employment. Additional information regarding accelerated vesting prior to, upon, or following a change in control is discussed below in “—Potential Payments Upon Termination or Change in Control.”

We have also agreed to grant annual equity awards to our executive officers for a specified period of years following their year of hire. Additional information regarding these future equity award commitments with certain of our named executive officers is provided below in “—Employment Agreements.”

In determining the form, size and material terms, and frequency of executive equity awards, our Compensation Committee customarily considered, among other things, each executive officer’s role criticality relative to others at our company, company and individual performance, the equity awards provided to executive officers of our peer companies, and the determination of our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to retain these executive officers.

Post-employment compensation. In hiring several of our named executive officers in 2017 and 2018, we recognized that many of our desired candidates were leaving the security of employment with companies where they had existing severance and change of control compensation benefits. Accordingly, we sought to develop compensation packages that could attract the highest level of talented and experienced executive officers while being sensitive to the need to integrate new executive officers into our existing executive compensation structure. To achieve this balance, we approved severance benefits for certain named executive officers in the event of their involuntary terminations of employment, including in connection with a change in control. As discussed above, we believe that these agreements encourage our executive officers to continue normal business operations, remain dedicated to innovating and exploring potential business combinations that may not be in their personal best interests, and maintain a balanced perspective in making overall business decisions during potentially uncertain periods. These arrangements similarly support our executive officers in making “big bold bets” on transactions that maximize stockholder value, even though they may result in a change of control and termination of an executive officer’s employment. We believe the size and terms of these benefits we provided in 2018 appropriately balanced the costs and benefits to our stockholders. We also believe these benefits were consistent with the benefits offered by companies with whom we compete for talent, and accordingly allow us to recruit and retain the highest level of talented and experienced executive officers.

The terms and conditions of employment for each of our named executive officers are set forth in written employment agreements. For a summary of the material terms and conditions of these agreements, see

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“—Employment Agreements” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of December 31, 2018, see “—Potential Payments Upon Termination or Change in Control.”

Employee benefits

We provide health, dental, vision, life, and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible U.S. employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining the highest level of talented and experienced executive officers.

In addition to the employee benefits described above, our named executive officers receive the following benefits and perquisites:

•

Security. Ensuring the safety and security of our employees, including our executive officers, is highly important to us. We provide business-related and personal security services, including certified protection officers, secure meeting spaces and lodging, and residential security, to our executive officers as our security team deems appropriate. We do not consider these risk-based security measures provided to our executive officers to be personal benefits, but rather, reasonable and necessary expenses for the benefit of our company and our stockholders. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services for our named executive officers is reported in the 2018 Summary Compensation Table below.

•

Use of aircraft and cars. Our executive officers can charter aircraft for business purposes and limited personal travel, and we provide company cars for commuting and other personal transportation. These perquisites are intended to minimize distractions, further ensure the safety of our executives, and enhance productivity while our executive team pursues our mission of setting the world in motion through our products and technology. Any personal use of aircraft and cars paid for by us is reported in the 2018 Summary Compensation Table below.

•

Relocation assistance. We believe that the best ideas can come from anywhere. To enable us to attract the highest level of talented and experienced executive officers, certain of our executive officers are eligible to receive and/or have received relocation assistance when necessary or appropriate, including travel, commuting, and temporary housing costs and reimbursement of moving costs. We also generally offer a tax gross-up to our executive officers for these payments. For a summary of the material terms and conditions of each named executive officer’s relocation benefits, see “—Employment Agreements” below. Some of these relocation expenses were incurred in 2018 and are reported in the 2018 Summary Compensation Table below.

We believe that the benefits and perquisites described above are consistent with our overall executive compensation program, enable us to attract and retain the highest level of talented and experienced executive officers, and provide competitive compensation packages to our named executive officers. We detail the values of security, personal use of aircraft and cars, and other perquisite-related costs in the 2018 Summary Compensation Table below. Following this offering, our Compensation Committee intends to review periodically the levels of perquisites and other personal benefits provided to our named executive officers. Based on these periodic reviews, perquisites may be awarded or adjusted on an individual basis.

Equity Granting Policies

•	We encourage our executive officers to hold a significant equity interest in our company, but did not set specific ownership guidelines in 2018.

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•

Our board of directors has delegated authority to our Compensation Committee to grant equity awards to executive officers, and substantially all equity awards granted to our executive officers in 2018 were granted by our Compensation Committee; the remainder were approved by our board of directors.

•

To date, we have not used an established set of criteria for granting equity awards; instead, we exercised our judgment and considered, among other things, the executive officer’s role criticality relative to others at our company, company and individual performance, and the determination of our Compensation Committee, Chief Executive Officer, and compensation consultants of the essential need to retain these executive officers in determining equity awards.

•

In the absence of a public trading market for our common stock, in 2018 our board of directors periodically determined the fair market value of our common stock in good faith and with the assistance of an established valuation firm.

Tax and Accounting Considerations

Deductibility of executive compensation. Section 162(m) of the Code denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to executives designated in Section 162(m) of the Code, including, but not limited to, its Chief Executive Officer, chief financial officer, and the next three highly compensated executive officers. The existing regulations under Section 162(m) will provide us, as a new publicly-traded company, transition relief from the $1 million deduction limitation until our first stockholders meeting at which directors are elected in the year that is three years following the completion of this offering. However, the IRS has requested comments from interested stakeholders on the application of Section 162(m) to new publicly-traded companies in light of the Tax Cuts and Jobs Act, which was passed at the end of 2017, and which made significant changes to Section 162(m). It is possible that the IRS might narrow or eliminate the transition relief. Following this offering, our Compensation Committee intends to monitor regulatory developments and consider the potential effects of Section 162(m) of the Code on the deductibility of compensation paid to our executives. Although our Compensation Committee is mindful of the benefits of tax deductibility when determining executive compensation, we believe that we should not be constrained by the requirements of Section 162(m) where those requirements would impair our flexibility in attracting and retaining the highest level of talented and experienced executive officers and in compensating our executive officers in a manner that best promotes our mission and strategic objectives. As such, we have not adopted a policy that requires that all compensation be deductible; however, we intend to continue to compensate our executive officers in a manner that is fair, competitive, and in the best interests of our company and our stockholders.

Taxation of “parachute” payments and deferred compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We have not agreed to provide our executive officers, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 4999 or Section 409A of the Code.

Accounting treatment. The accounting impact of our executive compensation program is one of many factors that are considered in determining the size and structure of our executive compensation program, so that we can ensure that it is reasonable and in the best interests of our stockholders.

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2018 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officer, our Chief Technology Officer, and our Chief People Officer during 2018. We refer to these individuals in this prospectus as our named executive officers. Our named executive officers for 2018 who appear in the 2018 Summary Compensation Table are:

•	Dara Khosrowshahi, our Chief Executive Officer and a member of our board of directors;

•	Nelson Chai, our Chief Financial Officer;

•	Barney Harford, our Chief Operating Officer;

•	Thuan Pham, our Chief Technology Officer; and

•	Nikki Krishnamurthy, our Chief People Officer.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Dara Khosrowshahi
Chief Executive Officer and Director	2018	1,000,000		—		40,133,692	—	2,000,000	2,197,010	(2)	45,330,702

Nelson Chai(3)
Chief Financial Officer	2018	250,000		—		17,763,517	9,225,000	429,589	285,824	(4)	27,953,930

Barney Harford
Chief Operating Officer	2018	500,000		—		26,272,355	19,581,250	1,000,000	260,720	(5)	47,614,325

Thuan Pham
Chief Technology Officer	2018	416,667	(6)	150,000	(7)	7,499,979	3,930,000	675,000	—		12,671,646

Nikki Krishnamurthy(8)
Chief People Officer	2018	125,000		—		5,573,222	3,658,000	252,055	74,177	(9)	9,682,454

(1)

The amounts reported here do not reflect the actual economic value realized by each named executive officer. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock awards and stock options, calculated in accordance with ASC Topic 718. For additional information, see note 1 in “Notes to the Consolidated Financial Statements.” The assumptions used in calculating the grant date fair value of the stock awards and stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)

Includes reimbursements for relocation expenses, temporary housing costs, and commuting expenses in the amount of $89,000, plus a related tax gross-up payment of $98,357. Also includes a premium of $127 for long-term disability insurance, security costs in the amount of $2,009,526, and de minimis amounts for personal travel on charter flights.

(3)	Mr. Chai was appointed as our Chief Financial Officer in September 2018. Accordingly, his salary and non-equity incentive plan compensation reflect prorated amounts for 2018.
(4)	Includes reimbursements for temporary housing costs and commuting expenses in the amount of $123,387, plus a related tax gross-up payment of $144,729. Also includes $17,708 in security expenses.
(5)	Includes a reimbursement for temporary housing costs in the amount of $40,236, plus a related tax gross-up payment of $31,347. Also includes $189,137 in security expenses.
(6)	Amount reflects an annual salary of $250,000 through February 28, 2018 and of $450,000 commencing March 1, 2018.
(7)	Amount represents a retention bonus approved by our Compensation Committee in 2017.
(8)	Ms. Krishnamurthy was appointed as our Chief People Officer in October 2018. Accordingly, her salary and non-equity incentive plan compensation reflect prorated amounts for 2018.
(9)	Includes reimbursements for relocation expenses, temporary housing costs, and commuting expenses in the amount of $34,136, plus a related tax gross-up payment of $40,041.

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Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to our named executive officers during 2018. The equity awards granted during 2018 identified in the table below are also reported below in “—Outstanding Equity Awards as of December 31, 2018.” For additional information regarding incentive plan awards, please refer to “—Employee Benefits and Stock Plans” below.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise Price or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Approval Date	Target ($)(2)	Threshold (#)	Target (#)
Dara Khosrowshahi	—	—	2,000,000	—	—	—	—	—
	7/31/2018	—	—	—	—	677,339	—	27,499,963
	5/8/2018	—	—	—	185,736	—	—	6,316,881
	5/8/2018	—	—	30,956	185,735	—	—	6,316,847
Nelson Chai	—	—	245,479	—	—	—	—	—
	9/10/2018	8/29/2018	—	—	500,000	—	40.60	9,225,000
	9/10/2018	8/29/2018	—	—	246,305	—	—	9,999,983
	9/10/2018	8/29/2018	—	123,153	246,305	—	—	7,763,534
Barney Harford	—	—	1,000,000	—	—	—	—	—
	1/30/2018	—	—	—	6,152	—	—	207,015
	1/30/2018	—	—	—	594,353	—	—	19,999,978
	1/30/2018	—	—	—	1,250,000	—	33.65	19,581,250
	10/29/2018	—	—	—	74,294	—	—	3,032,681
	10/29/2018	—	—	12,382	74,294	—	—	3,032,681
Thuan Pham	—	—	337,500	—	—	—	—	—
	3/21/2018	—	—	—	222,882	—	—	7,499,979
	3/21/2018	—	—	—	250,000	—	33.65	3,930,000
Nikki Krishnamurthy	—	—	126,027	—	—	—	—	—
	10/29/2018	—	—	—	97,991	—	—	3,999,993
	10/29/2018	—	—	24,498	48,995	—	—	1,573,229
	10/29/2018	—	—	—	200,000	—	40.82	3,658,000

(1)	The vesting schedule applicable to each award is set forth in the “—Outstanding Equity Awards as of December 31, 2018” table.
(2)	Except where indicated, there are no threshold levels applicable to our equity incentive plan awards listed in this table, and none of our equity incentive plan awards contain maximum levels.
(3)

The amounts reported here do not reflect the actual economic value realized by each named executive officer. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock awards and stock options, calculated in accordance with ASC Topic 718. For additional information, see note 1 in “Notes to the Consolidated Financial Statements.” The assumptions used in calculating the grant date fair value of the stock awards and stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

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Outstanding Equity Awards as of December 31, 2018

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2018.

			Option Awards								Stock Awards
Name	Grant Date	Approval Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Dara Khosrowshahi	9/5/2017	5/8/2018	—		—		1,750,000	(2)	33.65	9/4/2024	—		—	—		—
	9/5/2017	5/8/2018	150,000	(3)	600,000	(3)	—		33.65	9/4/2024	—		—	—		—
	5/8/2018	—	—		—		—		—	—	—		—	185,736	(4)
	5/8/2018	—	—		—		—		—	—	—		—	185,735	(5)
	7/31/2018	—	—		—		—		—	—	677,339	(6)		—		—
Nelson Chai	9/10/2018	8/29/2018	—		—		500,000	(7)	40.60	9/9/2028	—		—	—		—
	9/10/2018	8/29/2018	—		—		—		—	—	—		—	246,305	(8)
	9/10/2018	8/29/2018	—		—		—		—	—	—		—	246,305	(9)
Barney Harford	1/30/2018	—	—		—		—		—	—	—		—	6,152	(10)
	1/30/2018	—	—		—		—		—	—	—		—	594,353	(11)
	1/30/2018	—	—		—		1,250,000	(12)	33.65	1/29/2018	—		—	—		—
	10/29/2018	—	—		—		—		—	—	—		—	74,294	(13)
	10/29/2018	—	—		—		—		—	—	—		—	74,294	(14)
Thuan Pham	3/31/2015	—	—		—		—		—	—	—		—	74,286	(15)
	4/8/2016	—	—		—		—		—	—	—		—	82,018	(16)
	5/4/2017	—	—		—		—		—	—	—		—	16,404	(17)
	3/21/2018	—	—		—		—		—	—	—		—	222,882	(18)
	3/21/2018	—	—		—		250,000	(19)	33.65	3/20/2028	—		—	—		—
Nikki Krishnamurthy	10/29/2018	—	—		—		—		—	—	—		—	97,991	(20)
	10/29/2018	—	—		—		—		—	—	—		—	48,995	(21)
	10/29/2018	—	—		—		200,000	(22)	40.82	10/28/2028	—		—	—		—

(1)	The market price for our common stock is based on an assumed initial public offering price of our common stock of $ per share.
(2)

20% of these options vest annually commencing on September 5, 2018, provided that Mr. Khosrowshahi remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of this offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(3)

20% of these options vest annually commencing on September 5, 2018, provided that Mr. Khosrowshahi remains in continuous service with us as our Chief Executive Officer. On May 8, 2018, we repriced this option grant to shorten the term from 10 years to seven years and to reduce the exercise price from $41.65 per share to $33.65 per share. The fair value of the option grant did not materially change as a result of this repricing.

(4)

25% of these RSUs vest annually commencing January 18, 2018, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer, and additionally subject to the occurrence of the earlier of (i) a change in control (as defined in his employment agreement) and (ii) the release of the underwriter lockup (or, if earlier, March 15 of the calendar year) following this offering (as long as Mr. Khosrowshahi remains employed by us through the occurrence of such event).

(5)

These RSUs vest on March 21, 2021 in amounts based on our and Mr. Khosrowshahi’s performance between January 1, 2018 and December 31, 2020 as determined by metrics including the Company’s revenue growth, improvements in the Company’s safety record, and the occurrence of this offering, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer, and subject to the earlier to occur of (i) a change in control (as defined in his employment agreement) and (ii) the release of the underwriter lockup (or, if earlier, March 15 of the calendar year) following this offering (as long as Mr. Khosrowshahi remains employed by us through the occurrence of such event). Notwithstanding the foregoing, 100% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(6)

100% of these RSUs vest on July 1, 2019, provided that Mr. Khosrowshahi remains in continuous service as our Chief Executive Officer until such date. These RSUs are not transferrable for one year (unless Mr. Khosrowshahi’s employment is terminated by him for good reason or by us without cause, each as defined in his employment agreement).

(7)

20% of these options vest annually commencing on September 10, 2019, provided that Mr. Chai remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of this offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

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Pursuant to 17 C.F.R. Section 200.83

(8)

25% of these RSUs vest on September 10, 2019 and 1/48 of these RSUs vest monthly thereafter, provided that Mr. Chai remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(9)

(i) Provided Mr. Chai remains employed with us as of September 10, 2021, 50% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $100 billion and (ii) provided Mr. Chai remains employed with us as of September 10, 2022, the remaining 50% vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion, in each case (a) based on the average closing price of our common stock during such period, (b) irrespective of whether Mr. Chai remains in continuous service with us upon such achievement and (c) provided such achievement occurs prior to September 9, 2025.

(10)

1/3 of these RSUs vest monthly commencing on October 1, 2017, provided that Mr. Harford remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(11)

12.5% of these RSUs vest on each of October 9, 2018 and October 9, 2019 and 37.5% of these RSUs vest on each of October 9, 2020 and October 9, 2021, provided that Mr. Harford remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(12)

20% of these options vest annually commencing on January 1, 2019, provided that Mr. Harford remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of this offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(13)

25% of these RSUs vest on January 1, 2019 and 1/48 of these RSUs vest monthly thereafter, provided that Mr. Harford remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(14)

These RSUs vest on March 21, 2021 in amounts based on our and Mr. Harford’s performance between January 1, 2018 and December 31, 2020 as determined by metrics including the Company’s revenue growth, improvements in the Company’s safety record and the occurrence of this offering, provided that Mr. Harford remains in continuous service as our Chief Operating Officer, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up. Notwithstanding the foregoing, 100% of these RSUs vest upon our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(15)

25% of these RSUs vest on the date of grant and 1/36 of the remaining RSUs vest monthly thereafter, provided that Mr. Pham remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(16)

1/12 of these RSUs vest monthly commencing on May 15, 2017, provided that Mr. Pham remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(17)

1/12 of these RSUs vest monthly commencing on May 1, 2018, provided that Mr. Pham remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(18)

25% of these RSUs vest on March 1, 2019 and 1/48 of these RSUs vest monthly thereafter, provided that Mr. Pham remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(19)

20% of these options vest annually commencing on March 1, 2019, provided that Mr. Pham remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of this offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

(20)

25% of these RSUs vest on October 1, 2019 and 1/48 of these RSUs vest monthly thereafter, provided that Ms. Krishnamurthy remains in continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(21)

24,497 of these RSUs will vest on October 1, 2021, provided Ms. Krishnamurthy remains in continuous service with us, and subject to our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $100 billion. As long as Ms. Krishnamurthy remains employed with us as of October 1, 2021, if we have not achieved such equity value as of that date, such RSUs will vest upon such achievement if it occurs prior to October 29, 2025, irrespective of whether Ms. Krishnamurthy remains in continuous service with us after October 1, 2021. The remaining 24,498 of these RSUs will vest on October 1, 2022, provided Ms. Krishnamurthy remains in continuous service with us, and subject to our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion. As long as Ms. Krishnamurthy remains employed with us as of October 1, 2022, if we have not achieved such equity value as of that date, such RSUs will vest upon such achievement if it occurs prior to October 29, 2025, irrespective of whether Ms. Krishnamurthy remains in continuous service with us after October 1, 2022.

(22)

20% of these options vest annually commencing on October 1, 2019, provided that Ms. Krishnamurthy remains in continuous service with us, and subject to the occurrence of the earlier of (i) the effectiveness of a change in control transaction with acquisition proceeds of at least $120 billion or (ii) the consummation of this offering and our achievement over a 90 consecutive day trading period of a fully-diluted equity value of $120 billion based on the average closing price of our common stock during such period.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Option Exercises and Stock Vested During 2018

The following table shows information regarding options that were exercised by our named executive officers during 2018 and each vesting of stock during 2018.

Name	Option Awards
	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)
Dara Khosrowshahi	—		—
Nelson Chai	—		—
Barney Harford	—		—
Thuan Pham	83,820	(1)	2,735,835	(2)
Nikki Krishnamurthy	—		—

(1)	Options exercised on January 18, 2018 in connection with an investment by certain affiliates of SoftBank Group Corp.
(2)

The aggregate value realized upon the exercise of these options was calculated based on the amount by which $32.97, which was the price per share at which Mr. Pham sold the underlying shares, exceeded the exercise price of the options of $0.33 per share.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2018.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2018.

Potential Payments Upon Termination or Change in Control

The section below describes the payments that we would have made to our named executive officers in connection with certain terminations of employment, including in connection with a corporate transaction like a change in control, or continued employment through a change in control, if such events had occurred on December 31, 2018, the last business day of our most recently completed fiscal year. Additionally, the amounts included in the tables below for equity acceleration calculations are all based on the fair market value of our common stock as of such date, as determined by our board of directors, and assume the occurrence of a relevant liquidity event-based vesting condition (as described more fully in the footnotes to the “—Outstanding Equity Awards at Fiscal Year-End 2018” table above) as of December 31, 2018, but not the achievement of any related performance condition tied to the Company’s valuation upon the occurrence of such liquidity event. For purposes of the descriptions below, the “change in control period” generally means the period ending 12 months following a change in control transaction involving us, and in some cases also includes the three months prior to such event. All severance benefits described below are subject to such executive entering into an effective release of claims.

Dara Khosrowshahi

Upon termination of Mr. Khosrowshahi’s employment by us without cause or by him for good reason, each as defined in his employment agreement, Mr. Khosrowshahi will be entitled to receive the following severance benefits:

•	24 months of his then-current base salary and 200% of his target bonus for the then-current fiscal year (payable in equal installments in accordance with our standard payroll procedures);

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•	continued health and welfare benefits for up to 12 months following his termination;

•	accelerated vesting of all service-based vesting conditions applicable to his RSUs that were granted on July 31, 2018 and that are scheduled to be granted on July 1, 2019;

•

if we achieved a certain performance condition (as described below in “—Employment Agreements”) prior to his termination, accelerated vesting of the portion of his options subject to both performance- and service-based vesting conditions, as if he remained in continuous service for an additional two years following termination; and

•

accelerated vesting of the portion of his options not subject to any performance condition (as described below in “—Employment Agreements”) equal to (i) 20% multiplied by (ii) a fraction equal to the number of days actually elapsed since the most recent anniversary of the start date of his employment, divided by the number of actual days between such anniversary and the next anniversary.

Upon termination of Mr. Khosrowshahi’s employment by us without cause or by him for good reason during a change in control period, each as defined in his employment agreement, Mr. Khosrowshahi will be entitled to receive the following severance benefits in lieu of the severance benefits described above:

•

only if his termination occurs within 12 months following a change in control, as defined in his employment agreement, a lump sum payment of 24 months of his then-current base salary and 200% of his target bonus for the then-current fiscal year (otherwise, such payments are payable in equal installments in accordance with our standard payroll procedures);

•	continued health and welfare benefits for up to 24 months following the termination; and

•

accelerated vesting of all service-based vesting conditions applicable to all of his equity awards (other than certain awards subject to performance conditions, if those conditions have not been met at the time of termination).

In the event of a change in control in which any of Mr. Khosrowshahi’s equity awards are to be terminated for no consideration, all of his service-based equity awards that otherwise could be terminated will vest in full and become immediately exercisable or settled.

In addition to the severance benefits described above, in the event of termination of Mr. Khosrowshahi’s employment by us without cause or by him for good reason prior to our grant to him of the $27.5 million worth of RSUs described below in “—Employment Agreements,” then such RSUs will be granted to him on the day immediately preceding such termination.

The following table sets forth quantitative estimates of the benefits that Mr. Khosrowshahi would receive in the event of his termination, including a termination in connection with a change in control, or his continued employment in connection with a change in control, assuming the event took place on December 31, 2018.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)	Continued Benefits ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	2,000,000	4,000,000	18,885	29,226,942	35,245,827
Involuntary termination upon a change in control	2,000,000	4,000,000	37,770	42,019,949	48,057,719
Employment continues upon a change in control	—	—	—	42,019,949	42,019,949

Nelson Chai

Upon termination of Mr. Chai’s employment without cause or by him for good reason, each as defined in his employment agreement, Mr. Chai will be entitled to receive 12 months of his then-current base salary and

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Pursuant to 17 C.F.R. Section 200.83

100% of his then-current target bonus (each payable in equal installments in accordance with our standard payroll procedures).

Upon termination of Mr. Chai’s employment within the first two years of his employment (i) by us without cause, as defined in his employment agreement; (ii) by us after or in connection with a change of our Chief Executive Officer; or (iii) by him for good reason, as defined in his employment agreement (if such good reason is a material reduction in his responsibilities or a diminution in his title or position), Mr. Chai will be entitled to receive the following severance benefits in lieu of the severance benefits described above and below:

•	12 months of his then-current base salary and 100% of his then-current target bonus (payable in equal installments in accordance with our standard payroll procedures);

•

accelerated satisfaction of the service-based vesting conditions of his RSUs that were granted on September 10, 2018 and subject only to a service condition, as if he had remained employed by us for an additional 12 months following his actual termination date (although in no case will he be credited with fewer than two years of vesting); and

•

to the extent unvested, accelerated vesting of his RSUs that were granted on September 10, 2018 and are subject to a performance condition and of his options upon his termination date if the performance conditions (as described below in “—Employment Agreements”) have been satisfied. To the extent such conditions have not been satisfied, Mr. Chai’s options will remain outstanding for 12 months following his termination date, and if such conditions are met within 12 months, his options will vest without consideration of any service-based vesting conditions.

In addition, upon termination of Mr. Chai’s employment by us without cause or by him for good reason (as described below in “—Employment Agreements”) (such termination being referred to as a qualifying termination) within the change in control period, as defined in his employment agreement, Mr. Chai will be entitled to receive the following severance benefits in lieu of the severance benefits described above:

•

12 months of his then-current base salary and 100% of his target bonus for the then-current fiscal year (payable in a lump sum if the change in control occurs before the qualifying termination, or in installments if it occurs after the qualifying termination);

•	accelerated vesting of his RSUs that were granted on September 10, 2018 and subject only to a service condition, upon the later of (i) the termination or (ii) the change in control; and

•

accelerated vesting of his RSUs that were granted on September 10, 2018 and are subject to a performance condition and of his options to the extent the performance conditions (as described below in “—Employment Agreements”) have been met either prior to his termination or, if the termination is during the change in control period but prior to a change in control with acquisition proceeds of at least $120 billion, upon the change in control that occurs within three months after his qualifying termination.

In the event of a change in control in which any of Mr. Chai’s equity awards are to be terminated for no consideration, all of his service-based equity awards that otherwise could be terminated will vest in full and become immediately exercisable or settled.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth quantitative estimates of the benefits that Mr. Chai would have received in the event of his termination, including a termination in connection with a change of control, or his continued employment in connection with a change in control, assuming the event took place on December 31, 2018.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)(1)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	800,000	800,000	3,272,764	4,872,764
Involuntary termination upon a change in control	800,000	800,000	10,472,889	12,072,889
Employment continues upon a change in control	—	—	10,472,889	10,472,889

(1)	Amount reflects Mr. Chai’s full annual bonus, rather than his prorated bonus for 2018.

Barney Harford

Upon termination of Mr. Harford’s employment by us without cause or by him for good reason, each as defined in his employment agreement, Mr. Harford will be entitled to receive the following severance benefits:

•	12 months of his then-current base salary and 100% of his target bonus for the then-current fiscal year (payable in equal installments in accordance with our standard payroll procedures); and

•

to the extent any performance-based vesting conditions (as described below in “—Employment Agreements”) have been met (except any performance-based vesting condition that is a liquidity event-based vesting condition) accelerated satisfaction of the service-based vesting conditions of his grant of 594,353 RSUs on January 30, 2018 and of his options, each calculated as if he had remained in continuous service as our Chief Operating Officer for an additional 12 months following his actual termination date.

Upon termination of Mr. Harford’s employment by us without cause or by him with good reason during the change in control period, as defined in his employment agreement, Mr. Harford will be entitled to receive the following severance benefits in lieu of the severance benefits described above:

•	12 months of his then-current base salary and 100% of his target bonus for the then-current fiscal year (payable in equal installments in accordance with our standard payroll procedures);

•	accelerated vesting of his grant of 594,353 RSUs on January 30, 2018 upon the later of (i) the termination or (ii) the change in control, as defined in his employment agreement; and

•

accelerated vesting of his options to the extent the performance conditions (as described below in “—Employment Agreements”) have been met either (i) prior to his termination; or (ii) if the termination is during the change in control period but prior to a qualifying change in control, as defined in his employment agreement, upon the qualifying change in control that occurs within three months after his termination.

In the event of a change in control in which any of Mr. Harford’s equity awards are to be terminated for no consideration, all of Mr. Harford’s service-based equity awards that otherwise could be terminated will vest in full and become immediately exercisable or settled.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth quantitative estimates of the benefits that Mr. Harford would receive in the event of his termination, including a termination in connection with a change in control, or his continued employment in connection with a change in control, assuming the event took place on December 31, 2018.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	500,000	1,000,000	3,158,981	4,658,981
Involuntary termination upon a change in control	500,000	1,000,000	25,271,890	26,771,890
Employment continues upon a change in control	—	—	25,271,890	25,271,890

Nikki Krishnamurthy

Upon termination of Ms. Krishnamurthy’s employment without cause or by her for good reason, each as defined in her employment agreement, Ms. Krishnamurthy will be entitled to receive the following severance benefits:

•	12 months of her then-current base salary and 100% of her then-current target bonus (payable in equal installments in accordance with our standard payroll procedures);

•	continued medical, dental, and vision benefits for 12 months;

•

full accelerated vesting of her RSUs not subject to a performance condition and any such RSUs that may be granted on an annual basis (as contemplated in her employment agreement), as if she had remained employed by us for an additional 12 months following her actual termination date; and

•	waiver of any repayment obligations to us for her relocation expenses.

In addition, upon termination of Ms. Krishnamurthy’s employment by us without cause or by her for good reason during a change in control period, each as defined in her employment agreement, Ms. Krishnamurthy will be entitled to receive the following severance benefits in lieu of the severance benefits described above:

•	12 months of her then-current base salary and 100% of her then-current target bonus (payable in equal installments in accordance with our standard payroll procedures);

•	continued medical, dental, and vision benefits for 12 months;

•	full accelerated vesting of her RSUs not subject to a performance condition and any such RSUs that may be granted on an annual basis (as contemplated in her employment agreement); and

•	waiver of any repayment obligations to us for her relocation expenses.

In the event of a change in control in which her employment continues, Ms. Krishnamurthy’s equity will be treated in the same manner as other executives at our company.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)(1)	Continued Benefits ($)	Equity Acceleration ($)	Total ($)
Involuntary termination not in connection with a change in control	500,000	500,000	18,574	1,041,655	2,060,229
Involuntary termination upon a change in control	500,000	500,000	18,574	4,166,577	5,185,151
Employment continues upon a change in control	—	—	—	—	—

(1)	Amount reflects Ms. Krishnamurthy’s full annual bonus, rather than her prorated bonus for 2018.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Employment Agreements

We have entered into employment agreements with each of our named executive officers. The employment agreements generally have no specific term and provide for at-will employment. The employment agreements also set forth each named executive officer’s initial base salary, eligibility for an annual cash incentive opportunity, certain employee benefits, the terms of certain equity grants, and, in some cases, accelerated vesting of equity awards and/or severance benefits upon a qualifying termination of employment. The key terms of employment with each of our named executive officers are described below, and any potential payments and benefits due upon a termination of employment or change in control are described and quantified above in “—Potential Payments Upon Termination or Change in Control.”

Dara Khosrowshahi

In August 2017, we entered into an employment agreement with Dara Khosrowshahi, our Chief Executive Officer. Mr. Khosrowshahi’s employment agreement provides for an initial annual base salary of $1 million, which may be increased by our board of directors or Compensation Committee, and an initial annual target bonus of no less than $2 million to be determined based on our achievement of certain performance objectives as well as Mr. Khosrowshahi’s achievement of certain individual performance objectives to be set by our Compensation Committee after consultation with Mr. Khosrowshahi. Historical equity grants made to Mr. Khosrowshahi are outlined in the “—Grants of Plan-Based Awards Table” above.

Under the terms of his employment agreement, we agreed that, upon the first meeting of our board of directors or Compensation Committee following July 1, 2019 (or on the day immediately preceding his earlier termination as described above in “—Potential Payments Upon Termination or Change in Control”), we will grant to Mr. Khosrowshahi $27.5 million worth of RSUs based on the fair market value of our common stock on such date as determined by our board of directors (or, as described above in “—Potential Payments Upon Termination or Change in Control,” on the date immediately preceding such termination). Mr. Khosrowshahi will forfeit such grant for no consideration if he does not remain in continuous service as our Chief Executive Officer until the first anniversary of the grant, and these RSUs are not transferrable for one year (unless Mr. Khosrowshahi’s employment is terminated by him for good reason or by us without cause, each as defined in his employment agreement). In addition, Mr. Khosrowshahi’s employment agreement provides that we will grant him approximately $12.5 million in annual equity grants, in exact amounts and on terms and conditions to be determined by our board of directors or Compensation Committee.

Nelson Chai

In August 2018, we entered into an employment agreement with Nelson Chai, our Chief Financial Officer. The employment agreement provides for an initial annual base salary of $800,000 and a target cash bonus equal to $800,000 based on company and individual performance. Under the terms of his employment agreement, Mr. Chai was eligible to receive a “stub year” cash bonus for 2018 of at least $245,479 based on his start date. Historical equity grants made to Mr. Chai are outlined in the “—Grants of Plan-Based Awards Table” above.

Under the terms of his employment agreement, we also agreed to grant to Mr. Chai $5 million worth of RSUs in each of 2021 and 2022 based on the fair market value of our common stock on such date as determined by our board of directors. The vesting of 50% of such RSUs will be subject to Mr. Chai’s continued employment with us for four years and the remaining 50% of such RSUs will be subject to performance-based goals generally consistent with performance criteria we establish for other senior executives.

In August 2018, we also entered into a Relocation Agreement with Mr. Chai, under which we agreed to pay for certain travel and living expenses to commute to San Francisco for one year. In addition, in the event we and Mr. Chai agree that he will relocate his principal place of employment, we will also reimburse up to $75,000 for his relocation expenses, provided that if Mr. Chai voluntarily resigns or we terminate his employment for misconduct within 12 months of receipt such reimbursement, he will be required to repay such reimbursements.

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Barney Harford

In December 2017, we entered into an employment agreement with Barney Harford, our Chief Operating Officer. The employment agreement provides for an initial annual base salary of $500,000 and an initial annual target bonus of $1 million based on company and individual performance. Historical equity grants made to Mr. Harford are outlined in the “—Grants of Plan-Based Awards Table” above.

Under the terms of his employment agreement, we agreed that in each of 2019, 2020, and 2021, we will grant to Mr. Harford $6.25 million worth of RSUs based on the fair market value of our common stock on such date as determined by our board of directors or, if we have a class of publicly-traded equity securities, the closing price per share of our common stock on the date of the grant. Fifty percent of these RSUs will vest over a four-year period, subject to Mr. Harford’s continued employment with us, and the remaining 50% will vest subject to performance-based goals generally consistent with performance criteria we establish for other senior executives. Vesting of Mr. Harford’s 2019 RSU grant is also expected to be subject to the occurrence of a liquidity event-based vesting condition.

We have also agreed to reimburse Mr. Harford up to $75,000 for his relocation expenses in the event we and Mr. Harford agree that he will relocate his principal place of employment, subject to the terms and conditions of our applicable relocation policies.

Thuan Pham

In February 2013, we entered into an employment agreement with Thuan Pham, our Chief Technology Officer. The employment agreement provided for an initial annual base salary of $250,000 and a target cash bonus equal to $125,000 based on company and individual performance. In March 2018, we increased Mr. Pham’s base salary to $450,000 and set his cash bonus target at $337,500 for 2018.

Nikki Krishnamurthy

In September 2018, we entered into an employment agreement with Nikki Krishnamurthy, our Chief People Officer. The employment agreement provides for an initial annual base salary of $500,000 and a target cash bonus equal to 100% of her base salary based on company and individual performance. Under the terms of her employment agreement, Ms. Krishnamurthy was eligible to receive a “stub year” cash bonus for 2018 of at least $126,027 based on her start date. Historical equity grants to Ms. Krishnamurthy are outlined in the “—Grants of Plan-Based Awards Table” above.

Under the terms of her employment agreement, we agreed that in 2019 we will grant Ms. Krishnamurthy $2.5 million worth of RSUs based on the fair market value of our common stock on such date as determined by our board of directors or, if we have a class of publicly-traded equity securities, the closing price per share of our common stock on the date of the grant. The vesting of 50% of such RSUs will be subject to Ms. Krishnamurthy’s continued employment with us for four years and the remaining 50% of such RSUs will be subject to performance based goals generally consistent with performance criteria we establish for other senior executives, including the applicability of any liquidity-event based vesting condition.

We have also agreed to provide Ms. Krishnamurthy with corporate housing for up to one year. In addition, if we and Ms. Krishnamurthy agree that she will relocate her principal place of residence, we will reimburse her up to $75,000 for her relocation expenses, subject to the terms and conditions of our applicable relocation policies. If Ms. Krishnamurthy voluntarily resigns or we terminate her employment for misconduct within 24 months of receipt of such reimbursement, she will be required to repay a pro-rata portion of such reimbursements.

Employee Benefits and Stock Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

2010 Stock Plan

Our 2010 Plan was adopted by our board of directors and our stockholders in August 2010, and was last amended in July 2013. Our 2010 Plan was terminated in connection with our adoption of our 2013 Plan. As of            , 2019, options to purchase                shares of our common stock remained outstanding. The options outstanding as of            , 2019 had a weighted-average exercise price of $                per share. Awards granted under the 2010 Plan generally are subject to the terms similar to those described below with respect to options granted under the 2013 Plan.

Our 2010 Plan is currently administered by our Compensation Committee, or by our board of directors acting in place of our Compensation Committee. The administrator has the authority to construe and interpret our 2010 Plan and make all other determinations necessary or advisable for the administration of the plan.

In the event of a “corporate transaction,” as such term is defined in the 2010 Plan, the 2010 Plan provides that options may be assumed or substituted, terminated without consideration (provided that a participant is given an opportunity to exercise vested options prior to the consummation of the transaction), or settled by payment (in cash, securities, or other property) for a payment equal to the per share value in the transaction, multiplied by the number of vested shares subject to the option minus the aggregate exercise price. Our board of directors, in its sole discretion, may provide in any award agreement for the accelerated vesting of awards.

Awards granted under our 2010 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or, with respect to NSOs, our board of directors may grant NSOs that may be transferred pursuant to certain instruments to certain trusts in the event of death, or by gift to immediate family members.

2013 Equity Incentive Plan

Our 2013 Plan was adopted by our board of directors and our stockholders in July 2013, and was last amended in January 2019. The 2013 Plan provides for the grant of ISOs, NSOs, SARs, restricted stock awards, and RSUs. ISOs may be granted only to our employees, including our officers, and the employees of any parent or subsidiary. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants, and the employees and consultants of our affiliates.

Our 2013 Plan is currently administered by our Compensation Committee, or by our board of directors acting in place of our Compensation Committee. The administrator has the authority to construe and interpret our 2013 Plan and any agreement or document executed pursuant to the plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2013 Plan will terminate ten years from the later of the date our board of directors approves the plan or the most recent increase in the number of shares reserved under the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2013 Plan at any time, but such amendment or termination may not affect any shares previously issued or any award previously granted under the plan. If our board of directors amends our 2013 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

In the event of an “acquisition” or “other combination” (as such terms are defined in the 2013 Plan), the 2013 Plan provides that awards may be continued, assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the full value of the award, accelerated (in full or in part), or canceled without consideration, and awards would terminate upon the consummation of the acquisition or other combination unless they are continued, assumed, or substituted. Our board of directors, in its sole discretion, may provide for the accelerated vesting of awards.

Awards granted under our 2013 Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution, unless otherwise permitted by the administrator.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

As of                 , 2019, we had reserved                  shares of our common stock for issuance under our 2013 Plan. As of                 , 2019, options to purchase                  shares of our common stock, SARs covering                  shares of our common stock, and RSUs covering                  shares of our common stock remained outstanding, and                  shares of our common stock remained available for future grant. The stock options outstanding as of                 , 2019 had a weighted-average exercise price of $        per share, and the SARs had a weighted-average exercise price of $        per share.

2019 Equity Incentive Plan

We expect that our board of directors will adopt, and our stockholders will approve, our 2019 Plan, in 2019. The 2019 Plan, if adopted, will become effective on the date of the underwriting agreement between us and the underwriters for this offering. The 2019 Plan will be the successor to our 2013 Plan.

Our 2019 Plan will provide for the grant of ISOs, NSOs, SARs, restricted stock awards, RSUs, performance-based awards, and other awards (that are based in whole or in part by reference to our common stock), or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of any parent or subsidiary. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants, and the employees and consultants of our affiliates. Participants must be natural persons who render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

We expect to initially reserve                  shares of our common stock for issuance under the 2019 Plan. We also expect to include an “evergreen” provision under the 2019 Plan that will automatically increase the share reserve on January 1 of each year beginning in 2020 and continuing through 2029 by a number of shares equal to 5.0% of the total number of shares of our common stock outstanding as of December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of common stock that may be issued on the exercise of ISOs under our 2019 Plan is                  shares.

In addition, the following shares of our common stock will be available for grant and issuance under our 2019 Plan:

•	shares reserved but not issued or subject to outstanding awards under our 2013 Plan on the effective date of the 2019 Plan;

•	shares subject to options or SARs granted under the 2010 Plan, the 2013 Plan, or the 2019 Plan that cease to be subject to the option or SAR for any reason other than exercise of the award;

•	shares subject to awards granted under the 2010 Plan, the 2013 Plan, or the 2019 Plan that are subsequently forfeited;

•	shares subject to awards granted under the 2010 Plan, the 2013 Plan, or the 2019 Plan that otherwise terminate without shares being issued;

•	shares surrendered under a repricing or exchange program; and

•

shares subject to awards under the 2010 Plan, the 2013 Plan, or the 2019 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award.

Shares issued under the 2019 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

The 2019 Plan may be administered by our board of directors, our Compensation Committee, or those persons to whom administration of the 2019 Plan, or part of the 2019 Plan, has been delegated as permitted by the terms of the 2019 Plan and applicable law. We expect that our Compensation Committee will administer the 2019 Plan. The administrator will have the authority to construe and interpret our 2019 Plan and any agreement or document executed according to the 2019 Plan, grant awards and determine their terms, and make all other determinations necessary or advisable for the administration of the plan.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The administrator may grant awards that vest based on continued service or the achievement of certain pre-established performance goals during a designated performance period, or a combination of the foregoing. The administrator may also reduce or waive any performance criteria with respect to performance goals, or adjust performance goals to take into account changes in law and accounting or tax rules as the administrator deems necessary or appropriate, or to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships. The administrator may also adjust or eliminate the compensation or economic benefit due upon attainment of performance goals in its sole discretion, subject to any limitations contained in the award agreement and compliance with applicable law.

In the event of a stock split or other change in our capital structure without our receipt of consideration, appropriate adjustments will be made to the maximum number and/or class of shares reserved for issuance under the 2019 Plan, the ISO limit, and the class and/or number of shares and exercise price or purchase price, if applicable, of outstanding awards under our 2019 Plan.

If we are party to a “corporate transaction” (as defined in the 2019 Plan), outstanding awards, including any vesting provisions, may be assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the full value of the awards, accelerated (in full or in part), and/or canceled without consideration, and awards will terminate upon the consummation of the transaction unless they are continued, assumed, or substituted.

Under our 2019 Plan, the administrator may provide for limitations on the transferability of awards, in its sole discretion. Options and SARs are generally not transferable other than by will or the laws of descent and distribution, unless otherwise provided by the administrator.

Our board of directors will have the authority to amend, suspend, or terminate our 2019 Plan, although certain material amendments require the approval of our stockholders, and amendments that would materially impair the rights of any participant require the consent of that participant. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2019 Employee Stock Purchase Plan

We expect our board of directors will adopt, and our stockholders will approve, our 2019 Employee Stock Purchase Plan, or our ESPP. The ESPP, if adopted, will become effective immediately on the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering.

Our ESPP includes a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and also authorizes the grant of purchase rights under a component that is not intended to meet the requirements of Section 423 of the Code.

We expect to initially reserve                  shares of our common stock for issuance under the ESPP. We also expect to include an evergreen provision under the 2019 Plan that will automatically increase the share reserve on January 1 of each year beginning in 2019 and continuing through 2028 by the lesser of: (a) 1.0% of the total shares of our common stock outstanding as of December 31 of the preceding calendar year, and (b)                  shares, However, our board or Compensation Committee may reduce the amount of the increase in any particular year.

The ESPP may be administered by our board of directors or a committee of one or more members of our board of directors. We expect that our Compensation Committee will administer the ESPP. The administrator will have full power to implement and carry out the ESPP, to designate which of our subsidiaries and affiliates may participate in the ESPP, to determine the terms of each offering, and make all other determinations necessary or advisable for the administration of the plan, subject to the provisions of the ESPP and the limitations of Section 423 of the Code.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute (generally through payroll deductions) up to 15% percent of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP.

The ESPP will be implemented through a series of discrete offerings with durations of not more than 27 months, and the administrator may specify shorter purchase periods within each offering. Common stock will be purchased for the accounts of participants at a price per share determined under the terms of the applicable offering, which may be at a discount from the trading price of our common stock on the date of purchase. The maximum discount permissible under the ESPP for offerings that are intended to be tax qualified under Section 423 of the Code is the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, and (2) 85% of the fair market value of a share of our common stock on the date of purchase. We may hold concurrent or overlapping offerings under the ESPP. An offering under the ESPP may be terminated under certain circumstances. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

In the event of a stock split or other change in our capital structure without our receipt of consideration, appropriate adjustments will be made to the maximum number and/or class of shares reserved under the ESPP, the number of shares and purchase price of each option under the ESPP that has not yet been exercised, and the other numerical share limits in the ESPP.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from an offering or when the employee ceases employment with us for any reason.

If we experience a corporate transaction (as defined in the ESPP) or a spin-off, any then-outstanding rights to purchase our stock under an ongoing offering under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company), or such offering may be shortened and terminated on a new purchase date set to occur on or prior to the closing of such transaction.

Our board of directors will have the authority to amend, suspend, or terminate our ESPP at any time.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Compensation Committee Interlocks and Insider Participation

Aside from Ryan Graves, none of the members of our Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related party transactions involving members of our Compensation Committee or their affiliates.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

outside of a Rule 10b5-1 plan when they do not possess material nonpublic information, subject to compliance with the terms of our insider trading policy. During the first          days after the date of this prospectus, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

Director Compensation

In 2018, we compensated members of our board of directors in accordance with a policy established by our Compensation Committee in consultation with our Chief Executive Officer and other members of our senior management team. As we transition to become a publicly traded company, we will continue to evaluate our director compensation program and will seek to align our practices with those of leading U.S.-based publicly traded companies, while retaining a necessary measure of flexibility to address appropriate individual circumstances.

One-Time Grants

Under our board of directors compensation policy for 2018, new directors joining our board of directors received a one-time grant of $800,000 worth of RSUs based on the fair market value of our common stock at the time of the grant.

The Chairperson of our board of directors, Ronald Sugar, was entitled to a one-time grant of $1.6 million worth of RSUs following his appointment along with an additional $250,000 worth of RSUs as compensation for the significant time and effort dedicated by Dr. Sugar when joining our board of directors, in each case based on the fair market value of our common stock at the time of the grant. All of these RSUs vest quarterly over four years.

Annual Grants

On an annual basis, our director compensation policy for 2018 provided that we would grant $35,000 worth of RSUs to the Chair of our Audit Committee, $25,000 worth of RSUs to the Chair of our Compensation Committee, $20,000 worth of RSUs to each member of our Audit Committee, and $15,000 worth of RSUs to each member of our Compensation Committee, in each case based on the fair market value of our common stock at the time of the grants. These RSUs vest at the end of each calendar year and vest ratably for partial year service.

Compensation for other committees established on an ad hoc basis by our board of directors was determined by our Compensation Committee in consultation with our Nominating and Governance Committee and board of directors.

Pursuant to our director compensation policy for 2018, we did not make equity grants to any director elected to represent one of our stockholders (each, an “Investor Director”).

Other Components

Non-employee directors did not receive any cash compensation for their services as members of our board of directors or any committee thereof.

In 2018, our board of directors authorized purchases of up to $5 million in common stock per member of our board of directors (including Investor Directors) under our 2013 Plan based on the then-current fair market value of our common stock. These purchases were intended to allow directors to further align their financial interests with those of our stockholders and employees.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We also offered reimbursements to our directors, including our Investor Directors, for their reasonable out-of-pocket expenses, including travel and lodging, incurred in attending meetings of our board of directors and committees.

The following table summarizes all compensation awarded to, earned by, or paid to each of our non-employee directors during 2018.

Name	Stock Awards ($)(1)		All Other Compensation ($)		Total ($)
Ronald Sugar	1,850,000	(2)	5,000,000	(3)	6,850,000
Ursula Burns	20,000	(4)	5,000,000	(5)	5,020,000
Garrett Camp	—		—		—
Matt Cohler	—		—		—
Ryan Graves	—		—		—
Arianna Huffington	340,000	(6)	—		340,000
Travis Kalanick	—		—		—
Wan Ling Martello	360,000	(7)	1,000,000	(8)	1,360,000
H.E. Yasir Al-Rumayyan	—		5,000,000	(9)	5,000,000
John Thain	20,000	(10)	5,000,000	(11)	5,020,000
David Trujillo	—		—		—

(1)

The amounts reported here do not reflect the actual economic value realized by each director. In accordance with SEC rules, this column represents the grant date fair value of shares underlying stock awards, calculated in accordance with ASC Topic 718. For additional information, see note 1 in “Notes to the Consolidated Financial Statements.” The assumptions used in calculating the grant date fair value of the stock awards and stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(2)

1/16 of these RSUs vest every three months commencing on October 16, 2018 provided that Dr. Sugar remains in continuous service with us as our Chairperson of the board of directors, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(3)	Amount includes the purchase by Dr. Sugar of 122,489 shares of our common stock under our 2013 Plan.
(4)

These RSUs vest ratably on December 31, 2018 based on the number of months in 2018 that Ms. Burns serves as a non-chair member of our Audit Committee, subject to Ms. Burns’ continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(5)	Amount includes the purchase by Ms. Burns of 122,489 shares of our common stock under our 2013 Plan.
(6)

Granted in recognition of her service as chair of one of our ad hoc committees in 2017, 9,658 of these RSUs vest immediately, subject to Ms. Huffington’s continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up. The remaining 445 of these RSUs, vest ratably on December 31, 2018 based on the number of months in 2018 that Ms. Huffington serves as a non-chair member of our Compensation Committee, subject to Ms. Huffington’s continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution, or winding up.

(7)

Granted in recognition of her service as chair of our Audit Committee in 2017, 9,658 of these RSUs vest immediately, subject to Ms. Martello’s continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution or winding up. The remaining 1,040 of these RSUs vest ratably on December 31, 2018 based on the number of months in 2018 that Ms. Martello serves as the chair of our Audit Committee, subject to Ms. Martello’s continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution or winding up.

(8)	Amount includes the purchase by Ms. Martello of 24,498 shares of our common stock under our 2013 Plan.
(9)	Amount includes the purchase by H.E. Al-Rumayyan of 122,489 shares of our common stock under our 2013 Plan.
(10)

These RSUs vest ratably on December 31, 2018 based on the number of months in 2018 that Mr. Thain serves as a non-chair member of our Audit Committee, subject to Mr. Thain’s continuous service with us, and subject to the earlier to occur of (i) the consummation of this offering or (ii) our liquidation, dissolution or winding up.

(11)	Amount includes the purchase by Mr. Thain of 122,489 shares of our common stock under 2013 Plan.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than the executive officer and director compensation arrangements discussed in the section titled “Executive Compensation” above and compensation to other executive officers that would have been disclosed in that section if such executive officers had been named executive officers, we describe transactions and series of similar transactions, since January 1, 2016, to which we participated or will participate, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our then directors, executive officers, or holders of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Series G Preferred Stock Financing

Between December 2015 and February 2017, we sold an aggregate of 139.4 million shares of our Series G redeemable convertible preferred stock at a purchase price of $48.772228 per share for an aggregate purchase price of approximately $6.8 billion, and warrants exercisable for an aggregate 6.2 million shares of Series G redeemable convertible preferred stock at an exercise price of either $0.01 or $0.00001 per share (the “Series G Financing”). All purchasers of our Series G redeemable convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series G redeemable convertible preferred stock purchased by our executive officers, members of our board of directors or their affiliates, and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series G Preferred Stock	Series G Preferred Stock Warrants		Total Purchase Price
The Public Investment Fund(1)	71,762,151	1,537,761	(2)	$3,499,999,990.35
Blissful Thousand Limited(3)	20,503,471	3,618,260	(4)	$999,999,388.31

(1)	His Excellency Yasir Al-Rumayyan, a member of our board of directors, is the managing director at the Public Investment Fund.
(2)

The Series G redeemable convertible preferred stock warrants issued to the Public Investment Fund were exercised on a cashless basis for an aggregate of 1,078,390 shares of Series G redeemable convertible preferred stock in July 2017 and August 2018. No Series G redeemable convertible preferred stock warrants issued to the Public Investment Fund remain outstanding after such cashless exercises.

(3)	Blissful Thousand Limited is an affiliate of Cheng Wei, a former non-voting member of our board of directors.
(4)

The Series G redeemable convertible preferred stock warrant issued to Blissful Thousand Limited terminated pursuant to its terms in January 2018 and an aggregate of 753,804 shares of Series G redeemable convertible preferred stock issued in connection with the previous exercises of the Series G redeemable convertible preferred stock warrants by Blissful Thousand Limited were repurchased at $0.0001 per share in May 2018.

Series G-1 Preferred Stock Financing

Between January and October 2018, we sold an aggregate of 35.9 million shares of our Series G-1 redeemable convertible preferred stock at a purchase price of $48.772228 per share for an aggregate purchase price of approximately $1.8 billion (the “Series G-1 Financing”). All purchasers of our Series G-1 redeemable convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series G-1 redeemable convertible preferred stock purchased by our executive officers, members of our board of directors or their affiliates, and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series G-1 Preferred Stock	Total Purchase Price
SB Cayman 2 Ltd.	21,448,296	$1,046,081,182.72
TPG VII Ultra Holdings, L.P.(1)	966,831	$47,154,501.97

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	David Trujillo, a member of our board of directors, and David Bonderman, a former member of our board of directors, are each partners at TPG.

Settlement and Series G-2 Preferred Stock Issuance

In February 2018, we entered into a settlement agreement with Waymo, an entity affiliated with Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, which provided for, among other things, an agreement to work with Waymo to ensure that our autonomous vehicle hardware and software do not infringe or improperly incorporate any of Waymo’s intellectual property, including trade secrets. In March 2018, in connection with the settlement agreement, we entered into a Series G-2 Preferred Stock Issuance Agreement pursuant to which we issued an aggregate of 5.1 million shares of our Series G-2 redeemable convertible preferred stock to Waymo. The shares were issued as consideration in connection with the settlement and no purchase price was paid by Waymo for the shares of Series G-2 redeemable convertible preferred stock. The holder of our Series G-2 redeemable convertible preferred stock is entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Third-Party Tender Offers

In November 2017, in connection with the Series G-1 Financing, we entered into an investment agreement with certain investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In November 2017, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $32.9689 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party.

Travis Kalanick and Ryan Graves, each of whom is a member of our board of directors, Thuan Pham, who is one of our executive officers, Salle Yoo, a former executive officer, and certain Uber employees sold shares of our capital stock in the tender offer. In addition, an affiliate of Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, Benchmark Capital Partners, a beneficial holder of more than 5% of our outstanding capital stock and an entity in which Matt Cohler, a current member of our board of directors, and Bill Gurley, a former member of our board of directors, are each partners, TPG, an investment firm in which David Trujillo, a member of our board of directors, and David Bonderman, a former member of our board of directors, are each partners, and EXPA-I LLC, an entity controlled by Garrett Camp, a member of our board of directors, also sold shares of our capital stock in the tender offer.

An aggregate of 242.9 million shares of our capital stock were successfully tendered pursuant to the tender offer, of which SB Cayman 2 Ltd. purchased 200.8 million shares for an aggregate purchase price of approximately $6.6 billion, and TPG purchased 9.7 million shares for an aggregate purchase price of $320.8 million. SB Cayman 2 Ltd. is a beneficial holder of more than 5% of our outstanding capital stock. David Trujillo, a member of our board of directors, and David Bonderman, a former member of our board of directors, are each partners at TPG.

In May 2018, we entered into an investment agreement with certain investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In May 2018, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $40.00 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party.

Travis Kalanick and Ryan Graves, each of whom is a member of our board of directors, Thuan Pham, who is one of our executive officers, Salle Yoo, a former executive officer, and certain Uber employees sold shares of our capital stock in the tender offer. In addition, EXPA-I LLC, an entity controlled by Garrett Camp, a member of our board of directors, and an affiliate of Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, also sold shares of our capital stock in the tender offer.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

An aggregate of 15.0 million shares of our capital stock were successfully tendered pursuant to the tender offer, of which TPG Drake Holdings, L.P., an affiliate of TPG, purchased 3.75 million shares for an aggregate purchase price of $150.0 million. David Trujillo, a member of our board of directors, and David Bonderman, a former member of our board of directors, are each partners at TPG.

Employee Stock Repurchases

Since January 1, 2016, we have purchased certain shares of our common stock from time to time from our existing stockholders, including an aggregate of 1.7 million shares from directors and executive officers for an aggregate purchase price of $64.8 million.

The following table summarizes our repurchases of common stock from our directors and executives officers since January 1, 2016:

Name of Stockholder	Shares of Capital Stock	Total Purchase Price
Ryan Graves	1,104,919	$40,417,021.04
Salle Yoo(1)	548,505	$22,333,404.14
Thuan Pham	48,020	$2,000,033.00

(1)	Salle Yoo is a former executive officer.

Google Maps

In October 2015, we entered into a Google Maps for Work Master Agreement which was amended in August 2017, with Google Inc., and which was supplemented with an order form with Google LLC, each of which is an affiliate of Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, pursuant to which Google agreed to provide us with mapping and related services that are integrated into our platform. From January 1, 2016 through December 31, 2018, we have paid Google an aggregate of approximately $58 million pursuant to this agreement. Such agreement remains in effect. David Drummond, an executive officer of Alphabet Inc., was a member of our board of directors from July 2013 until August 2016.

Marketing, Advertising and Technology Infrastructure Contracts

We have entered into various marketing and technology service agreements with affiliates of Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, pursuant to which such affiliates have agreed to provide us with marketing and advertising services and technology infrastructure and enterprise services. From January 1, 2016 through December 31, 2018, we have paid Alphabet’s affiliates an aggregate of approximately $631 million for marketing and advertising services and an aggregate of approximately $70 million for technology infrastructure and enterprise services.

Google Pay

In April 2016, we entered into an Android Pay Agreement (amended in May and October 2016) with Google Inc., an affiliate of Alphabet Inc., a beneficial holder of more than 5% of our outstanding capital stock, pursuant to which Google agreed to pay us for promoting Google Pay on our platform in the United States. Since January 1, 2017, Google has paid us an aggregate of approximately $8.0 million pursuant to this agreement.

Investor Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock (the “IRA”), including entities affiliated with Benchmark Capital Partners, entities affiliated with TPG Holdings, EXPA-1, LLC, SB Cayman 2 Ltd., The Public Investment Fund

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Pursuant to 17 C.F.R. Section 200.83

and entities affiliated with Alphabet Inc., which are beneficial holders of more than 5% of our capital stock and/or entities with which certain of our directors are affiliated. This agreement provides that the holders of common stock issuable upon conversion of our redeemable convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. With respect to this offering, we expect the registration rights to be validly waived. In addition to the registration rights, the IRA provides for certain information rights and a right of first offer. The provisions of the amended and restated investors’ rights agreement, other than those relating to registration rights, will terminate upon the closing of this offering. For more information regarding this agreement, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement under which holders of our redeemable convertible preferred stock, including Travis Kalanick and Ryan Graves, who are members of our board of directors, and entities affiliated with Benchmark Capital Partners, entities affiliated with TPG Holdings, EXPA-1, LLC, SB Cayman 2 Ltd., The Public Investment Fund, and entities affiliated with Alphabet Inc., which are beneficial holders of more than 5% of our capital stock and/or entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement with certain holders of our redeemable convertible preferred stock and our founders and certain early service providers, including Travis Kalanick and Ryan Graves, who are members of our board of directors, and entities affiliated with Benchmark Capital Partners, entities affiliated with TPG Holdings, EXPA-1, LLC, SB Cayman 2 Ltd., The Public Investment Fund, and entities affiliated with Alphabet Inc., which are beneficial holders of more than 5% of our capital stock and/or entities with which certain of our directors are affiliated, pursuant to which such holders have a right of first refusal and co-sale in respect of certain sales of securities by our founders and early service providers. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive Compensation—Employment Agreements.”

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, in connection with this offering, we will enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Other Transactions

In June 2016, in connection with the Series G Financing, we entered into a letter agreement with the Public Investment Fund pursuant to which we agreed to provide the Public Investment Fund certain information and

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

other rights. Additionally, if immediately following this offering the Public Investment Fund has a representative serving on our board of directors (the “PIF Representative”) and we do not include the PIF Representative in the slate of nominees recommended to our stockholders for election as a director, we will consult with the Public Investment Fund regarding such determination.

In August 2016, we entered into an agreement with Didi pursuant to which we sold our operations in China. In connection with this sale, Cheng Wei, Didi’s Chief Executive Officer, served as a non-voting member of our board of directors from August 2016 to August 2018. For more information regarding the sale of our operation in China to Didi, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Minority Owned Affiliates.”

We have granted stock options, RSUs, and RSAs to our executive officers and certain of our directors. For a description of the equity awards held by our named executive officers and directors that are currently outstanding, see the sections titled “Executive Compensation—Outstanding Equity Awards as of December 31, 2018” and “Executive Compensation—Director Compensation.”

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. For a description of these agreements, see the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control.”

We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Transactions with Related Persons

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to or in connection with this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the prior consent of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our board of directors for review, consideration, and approval or ratification. In approving or rejecting any such proposal, our board of directors is to consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person’s interest in the transaction. The written policy will require that, in determining whether to approve or reject a related person transaction, our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our board of directors determines in good faith.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2018 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person or entity known by us to own beneficially more than 5% of our common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2019, which is 60 days after December 31, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 1,361.9 million shares of common stock outstanding as of December 31, 2018, after giving effect to (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2018 into 903.6 million shares of common stock immediately prior to the closing of this offering; (ii) the assumed cash exercise of a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock outstanding as of December 31, 2018, which will result in the issuance of 150,071 shares of common stock in connection with this offering; and (iii) the assumed cash exercise of a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock outstanding as of December 31, 2018, which will result in the issuance of 922,655 shares of common stock in connection with this offering. Applicable percentage ownership after this offering is based on              shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option in full and assuming the issuance of up to              shares of common stock at the closing of this offering. We have included shares of our common stock subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of December 31, 2018 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Uber Technologies, Inc., 1455 Market Street, 4th Floor, San Francisco, California 94103.

	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%		Shares	%
	(in thousands)			(in thousands)
Directors and Named Executive Officers:
Dara Khosrowshahi(1)	196	*
Nelson Chai	—	—
Barney Harford(2)	99	*
Thuan Pham(3)	5,368	*
Nikki Krishnamurthy	—	—
Ursula Burns(4)	129	*
Garrett Camp(5)	81,575	6.0
Matt Cohler(6)	150,079	11.0
Ryan Graves(7)	33,184	2.4
Arianna Huffington(8)	21	*
Travis Kalanick(9)	98,204	7.2
Wan Ling Martello(10)	42	*
H.E. Yasir Al-Rumayyan(11)	72,963	5.4
Ronald Sugar(12)	128	*
John Thain(13)	129	*
David Trujillo	—	—
All directors and executive officers as a group (19 persons)(14)	442,946	32.5

5% Stockholders and Selling Stockholders:
SB Cayman 2 Ltd.(15)	222,228	16.3
Entities affiliated with Benchmark Capital Partners(6)	150,079	11.0
Entities affiliated with EXPA-I, LLC(5)	81,575	6.0
The Public Investment Fund(16)	72,841	5.4
Entities affiliated with Alphabet Inc.(17)	71,097	5.2
All other selling stockholders

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 150,000 shares of common stock subject to options held by Mr. Khosrowshahi that are exercisable within 60 days of December 31, 2018 and (ii) RSUs for 46,434 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(2)	Mr. Harford holds RSUs for 99,020 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.
(3)

Consists of (i) 5.1 million shares of common stock held by Mr. Pham and (ii) RSUs for 227,062 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(4)

Consists of 122,489 shares of common stock held by Ms. Burns and RSUs for 6,695 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(5)

Consists of 80.6 million shares of common stock held by EXPA-I, LLC and 1.0 million shares of common stock held by RMG-Trust LLC. Mr. Camp serves as the sole manager of EXPA-I, LLC and RMG-Trust LLC and has sole voting and dispositive power over the shares held by EXPA-I, LLC and RMG-Trust LLC.

(6)

Consists of 146.5 million shares of common stock held by Benchmark Capital Partners VII, L.P. (“Benchmark VII”) and 3.6 million shares of common stock held by Benchmark Capital Partners VI, L.P. (“Benchmark VI”). Benchmark Capital Management Co. VII LLC, the general partner of Benchmark VII, has the sole power to vote the shares held by Benchmark VII, and Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Mitch H. Lasky, and Steven M. Spurlock, the managing members of Benchmark Capital Management Co. VII, LLC, have shared voting and investment power over these shares. Benchmark Capital Management Co. VI LLC, the general partner of Benchmark VI, has the sole power to vote the shares held by Benchmark VI, and Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, and Steven M. Spurlock, the managing members of Benchmark Capital Management Co. VI LLC, have shared voting and investment power over these shares. The address for Benchmark VII and Benchmark VI is 2965 Woodside Road, Woodside, California 94062.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(7)

Consists of (i) 26.3 million shares of common stock held by Mr. Graves, (ii) 6.7 million shares held in various trusts for which Mr. Graves is the trustee, (iii) RSUs for 59,625 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018, and (iv) 167,640 shares of common stock subject to options held by Mr. Graves that are exercisable within 60 days of December 31, 2018.

(8)	Ms. Huffington holds RSUs for 21,342 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.
(9)

Consists of (i) 74.9 million shares of common stock held by Mr. Kalanick, (ii) 22.6 million shares of common stock held by the TCK Five-Year CRUT, of which Mr. Kalanick is the sole beneficial owner, (iii) 270,000 shares of common stock subject to options held by Mr. Kalanick that are exercisable within 60 days of December 31, 2018, and (iv) RSUs for 389,012 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(10)	Mr. Martello holds RSUs for 17,562 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.
(11)

Consists of 122,489 shares of common stock held by H.E Al-Rumayyan and 72.8 million shares of common stock held by The Public Investment Fund. H.E. Al-Rumayyan is the managing director of The Public Investment Fund which is the sovereign wealth fund of the Kingdom of Saudi Arabia. The Board of Directors of The Public Investment Fund, consisting of His Royal Highness Mohammad bin Salman Al-Saud (Chairman), H.E. Ibrahim Abdulaziz Al-Assaf, H.E. Mohammad Abdul Malek Al Shaikh, H.E. Khalid Abdulaziz Al-Falih, H.E. Dr. Majid Bin Abdullah Al Qasabi, H.E. Mohammad Abdullah Al-Jadaan, H.E. Mohamed Mazyed Altwaijri, H.E. Ahmed Aqeel Al-Khateeb and H.E. Yasir Othman Al-Rumayyan have dispositive power over the shares held by The Public Investment Fund by majority of the votes of the Directors with the Chairman having a casting vote. The address for The Public Investment Fund is Al’Raidah Digital City, Riyadh 6121, AlNakheel District 11442, Kingdom of Saudi Arabia.

(12)

Consists of 122,489 shares of common stock held by Dr. Sugar and RSUs for 5,696 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(13)

Consists of 122,489 shares of common stock held by Mr. Thain and RSUs for 6,519 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(14)

Consists of (i) 440.6 million shares common stock held by all our current directors and executive officers as a group, (ii) 587,640 shares of common stock subject to options held by all our current directors and executive officers as a group that are exercisable within 60 days of December 31, 2018, and (iii) RSUs for 1.7 million shares of common stock for which the service-based vesting condition would be satisfied within 60 days of December 31, 2018.

(15)

SB Cayman 2 Ltd. holds 222.2 million shares of common stock. SB Cayman 2 Ltd. is wholly-owned by SoftBank Vision Fund (AIV S1) LP, a Delaware limited partnership (“Vision Fund”). SVF GP (Jersey) Limited (“SVF)” and SB Investment Advisers (UK) Limited (“SBIA”) are the general partner and manager of Vision Fund, respectively. SVF and SBIA are both ultimately controlled by SoftBank Group Corp. SoftBank Group Corp., SVF, SBIA and Vision Fund may be deemed to have shared voting and investing power over, and may be deemed to be beneficial owners of, the shares held by SB Cayman 2 Ltd. The address for SB Cayman 2 Ltd. is P.O. Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

(16)

Consists of 72.8 million shares of common stock held by The Public Investment Fund. H.E. Al-Rumayyan is the managing director of The Public Investment Fund which is the sovereign wealth fund of the Kingdom of Saudi Arabia. The Board of Directors of The Public Investment Fund, consisting of His Royal Highness Mohammad bin Salman Al-Saud (Chairman), H.E. Ibrahim Abdulaziz Al-Assaf, H.E. Mohammad Abdul Malek Al Shaikh, H.E. Khalid Abdulaziz Al-Falih, H.E. Dr. Majid Bin Abdullah Al Qasabi, H.E. Mohammad Abdullah Al-Jadaan, H.E. Mohamed Mazyed Altwaijri, H.E. Ahmed Aqeel Al-Khateeb and H.E. Yasir Othman Al-Rumayyan have dispositive power over the shares held by The Public Investment Fund by majority of the votes of the Directors with the Chairman having a casting vote. The address for The Public Investment Fund is Al’Raidah Digital City, Riyadh 6121, AlNakheel District 11442, Kingdom of Saudi Arabia.

(17)

Consists of (i) 66.1 million shares of common stock held of record by GV 2013, L.P. and (ii) 5.0 million shares of common stock held of record by Alphabet Holdings LLC. Alphabet Inc. and each of XXVI Holdings Inc., Alphabet Holdings LLC, GV 2013 GP, L.L.C., and GV 2013, L.P. (the “Alphabet Affiliates”) may be deemed to have sole power to vote or dispose of the shares held by GV 2013, L.P. Alphabet Inc. and each of XXVI Holdings Inc. and Alphabet Holdings LLC may be deemed to have sole power to vote or dispose of the shares held by Alphabet Holdings LLC. The address for Alphabet Inc. and the Alphabet Affiliates is 1600 Amphitheatre Parkway, Mountain View, California 94043.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

On the closing of this offering, our amended and restated certificate of incorporation will provide for one class of common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

On the closing of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.00001 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.

As of December 31, 2017, there were 443.4 million shares of our common stock and 863.3 million shares of redeemable convertible preferred stock outstanding. After giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock immediately prior to the closing of this offering and the exercise of certain of our redeemable convertible preferred stock warrants there would have been 1,307.8 million shares of common stock outstanding on that date.

Our outstanding capital stock was held by approximately 2,196 stockholders of record as of December 31, 2017. A majority of our stockholders of record received their securities pursuant to our equity compensation plans in transactions exempt from registration under Rule 701 promulgated under the Securities Act. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the                 , to issue additional shares of our capital stock.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on any matter submitted to our stockholders.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of redeemable convertible preferred stock outstanding at the time, the holders of common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by our company. See the section titled “Dividend Policy” for additional information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Liquidation Rights. On our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding redeemable convertible preferred stock.

Change of Control Transactions. The holders of common stock will be treated equally and identically with respect to shares of common stock owned by them on (i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (ii) the consummation of a merger, reorganization, consolidation, or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (iii) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation, or share transfer under any employment, consulting, severance, or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of December 31, 2017, there were 863.3 million shares of our redeemable convertible preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of our redeemable convertible preferred stock will convert into one share of our common stock.

Pursuant to our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of              shares of our preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the closing of this offering, no shares of preferred stock will be outstanding. We have no current plan to issue any shares of preferred stock.

Warrants

As of December 31, 2017, there were warrants to purchase 278,805 shares of common stock, 150,071 shares of Series E redeemable convertible preferred stock and 4,299,698 shares of Series G redeemable convertible preferred stock outstanding. Upon the closing of this offering, certain of these warrants may remain outstanding. The warrants for Series E redeemable convertible preferred stock and Series G redeemable convertible preferred stock, if outstanding upon the closing of this offering, shall become warrants to purchase common stock.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our redeemable convertible preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was amended and restated on March 9, 2018. In addition, certain holders of our redeemable convertible preferred stock have registration rights under the purchase agreement under which they originally purchased their redeemable convertible preferred stock. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement was declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the effective date of the registration statement of which this prospectus is a part, or with respect to any particular stockholder, at such time after the effective date of the registration statement that such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 903.6 million shares of our common stock, without giving effect to the sale of shares in this offering by the selling stockholders, and holders of shares of common stock issuable upon conversion of the 2021 Convertible Notes will be entitled to certain demand registration rights. At any time beginning on the earlier of December 3, 2020 and six months after the closing of this offering, the holders of at least 50% of the registrable securities then outstanding may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $30,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 903.6 million shares of our common stock and holders of shares of common stock issuable upon conversion of the 2021 Convertible Notes were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 903.6 million shares of common stock, without giving effect to the sale of shares in this offering by the selling stockholders, and holders of shares of common stock issuable upon conversion of the 2021 Convertible Notes will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

equal or exceed $3,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect on the Closing of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon the closing of this offering will provide for stockholder actions only at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our Chief Executive Officer. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies, and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Exchange Listing

We intend to apply to list our common stock on the                under the symbol “UBER.”

Transfer Agent and Registrar

On the closing of this offering, the transfer agent and registrar for our common stock will be                . The transfer agent and registrar’s address is                .

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options or settlement of RSUs, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of December 31, 2017, on the closing of this offering, a total of              shares of common stock will be outstanding, assuming (i) the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2017 into 863.3 million shares of our common stock immediately prior to the closing of this offering, (ii) the net issuances of (a)             shares of our common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations, and (b)             shares of our common stock upon the vesting and settlement of RSUs granted to one employee for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $         per share) and the related increase in total liabilities and corresponding decrease in additional paid-in capital, (iii) stock-based compensation expense of $             associated with RSUs, SARs, and stock options for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, (iv) the assumed cash exercises of (a) a warrant to purchase 150,071 shares of our Series E redeemable convertible preferred stock and (b) a warrant to purchase 922,655 shares of our Series G redeemable convertible preferred stock, all outstanding as of December 31, 2017, which will result in the issuance of 150,071 and 922,655 shares of our common stock, respectively, in connection with this offering, and the related reclassification of redeemable convertible preferred stock warrant liability to additional paid-in capital, and (v)              shares of our common stock issuable upon the conversion of $         billion aggregate principal amount of Convertible Notes outstanding as of December 31, 2017, plus additional accrued interest of $        , thereon (through an assumed conversion date of                 , 2019 and based on the assumed initial public offering price of $          per share) in connection with the closing of this offering Of these shares, all of the common stock sold in this offering by us or the selling stockholders, plus any shares sold by us upon exercise, if any, of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock underlying outstanding RSUs, or subject to stock options or warrants will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject further to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell our shares as follows, subject to expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject further to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2010 Plan, 2013 Plan, 2019 Plan and 2019 ESPP, as well as our non-plan share awards. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the closing of this offering are subject to market standoff provisions or lock-up agreements pursuant to which they have agreed that, until          days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, directly or indirectly, offer, sell, contract to sell, pledge, grant any over-allotment option to purchase, make any short sale, or otherwise dispose of or hedge any of

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriters.” Morgan Stanley & Co. LLC may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Under our IRA and on the closing of this offering, the holders of 903.6 million shares of our common stock and holders of shares of common stock issuable upon conversion of the 2021 Convertible Notes, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain On Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (“FATCA”), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Subject to the recently released proposed Treasury Regulations described below, FATCA applies to dividends paid on our common stock and to gross proceeds from sales or other dispositions of our common stock. The Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Total:

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for up to $        of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority Inc.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the                under the trading symbol “UBER.”

We and all of our directors, executive officers and the holders of substantially all of our outstanding stock and securities convertible into or exchangeable or exercisable for our common stock are subject, subject to important exceptions, to market standoff agreements with us or lockup agreements agreeing that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending on and including the          day after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person subject to a lockup agreement has agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC, in its sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.

To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our Revolving Credit Facility and served as placement agent in connection with the issuance of our 2023 Notes and our 2026 Notes. Certain of the underwriters or their respective affiliates own shares of our capital stock.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their partners and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative for the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

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Pursuant to 17 C.F.R. Section 200.83

For the purposes of this provision, the expression “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to Section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, Section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of

Confidential Treatment Requested by Uber Technologies, Inc.

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our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.

Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Chile

The shares of our common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reverse Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

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(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

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Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Cooley LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass on certain legal matters with respect to U.S. federal law in connection with this offering. Attorneys at Cooley LLP hold an aggregate of                  shares of our common stock. Davis Polk  & Wardwell LLP, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.uber.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The change in reportable segments described in Note 14 to the consolidated financial statements has not been effected at December 31, 2017. When it has been effected, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

December 6, 2018

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Uber Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uber Technologies, Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of redeemable non-controlling interest, redeemable convertible preferred stock, and stockholders’ deficit, and of cash flows for the years then ended, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

San Francisco, California

May 2, 2018, except for the effects of disclosing net income (loss) per share information discussed in Note 13 and the change in the manner in which the Company accounts for goodwill discussed in Note 7 to the consolidated financial statements, as to which the date is December 5, 2018, and except for the change in composition of reportable segments discussed in Note 14 to the consolidated financial statements, as to which the date is

We have served as the Company’s auditor since 2014.”

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts which are reflected in thousands, and per share amounts)	As of December 31, 2016	As of December 31, 2017	Pro Forma as of December 31, 2017
			(unaudited)
Assets
Cash and cash equivalents	$6,241	$4,393
Restricted cash and cash equivalents	57	240
Accounts receivable, net of allowance of $17 and $28, respectively	387	739
Prepaid expenses and other current assets	329	448
Assets held for sale	—	1,138

Total current assets	7,014	6,958
Restricted cash and cash equivalents	528	1,195
Leased vehicles, net	1,161	24
Property and equipment, net	916	1,168
Intangible assets, net	51	54
Goodwill	39	39
Investments	5,969	5,969
Other assets	35	42

Total assets	$15,713	$15,449

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Accounts payable	$280	$213
Accrued liabilities	1,019	1,865
Other current liabilities	1,126	1,340
Liabilities held for sale	—	452

Total current liabilities	2,425	3,870
Insurance reserves	—	1,527
Long-term debt, net of current portion	3,087	3,048
Other long-term liabilities	3,686	3,351

Total liabilities	9,198	11,796

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.00001 par value, 905,239 authorized, 840,859 and 863,305 shares issued and outstanding, respectively; aggregate liquidation preference of $11,237 and $12,332, respectively	11,111	12,210

Stockholders’ deficit
Common stock, $0.00001 par value, 2,655,107 authorized, 455,051 and 443,394 shares issued and outstanding, respectively	—	—
Additional paid-in capital	209	320
Accumulated other comprehensive income (loss)	1	(3)
Accumulated deficit	(4,806)	(8,874)

Total stockholders’ deficit	(4,596)	(8,557)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$15,713	$15,449

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in millions, except share amounts which are reflected in thousands, and per share amounts)	2016	2017
Revenue	$3,845		$7,932
Costs and expenses
Cost of revenue, exclusive of depreciation and amortization shown separately below	2,205		4,103
Operations and support	881		1,354
Sales and marketing	1,594		2,524
Research and development	864		1,201
General and administrative	1,004		2,320
Depreciation and amortization	320		510

Total costs and expenses	6,868		12,012

Loss from operations	(3,023)		(4,080)

Other income (expense), net
Interest income	22		71
Interest expense	(334)		(479)
Realized foreign exchange losses, net	(38)		(22)
Unrealized foreign exchange gains (losses), net	(53)		64
Other, net	208		(129)

Total other income (expense), net	(195)		(495)

Loss from continuing operations before income taxes	(3,218)		(4,575)
Provision for (benefit from) income taxes	28		(542)

Loss from continuing operations	(3,246)		(4,033)
Income from discontinued operations, net of income taxes (including gain on disposition in 2016)	2,876		—

Net loss	$(370)		$(4,033)

Other comprehensive loss
Net income (loss) on foreign currency translation	2		(4)

Total comprehensive loss	$(368)		$(4,037)

Net income (loss) per share attributable to common stockholders, basic and diluted:
Continuing operations	$(7.89)		$(9.46)
Discontinued operations	6.99		—

Net loss per share attributable to common stockholders, basic and diluted	$(0.90)		$(9.46)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders, basic and diluted	411,501		426,360

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited):
Pro forma net loss per share attributable to common stockholders, basic and diluted		$

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE NON-CONTROLLING INTEREST, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT

	Redeemable Non-Controlling Interest	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
(in millions, except share amounts which are reflected in thousands)		Shares	Amount	Shares	Amount
Balance as of January 1, 2016	$553	741,743	$6,256	443,319	$—	$120	$ (1)	$ (4,265)	$ (4,146)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	—	99,355	4,846	—	—	—	—	—	—
Exercise of warrants	—	103	—	—	—	—	—	—	—
Vesting of repurchase option related to Series E redeemable convertible preferred stock issued to a non-employee service provider	—	—	4	—	—	—	—	—	—
Repurchase of outstanding stock	(5)	(342)	—	(3,511)	—	—	—	(171)	(171)
Exercise of stock options	—	—	—	5,352	—	17	—	—	17
Repurchase of unvested early-exercised stock options	—	—	—	(2,745)	—	—	—	—	—
Reclassification of early-exercised stock options from liability, net	—	—	—	—	—	9	—	—	9
Stock-based compensation	—	—	5	—	—	56	—	—	56
Issuance and repayment of employee loans collateralized by outstanding common stock	—	—	—	—	—	(1)	—	—	(1)
Issuance of restricted common stock in connection with acquisitions	—	—	—	12,636	—	8	—	—	8
Foreign currency translation adjustment	—	—	—	—	—	—	2	—	2
Divestiture of discontinued operations	(548)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(370)	(370)

Balance as of December 31, 2016	$—	840,859	$11,111	455,051	$—	$209	$1	$(4,806)	$(4,596)

Issuance of Series G redeemable convertible preferred stock, net of issuance costs	$—	20,667	$1,008	—	$—	$—	$—	$—	$—
Exercise of warrants	—	1,779	87	—	—	—	—	—	—
Vesting of common stock warrants	—	—	—	—	—	1	—	—	1
Vesting of repurchase option related to Series E redeemable convertible preferred stock issued to a non-employee service provider	—	—	4	—	—	—	—	—	—
Repurchase of outstanding stock	—	—	—	(11,016)	—	—	—	(32)	(32)
Exercise of stock options	—	—	—	2,897	—	4	—	—	4
Repurchase of unvested early-exercised stock options	—	—	—	(3,538)	—	(1)	—	—	(1)
Reclassification of early-exercised stock options from liability, net	—	—	—	—	—	6	—	—	6
Stock-based compensation	—	—	—	—	—	97	—	—	97
Issuance and repayment of employee loans collateralized by outstanding common stock	—	—	—	—	—	4	—	(3)	1
Foreign currency translation adjustment	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	(4,033)	(4,033)

Balance as of December 31, 2017	$—	863,305	$12,210	443,394	$—	$320	$(3)	$(8,874)	$(8,557)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2016	2017
Cash flows from operating activities
Net loss	$(370)	$(4,033)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	347	510
Bad debt expense	67	82
Stock-based compensation	107	124
Gain on disposition of China operations, net of tax	(4,415)	—
Deferred income tax	5	(762)
Revaluation of derivative liabilities	(142)	173
Accretion of discount on long-term debt	185	244
Paid-in-kind interest	68	69
Loss on disposal of long-lived assets	2	86
Loss on disposal of leased vehicles	7	31
Impairment on long-lived assets of discontinued operations	80	—
Impairment on long-lived assets held for sale	—	223
Unrealized foreign currency transactions	60	(59)
Other	14	(16)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(348)	(442)
Prepaid expenses and other assets	(214)	(143)
Accounts payable	228	(79)
Accrued expenses and other liabilities	1,406	2,574

Net cash used in operating activities	(2,913)	(1,418)

Cash flows from investing activities
Purchase of leased vehicles	(1,171)	(371)
Insurance reimbursement from leased vehicles	17	30
Proceeds from disposal of leased vehicles	—	137
Purchase of property and equipment	(458)	(450)
Proceeds from disposal of long-lived assets	—	175
Purchase of intangible assets	(6)	(8)
Acquisition of business, net of cash acquired	(22)	—
Cash transferred in discontinued operations	(218)	—

Net cash used in investing activities	(1,858)	(487)

Cash flows from financing activities
Proceeds from exercise of stock options, net of repurchase	17	3
Repurchase of outstanding shares	(90)	(131)
Issuance of term loan, net of issuance costs	1,114	—
Principal repayment on term loan	(3)	(12)
Proceeds from revolving lines of credit	346	202
Principal repayment on revolving lines of credit	(28)	(76)
Financing costs on revolving line of credit	(18)	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	4,846	1,008
Dissolution of joint venture and subsequent proceeds	11	19
Other	(1)	2

Net cash provided by financing activities	6,194	1,015

Effect of exchange rates on cash, cash equivalents and restricted cash and cash equivalents	(25)	22

Net increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	1,398	(868)
Cash, cash equivalents and restricted cash and cash equivalents
Beginning of period	5,428	6,826

End of period, classified within assets held for sale	$—	$130

End of period, excluding cash classified within assets held for sale	$6,826	$5,828

Supplemental disclosure of cash flow information
Interest paid	$32	$61
Income tax paid	20	153
Stock-based compensation capitalized as software development costs	2	1
Common stock issued in connection with acquisitions	8	—
Changes in purchases of leased vehicles and property, equipment and software recorded in accounts payable and accrued liabilities	(36)	(4)
Changes in share repurchase commitment made in each period (Note 11)	176	(44)
Financed construction projects	8	214
Capitalized lease obligations	—	124

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UBER TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business

Uber Technologies, Inc. (“Uber” or “the Company”) is a Delaware corporation headquartered in San Francisco, California. The Company is a technology company that is powering movement in countries around the world, principally in the United States and Canada, Latin America, Europe, Middle East, and Asia Pacific markets, excluding its discontinued China operations. On August 1, 2016, the Company sold its majority-owned subsidiary, Uber China, Ltd. (“Uber China”) to Xiaoju Kuaizhi, Inc. (“Didi”) for an equity stake in Didi, valued at the time at approximately $6.0 billion. The financial results of Uber China’s operations are presented as discontinued operations in the consolidated statements of operations and comprehensive loss and, as such, have been excluded from continuing operations for all periods presented. Refer to Note 16 – Discontinued Operations for further information.

The Company’s principal activities are to develop and support proprietary technology applications (“App(s)” or “App”) that provide on-demand lead generation and related services to providers of ridesharing services (“Driver Partner(s) or Partner”), meal preparation services (“Restaurant Partner(s)”), and meal delivery services (“Delivery Partner(s)”), collectively the Company’s “Partners.” The Apps facilitate the Company’s Partners’ sale of services to “Rider(s)” (for ridesharing services) and “Eater(s)” (for meal preparation and delivery services), collectively defined as “end-user” or “end-users.”

Driver Partners provide ridesharing services to Riders through a range of offerings based on vehicle type and/or the number of Riders. Restaurant Partners and Delivery Partners provide meal preparation and delivery services, respectively, to Eaters.

In addition, the Company also provides logistics services for the freight industry and leases vehicles to third-parties that may use the vehicles to provide ridesharing or meal delivery services through the Apps. Refer to Note 2 – Revenue for further information.

The Company has organized its operations into two operating and reportable segments: Core Platform and Other Bets. Core Platform includes the ridesharing and Uber Eats operations. Refer to Note 14 – Segment Information for further information.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIE”) where it is deemed to be the primary beneficiary. Refer to Note 17 – Variable Interest Entities for further information. All intercompany balances and transactions are eliminated.

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue Recognition (“Topic 606”) “Revenue from Contracts with Customers,” retrospectively. Accordingly, certain previously reported 2016 revenues and expenses were recast to conform to Topic 606. Refer to Recently Adopted Accounting Pronouncements and Note 2 – Revenue for further information.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

and accompanying notes. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of December 31, 2017 has been prepared to give effect to:

•

the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock as of December 31, 2017 into an equivalent number of shares of common stock immediately prior to the closing of a qualifying initial public offering (“IPO”);

•

the net issuance of          shares of common stock upon the vesting and settlement of restricted stock units (“RSUs”) for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with an IPO, after giving effect to shares withheld to satisfy the associated withholding tax obligations, and the related increase in liabilities and corresponding decrease in additional paid-in capital;

•

the conversion of the Company’s outstanding 2021 and 2022 Convertible Notes, as defined in Note 8 – Long-Term Debt and Revolving Credit Arrangements, into          shares of common stock, assuming the conversion of $         billion principal amount and accrued interest as of December 31, 2017 at a conversion price of $         per share and the removal of the related embedded derivative liability;

•

the exercise of certain of the redeemable convertible preferred stock warrants outstanding at December 31, 2017, resulting in the issuance of common stock in connection with an IPO and the related reclassification of our redeemable convertible preferred stock warrant liability to common stock and additional paid-in capital; and

•

stock-based compensation expense of $         associated with RSUs, stock appreciation rights (“SARs”), and stock options for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with the IPO, reflected as an increase in additional paid-in capital and accumulated deficit.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. The Company believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations, or cash flows:

•	the ability to attract and retain new Driver Partners, Delivery Partners, Restaurant Partners, Riders and Eaters;

•	the ability to protect the Company’s brand;

•	the competitive landscape and the ability of the Company’s competitors to secure funding;

•	the ability to launch new markets, products and services on a global basis;

•	the ability to effectively manage the Company’s growth;

•	the ability to manage operating expenses as the Company has sustained net losses since inception;

•	continued innovation, including in the highly competitive field of autonomous vehicles;

•	the ability to manage fluctuations in operating results and growth rates as the Company has sustained net losses since inception;

•	the ability to retain and recruit qualified employees and key personnel;

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	reliance on Internet and other infrastructure;

•	reliance on one provider of mapping technology;

•	reliance on one background check provider in certain jurisdictions;

•	reliance on third-party payment processing and other service providers;

•	the ability to manage the collection and use of data in compliance with an evolving regulatory environment;

•	exposure to losses due to fraudulent transactions, such as phantom trips and fraudulent credit card transactions;

•	exposure to security threats, including malware, viruses and hacking and phishing attacks;

•	the impact of the economic climate on its businesses;

•	fluctuation of foreign currencies;

•	intellectual property infringement and other claims;

•	the ability to protect intellectual property and other information and data;

•	the ability to manage the Company’s indebtedness;

•	the availability of additional capital, if necessary, on reasonable terms, if at all;

•	the ability to manage changes in direct and indirect tax legislation and related liabilities;

•	exposure to investment risk resulting from the concentration of the Company’s assets in its cost method investment;

•

exposure to numerous legal and regulatory risks, including, among others, the application, interpretation and enforcement of existing regulations related to the Company’s business model, as well as risks related to the development of new regulations and claims and litigation related to the Company’s business model and the classification of Driver Partners as independent contractors;

•	amounts paid to settle liabilities through the Company’s captive insurance subsidiary may vary significantly compared to reserves and losses estimated based on the historical experience; and

•	amounts paid to settle litigation and other regulatory investigations and inquiries may vary significantly compared to reserves.

In addition, the Company has been subject to various inquiries and investigations surrounding the legality of certain of the Company’s business practices, compliance with global regulatory requirements, such as antitrust, data protection and privacy laws, and the infringement of certain intellectual property rights. Certain of these matters have been investigated under the oversight of a special committee of the Company’s board of directors and the Company is implementing a number of recommendations to its managerial, operational and compliance, practices, as well as strengthening its overall governance structure. In many cases, the Company is unable to predict the outcomes and implications of these inquiries and investigations on the Company’s business which could be time consuming, costly to investigate and require significant management attention. Furthermore, the outcome of these inquiries and investigations could negatively impact the Company’s business, reputation, financial condition and operating results, including possible fines and penalties and requiring changes to operational activities and procedures.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2017 consisted of cash held in checking and savings accounts and investments in money market funds. The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents is pledged as security for letters of credit or other collateral amounts established by the Company for certain lease obligations, insurance policies and other various contractual arrangements. Restricted cash and cash equivalents is classified as current and non-current assets based on the term of the remaining restriction. The reconciliation of cash and cash equivalents and restricted cash and cash equivalents to the consolidated balance sheet amounts are as follows:

	As of December 31,
	2016	2017
	(in millions)
Cash and cash equivalents	$6,241	$4,393
Restricted cash and cash equivalents—current	57	240
Restricted cash and cash equivalents—non-current	528	1,195

Total cash and cash equivalents, and restricted cash and cash equivalents	$6,826	$5,828

Concentration of Credit Risk

Cash and cash equivalents, restricted cash and cash equivalents, and accounts receivable potentially are subject to credit risk concentration. Cash is deposited with financial institutions that the Company believes are of high credit quality. The Company holds cash and cash equivalent concentrations in financial institutions around the world in excess of federally insured limits. The Company has not experienced any losses to date related to these concentrations. The Company relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from end-users. Payment service providers are financial institutions or credit card companies that the Company believes are of high credit quality. None of the Company’s Partners accounted for 10% or more of revenue for the years ended December 31, 2016 and 2017.

Accounts Receivable and Allowance for Doubtful Accounts

The majority of end-user fares are settled through payment service providers. Accounts receivable represents uncollected fare payments by end-users for completed trips or meal deliveries where the payment method is credit card and includes (i) end-user fare amounts not yet settled with payment service providers, and (ii) end-user fare amounts settled by payment service providers but not yet remitted to the Company. The timing of settlement of amounts due from these parties varies by region.

The unsettled fare payments as of period-end are included in accounts receivable. The portion of the fare to be remitted to Partners is included in accrued liabilities. Although the Company pre-authorizes forms of payment to mitigate its exposure, the Company bears the cost of credit card losses.

The Company records an allowance for doubtful accounts for fare amounts that may never settle, as well as for chargebacks. The Company considers these amounts to be direct and incremental costs to revenue earned and, therefore, the costs are included as part of cost of revenue in the consolidated statements of operations and comprehensive loss. The Company estimates these amounts based on historical experience and geographical trends, which are reviewed periodically and as needed, and amounts are written off when determined to be uncollectable. Chargebacks and credit card losses were $110 million and $174 million for the years ended December 31, 2016 and 2017, respectively.

Assets Held for Sale

The Company classifies long-lived assets as held for sale in the period that (i) it has approved and committed to a plan to sell the asset or asset group (“asset”), (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year (subject to certain events or circumstances), (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are generally not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Leased Vehicles, Net

Wholly-owned subsidiaries of the Company purchase vehicles and lease them to third-parties. Lessees of vehicles may use them to provide ridesharing or delivery services, including through use of the App(s). All vehicle leases are classified as operating leases.

Leased vehicle assets are stated at cost, net of accumulated depreciation. The vast majority of the Company’s leased vehicle assets have been reclassified from leased vehicles, net, to assets held for sale as of December 31, 2017. Refer to Note 3 – Assets and Liabilities Held for Sale for further information. When leased vehicles are retired or otherwise disposed of, the cost and accumulated depreciation are removed and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized. Maintenance and repair expenditures are charged to operating expenses as incurred.

Assets Under Construction and Financing Obligations

The Company is involved in the construction of certain office buildings and research facilities and is under lease agreements for substantially all of the constructed facilities. In such arrangements, the Company capitalizes construction costs, whether expended by the Company or the builder/lessor, in property and equipment, net. The Company records a corresponding financing obligation for amounts expended by the builder/lessor in other long-term liabilities. During the construction period, interest is accrued on the build-to-suit liability and capitalized asset as a component of the building asset. Refer to Notes 9 – Assets Under Construction and Financing Obligation and 18 – Subsequent Events for further information. These assets often do not qualify for derecognition under sales-leaseback accounting guidance as a result of continuing involvement in the property. These assets and obligations are amortized in depreciation and amortization and interest expense, respectively, on the Company’s consolidated statements of operations and comprehensive loss based on the terms of the related lease agreements.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Property and Equipment	Estimated Useful Life
Land	Indefinite
Buildings	30 years
Site improvements	5-15 years
Tools and test equipment	3-10 years
Manufacturing and production equipment	3-7 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Internal-use software	2-5 years
Leased computer equipment	Shorter of estimated useful life or lease term
Leasehold improvements	Shorter of estimated useful life or lease term

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The Company capitalizes certain costs, including interest, incurred in developing internal-use software once planning has been completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

Acquisitions

The Company accounts for acquisitions of entities or asset groups that include inputs and processes and have the ability to create outputs as business combinations in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss. The total consideration paid for acquisitions during the year ended December 31, 2016 was $30 million. There were no material business combinations during the year ended December 31, 2017.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company tests goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. The Company evaluates its reporting units when changes in its operating structure occur, and if necessary, reassigns goodwill using a relative fair value allocation approach. In testing for goodwill impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, the Company performs the first of a two-step impairment test.

The first step compares the estimated fair value of a reporting unit to its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value. There were no impairment charges in any of the periods presented.

Intangible Assets, Net

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from one to eighteen years. The Company reviews intangible assets for impairment under the long-lived asset model described in the Evaluation of Long-Lived Assets for Impairment below. There have been no impairment charges recorded in any of the periods presented in the accompanying consolidated financial statements. Refer to Note 7 – Goodwill and Intangible Assets for further information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Investments

The Company’s investments include its investments in privately-held companies. These investments are initially recorded at cost and are included in investments in the consolidated balance sheets. The Company accounts for these investments using the cost method as the Company does not have the ability to exercise significant influence over the investees or the investments are not in common stock or in-substance common stock. The Company reviews the carrying value of its cost method investments on a periodic basis to determine whether the investments in these companies are other-than-temporarily impaired. The Company considers investee’s financial performance and other information received from the investee companies, as well as any other available estimates of the fair value of the investee companies in its assessment.

Evaluation of Long-Lived Assets for Impairment

The Company evaluates its held-and-used long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. The Company measures the recoverability of these assets by comparing the carrying amount of such assets or asset group to the future undiscounted cash flow it expects the assets or asset group to generate. If the Company considers any of these assets to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flows that the asset is expected to generate. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset group over the asset group’s fair value.

Fair Value Measurements and Financial Instruments

The Financial Accounting Standards Board (“FASB”)’s authoritative standard on fair value measurements establishes a framework for measuring fair value and requires disclosure about the fair value measurements of assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

The Company’s primary financial instruments include cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt, and embedded derivatives and warrants. The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying value due to the short-term maturities of these instruments. The estimated fair values of the Company’s Senior Secured Term Loan and Revolving Credit Arrangements approximate their carrying value as these obligations have variable interest rates that adjust to observable market rates on a periodic basis (Level 2 of the fair value hierarchy). Refer to Note 4 – Fair Value Measurements and Note 8 – Long-Term Debt and Revolving Credit Arrangements for further information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if an entity is a variable interest entity (“VIE”). These evaluations are highly complex, which involve judgment, and the use of estimates and assumptions based on available historical information. If the Company determines that the entity is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 606, which the Company adopted as of January 1, 2017 on the full retrospective basis. Refer to Note 2 – Revenue for further information. The Company recognizes revenue in the period it satisfies its obligation to its Partners. The Company derives its revenues principally from its Partners’ use of the Company’s Apps and related service (“Uber Service”) in connection with ridesharing and meal delivery services that Partners make available to end-users through the Apps.

The Company enters into Master Services Agreements (“MSA”) with Partners to use the Apps. The MSA defines the service fee the Company charges Partners for each transaction. Upon acceptance of a transaction, the Partner agrees to perform the ridesharing, meal preparation or meal delivery services as requested by an end-user. The acceptance of a transaction request combined with the MSA establishes enforceable rights and obligations for each transaction. A contract exists between the Company and a Partner after the Partner accepts a transaction request and the Partner’s ability to cancel the transaction lapses. End-users access the App for free and the Company has no performance obligation to end-users and as a result, end-users are not the Company’s customers.

The Company evaluated the MSA and Uber Service to determine its performance obligations to Partners. The Uber Service includes on-demand lead generation and related activities that enable Partners to seek, receive and fulfill on-demand requests from end-users seeking ridesharing services and meal delivery. The Uber Service also includes facilitating payments from end-users and other related support activities. These activities are performed to satisfy the Company’s sole performance obligation in the transaction, which is to connect Partners with end-users to facilitate the completion of a successful ridesharing or meal delivery service.

Judgment is required in determining whether the Company is the principal or agent in transactions with Partners and end-users. The Company evaluates the presentation of revenue on a gross vs. net basis based on whether it controls the service provided to the end-user and is the principal (i.e. “gross”), or the Company arranges for other parties to provide the service to the end-user and is an agent (i.e. “net”). For ridesharing and meal delivery transactions, the Company’s role is to provide the Uber Service to Partners to facilitate a successful trip or meal delivery service to end-users. The Company concluded it does not control the good or service provided by Partners to end-users as (i) the Company does not pre-purchase or otherwise obtain control of the Partners’ goods or services prior to its transfer to the end-user; (ii) the Company does not direct Partners to perform the service on the Company’s behalf, and Partners have the sole ability to decline a transaction request and (iii) the Company does not integrate services provided by Partners with its other services and then provide them to end-users. As part of the Company’s evaluation of control, the Company reviews other specific indicators to assist in the principal vs. agent conclusions. The Company is not primarily responsible for ridesharing and meal delivery services provided to end-users, nor does it have inventory risk related to these services. While the Company facilitates setting the price for ridesharing and meal delivery services, the Partner and end-users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in the Company controlling the services provided to end–users.

Partners are the Company’s customers and pay the Company a service fee for each successfully completed ridesharing trip and meal delivery services provided to end-users. The Company’s obligation in the transaction is satisfied upon completion by the Partner of a trip or meal delivery service. In the vast majority of transactions

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

with end-users, the Company acts as an agent by connecting end-users seeking ridesharing and meal delivery services with Partners looking to provide these services. Accordingly, the Company recognizes revenue on a net basis, representing the fee the Company expects to be entitled to in exchange for the Company’s obligation to provide the Uber Service to Partners. The Company records refunds to end-users that it recovers from Partners as a reduction to revenue. Refunds to end-users due to end-user dissatisfaction with the App are recorded as marketing expense and reduces the accounts receivable amount associated with the corresponding trip.

Ridesharing

The Company derives its ridesharing revenue primarily from service fees paid by Partners for use of the Uber Service to connect with Riders and successfully complete a trip via the ridesharing App. The Company recognizes revenue when a trip is complete. There are no unsatisfied performance obligations as of December 31, 2017.

Depending on the market where the trip is completed, the service fee is either a fixed percentage of the end-user fare or the difference between the amount paid by an end-user and the amount earned by a Partner. In markets where the Company earns the difference between the amount paid by an end-user and the amount earned by a Partner, end-users are quoted a guaranteed price for ridesharing services while the Company pays Partners based on actual time and distance for the ridesharing services provided. Therefore, the Company can earn a variable amount on a transaction and may realize a loss on the transaction. The Company typically receives the service fee within a short period of time following the completion of a trip and as such, Partner contracts do not have a significant financing component.

In addition, Riders in certain markets have the option to pay cash for trips. On such trips, cash is paid by Riders to Driver Partners. The Company generally collects its service fee from Driver Partners for these trips by offsetting against any other amounts due to Driver Partners, including driver partner incentives. As the Company currently has limited means to collect its service fee for cash trips and cannot control whether Driver Partners will generate future amounts owed to them for offset, it concluded collectability of such amounts is not probable until collected. As such, uncollected service fees for cash trips are not recognized in the consolidated financial statements until collected.

Uber Eats

The Company derives its Uber Eats revenue primarily from service fees paid by Partners for use of the Uber Service to successfully complete a meal delivery via the Uber Eats App. The Company recognizes revenue when a meal delivery is complete. There are no unsatisfied performance obligations as of December 31, 2017.

The service fee paid by Restaurant Partners is a fixed percentage of the meal price. The service fee paid by Delivery Partners is the difference between the delivery fee amount paid by the Eater and the amount earned by the Delivery Partner. Eaters are quoted a fixed price for meal delivery while the Company pays Partners based on actual time and distance for the meal delivery. Therefore, the Company earns a variable amount on a transaction and may realize a loss on the transaction. The Company typically receives the service fee within a short period of time following the completion of a delivery. As such, Restaurant and Delivery Partner contracts do not have a significant financing component.

Incentives to Partners

Incentives provided to Partners are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate fair value of the good or service received. Incentives to Partners that are not for a distinct good or service are evaluated as variable consideration, in the most likely amount to be earned by the Partner, at the time or as they are earned by the Partner, depending on the type of incentive. Since incentives are earned over a short period of time, there is limited uncertainty when estimating variable consideration.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Incentives earned by Partners for referring new Partners represent a distinct service and are accounted for as customer acquisition costs. The Company expenses such referral payments as incurred in sales and marketing expenses. The Company applied the practical expedient under ASC 340-40-25-4 and expenses costs to acquire new customer contracts as incurred because the amortization period would be one year or less. The amount recorded as an expense is the lesser of the amount of the incentive paid or the established fair value of the service received. Fair value of the service is established using amounts paid to vendors for similar services.

The Company evaluates whether the cumulative amount of payments, including incentives, to Partners that are not in exchange for a distinct good or service provided to Partners exceeds the cumulative revenue earned since inception of the Partner relationships. Any cumulative payments to Partners in excess of cumulative revenue are re-characterized as cost of revenue within the consolidated statements of operations and comprehensive loss. The amounts reclassified for the years ended December 31, 2016 and 2017 were $507 million and $530 million, respectively.

Incentives to End-Users

Incentives offered to end-users are generally discounts on a limited number of rides or meal deliveries, and credits earned by end-users for completing a specific action, such as an existing end-user referring a new end-user. Incentives are offered to end-users to encourage use of the Company’s platform. Incentives offered to end-users are recognized when redeemed by end-users except those that are earned by end-users upon completing a specific action, which are recognized when the specific action required to earn the incentive is complete.

Incentives provided to end-users are recorded in sales and marketing expenses. Pricing actions in the form of discounts that reduce the end-user fare charged by Partners to end-users for all or substantially all rides or meal deliveries in a specific market are recorded as a reduction of revenue.

Vehicle Solutions Revenues

The Company leases vehicles to third parties who could potentially use them to provide ridesharing services, including through the Apps. These arrangements are classified as operating leases as defined within ASC 840, Leases. The Company recognizes revenue as lease payments are collected.

Other

The Company has elected to exclude from revenue taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions, and collected from Partners and remitted to governmental authorities. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which requires compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period. The Company determines the fair value of stock options granted or modified on the grant date (or modification or acquisition dates, if applicable) at fair value, using appropriate valuation techniques.

Class A common stock and Class B common stock are referred to as “common stock” throughout the notes to the consolidated financial statements, unless otherwise noted.

The valuation models incorporate various assumptions including expected stock price volatility, expected term and risk-free interest rates. The Company estimates the volatility of common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in its industry group. The Company estimates the expected term based on the simplified method for employees and contractual term for non-employees. The risk-free interest rate is based on the United States (“U.S.”) Treasury yield curve in

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

effect at the time of grant. Expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common stock. Starting in 2017, the Company accounts for forfeitures when they occur. Refer to Recently Adopted Accounting Pronouncements for further information.

The absence of an active market for the Company’s common stock also requires the Board of Directors, the members of which the Company believes have extensive business, finance and venture capital experience, to determine the fair value of its common stock for purposes of granting stock-based awards and for calculating stock-based compensation expense for the periods presented. The Company obtains contemporaneous third-party valuations to assist the Board of Directors in determining fair value. These contemporaneous third-party valuations use the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Factors taken into consideration in assessing the fair value of the Company’s common stock include: the sale of the Company’s shares to investors in private offerings; the prices of the recent redeemable convertible preferred stock sales to investors in arm’s-length transactions; the Company’s capital resources and financial condition; the preferences held by the Company’s redeemable convertible preferred stock classes in favor of its common stock; the likelihood and timing of achieving a liquidity event, such as an IPO or sale of the Company given prevailing market conditions; the Company’s historical operating and financial performance as well as the Company’s estimates of future financial performance; valuations of comparable companies; the hiring of key personnel; the status of the Company’s development, product introduction and sales efforts; the price paid by the Company to repurchase outstanding shares; industry information such as market growth and volume and macro-economic events; and, additional objective and subjective factors relating to its business.

The Company records stock-based compensation expense for service-based and performance-based equity awards such as stock options, warrants, and restricted shares on a straight-line basis and accelerated attribution method, respectively, for awards over the requisite service period, which is generally four years.

The Company has granted restricted common stock, RSUs, SARs, and options that vest upon the satisfaction of both service and performance conditions. The service condition for these awards generally is satisfied over four years. The performance conditions generally are satisfied upon achieving specified performance targets and the occurrence of a qualifying event, defined as the earlier of (i) the closing of certain specified liquidation transactions or (ii) an IPO. As of December 31, 2017, the Company has not recognized stock-based compensation expense for these awards because the qualifying event described above had not occurred and, therefore, cannot be considered probable. In the period in which the Company’s qualifying event is probable, the Company will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values. Stock-based compensation related to remaining service after the qualifying event will be recorded over the remaining service period.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Expenses

Set forth below is a brief description of the components of the Company’s expenses:

•

Cost of revenue, exclusive of depreciation and amortization primarily consists of credit card processing fees, data center and networking expenses, mobile device and service costs, certain ride insurance costs, incentive payments in excess of revenues earned from Partners, and amounts related to fare chargebacks and other credit card losses.

•

Operations and support primarily consists of compensation costs for employees that support operations in cities, including the general managers, driver operations, and community managers. Also included is the cost of customer support, driver background checks and the allocation of certain corporate costs.

•

Research and development primarily consists of compensation costs for employees in engineering and product development, including autonomous technology development costs, as well as expenses associated with ongoing improvements to, and maintenance of, existing products and services, and allocation of certain corporate costs.

•

Sales and marketing primarily consists of compensation costs, advertising costs, product marketing costs, the cost of referral services provided by Partners and incentives, refunds, and credits to end-users, and the allocation of certain corporate costs. The Company expenses advertising and other promotional expenditures as incurred. Advertising expenses totaled $693 million and $1.1 billion for the years ended December 31, 2016 and 2017, respectively. Incentives, refunds, and credits to end-users totaled $618 million and $949 million for the years ended December 31, 2016 and 2017, respectively.

•

General and administrative primarily consists of compensation costs for executive management and administrative employees, including finance and accounting, human resources, policy and communications, and legal as well as allocation of certain corporate costs, occupancy and non-ride insurance costs.

•

Depreciation and amortization primarily consists of depreciation on buildings, site improvements, computer equipment, software, leasehold improvements, motor vehicles, and amortization of intangible assets.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate in effect at the end of the period and are recorded in the current period consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured monthly using the month-end exchange rate. Gains and losses resulting from remeasurement are recorded in unrealized foreign exchange gains (losses), net on the consolidated statements of operations and comprehensive loss. Subsidiary assets and liabilities with non-U.S. dollar functional currencies are translated at the month-end rate, retained earnings and other equity items are translated at historical rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative translation adjustments are recorded within accumulated other comprehensive income (loss), a separate component of stockholders’ deficit.

Comprehensive Loss

Comprehensive loss consists of two components: net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that are recorded as an element of stockholders’ deficit and are excluded from net loss. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Net Loss Per Share Attributable to Common Stockholders

The Company computes net income (loss) per share of Class A and Class B common stock using the two class method required for participating securities. The two class method determines net income (loss) per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock, restricted common stock, and common stock issued upon early exercise of stock options are participating securities. The Company’s participating securities include redeemable convertible preferred stock, as the holders of the redeemable convertible preferred stock would be paid dividends at specified rates, if declared, prior to Class A common stock receiving dividends, and then any remaining dividends would be paid to the holders of Class A and Class B common stock and the holders of the redeemable convertible preferred stock on a pro-rata basis based on ownership percentages assuming conversion of all redeemable convertible preferred stock into Class A common stock.

The Company also considers restricted common stock and any shares issued on the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

The Company’s basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. For the calculation of diluted net income (loss) per share, net income attributable to common stockholders for basic net income (loss) per share is adjusted by the effect of dilutive securities. In addition, the computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of Class B common stock to Class A common stock due to the fact that shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock, while the diluted net income (loss) per share of Class B common stock does not assume the conversion into Class A common stock. Diluted net income (loss) per share is the same as basic net income (loss) per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive. Basic and diluted net income (loss) per share are the same for Class A and Class B common stock because they are entitled to the same liquidation and dividend rights. Since the Company is reporting discontinued operations, it has used net income (loss) from continuing operations as the control number in determining whether those potential dilutive securities are dilutive or antidilutive.

Insurance Reserves, Reserve for Losses and Loss Adjustment Expenses

The Company uses a combination of third-party insurance and self-insurance mechanisms, including a wholly-owned captive insurance subsidiary, to provide for the potential liabilities for certain risks, including auto liability, uninsured and underinsured motorist, auto physical damage, general liability, and workers’ compensation. The insurance reserve is the liability for unpaid losses and loss adjustment expenses for risks retained by the Company. The insurance reserve includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are based on actuarial estimates and, while management believes that the amounts are adequate, the ultimate liability may be in excess of, or less than, the amount provided. In estimating the insurance reserve, the Company used historical claim information, industry data and actuarial estimates.

Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined, the Company has limited historical experience data upon which to base an estimate of the ultimate liability. All such estimates of ultimate losses and allocated loss adjustment expenses, and of resulting reserves,

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

are subject to inherent variability caused by the nature of the insurance process. Such variability is increased for the Company due to limited historical experience and the nature of the coverage provided. Actual results depend upon the outcome of future contingent events and can be affected by many factors, such as claims settlement processes and changes in the economic, legal, and social environments. As a result, the net amounts that will ultimately be paid to settle the liability and when amounts will be paid may vary in the near term from the estimated amounts provided for on the consolidated balance sheets. Reserve amounts are included in other current liabilities for the year ended December 31, 2016. As of December 31, 2017, the Company had accumulated sufficient payment experience to support a reasonable estimate of the timing of settlement of the liability. Accordingly, reserve amounts estimated to be settled within one year are included within other current liabilities, with longer term settlements included in accrued insurance reserves for the year ended December 31, 2017.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Topic 606, “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled in exchange for those goods or services. The Company elected to early adopt this standard as of January 1, 2017 using the full retrospective method. Refer to Note 2 – Revenue for further information.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” to simplify several aspects of the accounting for share-based payment award transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new standard also allows an entity to account for forfeitures when they occur. This standard is effective for public business entities for annual periods beginning after December 15, 2016, and for other entities for annual periods beginning after December 15, 2017. Early adoption is permitted. The Company early adopted this new standard as of January 1, 2017 and applied the changes prospectively. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Liabilities,” which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This new guidance requires cost method investments with no readily determinable fair value to be remeasured at fair value either upon the occurrence of an observable price change or upon identification of an impairment; cost method investments with a readily determinable fair value will be measured at fair value with changes recognized in net income. The new standard is effective for public business entities for annual periods beginning after December 15, 2017, and for other entities for annual periods after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on the consolidated financial statements for the consideration of early adopting this standard in fiscal year 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases.” The new standard requires lessees to recognize right-of-use assets and lease liabilities for operating leases, initially measured at the present value of the lease payments, on the balance sheet. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard is effective for public business entities for annual periods beginning after December 15, 2018, and for other entities for annual periods after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update and while the evaluation process is not complete, the Company expects the adoption of the standard will result in the recognition of material right-of-use assets and financing liabilities on the consolidated balance sheets for its operating leases, and reassessment of capitalized real estate under real estate specific lease guidance that is no longer present in ASU 2016–02.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. This standard is effective for interim and annual periods beginning after December 15, 2017 for public business entities, and after December 15, 2018 for other entities, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated statements of cash flows.

In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory,” which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. This standard is effective for interim and annual periods beginning after December 15, 2017 for public business entities and December 15, 2018 for other entities, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Clarifying the Definition of a Business” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The standard is effective for interim and annual periods beginning after December 15, 2017 for public business entities and after December 15, 2018 for other business entities, and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment” to eliminate step two from the goodwill impairment test and instead, requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step two of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The standard is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities and December 15, 2020 for other entities. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting” to provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The standard is effective for all entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017 for all entities. Early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

Note 2 – Revenue

Adoption of Topic 606

The Company early adopted Topic 606 as of January 1, 2017 and applied the full retrospective transition method. The adoption primarily affected revenue accounted for under ASC 605-45, Principal Agent Considerations (“605-45”), specifically concerning the Company’s conclusion of recording revenue as principal under 605-45 for certain offerings where the Company had concluded it was the principal based on the

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

assessment of risks and rewards in the transaction whereas under Topic 606, the assessment is based on whether or not the Company controls the good or service requested by the end-user. The change in accounting principle affects the presentation of revenue and the classification of Partner payments and end-user incentives for certain of the Company’s offerings in prior periods. In addition, the change in accounting principle will affect the Company’s direct and indirect taxes in various jurisdictions from the adoption date forward as it represents a change in the basis upon which such taxes are calculated.

As discussed above in Note 1 – Description of Business and Summary of Significant Accounting Policies—Revenue Recognition the Company acts as an agent in the majority of transactions which are within the scope of Topic 606, and records revenue on a net basis.

While the presentation of the Company’s previously reported revenue, cost of revenue, and sales and marketing expenses are affected by this change in accounting principle, there is no adjustment to loss from continuing operations or net loss, the Company’s consolidated balance sheets or the consolidated statements of cash flows. There is no cumulative impact to accumulated deficit as part of the retrospective adoption of Topic 606.

The impacts on the consolidated financial statements from the adoption of this standard are as follows:

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31, 2016
(in millions)	As Reported	Change in Accounting Principle	As Adjusted
Revenue	$6,407	$(2,562)	$3,845
Cost of revenue, exclusive of depreciation and amortization	4,921	(2,716)	2,205
Sales and marketing	1,440	154	1,594
Total cost and expense	9,430	(2,562)	6,868

The following table presents the Company’s revenues disaggregated by geography for the ridesharing offerings based on where the trip was completed and on a worldwide basis for all other offerings for the years ended December 31, 2016 and 2017, respectively:

(in millions)	Year Ended December 31,
	2016	2017
Ridesharing
United States and Canada	$2,185	$3,754
Latin America	505	1,610
Europe, Middle East and Africa	633	1,071
Australia and New Zealand	175	376
Asia Pacific	37	70
India	—	7

Total Ridesharing revenue	$3,535	$6,888

Total Uber Eats revenue	103	587
Total Other revenue(1)	207	457

Total revenue	$3,845	$7,932

(1)

Included in other revenue is $188 million and $345 million of vehicle solutions revenue for the years ended December 31, 2016 and 2017, respectively. The Company accounts for vehicle solutions revenue as an operating lease as defined under ASC 840.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Revenue from Contracts with Customers

Ridesharing Revenue

The Company derives revenue primarily from fees paid by Driver Partners for the use of the Company’s App(s) and Uber Service to facilitate and complete ridesharing services.

Uber Eats Revenue

The Company derives revenue for the Uber Eats line of business primarily from Restaurant Partners and Delivery Partners use of the Uber Eats App and Uber Service to facilitate and complete meal delivery services.

Other Revenue

Other revenue consists primarily of revenue from the Company’s Vehicle Solutions and other immaterial revenue streams.

Contract Balances

The Company does not have contract assets or contract liabilities since the performance obligation is not satisfied prior to payment by a Partner and consideration is not collected prior to satisfying the performance obligation. The Company’s performance obligation is satisfied upon completion of a transaction. At the time of transaction completion, the Company has the present right to receive payment for the service, which is recorded as part of accounts receivable. Further, there are no partially satisfied or unsatisfied performance obligations as of December 31, 2017.

Practical Expedients

As part of the Company’s adoption of Topic 606, the Company evaluated the use of practical expedients as required under ASC 606-10-65-1(f). For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating the variable consideration amounts in the comparative reporting periods. The Company had no contract modifications before the beginning of the earliest reporting period and did not restate these contracts in accordance with ASC 606-10-65-4(f). In addition, the Company has no significant financing components with customers and did not utilize the practical expedient available under ASC 606-10-32-18.

Note 3 – Assets and Liabilities Held for Sale

Uber Russia and the Commonwealth of Independent States

In July 2017, a wholly-owned subsidiary of the Company agreed to merge its operations in Russia and ten neighboring countries (“Uber Russia/CIS”) into a newly formed private limited liability company, MLU B.V. with Yandex N.V. (“Yandex”) and acquired an interest in MLU B.V. Upon closing the transaction in February 2018 (refer to Note 18 – Subsequent Events), the Company received an approximately 38.0% basic equity ownership interest in the new legal entity.

As a result of this transaction, the Company determined that the contributed assets and liabilities met the held for sale requirement as of December 31, 2017. The Company performed an evaluation to determine if the sale constituted discontinued operations and concluded that the sale did not represent a major strategic shift, primarily because the Uber Russia/CIS operations did not materially affect consolidated assets, net revenue or loss from operations of the Company. In addition, the Company determined the sale constituted the sale of operations in accordance with ASC 805. The carrying value of Uber Russia/CIS’ total assets and liabilities were $20 million and $15 million as of December 31, 2017, respectively. The transaction received approval from the necessary regulatory agencies in the fourth quarter of 2017 and closed in the first quarter of 2018. Refer to Note 18 – Subsequent Events for further information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Xchange Leasing

In August 2017, the Company began a reassessment of its U.S. based wholly-owned car leasing operations Xchange Leasing resulting in a plan to exit operations. The Company assessed the fair value of the leased vehicle assets held for sale at December 31, 2017, considering the potential sale transactions, expected future cash flows, and the cost to sell the assets. Based on this assessment, the Company recorded an impairment loss of $166 million as part of the fair value measurement to reduce the carrying amount of the leased vehicle assets to their estimated fair value less costs to sell. The impairment loss is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2017, the asset carrying value of the leased vehicle assets was approximately $153 million and was reported as assets held for sale in the consolidated balance sheets.

In January 2018, the Company closed on a transaction for the sale of $112 million of the held for sale leased vehicle assets. Refer to Note 18 – Subsequent Events for further information. The Company expects to sell the remaining Xchange Leasing leased vehicle assets which were not a part of the January 2018 transaction during the first half of 2018.

Lion City Rentals

In December 2017, ComfortDelGro (“Comfort”) and Lion City Rentals Pte. Ltd. (“LCR”), a wholly-owned vehicle solutions subsidiary of the Company entered into a definitive agreement whereby Comfort would acquire 51% of the equity ownership interests in LCR. The Company will retain a 49% ownership in the new entity that brings together Comfort’s operational expertise in rental fleet management with the Company’s ridesharing services technology. The closing of the transaction is subject to regulatory review which is expected to be completed by the third quarter of 2018.

As of December 31, 2017, the Company concluded that the transaction met all of the held for sale criteria and an impairment loss was recorded in general and administrative expenses of $57 million in the consolidated statements of operations and comprehensive loss to adjust the carrying value of the held for sale assets and liabilities of the entity to $965 million and $437 million, respectively. The following table summarizes all of the carrying values of the assets and liabilities classified as held for sale as of December 31, 2017:

(in millions)	As of December 31, 2017
Assets held for sale
Cash and cash equivalents	$130
Accounts receivable, net	11
Prepaid expenses and other current assets	48
Leased vehicles, net	940
Property and equipment, net	9
Other assets	—

Total assets held for sale	$1,138

Liabilities held for sale
Accounts payable	$1
Accrued liabilities	23
Other current liabilities	9
2016 Singapore Dollars (“SGD”) Secured Revolving Credit Facility (Note 8)	419

Total liabilities held for sale	$452

Net assets held for sale	$686

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 4 – Fair Value Measurements

The Company measures its cash equivalents, short-term investments, warrants and derivative financial instruments at fair value. The Company classifies its cash equivalents and short-term investments within Level 1 or Level 2 because the Company values these investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The fair value of the Company’s Level 1 financial assets is based on quoted market prices of the identical underlying security. The fair value of the Company’s Level 2 financial assets is based on inputs that are directly or indirectly observable in the market, including the readily available pricing sources for the identical underlying security that may not be actively traded. The Company’s warrants and embedded derivatives are categorized as Level 3 because they are valued based on unobservable inputs and management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments.

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017 based on the three-tier fair value hierarchy:

	As of December 31, 2016
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$215	$—	$—	$215
Restricted cash and cash equivalents:
Money market funds	464	—	—	464
Certificates of deposit	—	6	—	6

Total	$679	$6	$—	$685

Liabilities
Other long-term liabilities:
Warrants	$—	$—	$211	$211
Embedded derivatives	—	—	1,344	1,344

Total	$—	$—	$1,555	$1,555

	As of December 31, 2017
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents:
Money market funds	$174	$—	$—	$174
Restricted cash and cash equivalents:
Money market funds	1,047	—	—	1,047

Total	$1,221	$—	$—	$1,221

Liabilities
Other long-term liabilities:
Warrants	$—	$—	$125	$125
Embedded derivatives	—	—	1,517	1,517

Total	$—	$—	$1,642	$1,642

Warrant Liabilities

In February 2016, the Company issued a warrant to an investor advisor (“Investor Advisor”) to purchase up to 205,034 shares of the Company’s Series G redeemable convertible preferred stock at an exercise price of $0.01

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

per share in exchange for advisory services. Half of the warrant vested at issuance and was exercised immediately. The remaining half of the warrant allows for varying vesting and settlement amounts based on the Company’s sole discretion. The Company will determine the number of shares to vest upon the earlier of the achievement of a specific performance milestone or August 2019.

In February 2016, the Company issued a second warrant to the Investor Advisor to purchase up to 820,138 shares of the Company’s Series G redeemable convertible preferred stock at an exercise price of $0.01 per share. The warrant allows for varying settlement amounts based on the Company’s operational metrics and continued performance by the Investor Advisor during the measurement period, defined as a nine-week period ending in January 2019.

Since the vesting of the warrants is based on performance criteria that are not in the sole control of the advisor and was not achieved as of December 31, 2017, no compensation expense was recorded during the periods presented and the warrants are not included in the above fair value table. When and if compensation will be recognized, the fair value of the warrants will be estimated using the Black-Scholes option-pricing model, which is expected to approximate the intrinsic value due to the nominal exercise price.

In June 2016, the Company issued a warrant to a related-party investor advisor (“Related Party Advisor”) to purchase up to 1,025,174 shares of the Company’s Series G redeemable convertible preferred stock at an exercise price of $0.01 per share. The warrant vested in its entirety on the one year anniversary of the issuance date and compensation costs were recognized evenly over the service period. Due to the contingent redemption features related to the underlying Company’s redeemable convertible preferred stock, the warrant of $50 million was liability-classified until vested shares were exercised. The warrant was fully exercised in July 2017 and the fair value of the warrant was reclassified to redeemable convertible preferred stock. The fair value of the warrant was estimated using the Black-Scholes option-pricing model, which approximated the intrinsic value of the warrant due to the nominal exercise price. The fair value of the Series G redeemable convertible preferred stock was estimated based on a combination of subject company prior transaction methods, which utilize the value of shares sold in the latest financing on an as-converted basis and allocated the estimated business enterprise value to each class of outstanding securities using the Black-Scholes option-pricing model.

In June 2016, the Company issued a second warrant to Related Party Advisor to purchase up to 512,587 shares of the Company’s Series G redeemable convertible preferred stock at an exercise price of $0.01 per share. The warrant allows for varying settlement amounts based on certain Company operational metrics during the measurement period, defined as a nine-week period ending in June 2018. As this warrant was not probable of vesting as of December 31, 2017, no compensation expense was recorded during the periods presented and the warrant is not included in the fair value table below. Should vesting become probable, the fair value of the warrant will be estimated using the Black-Scholes option-pricing model, which is expected to approximate the intrinsic value due to the nominal exercise price.

In connection with the sale of Uber China to Didi in August 2016, the Company committed to issue to Didi a warrant for 3,618,260 shares of Series G redeemable convertible preferred stock at an exercise price of $0.00001 per share (the “contingent warrant”), subject to the closing of Didi’s investment. The contingent warrant was subsequently issued to Didi in February 2017 upon the closing of Didi’s investment. The warrant vests on a monthly basis over a four year period from the issuance date. The fair value of the exercised and vested shares of $37 million was included in redeemable convertible preferred stock as of December 31, 2017. The fair value of the unvested and unexercised shares are included in the fair value of warrant liabilities as a Level 3 financial instrument as of December 31, 2016 and 2017. The fair value of the warrant was estimated using the Black-Scholes option-pricing model, which approximates the intrinsic value of the warrant due to the nominal exercise price. Unvested shares related to the contingent warrant were forfeited in January 2018, resulting in a gain of $120 million which will be recognized in 2018; refer to Note 18 – Subsequent Events for further information. Refer to Note 16 – Discontinued Operations for further information.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Embedded Derivatives

Convertible debt embedded derivatives originated from the issuance of the 2021 convertible notes and 2022 convertible notes (collectively the “Convertible Notes”) during 2015. Refer to Note 8 – Long-Term Debt and Revolving Credit Arrangements for further information. The fair value of the embedded derivatives was computed as the difference between the estimated value of the Convertible Notes with and without the Qualified Initial Public Offering (“QIPO”) Conversion Option (“QIPO Conversion Option”). The fair value of the Convertible Notes with and without the QIPO Conversion Option was estimated utilizing a discounted cash flow model and binomial lattice approach to discount the expected payoffs at various potential QIPO dates to the valuation date. The key inputs to the valuation model included the probability of a QIPO occurring at various times, which was estimated to be 100% cumulatively by 2022 and a discount yield that was derived by making the fair value of the Convertible Notes equal to the face value on issuance date (17.5% and 11.5% for the 2021 and 2022 Convertible Notes, respectively). The discount rate was updated during the period to reflect the yield of a comparable instrument issued as of the subsequent valuation dates (5.5% and 5.0% for the Convertible Notes as of December 31, 2016 and 2017, respectively). Fair value measurements are highly sensitive to changes in these inputs; significant changes in these inputs would result in a significantly higher or lower fair value. No value was attributed to other embedded features as they are triggered by events with a remote probability of occurrence.

The following table presents a reconciliation of the liabilities measured at fair value as of December 31, 2016 and 2017 using significant unobservable inputs, and the change in fair value recorded in other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss:

(in millions)	Warrants	Convertible Debt Embedded Derivatives
Balance as of January 1, 2016	$3	$1,486
Issuance of contingent warrant (Note 16)	176	—
Issuance of Series G warrant	29	—
Vesting of share warrants	2	—
Change in fair value	1	(142)

Balance as of December 31, 2016	211	1,344
Issuance of Series G warrant	21	—
Vesting of share warrants	1	—
Exercise of vested share warrants	(87)	—
Change in fair value	(21)	173

Balance as of December 31, 2017	$125	$1,517

During the years ended December 31, 2016 and 2017, the Company did not make any transfers between Level 1, Level 2 and Level 3 assets or liabilities.

Note 5 – Leased Vehicles, Net

The components of leased vehicles, net as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Leased vehicles	$1,301	$39
Less: Accumulated depreciation	(140)	(15)

Leased vehicles, net	$1,161	$24

Depreciation expense related to leased vehicles was $139 million and $208 million for the years ended December 31, 2016 and 2017, respectively.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The vast majority of the Company’s leased vehicle assets have been reclassified from leased vehicles, net to assets held for sale as of December 31, 2017. Refer to Note 3 – Assets and Liabilities Held for Sale for further information.

The net book value of leased vehicle assets held for sale (Refer to Note 3 – Assets and Liabilities Held for Sale) and held and used that served as collateral for secured credit arrangements was $882 million and $940 million as of December 31, 2016 and 2017, respectively.

Note 6 – Property and Equipment, Net

The components of property and equipment, net as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Land	$90	$67
Building and site improvements	37	38
Leasehold improvements	179	283
Computer equipment	464	643
Leased computer equipment	—	124
Internal-use software	42	37
Furniture and fixtures	31	40
Construction in progress	323	452

Total	1,166	1,684
Less: Accumulated depreciation and amortization	(250)	(516)

Property and equipment, net	$916	$1,168

The Company capitalized $20 million and $16 million in internal-use software costs during the years ended December 31, 2016 and 2017, respectively, which is included in property and equipment, net in the Company’s consolidated balance sheets. Amortization of capitalized software development costs was $12 million and $14 million for the years ended December 31, 2016 and 2017, respectively.

Amounts in construction in progress represent buildings, leasehold improvements, assets under construction, including build-to-suit lease assets, and other assets not yet placed in service.

Depreciation expense relating to property and equipment was $161 million and $282 million for the years ended December 31, 2016 and 2017, respectively. There was no depreciation expense for leased computer equipment for the year ended December 31, 2016 and thus no accumulated depreciation and amortization for leased computer equipment as of December 31, 2016. Depreciation expense and accumulated depreciation and amortization, included $26 million of leased computer equipment depreciation for the year ended December 31, 2017.

In October 2017, the Company sold real estate in the U.S. resulting in net sales proceeds of $175 million, inclusive of a loss on sale of $79 million.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 7 – Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying value of goodwill for the years ended December 31, 2016 and 2017:

(in millions)	Goodwill
Balance as of January 1, 2016	$25
Acquisitions	17
Dispositions	(3)

Balance as of December 31, 2016	39
Acquisitions	—
Dispositions	—

Balance as of December 31, 2017	$39

The Company performed an annual test for goodwill impairment in the fourth quarter of the fiscal years ended December 31, 2016 and 2017, and determined that goodwill was not impaired.

Goodwill as of December 31, 2016 and 2017 is attributable to the Core Platform segment. Included in dispositions for the year ended December 31, 2016 is the goodwill allocated to Uber China discontinued operations. Refer to Note 16 – Discontinued Operations for further information.

The Company had previously adopted an alternative accounting policy for goodwill that allowed private companies to elect to amortize goodwill over a period of ten years or less in certain circumstances. The Company has discontinued this private company policy election and has reflected the adoption of a public company accounting policy for goodwill as described in Note 1 of these consolidated financial statements. The adjustments for this new policy impacted the depreciation and amortization expenses, loss from continuing operations and net loss by $2 million and $4 million in 2016 and 2017, respectively, and impacted accumulated deficit by $5 million and $9 million as of December 31, 2016 and 2017, respectively.

Intangible Assets

The components of intangible assets, net as of December 31, 2016 and 2017 were as follows:

(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
December 31, 2016
Developed technology	$47	$(2)	$45
Patents	5	(1)	4
Other	5	(3)	2

Intangible assets	$57	$(6)	$51

(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
December 31, 2017
Developed technology	$47	$(8)	$39
Patents	15	(1)	14
Other	3	(2)	1

Intangible assets	$65	$(11)	$54

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Developed technology intangible assets include in-process research and development (“IPR&D”), which is not subject to amortization, of $35 million and $27 million as of December 31, 2016 and 2017, respectively.

Amortization expense for intangible assets subject to amortization was $7 million and $7 million for the years ended December 31, 2016 and 2017, respectively.

The estimated aggregate future amortization expense for intangible assets subject to amortization as of December 31, 2017 is summarized below:

(in millions)	Estimated Future Amortization Expense
Year Ending December 31,
2018	$9
2019	7
2020	3
2021	2
2022	1
Thereafter	5

Total	$27

Note 8 – Long-Term Debt and Revolving Credit Arrangements

Components of debt, including the associated effective interest rates were as follows:

	As of December 31,
(in millions, except percentages)	2016	2017	Effective Interest Rate
Senior Secured Term Loan	$1,147	$1,136	5.6%
2021 Convertible Notes	1,755	1,799	23.5%
2022 Convertible Notes	980	1,004	13.7%
Revolving credit arrangements	340	75

Total debt	4,222	4,014
Less: unamortized discount and issuance costs	(1,123)	(879)
Less: current portion of long-term debt	(12)	(87)

Total long-term debt	$3,087	$3,048

Senior Secured Term Loan

In July 2016, the Company entered into a secured term loan agreement with a syndicate of lenders to issue senior secured floating-rate term loans for a total of $1.2 billion in proceeds, net of $23 million in debt discount, with a maturity date of July 2023 (the “Senior Secured Term Loan”). The debt discount and debt issuance costs of $13 million are amortized to interest expense at an effective interest rate of 5.6%. Interest is payable in arrears quarterly. The Company has the option of selecting either (a) a customary London Interbank Offered Rate (“LIBOR”) adjusted for statutory reserve requirements for Eurodollar liabilities (if any), with a LIBOR floor of 1.0% plus a credit spread of 4.0%, or (b) the greatest of i) the overnight federal funds effective rate (as published by the Federal Reserve Bank of New York), with a floor of 0.0%, plus 0.5%, ii) the Wall Street Journal Prime Rate, and iii) LIBOR with a one-month interest period, adjusted for statutory reserve requirements for Eurodollar liabilities (if any), plus 1.0% (with a floor under clause i), ii) and iii) of 2.0%) plus a credit spread of 3.0%. One quarter of 1.0% of the principal and accrued and unpaid interest are due and payable in equal quarterly amounts as set forth in the Senior Secured Term Loan agreement, with any remaining balance due and accrued and unpaid

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

interest due at maturity. The Senior Secured Term Loan is guaranteed by certain material domestic restricted subsidiaries of the Company. The Senior Secured Term Loan agreement contains customary covenants restricting the Company and certain of its subsidiaries’ ability to incur debt, incur liens and undergo certain fundamental changes, but does not contain any financial covenants. The Company was in compliance with all customary covenants as of December 31, 2017. The credit agreement also contains customary events of default. The agreement is collateralized by certain intellectual property of the Company and equity of certain material foreign subsidiaries. The Senior Secured Term Loan also contains restrictions on the payment of dividends.

2021 Convertible Notes

During 2015, the Company issued convertible notes at par for a total of $1.7 billion in proceeds, net of $1 million in debt issuance costs, with an initial maturity date of January 2021 (the “2021 Convertible Notes”). The 2021 Convertible Notes contain various extension options triggered by the events defined in the note agreement and allow the maturity date to be extended up to 2030. The interest rate is 2.5% per annum, payable semi-annually in arrears. During the first four years from the issuance date, at the election of the holders, interest is to be paid in cash or by increasing the principal amount of the 2021 Convertible Notes by payment in kind (“PIK interest”). The holders elected to receive PIK interest during the first four years. The interest rate increases to 12.5% during the last two years of the initial term of the 2021 Convertible Notes and is to be paid in cash or in kind at the election of the Company. The interest rate during the maturity extension period varies from 3.5% to 12.5% depending on the type of extension option elected.

The 2021 Convertible Notes also contain other embedded features, such as conversion options that are exercisable upon the occurrence of various contingencies. The conversion options involve a discount to the conversion price ranging from 18.0% to 30.5%, increasing with the passage of time. All of the embedded features were analyzed to determine whether they should be bifurcated and separately accounted for as a derivative. Pursuant to such analysis, the Company valued and bifurcated the QIPO Conversion Option, which enables the holders to convert their 2021 Convertible Notes to the shares offered in a QIPO at a predefined discount from the public offering price, and recorded its initial fair value of $1.1 billion as a discount on the 2021 Convertible Notes face amount. The debt discount is amortized to interest expense at an effective interest rate of 23.5%. The Company amortizes the discount over the period until the maturity date of the respective note. The fair value of the QIPO Conversion Option was determined in accordance with the methodology described in Note 4 – Fair Value Measurements, and the changes in fair value are recognized as a component of total other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded $179 million of income and $89 million of expense during 2016 and 2017, respectively, related to the change in the fair value of the 2021 Convertible Notes embedded derivative liability, which was included in total other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. No value was attributed to other embedded features as they are triggered by events with a remote probability of occurrence. The agreement contains customary covenants that restrict the Company’s ability to, among other things, declare dividends or make certain distributions.

2022 Convertible Notes

During 2015, the Company issued additional convertible notes at par for a total of $949 million in proceeds, net of $0.1 million in debt issuance costs, with an initial maturity date of June 2022 (the “2022 Convertible Notes”). The Company can elect to extend the maturity date of the 2022 Convertible Notes by one year if a material financial market disruption (as defined in the note agreement) exists at initial maturity. The interest rate is 2.5% per annum, compounded semi-annually and payable in PIK interest. If no conversion or settlement event is triggered prior to the 2022 Convertible Notes’ maturity, the 2022 Convertible Notes are redeemed at an 8.0% internal rate of return (“IRR”) either immediately or over a 3-year period, at the Company’s election. The 8.0% IRR payout at maturity is incorporated into the effective interest rate calculation. The 2022 Convertible Notes also contain other embedded features such as conversion options that are exercisable upon the occurrence of various contingencies. The conversion options involve a discount to the conversion price, which ranges from

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

8.1% to 44.5% increasing with the passage of time. All of the embedded features were analyzed to determine whether they should be bifurcated and separately accounted for as a derivative. Pursuant to such analysis, the Company valued and bifurcated the QIPO Conversion Option, which enables the holders to convert the 2022 Convertible Notes to the shares offered in a QIPO at a predefined discount from the offering price, and recorded its initial fair value of $312 million as a discount on the 2022 Convertible Notes face amount. The debt discount is amortized to interest expense at an effective interest rate of 13.7%. The Company amortizes the discount over the period until the initial maturity date of the respective note. The fair value of the QIPO Conversion Option was determined in accordance with the methodology described in Note 4 – Fair Value Measurements, and the changes in fair value are recognized as a component of total other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded $37 million and $84 million in expense during 2016 and 2017, respectively, related to the change in the fair value of the 2022 Convertible Notes embedded derivative liability, which was included in total other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. No value was attributed to other embedded features as they are triggered by events with a remote probability of occurrence. The agreement contains customary covenants that restrict the Company’s ability to, among other things, declare dividends or make certain distributions.

The estimated fair values of the Company’s Senior Secured Term Loan and Revolving Credit arrangements approximate their carrying value as these obligations have variable interest rates that adjust to observable market rates on a periodic basis (level 2 of the fair value hierarchy). The estimated fair value of the 2021 Convertible Notes and 2022 Convertible Notes was approximately $2.5 billion and $1.2 billion as of December 31, 2016, respectively, and $2.6 billion and $1.4 billion as of December 31, 2017, respectively. The fair value was determined in accordance with the methodology described in Note – 4 Fair Value Measurements and was categorized as Level 3 in the fair value hierarchy.

The future principal payments for the Company’s long-term debt as of December 31, 2017 is summarized as follows:

(in millions)	Future Minimum Payments
Year Ending December 31,
2018	$12
2019	12
2020	12
2021	1,810
2022	1,016
Thereafter	1,077

Total	$3,939

Revolving Credit Arrangements

The following represents a summary of balances outstanding on revolving credit arrangements as of December 31, 2016 and 2017:

	As of December 31,
(in millions, amounts in USD)	2016	2017
2015 Unsecured Revolving Credit Facility	$—	$—
2016 Secured Revolving Credit Facility	151	75
2016 Singapore Dollars (“SGD”) Secured Revolving Credit Facility	189	—

Total revolving credit arrangements	$340	$75

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

In June 2015, the Company entered into an unsecured revolving credit agreement with certain lenders, which provides for $1.9 billion in unsecured credit to support the Company’s business activities (“2015 Unsecured Revolving Credit Facility”). In March 2016, the Company increased the credit available under the revolving credit agreement by $370 million. In conjunction with the issuance of the Senior Secured Term Loan, the revolving credit facility agreements were amended to include as collateral the same intellectual property of the Company and the same equity of certain material foreign subsidiaries that were pledged as collateral under the Senior Secured Term Loan. The credit facility may be guaranteed by certain material domestic restricted subsidiaries of the Company based on certain conditions. As of December 31, 2017, no subsidiary met those conditions and, therefore, were not guarantors of the facility. The credit facility has a term of five years from the original execution date. Borrowings under the credit agreement accrues interest at a rate equal to, at the option of the Company, either (a) a customary LIBOR adjusted for statutory reserve requirements for Eurodollar liabilities (if any), with a floor of 0.0%, plus 1.0% or (b) the greatest of i) the overnight Federal Funds effective rate (as published by the Federal Reserve Bank of New York) plus 0.5%, ii) the Wall Street Journal Prime Rate and iii) LIBOR with a one-month interest period, adjusted for statutory reserve requirements for Eurodollar liabilities (in any), with a floor of 0.0%, plus 1.0%. The Company is also obligated to pay other customary fees, including an unused commitment fee. The credit agreement contains customary covenants restricting the Company and certain of its subsidiaries’ ability to incur debt, incur liens, and undergo certain fundamental changes, but does not contain any financial covenants. The credit agreement also contains customary events of default. The 2015 Unsecured Revolving Credit Facility also contains restrictions on the payment of dividends.

In May 2016, a wholly-owned subsidiary of the Company entered into a credit agreement that provides for aggregate maximum borrowings of $1.0 billion subject to borrowing base availability on a revolving basis under an asset-based revolving credit facility, pursuant to which the subsidiary pledges certain collateral (“2016 Secured Revolving Credit Facility”). The facility allows for revolving borrowings for two years with an optional one year extension, and the outstanding principal balance amortizes for one year thereafter, at which point the outstanding principal balance becomes due. Amounts drawn under the facility accrue interest at LIBOR, adjusted for statutory reserve requirements for Eurodollar liabilities (if any), plus 3.0% and, in addition to upfront costs of $10 million, a commitment fee based on usage is payable throughout the term. Financial covenants of the subsidiary under the agreement include i) a maximum tangible net worth ratio of 4.5 to 1 ii) a tangible net worth requirement equal to $150 million plus 50.0% of any equity issuances by the subsidiary and iii) a cash balance requirement equal to the lesser of 5.0% of the principal balance under the facility and $50 million. Additionally, the subsidiary is required to keep a minimum of 3.0% of the borrowing base in a designated reserve account, which is classified as restricted cash and cash equivalents in the consolidated balance sheets. The lenders primary recourse under the facility is against the pledged collateral and against the subsidiary for acting in negligence or in bad faith. The credit agreement also contains customary events of default, including the failure to notify the lender of Material Adverse Effects and other negative qualitative covenants. The Company is not a guarantor to the facility and the lenders have no recourse against the Company. In January 2017, the availability under the credit facility was intentionally reduced by the subsidiary from $1.0 billion to $750 million. The commitment was further reduced in June 2017 to $500 million. During 2017, the Company determined that operations of Xchange Leasing were to cease, the assets pledged as collateral under the 2016 Secured Revolving Credit Facility would be disposed of, and the 2016 Secured Revolving Credit Facility would be repaid by the Company. Accordingly, the balance of $75 million was classified as short-term in other current liabilities as of December 31, 2017. The facility contains customary covenants that restrict the Company’s ability to, among other things, declare dividends or make certain distributions. Refer to Note 3 – Assets and Liabilities Held for Sale for further information. Subsequent to December 31, 2017, the 2016 Secured Revolving Credit Facility was terminated. Refer to Note 18 – Subsequent Events for further information.

In October 2016, a wholly-owned subsidiary of the Company entered into a credit agreement that provides for aggregate maximum borrowings of SGD 590 million subject to borrowing base availability on a revolving basis under an asset-based revolving credit facility, pursuant to which the subsidiary pledges certain collateral (“2016 SGD”) Secured Revolving Credit Facility”). In April 2017, the Company increased the aggregate maximum borrowings to SGD 690 million. The facility allows for revolving borrowings for two years and the

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outstanding principal balance amortizes for one year thereafter. Amounts drawn under the facility accrue interest at the three-month Singapore swap offer rate (“SOR”) plus 3.0% during the two year revolving period and the Singapore SOR plus 3.75% during the amortization period, which is payable monthly in arrears. The subsidiary paid SGD 4 million in upfront costs and will pay a commitment fee based on usage, along with other standard fees, throughout the term. Financial covenants of the subsidiary under the agreement include i) a maximum tangible net worth ratio of 3.5 to 1 ii) a tangible net worth requirement equal to SGD 300 million plus 50.0% of the sum of a) aggregate amounts drawn under the facility and b) any equity issuances by the subsidiary and iii) a required liquidity equal to the lesser of 5.0% of the borrowing base and SGD 35 million. Additionally, the subsidiary is required to keep a minimum of 2.5% of the borrowing base in a designated reserve account, which is classified as assets held for sale in the consolidated balance sheets. The lenders primary recourse under the facility is against the pledged collateral and against the subsidiary for acting in negligence or in bad faith. In anticipation of the deconsolidation upon sale of 51.0% of the equity stake in Lion City Holdings Pte., the outstanding facility of $419 million is classified within liabilities held for sale as of December 31, 2017 as it is issued by an entity that is expected to be deconsolidated. The facility contains customary covenants that restrict the Company’s ability to, among other things, declare dividends or make certain distributions. Refer to Note 3 – Assets and Liabilities Held for Sale and Note 18 – Subsequent Events for further information.

The following table presents the amount of interest expense recognized relating to both the contractual interest coupon, amortization of the debt discount and issuance costs, and the IRR payout with respect to the Senior Secured Term Loan and the Convertible Notes for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
(in millions)	2016	2017
Contractual interest coupon	$95	$127
Amortization of debt discount and issuance costs	185	244
8% internal rate of return (“IRR”) payout	45	52

Total interest expense from long-term debt	$325	$423

Letters of Credit

The Company’s insurance subsidiary maintains agreements for letters of credit to guarantee the performance of insurance related obligations that are collateralized by cash or investments of the subsidiary. For purposes of securing obligations related to leases and other contractual obligations, the Company also maintains an agreement for letters of credit, which is collateralized by the Company’s 2015 Unsecured Revolving Credit Facility and reduces the amount of credit available. As of December 31, 2016 and 2017, the Company had letters of credit outstanding of $302 million and $550 million, respectively, of which the letters of credit that reduced the available credit under the facility were $186 million and $303 million, respectively.

Note 9 – Assets Under Construction and Financing Obligations

Mission Bay 1 & 2

In August 2014, the Company entered into a joint venture (“JV”) agreement with a real estate developer (“JV partner”) to develop parcels of land (“the Land”) in San Francisco on which to construct the Company’s new headquarter buildings (the “Buildings”). The Buildings are to consist of two adjacent towers totaling approximately 423,000 rentable square feet. In connection with the JV arrangement, the Company acquired a 49.0% interest in the JV, the principal asset of which was the Land on which the Buildings are to be constructed. The JV would construct the Buildings and the Company committed to lease the Buildings over 15 years with two renewal options. Because the Company was to be the sole lessee and tenant, the Company was deemed the owner of the Buildings under built-to-suit lease accounting guidance. Accordingly, the Company started recording all of the construction costs as construction-in-process and a financing obligation for the portion of the construction costs contributed by the JV partner.

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Pursuant to 17 C.F.R. Section 200.83

In November 2016, the Company and the JV partner agreed to dissolve the JV and terminate the Company’s commitment to the lease of the Buildings (together “the real estate transaction”). Under the terms of the real estate transaction, the Company obtained the rights and title to the partially constructed building, will complete the development of the two office buildings and will retain a 100.0% ownership of the buildings. All construction costs incurred by the Company are reported in construction in process. Additionally, the Company sold its 49% ownership interest in the Land via the sale of its 49% interest in the JV for cash consideration of $68 million. The JV partner paid the Company $11 million upon execution of the dissolution agreement and deferred the remaining $57 million of payment. The deferred payment is due in three equal installments at the later of the end of each of the first three calendar quarters of 2017 or when the Company has invested $45 million, $90 million and $135 million in construction improvements. The JV partner paid the $19 million during the year-ended December 31, 2017 and an additional $19 million shortly after the 2017 year-end. The final installment is expected in 2018. The Company and JV partner terminated the previous Buildings lease arrangement and the Company will finish constructing the Buildings.

In connection with real estate transaction, the Company also executed two 75-year land lease agreements (“Land Leases”). The Company has the option to purchase the land at fair market value on the 15-year, 30-year and 74.5-year anniversary of the Land Leases. The Company has the right of first offer should the ground lessor decide to sell the land during the term of the Land Leases. Commitments under the Land Leases total $187 million until February 2032. After 2032, the annual rent amount will adjust annually based on the prevailing consumer price index. The annual adjustment has a floor of 1.50% and a cap of 4.0% for the remaining term of the Land Leases. The total Land Lease commitment is estimated to be $1.8 billion.

For accounting purposes, the real estate transaction is in substance the sale-leaseback of its 49% indirect interest in the Land. However, because of its continuing potential ownership interest through the Land purchase option, the Company failed to qualify for sale-leaseback accounting. A failed sale-leaseback transaction is accounted for as a financing transaction whereby the cash and deferred sales proceeds received in the real estate transaction are recorded as a financing obligation. Accordingly, the Company’s previous ownership in the JV, which represented its ownership interest in the Land of $65 million is reported in property and equipment—land, and a corresponding financial obligation of $66 million is included in other long-term liabilities as of December 31, 2017. Future land lease payments of $1.8 billion will be allocated 49% to the financing obligation and 51% to the Land Lease expense.

Mission Bay 3 & 4

In September 2015, the Company entered into an agreement to purchase a 45.0% ownership interest in a future JV with the purpose of developing, constructing and managing two office buildings located in San Francisco that the Company committed to lease. The agreement also includes agreed upon terms for a 20-year lease of the office buildings to be constructed. Construction on the office buildings began in June 2017 and the JV was formed in March 2018. Concurrently with the formation of the JV, the Company executed the lease agreement and contributed approximately $144 million to the JV to fund construction costs of the buildings. Refer to Note 18 – Subsequent Events for further information.

Due to the Company’s equity investment in the JV, in accordance with ASC 840-40, Leases—Sale-Leaseback Transactions (“ASC 840-40”), the Company has concluded that it is considered the accounting owner of the buildings during the construction period and the arrangement is a build-to-suit lease arrangement. Accordingly, the Company recorded a construction build-to-suit lease asset of $163 million, representing its estimate of the fair market value of the buildings, and a corresponding build-to-suit lease financing liability of $168 million, recorded as a component of other long-term liabilities on the consolidated balance sheets as of December 31, 2017.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Pier 70

In March 2017, the Company entered into an agreement to lease approximately 130,000 square feet of office space, undergoing renovation, in San Francisco’s historic Pier 70. Due to the Company’s involvement with the construction, exposure to potential cost overruns and other commitments under the agreement, in accordance with ASC 840-40, the Company has concluded that it is considered the accounting owner of the buildings during the construction period. Accordingly, the Company recorded a construction build-to-suit lease asset of $39 million in property and equipment, net, representing its estimate of the fair market value of the buildings under renovation and renovation costs incurred by the landlord, and a corresponding construction build-to-suit lease liability of $42 million, recorded as a component of other long-term liabilities on the consolidated balance sheets as of December 31, 2017. Refer to Note 18 – Subsequent Events for further information.

Upon completion of construction of the Mission Bay 3&4 and Pier 70, the Company will evaluate the derecognition of the asset and liability under the provisions of ASC 840-40. If the Company does not comply with the provisions needed for sale-leaseback accounting, the lease will be accounted for as a financing obligation and lease payments will be attributed to (1) a reduction of the principal financing obligation; (2) imputed interest expense; and (3) land lease expense. In addition, the underlying building asset will be depreciated over the building’s estimated useful life, which is estimated at 30 years. At the conclusion of the lease term, the Company would de-recognize both the net book values of the asset and financing obligation.

Future minimum payments related to the financing obligations as of December 31, 2017 are summarized below:

(in millions)	Future Minimum Payments
Year Ending December 31,
2018	$11
2019	51
2020	49
2021	51
2022	52
Thereafter	1,724

Total	$1,938

Note 10 – Other Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Prepaid expenses	$158	$217
Other receivables	116	210
Short-term deposits	55	21

Prepaid expenses and other current assets	$329	$448

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Accrued liabilities

Accrued liabilities as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Accrued legal contingencies	$237	$722
Accrued Partner liability	278	387
Accrued compensation and employee benefits	143	199
Accrued professional and contractor services	99	196
Accrued marketing	117	124
Other	145	237

Accrued liabilities	$1,019	$1,865

Other current liabilities

Other current liabilities as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Income and other tax liabilities	$226	$552
Short-term insurance reserves and other	723	492
2016 Secured Revolving Credit Facility	—	75
Short-term capital lease obligation for computer equipment	—	63
Short-term stock repurchase liability	79	22
Short-term principal and interest on long-term debt	15	12
Other	83	124

Other current liabilities	$1,126	$1,340

Other long-term liabilities

Other long-term liabilities as of December 31, 2016 and 2017 were as follows:

	As of December 31,
(in millions)	2016	2017
Deferred tax liabilities	$1,781	$1,041
Convertible debt embedded derivatives	1,344	1,517
Financing obligation (Note 9)	25	290
Preferred and common stock warrants	211	125
Deferred rent	68	78
Deferred income from licenses to Didi (Note 16)	76	62
Long-term capital lease obligation for computer equipment	—	46
Long-term stock repurchase liability	40	1
Other	141	191

Other long-term liabilities	$3,686	$3,351

Note 11 – Redeemable Convertible Preferred Stock, Common Stock, and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

The Company has authorized 905 million shares of redeemable convertible preferred stock, designated in series, with the rights and preferences of each designated series to be determined by the Board of Directors.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table is a summary of redeemable convertible preferred stock as of December 31, 2017:

	As of December 31, 2017
Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Per Share Dividend Per Annum	Per Share Initial Conversion Price	Carrying Value, Net of Issuance Costs
	(in millions, except share amounts which are reflected in thousands, and per share amounts)
Seed	174,030	152,591	$0.00906	$1	$0.00073	$0.00906	$1
A	152,053	150,427	0.09248	14	0.00584	0.07303	11
B	123,646	122,721	0.35448	44	0.02836	0.35448	43
C-1	76,551	76,551	4.45438	341	0.28508	3.56350	273
C-2	31,004	31,004	3.56350	110	0.22806	2.85080	62
C-3	842	842	4.45438	4	0.28508	3.56350	3
D	87,193	82,448	15.51305	1,279	1.24105	15.51305	1,291
E	84,504	84,140	33.31758	2,803	2.66540	33.31758	2,791
F	25,228	21,262	39.63858	843	3.17109	39.63858	842
G	150,188	141,319	48.77223	6,893	3.90178	48.77223	6,893

	905,239	863,305		$12,332			$12,210

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares held by such holder are convertible, taking into consideration the class of common stock into which they convert. Class A common stock, into which Series C-1, Series C-2, Series C-3, Series D, Series E, Series F and Series G preferred stock may be converted, are entitled to one (1) vote for each share, while Class B common stock, into which Series Seed, Series A and Series B preferred stock may be converted, are entitled to ten (10) votes for each share. Refer to Note 18 – Subsequent Events for changes to governance terms resulting from the investment by SoftBank Group Corp (“SoftBank”).

As long as shares of preferred stock are outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of preferred stock in order to alter or change the rights, preferences and privileges of preferred stock, change the authorized number of shares of preferred stock and common stock, create a new class or series of shares having any rights, preferences or privileges superior to or on parity with any outstanding shares of preferred stock, declare or pay any distribution, merge, sell all or substantially all of the Company’s assets, voluntarily dissolve or liquidate the Company, increase or decrease the authorized size of the Board of Directors, or effect a redemption of shares of preferred stock or common stock.

Dividends

The holders of preferred stock are entitled to receive dividends at the rate stated in the table above. Such dividends are payable when and if declared by the Board of Directors, and are noncumulative. The holders of preferred stock shall be entitled to receive dividends prior and in preference to any payment of any dividend on common stock. No dividends have been declared by the Board of Directors from inception through December 31, 2017.

Conversion

Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive share issuances as described below. The total number of shares of

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Pursuant to 17 C.F.R. Section 200.83

common stock into which the preferred stock may be converted is determined by dividing the then-applicable conversion price by the initial conversion price, as shown in the table above. The preferred stock automatically converts into common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock with aggregate proceeds of no less than $30 million, net of underwriting discounts and commissions (“qualifying IPO”). The preferred stock may also be converted upon the vote of a majority of the holders of the preferred stock. In the event of a conversion of shares of Series C-1, Series C-2 and Series C-3 preferred stock in connection with a qualifying IPO or a Liquidation Transaction (defined below), the Company is required to make a provision to ensure that the per share amount received upon conversion is equal to the then-applicable Series C-1, Series C-2 and Series C-3 preferred stock liquidation preference. In the event of a conversion of shares of Series D, Series E, Series F and Series G preferred stock in connection with a Liquidation Transaction, the Company is required to make a provision to ensure that the per share amount received upon conversion is equal to the then-applicable liquidation preference. As of December 31, 2016 and 2017, each share of Series Seed, A and B preferred stock was convertible into one share of Class B common stock and each share of Series C-1, C-2, C-3, D, E, F and G preferred stock was convertible into one share of Class A common stock.

Subject to certain exceptions, including issuances of shares to employees or consultants pursuant to a stock option plan approved by the Board of Directors and issuances of shares to lenders or strategic partners or in connection with the acquisition of a company or technology, in each case approved by the Board of Directors, the conversion price of each applicable series of preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the then-applicable conversion price.

Redemption

The preferred stock is not redeemable at the election of the holder, except that in the event of a change of control resulting from the sale or transfers of the Company’s securities, which qualifies as a liquidation, a cash settlement shall be made to the preferred stockholders. The preferred stock does not have a mandatory redemption date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger, acquisition, or sale of assets where the holders of common stock and preferred stock own less than a majority of the resulting voting power of the surviving entity (“Liquidation Transaction”), the holders of preferred stock will receive in preference to the holders of common stock, an amount per share equal to the liquidation preference, plus any accrued but unpaid dividends. After payment of the liquidation preference to the holders of the preferred stock, the remaining assets of the Company are available for distribution to the holders of common stock on a pro rata basis. These liquidation features cause the Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock to be classified as mezzanine equity rather than as a component of stockholders’ deficit.

The holders of the outstanding shares of preferred stock do not have stated redemption rights; however, the rights and preferences of the preferred stock provide for a deemed liquidation of the shares in the event of a sale of all or substantially all of the Company’s assets, the merger or of the Company, or upon the sale of more than a majority of the voting power of the Company.

Common Stock

As of December 31, 2017, the Company has authorized to issue 1.7 billion shares of Class A common stock and 938 million shares of Class B common stock, each with a par value of $0.00001 per share. As of December 31, 2017, there were 56 million shares of Class A common stock issued and outstanding and 388 million shares of Class B common stock issued and outstanding.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Holders of common stock are entitled to dividends when and if declared by the Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2017, no dividends have been declared.

Each share of Class B common stock is convertible into one fully paid and non-assessable share of Class A common stock at the option of the holder at any time upon notice to the Company.

As of December 31, 2016 and 2017, the Company had reserved sufficient shares of common stock for issuance upon conversion of redeemable convertible preferred stock and exercise or settlement of equity awards. The Company has reserved common stock for future issuance as follows:

	As of December 31,
(in thousands)	2016	2017
Common A
Conversion of Series C-1, C-2, C-3, D, E, F, and G redeemable convertible preferred stock	431,419	455,510
Options and SARs issued and outstanding under the 2013 Plan (defined below)	43,352	42,697
RSUs issued and outstanding under the 2013 Plan	59,282	87,101
Shares available for future issuance under the 2013 Plan (1)	20,615	6,350
Exercise and conversion of warrants	2,810	4,729
Exercise and conversion of contingent warrant	3,618	—

Total Common A shares reserved	561,096	596,387

Common B
Conversion of Series Seed, A, and B redeemable convertible preferred stock	449,729	449,729
Options issued and outstanding under 2010 Plan (defined below)	9,940	8,312

Total Common B shares reserved	459,669	458,041

(1)

During 2017, the Company entered into obligations to issue a variable number of RSUs from the 2013 Plan (defined below) to certain employees once certain service and performance conditions have been met, including the occurrence of a qualifying event. The number of RSUs to be issued upon satisfaction of these conditions is based on fixed monetary amounts which are known at the inception of the obligations and the fair value of the Company’s common stock upon issuance. Fixed monetary obligations to be settled in a variable number of RSUs totaled $91 million and there were sufficient shares reserved for future issuance to meet these obligations as of December 31, 2017.

Restricted Common Stock

The Company has granted restricted common stock to certain continuing employees in connection with acquisitions. Vesting of this stock is dependent on a combination of service and performance conditions that become satisfied upon the occurrence of a qualifying event and completion of certain milestones. The Company has the right to repurchase shares for which the vesting conditions are not satisfied.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the activity related to the Company’s restricted common stock for the years ended December 31, 2016 and 2017. For purposes of this table, vested restricted common stock represents the shares for which the service condition had been fulfilled as of the years ended December 31, 2016 and 2017:

(in thousands, except per share amounts)	Number of Shares	Weighted-average Grant-Date Fair Value per Share
Unvested restricted common stock as of January 1, 2016	2,917	$0.36
Granted	12,658	$34.85
Vested	(1,636)	$5.31
Canceled	(22)	$34.86

Unvested restricted common stock as of December 31, 2016	13,917	$31.09
Granted	—	$—
Vested	(2,416)	$14.85
Canceled	(7,241)	$34.86

Unvested restricted common stock as of December 31, 2017	4,260	$33.89

Warrants

The Company has issued warrants to non-employee service providers and others in exchange for advisory services to the Company. A summary of warrants activity for the years ended December 31, 2016 and 2017 is as follows:

	Number of Warrants
(in millions, except share amounts which are reflected in thousands, per share amounts and years)	Redeemable Convertible Preferred Stock	Common Stock	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding as of January 1, 2016	150	153	$7.55	9.10	$9
Granted	2,563	85	$0.01
Exercised	(103)	—	$0.01
Forfeited	—	(38)	$0.56

Outstanding as of December 31, 2016	2,610	200	$0.82	4.55	$133
Granted	3,618	110	$0.00
Exercised	(1,779)	—	$0.01
Forfeited	—	(30)	$0.01

Outstanding as of December 31, 2017	4,449	280	$0.48	4.27	$192

Outstanding and exercisable as of December 31, 2017	150	107	$8.61	7.20	$7

Equity Incentive Plans

The Company maintains two equity incentive plans: the 2013 Equity Incentive Plan (“2013 Plan”) and the 2010 Stock Plan (“2010 Plan” and collectively, “Plans”). The 2013 Plan serves as the successor to the 2010 Plan and provides for the issuance of incentive and nonqualified stock options, SARs, restricted stock and RSUs to employees, consultants and advisors of the Company.

Stock options under the Plans may be granted with contractual terms of up to ten years (or five years if granted to a 10.0% stockholder) and at prices no less than 100.0% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

incentive stock option (“ISO”) and non-qualified stock option (“NSO”) granted to a greater than 10.0% stockholder shall not be less than 110.0% of the estimated fair value of the shares on the date of grant. Awards granted under the Plans generally vest over four years and include the right of first refusal in favor of the Company in connection with any proposed sale or transfer of the related shares to third-parties.

Early Exercise of Options

Shares purchased by employees pursuant to the early exercise of stock options are subject to repurchase until those shares vest; therefore, cash received in exchange for unvested shares exercised is recorded as a liability on the accompanying consolidated balance sheets, and are reclassified to common stock and additional paid-in capital as the shares vest. There were 8 million and 1 million early exercised shares outstanding as of December 31, 2016 and 2017, for which a liability was outstanding of $8 million and $2 million, respectively, and was recorded in other current liabilities in the consolidated balance sheets if vesting is within the next 12 months, and other long-term liabilities if vesting is beyond the next 12 months.

Stock Option and SAR Activity

A summary of stock option and SAR activity for the years ended December 31, 2016 and 2017 is as follows:

(in millions, except share amounts which are reflected in thousands, per share amounts, and years)	SARs Outstanding Number of SARs	Options Outstanding Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
As of January 1, 2016	575	63,120	$3.37	8.24	$1,609
Awards granted	106	432	$31.05
Awards exercised	—	(5,352)	$2.36
Awards forfeited	(52)	(5,536)	$5.41

As of December 31, 2016	629	52,664	$3.54	7.24	$1,915
Awards granted	91	2,901	$41.39
Awards exercised	—	(2,897)	$1.52
Awards forfeited	(15)	(2,364)	$10.72

As of December 31, 2017	705	50,304	$5.54	6.43	$1,457

Vested and expected to vest as of December 31, 2017	705	51,268	$5.49	6.43	$1,487

Exercisable as of December 31, 2017	513	46,712	$3.24	6.22	$1,436

The total intrinsic value of stock options exercised in the years ended December 31, 2016 and 2017 was $154 million and $112 million, respectively.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

RSU Activity

The following table summarizes the activity related to the Company’s RSUs for the years ended December 31, 2016 and 2017. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of December 31, 2017:

(in thousands, except per share amounts)	Number of Shares	Weighted- Average Grant- Date Fair Value per Share
Unvested and outstanding as of January 1, 2016	34,032	$14.14
Granted	29,593	$31.43
Vested	(14,070)	$15.58
Canceled	(5,582)	$18.64

Unvested and outstanding as of December 31, 2016	43,973	$24.75
Granted	41,157	$40.75
Vested	(18,306)	$26.60
Canceled	(13,338)	$30.23

Unvested and outstanding as of December 31, 2017	53,486	$35.06

Vested and outstanding as of December 31, 2017	33,615	$21.37

Stock-Based Compensation Expense

Stock-based compensation expense is allocated based on the cost center to which the award holder belongs. The following table summarizes total stock-based compensation expense by function for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
(in millions)	2016	2017
Operations and support	$21	$30
Sales and marketing	13	9
Research and development	45	25
General and administrative	49	73

Total	$128	$137

During 2016 and 2017, the Company modified the terms of stock options for certain employees upon their termination or change in employment status. The Company recorded incremental stock-based compensation in relation to the modification of stock-based awards of $24 million and $69 million during the years ended December 31, 2016 and 2017, respectively.

As of December 31, 2017, there was $102 million of unamortized compensation costs related to all unvested awards for which vesting is not contingent on a qualifying event. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 2.4 years.

The tax benefits recognized for stock-based compensation arrangements were not material during the years ended December 31, 2016 and 2017.

The weighted-average fair value of common stock and redeemable convertible preferred stock warrants granted to non-employee service providers and others in the years ended December 31, 2016 and 2017 was $48.40 and $43.14 per share, respectively, for shares vested or expected to vest. The total grant-date fair value of

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

warrants vested to non-employee service providers and others in the years ended December 31, 2016 and 2017 was $9 million and $91 million, respectively. The fair value of warrants was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2016	2017
Contractual term (in years)	2.9	2.1
Risk-free interest rate	1.5%	1.8%
Expected volatility	32.4%	28.3%
Expected dividend yield	—%	—%

The weighted-average grant-date fair value of stock options and SARs granted to employees in the years ended December 31, 2016 and 2017 were $12.82 and $18.65 per share, respectively. The fair value of stock options and SARs granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2016	2017
Expected term (in years)	5.8	8.5
Risk-free interest rate	1.5%	2.0%
Expected volatility	40.0%	35.9%
Expected dividend yield	—%	—%

As of December 31, 2017, no stock-based compensation expense had been recognized for which a qualifying event for the awards’ vesting was not probable. Refer to Note 1 – Description of Business and Summary of Significant Accounting Policies for further information. The following table summarizes, on an unaudited pro forma basis, the stock-based compensation expense related to these awards that the Company would have recorded, assuming the completion of a qualifying event had occurred on December 31, 2017:

(in millions, except share amounts which are reflected in thousands)	As of December 31, 2017
“Vested” outstanding(1)	36,501
“Unvested” outstanding(2)	59,066
Pro-forma stock-based compensation expense (3)	$1,636

(1)	For purposes of this table, “Vested” shares represent the shares underlying awards for which the service condition had been satisfied as of December 31, 2017.
(2)

For purposes of this table, “Unvested” shares represent the shares underlying awards for which the service condition had not yet been satisfied as of December 31, 2017. The Company estimates that the remaining unrecognized stock-based compensation expense relating to these awards would be approximately $1.2 billion if a qualifying event had occurred on December 31, 2017. This includes $31 million of unrecognized stock-based compensation expense for awards with specified performance metrics to be satisfied in connection with a qualifying event. The number of “Unvested” shares does not include the variable number of RSUs to be issued upon satisfaction of certain service and performance conditions based on fixed monetary amounts.

(3)	From the Company’s inception to December 31, 2017.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Share Repurchases

The following table represents a summary of common stock repurchased in connection with discrete arrangements with selected current and former employees during the years ended December 31, 2016 and 2017:

	Year Ended December 31,
(in millions, except share amounts which are reflected in thousands, and per share amounts)	2016	2017
Common stock shares repurchased	3,501	3,765
Common stock repurchase cost	$98	$142
Fair value of repurchase recorded as an increase in accumulated deficit	$179	$32
Excess of fair value recorded as stock-based compensation	$23	$13
Price range per common stock share	$5.00-$ 36.58	$5.00-$ 41.65

The Company has entered into agreements to repurchase common stock over a two-year period from certain employees, subject to their continued employment over that period. The following table represents a summary of common stock scheduled to be repurchased as part of these agreements as of December 31, 2017:

(in millions, except share amounts which are reflected in thousands, and years)	As of December 31, 2017
Common stock scheduled to be repurchased	666
Unrecognized stock-based compensation related to scheduled repurchases	$2
Weighted-average period of unrecognized stock-based compensation (in years)	0.26
Liability related to scheduled repurchases	$23

The corresponding liability is recorded in other current liabilities in the consolidated balance sheets if shares are to be repurchased in the next 12 months, or other long-term liabilities in the consolidated balance sheets if shares are to be repurchased after the next 12 months.

Employee Loans

The Company has from time to time issued nonrecourse loans to certain employees for the exercise of stock options or for personal use. As of December 31, 2016 and 2017, the total outstanding employee loan balances were $39 million and $21 million, respectively. A total of 24 million and 16 million shares were pledged as collateral to secure the loans as of December 31, 2016 and 2017, respectively.

Note 12 – Income Taxes

The U.S. and foreign components of loss from continuing operations before income taxes were as follows:

	Year Ended December 31,
(in millions)	2016	2017
U.S.	$(1,684)	$(3,201)
Foreign	(1,534)	(1,374)

Loss from continuing operations before income taxes	$(3,218)	$(4,575)

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The provision for (benefit from) income taxes on continuing operations consisted of the following:

	Year Ended December 31,
(in millions)	2016	2017
Current
Federal	$—	$—
State	—	—
Foreign	23	220

Total current tax expense	23	220

Deferred
Federal	(1)	(728)
State	—	(5)
Foreign	6	(29)

Total deferred tax expense (benefit)	5	(762)

Total provision for (benefit from) income taxes	$28	$(542)

The tax expense computed at the federal statutory income tax rate differs from the Company’s effective income tax rate for continuing operations for the years ended December 31, 2016 and 2017 as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	35.0%	35.0%
State income tax expense	—	0.2
Effect of foreign operations	(17.7)	(14.4)
Non deductible expenses	(0.7)	(1.2)
Stock-based compensation	(0.9)	(0.2)
Interest on convertible notes	(1.7)	(2.8)
Federal research and development credits	1.1	2.0
Change in unrecognized tax benefits	(2.5)	(0.9)
Valuation allowance	(13.9)	(21.8)
Impact of the Tax Act	—	15.8
Other, net	0.3	0.1

Effective income tax rate	(1.0)%	11.8%

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the components of deferred tax assets and liabilities as of December 31, 2016 and 2017:

	As of December 31,
(in millions)	2016	2017
Deferred tax assets
Net operating loss carryforwards	$706	$845
Research and development credits	55	158
Stock-based compensation	5	15
Accruals and reserves	100	131
Accrued legal	75	150
Fixed assets and intangible assets	—	34
Other	12	12

Total deferred tax assets, gross	953	1,345
Less: Valuation allowance	(882)	(1,074)

Total deferred tax assets, net of valuation allowance	71	271

Deferred tax liabilities
Fixed assets and intangible assets	48	—
Indefinite lived deferred tax liability	1,769	1,287
Other	28	—

Total deferred tax liabilities	1,845	1,287

Net deferred tax liabilities	$1,774	$1,016

The $1.3 billion indefinite lived deferred tax liability represents the future U.S. and foreign income tax expense, which will be incurred upon the eventual disposition of the shares underlying the Company’s investment in Didi. The prior year $1.8 billion of indefinite lived deferred tax liability (refer to Note 16 – Discontinued Operations) presented as part of discontinued operations is re-measured at the reduced federal income tax rate due to the Tax Cuts and Jobs Act (the “Tax Act”). The current year tax benefit and any subsequent changes in the recognition or measurement of this deferred tax liability will be recorded in continuing operations.

Based on available evidence, the Company believes it is not more-likely-than-not in certain jurisdictions that the net deferred tax assets will be fully realizable. The Company maintains a valuation allowance in the following major jurisdictions: U.S., the Netherlands, and Singapore. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed.

As of December 31, 2017, the Company had U.S. federal net operating loss (“NOL”) carryforwards of $3.4 billion, which begin to expire in 2030. As of December 31, 2017, the Company also had U.S. state NOL carryforwards of $3.2 billion, which begin to expire in 2018. As of December 31, 2017, the Company also had foreign NOL carryforwards of $2 million, which begin to expire in 2020.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company also had research credit carryforwards of approximately $137 million for federal income tax purposes, which will begin to expire in 2031, and $65 million for state income tax purposes, which have no expiration.

In the event the Company has experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code (“IRC”), the Company’s ability to utilize any net operating losses, and certain tax credits and other tax attributes may be limited. The most recent analysis of the Company’s historical ownership changes was completed in 2017. Based on the analysis, the Company does not anticipate a limitation on the tax attributes. Due to IRC Section 382 and 383 limitations, the Company only accounts for net operating loss and tax credit carryforwards as deferred tax assets where the Company reasonably expects that these losses and carryforwards can be utilized in future periods.

A reconciliation of beginning and ending unrecognized tax benefits were as follows:

(in millions)	Year Ended December 31,
	2016	2017
Unrecognized tax benefits at beginning of year	$34	$179
Gross increases—current year tax positions	142	52
Gross increases—prior year tax positions	3	44
Gross decreases—prior year tax positions	—	(54)
Gross decreases—prior year tax positions due to statute lapse	—	—

Unrecognized tax benefits at end of year	$179	$221

As of December 31, 2017, approximately $52 million of unrecognized tax benefits, if recognized, would impact the effective income tax rate. The remaining $169 million of the unrecognized tax benefits would not impact the effective income tax rate due to the valuation allowance that currently offsets certain deferred tax assets. The Company does not anticipate a material change to the total amount of unrecognized tax benefits over the next twelve months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss. The accrued penalties and interest associated with unrecognized tax benefits during the years ended December 31, 2016 and 2017 were not significant.

The Company’s intention is to reinvest earnings from non-U.S. subsidiaries in those operations. Due to the one-time transition tax on the deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits, all previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been assessed under U.S. federal income tax. To the extent the Company repatriates these earnings to the U.S, the Company does not expect to incur significant additional taxes related to such amounts. However, the Company’s estimates are provisional and subject to further analysis.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. As of December 31, 2017, the Company’s tax years for 2010 through 2016 are subject to examination by the tax authorities. The Company is currently under a Federal income tax examination by the Internal Revenue Service (“IRS”) for tax years 2013 and 2014 and other foreign tax examinations. The Company believes that adequate amounts have been reserved in these jurisdictions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state or foreign tax authorities to the extent utilized in a future period.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the “Tax Act”. The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion of global intangible low-taxed income (“GILTI”) in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes (“ASC 740”). If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next twelve months, the Company considers the accounting of the deferred tax remeasurements, and other items to be incomplete. However, the Company was able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as follows:

•

Reduction of U.S. federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. As a result of the reduction in the U.S. federal corporate tax rate, the Company has revalued the ending net deferred tax liabilities as of December 31, 2017 at the reduced tax rate and recorded a provisional estimate of deferred tax benefit of $473 million.

•

Valuation allowance: As a result of the Tax Act, the Company has released part of the federal valuation allowance where the related temporary difference will reverse into indefinite-lived deferred tax assets. The Company has recorded a provisional estimate of deferred tax benefit of $249 million.

•

Cost recovery: While the Company has not yet completed all of the computations necessary or completed an inventory of the 2017 expenditures that qualify for immediate expensing, the Company has not recorded a provisional benefit.

•

Deemed Repatriation Transition Tax: The Company is able to make a reasonable estimate of the Transition Tax and has recorded a provisional Transition Tax obligation of $0. However, the Company is continuing to gather additional information to more precisely compute the amount of the Transition Tax.

•

GILTI: Because of the complexity of the new GILTI tax rules, the Company is continuing to evaluate this provision of the Tax Act and the application of ASC 740. Therefore, the Company has not made any adjustments related to potential GILTI tax in the financial statements and has not made a policy decision regarding whether to record deferred taxes on GILTI.

The Company expects to complete its analysis within the measurement period in accordance with SAB 118.

Note 13 – Net Income (Loss) Per Share

As of December 31, 2016 and 2017, the rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock were identical, except with respect to voting. As the liquidation and dividend rights were identical, the undistributed earnings were allocated on a proportionate basis and the resulting net loss per share attributable to common stockholders were, therefore, the same for both Class A and Class B common stock on an individual or combined basis.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
(in millions, except share amounts which are reflected in thousands, and per share amounts)	2016	2017
Numerator:
Loss from continuing operations	$(3,246)	$(4,033)
Income from discontinued operations	2,876	—

Total	$(370)	$(4,033)

Denominator:
Weighted-average shares used to compute net income (loss) per share attributable to Class A and Class B common stockholders, basic and diluted	411,501	426,360
Net income (loss) per share attributable to Class A and Class B common stockholders, basic and diluted
Continuing operations	$(7.89)	$(9.46)
Discontinued operations	6.99	—

Net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(0.90)	$(9.46)

Since the Company was in a loss position for 2016 and 2017, basic net loss per share attributable to common stockholders was the same as diluted net loss per share as the inclusion of all potentially dilutive securities would have been anti-dilutive. The following potentially dilutive outstanding securities as of December 31, 2016 and 2017 were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31,
(in thousands)	2016	2017
Redeemable convertible preferred stock	840,859	863,305
Stock options	52,664	50,304
Common stock subject to repurchase	35,635	13,154
Restricted stock units	59,282	87,101
Warrants to purchase common stock	200	280
Warrants to purchase redeemable convertible preferred stock	2,610	4,449
Restricted stock units to settle fixed monetary awards	—	2,712
Stock appreciation rights	629	705
Convertible notes	192,305	196,398

Total	1,184,184	1,218,408

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect to adjustments to the numerator in the pro forma basic and diluted net loss per share calculation to:

•	remove the effect of interest expense and amortization of debt discount and issuance costs for the 2021 and 2022 Convertible Notes;

•	remove gains or losses resulting from the remeasurement of the embedded derivatives related to the 2021 and 2022 Convertible Notes; and

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability to reflect the exercise of certain of the redeemable convertible preferred stock warrants to common stock.

The unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect to adjustments to the denominator in the pro forma basic and diluted net loss per share calculation to give effect to:

•

the automatic conversion of all outstanding shares of redeemable convertible preferred stock as of December 31, 2017 into an equivalent number of shares of common stock. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later;

•

the net issuance of              shares of common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of December 31, 2017 and the liquidity event-based vesting condition will be satisfied in connection with an IPO, after giving effect to shares withheld to satisfy the associated withholding tax obligations;

•

the conversion of the Company’s outstanding 2021 and 2022 Convertible Notes, into              shares of common stock, assuming the conversion of $         billion principal amount and accrued interest as of December 31, 2017 at a conversion price of $         per share; and

•	the exercise of certain of the redeemable convertible preferred stock warrants outstanding as of December 31, 2017, resulting in the issuance of common stock.

Unaudited pro forma net loss per share is computed as follows:

Year Ended December 31, 2017
(in millions, except share amounts which are reflected in thousands, and per share amounts)	(unaudited)
Numerator:
Net loss	$(4,033)
Add:
Interest expense and amortization of debt discount and issuance costs for 2021 and 2022 Convertible Notes
Change in fair value of embedded derivative liabilities
Change in fair value of redeemable convertible preferred stock warrant liability

Loss used in computing pro forma net loss per share calculation	$

Denominator:
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	426,360
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock
Pro forma adjustment to reflect assumed conversion of 2021 Convertible Notes to common stock
Pro forma adjustment to reflect assumed conversion of 2022 Convertible Notes to common stock
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock warrants to common stock
Pro forma adjustment to reflect vesting of RSUs with performance condition, net of shares withheld for tax withholding obligations

Weighted-average shares used in computing pro forma net loss per share

Pro forma net loss per share attributable to common stockholders, basic and diluted	$

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 14 – Segment Information

During 2018, the Company made operational changes in how its chief operating decision maker (“CODM”) manages the business including performance assessment and resource allocation. The Company’s Chief Executive Officer is its CODM. The segment disclosure is based on the intention to provide the users of the financial statements with a view of the business from the Company’s perspective. The Company operates its business as two operating and reportable segments: Core Platform and Other Bets.

The Company determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company’s segment revenue measure is adjusted net revenue and the operating performance measure is contribution profit (loss). The CODM does not evaluate operating segments using asset information.

Adjusted net revenue is defined as revenue less incentives paid to Driver Partners (the customer) in excess of revenue earned from Driver Partners and Driver referrals. These incentive payments made to Drivers are classified in cost of revenue and referral payments made to Driver Partners are classified in sales and marketing expenses, respectively.

Contribution profit (loss) is defined as revenue less the following expenses: cost of revenue, operations and support, sales and marketing, and general and administrative and research and development expenses associated with the Core Platform and Other Bets segments. Contribution profit (loss) also excludes any non-cash or non-recurring items (as shown in the table below).

Unallocated research and development expenses include costs that are not directly attributable to the Core Platform and Other Bets segments. These include mapping and payment technologies and support and development of the internal technology infrastructure. Unallocated general and administrative expenses include certain shared costs such as finance, accounting, tax, human resources, information technology and legal. The Company’s allocation methodology is periodically evaluated and may change.

Included in the reconciliation below are expenses associated with research and development activities that are not directly attributable to the Core Platform and Other Bets segments: Advanced Technologies Group (“ATG”) and Advanced Programs. ATG includes research and development expenses associated with developing autonomous vehicle technology. Advanced Programs includes research and development expenses associated with developing all other next-generation technologies.

Information about segments during the periods presented is presented below:

	Year Ended December 31,
(in millions)	2016	2017
Adjusted net revenue:
Core Platform	$3,170	$7,136
Other Bets	1	67

Total Adjusted net revenue	$3,171	$7,203

Contribution loss:
Core Platform	$(984)	$(448)
Other Bets	(1)	(40)

Total Contribution loss	$(985)	$(488)

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following tables provide reconciliations of the Company’s total adjusted net revenue to revenue and total contribution profit (loss) to loss from operations:

(in millions)	Year Ended December 31,
	2016	2017
Total segment adjusted net revenue	$3,171	$7,203
Reconciling items (paid to or on behalf of Driver Partners):
Incentives paid to Driver Partners in excess of revenue earned from Driver Partners	507	530
Driver referrals	167	199

Revenue	$3,845	$7,932

(in millions)	Year Ended December 31,
	2016	2017
Total segment contribution loss	$(985)	$(488)
Reconciling items:
Research and development expenses related to ATG and Advanced Programs(1)	(229)	(377)
Unallocated research and development and general and administrative expenses(1)	(1,303)	(1,777)
Depreciation and amortization	(320)	(510)
Stock-based compensation expense	(128)	(137)
Non-routine legal, tax, and regulatory reserves and settlements	(49)	(440)
Asset impairment/loss on sale of assets	(9)	(340)
Acquisition and financing related expenses	—	(4)
Restructuring charges	—	(7)

Loss from operations	$(3,023)	$(4,080)

(1)	Excluding stock-based compensation expense

Geographic Information

Revenue by geography is based on where the trip was completed or meal delivered. Long-lived assets, net includes leased vehicles, net and property and equipment, net, as well as those same asset classes included within assets held for sale in the consolidated balance sheets. The following table sets forth revenue and long-lived assets, net by geographic area as of and for the years ended December 31, 2016 and 2017:

(in millions)	Year Ended December 31,
	2016	2017
United States	$2,228	$4,068
Brazil	236	831
All other countries	1,381	3,033

Total revenue	$3,845	$7,932

(in millions)	As of December 31,
	2016	2017
United States	$1,422	$1,234
Singapore	563	798
All other countries	92	110

Total long-lived assets, net	$2,077	$2,142

Revenue from external customers grouped by offerings is included in Note 2 – Revenue.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 15 – Commitments and Contingencies

Commitments

Future minimum payments for non-cancelable operating leases, capital leases, and purchase commitments as of December 31, 2017 are summarized below:

(in millions)	Operating Leases	Capital Leases (Note 6)	Purchase Commitments
Year Ending December 31,
2018	$190	$59	$38
2019	177	50	10
2020	158	4	1
2021	119	—	—
2022	92	—	—
Thereafter	1,044	—	—

Total	$1,780	$113	$49

Operating Leases

The Company has entered into various non-cancelable operating lease agreements for certain offices and data center facilities with contractual lease periods expiring between 2018 and 2092. Under the terms of certain leases, the Company is committed to pay for certain taxes, insurance, maintenance and management expenses. Certain of these arrangements have free rent periods or escalating rent payment provisions, and the Company recognizes rent expense under such arrangements on a straight-line basis. Operating leases includes $902 million for which the Company is contractually obligated in connection with the Ground Leases. Refer to Note 9 – Assets Under Construction and Financing Obligations for further information.

Office and data center rent expense was $110 million and $194 million for the years ended December 31, 2016 and 2017, respectively.

Purchase Commitments

The Company has commitments for telecommunications, marketing and other items in the ordinary course of business with varying expiration terms through 2020. These amounts are determined based on the non-cancelable quantities or termination amounts to which the Company is contractually obligated.

Contingencies

From time to time, the Company may be a party to various claims and litigation in the normal course of business. The Company is currently party to various legal matters that have arisen in the normal course of business and include, among others, alleged independent contractor misclassification claims, Fair Credit Reporting Act (“FCRA”) claims, background check violations, consumer and driver class actions relating to pricing and advertising, unfair competition matters, intellectual property disputes, employment discrimination and other employment-related claims, Telephone Consumer Protection Act (“TCPA”) cases, and other matters.

Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses the need to record a liability for litigation and contingencies. Liabilities are recorded when and if it is determined that a loss-related matter is both probable and reasonably estimable. As of December 31, 2016 and 2017, the Company had recorded aggregate liabilities of $237 million and $722 million, respectively, in accrued liabilities in the consolidated balance sheets for all of its legal matters that were probable and reasonably estimable as of that date. As of December 31, 2017, there was no other disclosed or undisclosed litigation or contingency with at

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

least a reasonable possibility of a material loss in excess of amounts accrued for, if any. Additionally, the Company may be involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries may increase as the Company’s business expands, and the expense of litigation and the timing of this expense from period to period are difficult to estimate and subject to change. Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of the Company’s time, result in the diversion of significant managerial and operational resources, or otherwise require the Company to change or modify its business practices in a manner that could have a material adverse impact on the Company’s business. The following matters are among the more significant contingencies:

O’Connor, et al., v. Uber Technologies, Inc. and Yucesoy v. Uber Technologies, Inc., et al.

These two putative class actions assert various independent contractor misclassification claims. On August 18, 2016, the Court denied Plaintiffs’ request for preliminary approval of a tentative settlement that would have required that Uber pay $84 million to the plaintiffs and Driver Partners would remain independent contractors. In addition, the Company agreed to pay an additional $16 million to plaintiffs subject to maintaining a specified valuation following the IPO. The case is stayed in the trial court pending outcome of appeals before the Ninth Circuit Court of Appeals regarding the trial court’s denial of the Company’s motion to compel arbitration, order certifying the class action, and order enjoining the Company’s enforcement of its arbitration agreement. The Company cannot currently predict the timing or the ultimate outcome of this matter.

State Unemployment Taxes

In December 2016, the Company received a Notification of Assessment from the Employment Development Department, State of California. The notice retroactively imposed various payroll tax liabilities on the Company, including unemployment insurance, employment training tax, state disability insurance, and personal income tax. The Company has filed a petition with an administrative law judge of the California Unemployment Insurance Appeals Board appealing the assessment. No hearing has been set at this time.

Waymo LLC v. Uber Technologies, Inc.; Ottomotto LLC: Otto Trucking LLC

On February 23, 2017, Waymo LLC (“Waymo”), a subsidiary of Alphabet, Inc., filed a patent infringement and trade secret misappropriation case against Uber, Ottomotto LLC and Otto Trucking LLC. Trial began on February 4, 2018. The parties entered a Settlement Agreement dated February 8, 2018 pursuant to which the Company issued shares of Series G-2 redeemable convertible preferred stock to Waymo, and, based on Plaintiff’s motion to dismiss, the case was dismissed with prejudice on February 9, 2018.

Google v. Levandowski & Ron; Google v. Levandowski

On October 28, 2016, Google filed an arbitration against Anthony Levandowski and Lior Ron, former employees of Google, alleging breach of their respective employment contracts with Google and fraud (due to by soliciting Google employees and competing with Google’s business in contravention of their respective employment agreements). These matters are set for hearing on April 30, 2018. Uber is not a party to either of these arbitrations, but is indemnifying both Messrs. Levandowski and Ron pursuant to an April 11, 2016 Indemnification Agreement.

Taiwan Regulatory Fines

On January 6, 2017, a new Highways Act came into effect in Taiwan which increased maximum fines from New Taiwan Dollar (“NTD”) 150,000 to NTD 25 million to per offense. Unpaid tickets have been issued to Uber Taiwan and are currently at various stages of appeal. The tickets are generally preceded by a notice to Uber Taiwan and additional notices could be issued, but it is not currently certain that outstanding invoices will be converted into tickets.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

November 2016 Data Security Incident

On November 21, 2017, the Company publicly announced that intruders a year earlier had found computer credentials located on a third-party cloud storage facility and used them to access Uber data in cold-storage on another third-party cloud storage facility. To date, the Company has received requests for information from various data regulators worldwide, as well as from the federal government and regulators from more than 49 states and other domestic governmental agencies. The Company has been cooperating with all these inquiries and hopes to resolve them expeditiously. Further, the Company has initiated discussions with a leadership team representing 42 states of the 50 states and is attempting to secure participation of the remaining states. While the outcome of these discussions and the participation by all 50 states remain uncertain, such discussions could reasonably result in material payments impacting the Company’s financial position and results of operations. In addition, private citizens have filed approximately 20 lawsuits, many of which are putative class actions. The Company is attempting to compel those cases to arbitration and has obtained dismissal of four of the lawsuits through nominal settlement or voluntary dismissal.

Note 16 – Discontinued Operations

On August 1, 2016, the Company completed the sale of the Company’s interest in Uber China to Didi (the “Transaction”), which was included in the Core Platform segment. The Company received 52,052,548 shares of Didi’s Series B-1 preferred stock (“Series B-1 shares”) as consideration valued at approximately $6.0 billion. The fair value of the Series B-1 shares was determined based on the issuance price of shares of Didi preferred stock in financing transactions with third-party investors that closed in close proximity to the completion of the Transaction, as reported by Didi. The consideration received was reduced by working capital and other adjustments of $29 million.

The Didi Series B-1 shares are convertible into Didi ordinary shares, upon an IPO, upon election of all Didi preferred stockholders and upon certain corporate events at an exchange ratio of one Series B-1 preferred stock to three Didi ordinary shares. Shares of Didi Series B-1 preferred stock are not redeemable at the option of the holder, provide a liquidation preference of $114.68 per share and, upon declaration by the board of directors of Didi, receive an 8% non-cumulative dividend prior to any dividend distributions to Didi ordinary shares. Each share of Series B-1 preferred stock entitles three votes per share on certain corporate matters and one vote per share on certain other corporate matters. The Company irrevocably assigned its voting rights to Didi’s Chief Executive Officer who will vote as proxy for these shares except for certain protective matters.

As part of the Transaction, Didi agreed to purchase and the Company committed to issue 20,503,471 shares of Series G redeemable convertible preferred stock for $48.772228 per share for cash consideration of $1.0 billion. No value was assigned to the Company’s commitment to issue shares of Series G redeemable convertible preferred stock as the shares were to be issued at their fair value. Shares of Series G redeemable convertible preferred stock were issued in February 2017.

The Company and Didi executed a transition service agreement (“TSA”) which required the Company to provide transition services to Didi for a period of four months subsequent to the closing of the Transaction.

The investment in Didi Series B-1 shares is not in-substance common stock and is accounted for as a non-marketable investment under the cost method. The Company assessed the investment for impairment as of December 31, 2017 and identified no indicators of impairment.

The Company granted Didi three royalty-free licenses to certain intellectual property and trademarks for a period of four months, two and seven years, respectively. Consideration of $118 million was allocated to the fair value of these licenses based on projected cash flows using a relief of royalty method. This amount was recorded as deferred income in other current liabilities and other long-term liabilities in the consolidated balance sheets and is recorded on a straight-line basis over the term of the licenses in total other income (expense), net in the consolidated statements of operations and comprehensive loss.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company also committed to issue to Didi a contingent warrant for 3,618,260 shares of Series G redeemable convertible preferred stock, subject to the closing of Didi’s investment. Consideration of $177 million was allocated to the Company’s commitment to issue to Didi the contingent warrant, which was issued upon Didi’s investment in February 2017. The contingent warrant vests on a monthly basis over a four year period from the issuance date, provided Didi has not exceeded certain investment amount. The unvested shares related to the contingent warrant were forfeited in January 2018, resulting in a gain of $120 million which will be recognized in 2018. Refer to Note 18 – Subsequent Events for further information.

In connection with the Transaction, the Company agreed to certain restrictions on operating or making future investments in the ridesharing business in China for a period of seven years and, in the event of a breach of these restrictions, would be required to pay damages to Didi in amounts ranging from $0.5 billion to $2.5 billion. In addition to the Company’s obligation to pay damages, the Company has provided Didi the right to repurchase the Series B-1 shares held by the Company at a specified cash amount (a) ranging from $1.5 billion to $2.5 billion depending on the year of breach if the breach is prior to the three year anniversary of the Transaction or (b) representing a 30.0% to 50.0% discount to the then fair market value of the Series B-1 shares if the breach is after the three year anniversary and prior to the five year anniversary of the Transaction. No consideration was allocated to these rights since the events leading to exercise were considered remote as of the Transaction date, and remain remote as of December 31, 2017.

The obligation to issue the contingent warrant, licenses and working capital adjustments reduce the total consideration of $6.0 billion by $323 million. In addition, Didi relieved Uber China of its net liabilities, which had a carrying value equal to $25 million, inclusive of $3 million of allocated goodwill. The Company also deconsolidated the minority interests held in Uber China, which had a carrying value of $548 million. As a result, the Company recorded a pre-tax gain on divestiture of $6.2 billion ($4.4 billion, net of tax). The gain is included in income from discontinued operations, net of income taxes in the consolidated statements of operations and comprehensive loss.

The following table presents the gain on disposition of discontinued operations related to the divestiture of Uber China during the year ended December 31, 2016:

(in millions)	Year Ended December 31, 2016
Fair value of shares received	$5,969
Cash consideration and working capital adjustments	(29)
Fair value of forward contracts of contingent Series G warrant	(176)
IP and trademark licenses	(118)

Total consideration received for sale of Uber China	5,646

Carrying value of redeemable non-controlling interest	548
Carrying value of net liabilities transferred	25

Gain on disposition of discontinued operations	$6,219

The Company has classified the financial results of Uber China operations as income (loss) from discontinued operations, net of income taxes in the consolidated statements of operations and comprehensive loss for all periods presented. Cash flows from the Company’s discontinued operations are included in the consolidated statements of cash flows.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents key financial results of Uber China operations included in income (loss) from discontinued operations, net of income taxes for the year ended December 31, 2016 with the impact of the adoption of Topic 606:

(in millions)	As Reported	Change in Accounting Principle	As Adjusted
Revenue	$164	$(163)	$1
Cost of revenue, exclusive of depreciation and amortization	(1,158)	219	(939)
Operating expenses	(525)	(56)	(581)
Other income (expense), net	6	—	6

Loss from discontinued operations before gain on disposition of discontinued operations and provision for income taxes	(1,513)	—	(1,513)
Gain on disposition of discontinued operations	6,219	—	6,219
Provision for income taxes	(1,830)	—	(1,830)

Income (loss) from discontinued operations, net of income taxes	$2,876	$—	$2,876

Income (loss) from discontinued operations, net of income taxes for the years ended December 31, 2016 and 2017 includes the results of Uber China through the disposition date of August 1, 2016. Certain data center assets were not sold to Didi, but rather to another third-party after being used for a period of four months to support Uber China’s operations subsequent to August 1, 2016 in connection with the TSA. These assets were determined to meet the held for sale criteria on August 1, 2016 and an impairment charge of $80 million was immediately recognized, and is presented in operating expenses above. The assets were fully disposed as of December 31, 2016. Uber China employees received a special termination bonus of $31 million at the disposition date of August 1, 2016, which is also included in operating expenses above. In addition, $48 million resulting from the early termination fee of the data center services in China is also included in operating expenses above.

The $1.8 billion provision for income taxes for year ended December 31, 2016 reflects the following tax effects of the Uber China discontinued operations: (i) current income tax of $61 million and (ii) deferred income tax of $1.8 billion, of which $1.2 billion was U.S. and $0.6 billion was foreign. The deferred tax liability represents the future U.S. income tax expense and foreign income tax expense that will be incurred upon the eventual disposition of the underlying shares in Didi. The deferred tax liability was not considered a source of income in support of deferred tax assets as the shares are not expected to be disposed of in the foreseeable future. In the event the deferred tax liability is expected to be realized in the future, there could be an effect on the realizability of deferred tax assets in existence when the determination is made. The indefinite lived deferred tax liability is re-measured in 2017. Refer to Note 12 – Income Taxes for further information.

The following table presents depreciation, capital expenditures and significant non-cash operating items related to Uber China operations that are included in the consolidated statement of cash flows for the year ended December 31, 2016:

(in millions)	Year Ended December 31, 2016
Non-cash operating items
Depreciation	$27
Bad debt expense	14
Stock-based compensation	2

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 17 – Variable Interest Entities

Consolidated Variable Interest Entities

The Company consolidates a VIE when it has the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE and, as a result, is considered the primary beneficiary of the VIE. As of December 31, 2016 and 2017, the Company consolidated the VIE balances related to an entity where it has an option to acquire all of the outstanding membership interests in the entity and also has the obligation to fully fund the entity’s operations. As a result, the Company has met the criteria to be considered the primary beneficiary of the VIE. Upon satisfaction of certain closing conditions associated with exercising its option to acquire the entity, consideration will be comprised primarily of an earn-out based on future profits associated with the entity’s business which develops autonomous trucking technology. Total assets and liabilities included in the Company’s consolidated balance sheets for this VIE were $10 million and $4 million, respectively as of December 31, 2016 and $37 million and $5 million, respectively as of December 31, 2017.

Note 18 – Subsequent Events

The Company has evaluated subsequent events through May 2, 2018, which is the date the consolidated financial statements were available for issuance.

Uber Russia/CIS

In February 2018, the Company completed the transfer of its Uber Russia/CIS activities to a newly formed legal entity with Yandex. The Company contributed $345 million of cash, 1,527,507 shares of Uber Technologies Inc. Class A common stock, contracts in the region, including Rider and Driver Partner contracts, and net assets in the region to the new legal entity. In exchange, the Company received an approximately 38.0% basic equity ownership interest in the new legal entity. The Company will account for its equity interest in the new legal entity as an equity method investment due to the Company’s ability to exercise significant influence over the new legal entity. The difference between the fair value of the equity interest received by the Company and the consideration transferred to the new legal entity is expected to result in a gain upon the closing of the transaction.

SoftBank

In November 2017, SoftBank Group Corp. (“SoftBank”) led a consortium to seek a stake in the Company by directly investing between $1.0 to $1.3 billion via purchase of the Company’s Series G-1 redeemable convertible preferred stock at $48.77 per share and a tender offer to purchase shares of any type or class at $32.97 per share from existing shareholders and employees. The direct investment was contingent on a minimum number of shares to be sold in the tender offer. In January 2018, the transaction closed and the consortium purchased 26 million Series G-1 shares from the Company for total proceeds of $1.3 billion and 243 million common stock and redeemable convertible preferred stock shares from existing shareholders resulting in an ownership interest of approximately 20% of the outstanding equity of the Company.

Contemporaneous with the closing of the transaction, certain governance changes of the Company were enacted. All shares of Class B common stock were converted into Class A common stock while Series Seed, Series A and Series B redeemable convertible preferred stock shares are now convertible into Class A common stock. In addition, six new directors were added to the Board of Directors. Two directors are appointed by SoftBank, three directors are independent directors and one director is to be the independent Chairman of the Board.

Xchange Leasing

In December 2017, the Company executed an agreement with a third party to purchase the beneficial interest of a trust owned by the Company that holds title to leased vehicle assets of the Company’s wholly-owned

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

car leasing operations Xchange Leasing. The completion of the sale occurred in January 2018 resulting in an insignificant loss on disposal. Purchase consideration included approximately $104 million of cash and receivables, a $5 million note convertible into equity of the purchaser, and $20 million in contingent consideration to be earned based on performance of the leases post-sale. The Company used part of the proceeds to pay down the outstanding $75 million principal balance of the Xchange Leasing 2016 Secured Revolving Credit Facility, which was subsequently terminated in January 2018.

Pier 70

Upon completion of construction in February 2018, the Company evaluated the arrangement under the provisions of ASC 840-40. Due to the Company’s continuing involvement in the project, the arrangement will continue to be accounted for as buildings within property and equipment, net, and its corresponding financing obligation. The underlying building assets, including improvements paid by the Company, of approximately $45 million will be depreciated over the building’s estimated useful life, which is 30 years.

Mission Bay 3 & 4

In March 2018, the Company entered into a JV with two partners to develop, manage, operate and maintain two office buildings and related site improvements in San Francisco. The Company will own 45.0% of the JV, with the two partners owning 45.0% and 10.0%, respectively. The Company contributed $144 million at the formation of the JV. Funding of the remaining construction costs are to come from a construction loan obtained by the JV where the Company provides limited guarantee. The Company is evaluating the nature of its investment to determine proper accounting treatment of the JV.

Concurrently with the JV formation, the Company entered into 20-year lease agreements with the JV to use the two office buildings as the Company’s future headquarters. Total commitments under the lease agreements are $1.0 billion over the 20-year period. The lease agreements also include 14-year extensions that are exercisable at the Company’s sole option.

Second Secured Term Loan

In April 2018, the Company entered into a secured term loan agreement with a syndicate of lenders to issue secured floating-rate term loans totaling $1.5 billion with a maturity date of April 2025 (the “Second Secured Term Loan”) that are pari passu with the existing Senior Secured Term Loan. The debt discount of $8 million will be amortized to interest expense at an effective interest rate of 6.15%. Interest is payable in arrears quarterly. The Company has the option of selecting either (a) a customary LIBOR adjusted for statutory reserve requirements for Eurodollar liabilities (if any), with a LIBOR floor of 1.0% plus a credit spread of 4.0%, or (b) the greatest of i) the overnight Federal Funds effective rate (as published by the Federal Reserve Bank of New York), with a floor of 0.0%, plus 0.5%, ii) the Wall Street Journal Prime Rate, and iii) LIBOR with a one-month interest period, adjusted for statutory reserve requirements for Eurodollar liabilities (if any), plus 1.0% (with a floor under clause i), ii) and iii) of 2.0%) plus a credit spread of 3.0%. One quarter of 1.0% of the principal and accrued and unpaid interest are due and payable in equal quarterly amounts as set forth in the Second Secured Term Loan agreement, with any remaining balance due and accrued and unpaid interest due at maturity. The Second Secured Term Loan is guaranteed by certain material domestic restricted subsidiaries of the Company. The Second Secured Term Loan agreement contains customary covenants restricting the Company and certain of its subsidiaries’ ability to incur debt, incur liens and undergo certain fundamental changes, but does not contain any financial covenants. The credit agreement also contains customary events of default. The agreement is collateralized by certain intellectual property of the Company and equity of certain material foreign subsidiaries.

Grab

In March 2018, two wholly-owned subsidiaries of the Company signed and closed an agreement with Grab Holdings Inc. (“Grab”), pursuant to which Grab acquired certain assets, including Partner, Rider, and Eater

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

contracts in the region, and assumed certain liabilities of the Company in Southeast Asia. In exchange for contributing the Company’s operations in Southeast Asia to Grab, the Company received Series G preference shares representing 26.6% of the share capital of Grab on a fully-diluted basis. The Company’s 26.6% ownership in Grab could change as a result of the 0.9% share capital allocated to the equity pool for former Uber employees who joined Grab post close. If share capital allocated to the equity pool for former Uber employees are forfeited before vesting, the equivalent value of Grab Series G preference shares will be issued to Uber. In addition, the Company’s Chief Executive Officer will join Grab’s Board of Directors and Compensation Committee.

The agreement contains other provisions, covenants, representations and warranties made by the Company and Grab that are typical in transactions of this size, type and complexity. At the Closing, the Company and Grab entered into a transition services agreement providing for two weeks of transition services between the parties, subject to certain extensions in certain circumstances. In addition, the agreement provides that the parties will indemnify each other for breaches of these representations, warranties and covenants and for certain other matters, subject to certain limitations as provided in the definitive agreements.

Didi Contingent Warrant

As discussed in Note 4 – Fair Value Measurements, in connection with the sale of Uber China to Didi in August 2016, the Company committed to issue to Didi a warrant for 3,618,260 shares of Series G redeemable convertible preferred stock at an exercise price of $0.00001 per share as part of the divestiture of Uber China, subject to the closing of Didi’s investment. The contingent warrant was subsequently issued to Didi in February 2017 upon the closing of Didi’s investment. The vesting schedule for the contingent warrant was subject to certain restrictions on Didi, including a restriction on certain investments outside of Asia in an aggregate amount in excess of certain U.S. dollar threshold (the “Significant Investment Amount”) for a period of six years (four year initial term plus two automatic one year extensions). The warrant vests on a monthly basis over a four year period from the issuance date, provided Didi has not exceeded the Significant Investment Amount. On February 5, 2018, the Company was notified by Didi that Didi closed on an investment outside of Asia in an aggregate amount in excess of the Significant Investment Amount on January 26, 2018. Unvested shares related to the contingent warrant were forfeited in January 2018, and the Company will recognize a gain in 2018 of $120 million.

Note 19 – Events Subsequent to Original Issuance of Financial Statements (unaudited)

The Company has evaluated subsequent events after May 2, 2018 through March 11, 2019, the date the consolidated financial statements were available for reissuance.

Uber Russia/CIS and Grab

As a result of the transfer of the Company’s Russia/CIS and Southeast Asia activities, the Company recognized a total pre-tax gain of $3.2 billion in 2018 and recorded investments of $3.7 billion on the consolidated balance sheet, representing the fair value of the shares of the newly formed entities with Yandex and Grab received in exchange for the consideration transferred.

JUMP Acquisition

In May 2018, the Company acquired 100% of the equity interests of Social Bicycles Holdings, Inc. (“JUMP”), a dockless e-bike sharing private company based in Brooklyn, New York. The acquisition of JUMP has been accounted for as a business combination. The purchase price of $139 million ($46 million in cash and $93 million in the Company’s common stock) was allocated as follows: $37 million to developed technology, $2 million to deferred tax liabilities, $10 million to assets acquired and $4 million to liabilities assumed based on their estimated fair value on the acquisition date, and the excess of $98 million of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill is primarily attributable to the expected

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

synergies arising from the acquisition including the ability to gain efficiencies with the use of JUMP’s technology and existing processes. The goodwill is not deductible for U.S. income tax purposes. The developed technology is amortized on a straight-line basis over its estimated useful life of up to 5 years. Amounts of assets and liabilities recognized as of the acquisition date are provisional and subject to change within the measurement period as the fair value assessments are finalized.

Lion City Rentals

In May 2018, the agreement executed in December 2017 pursuant to which ComfortDelGro would acquire 51% of the equity ownership interests in LCR was terminated without penalties. Refer to Note 3 – Assets and Liabilities Held for Sale for further information. Management remains committed to the sale of the LCR assets.

Repricing of the 2016 Senior Secured Term Loan

In June 2018, the Company entered into an amendment to the 2016 Senior Secured Term Loan agreement which reduced the interest rate on the outstanding balance of the 2016 Senior Secured Term Loan as of the amendment date. After the amendment, the Company has the option of selecting either (a) a customary LIBOR adjusted for statutory reserve requirements for Eurodollar liabilities (if any), with a LIBOR floor of 0.00% plus a credit spread of 3.50%, or (b) the greatest of i) the overnight federal funds effective rate (as published by the Federal Reserve Bank of New York), with a floor of 0.00%, plus 0.50%, ii) the Wall Street Journal Prime Rate, and iii) LIBOR with a one-month interest period, adjusted for statutory reserve requirements for Eurodollar liabilities (if any), plus 0.00% (with a floor under clause i), ii) and iii) of 2.00%) plus a credit spread of 2.50%. The maturity date for the 2016 Senior Secured Term Loan remains July 13, 2023. The amendment qualified as a debt modification that did not result in an extinguishment.

2015 Unsecured Revolving Credit Facility Amendment

In June 2018, the Company entered into an amendment to the 2015 Unsecured Revolving Credit Facility which extended the maturity date to June 13, 2023 for all commitments other than $250 million of commitments, which remained set to mature on June 26, 2020. In October 2018, the Company entered into an amendment to the 2015 Unsecured Revolving Credit Facility to replace one of the lenders and to extend the maturity date for the remaining $250 million of commitments to June 13, 2023.

Tender Offer

In May 2018, a consortium of third parties (collectively, the “Buyers”) entered into an agreement to purchase up to 15 million shares (of any series or class) at $40.00 per share from existing shareholders and employees pursuant to a tender offer. In July 2018, the tender offer closed and the Buyers purchased 15 million shares for total proceeds of $600 million, representing an ownership interest of approximately 0.97% of the outstanding shares of the Company on a fully-diluted basis as of the closing of the tender offer. The tender price did not exceed the fair value of the Company’s common and redeemable convertible preferred stock, therefore, no stock-based compensation expense was recorded as a result of this tender offer.

Lime Investment

In July 2018, the Company made an investment in Neutron Holdings, Inc. (“Lime”), a transportation rental company that operates bicycle and scooter sharing in various cities and is headquartered in San Francisco, California. The Company invested $30.0 million in cash in exchange for 164 million shares of Series C preferred stock of Lime. This equity investment represents an ownership interest of approximately 3% in Lime’s outstanding equity as of the issuance date. The equity investment includes a put option, under which the Company may put all or a portion of its investment back to Lime at any time at its original purchase price per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

similar recapitalization with respect to the Series C preferred stock. In addition, Lime granted the Company a warrant to purchase up to 1,313 million shares of Lime’s Series C-1 preferred stock at a purchase price per share equal to $0.0001. Lime’s Series C-1 preferred stock is substantially similar to Lime’s Series C preferred stock in all respects except that holders of Series C-1 preferred stock are not entitled to participate in separate Series C class votes. The vesting of the Series C-1 preferred stock warrant shares is dependent on certain time based and performance conditions in connection with a commercial integration agreement between Lime and the Company, and the warrants will expire upon the earliest of five years post-issuance, 30 days after the termination of the agreement, and a deemed liquidation event of Lime. The Company’s investment in Lime will be classified as an available-for-sale debt security, and the Company has elected to apply the fair value option for this investment. Changes in the fair value of the investment will be recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss.

Toyota Investment

In August 2018, Toyota Motor Corp. (“Toyota”) agreed to purchase 10 million shares of the Company’s Series G-1 redeemable convertible preferred stock at a purchase price of $48.77 per share. The investment closed in October 2018. Upon closing in October 2018, Toyota and its affiliates held an ownership stake representing less than 1% of the Company’s outstanding shares. In addition to the investment, Toyota and the Company entered into a memorandum of understanding, which describes the collaboration projects that the two parties may enter into in the future relating to the development of autonomous driving and mobility.

2016 SGD Secured Revolving Credit Facility Prepayment Payoff

In August 2018, LCR voluntarily paid off the outstanding balance of the 2016 SGD Secured Revolving Credit Facility and the facility was concurrently terminated. Refer to Note 8 – Long-Term Debt and Revolving Credit Arrangements for further information.

November 2016 Data Security Incident Settlement

In September 2018, the Company announced a settlement with all states and the District of Columbia involving the payment of $148 million and updates to privacy and security business practices. Refer to Note 15 – Commitments and Contingencies for further information.

Private Placement Offering of Senior Unsecured Notes

In October 2018, the Company entered into note purchase agreements with purchasers to issue five-year and eight-year senior unsecured term notes (the “Senior Unsecured Notes”) in a private placement offering totaling $2.0 billion. The Senior Unsecured Notes were issued in November 2018. The first tranche of Senior Unsecured Notes was for an aggregate principal amount of $500 million with a 7.50% annual coupon and a maturity date of November 2023. The second tranche of Senior Unsecured Notes was for an aggregate principal amount of $1.5 billion with a 8.00% annual coupon and a maturity date of November 2026. The Senior Unsecured Notes is guaranteed by certain material domestic restricted subsidiaries of the Company, of which there are currently none. The Senior Unsecured Notes indenture contains customary covenants restricting the Company and certain of its subsidiaries’ ability to incur debt and incur liens, but does not contain any financial covenants.

Sale of Lion City Rentals

On January 4, 2019, the Company executed an agreement with Waydrive Holdings Pte. Ltd. (“Waydrive”) to sell the Lion City Rentals business, specifically 100% of the equity interests of Lion City Rentals Pte. Ltd. (“LCR”) and its subsidiary LCRF Pte. Ltd (“LCRF”). Waydrive is a joint venture between Toh Motors Pte. Ltd., a luxury car rental company based in Singapore, and Motor-Way Credit Pte Ltd., a recognized agent for major financial institutions and banks that offer competitive vehicle financing options for retail and wholesale

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

customers. Fair value of consideration received includes approximately SGD 419 million of cash for the assets and liabilities of LCR and LCRF (which is subject to post-closing adjustments) and up to SGD 47 million of contingent consideration receivable for certain VAT receivables and receivables from certain commercial counterparties, including receivables for vehicles that LCRF had previously committed to sell to third parties, in each case, if and when received by LCR or LCRF. The transaction closed on January 25, 2019.

Equity Incentive Plans

On January 28, 2019, the Company’s Board of Directors approved an amendment to the 2013 Plan to increase the number of shares of common stock reserved for issuance by 85 million shares, for a total of 293 million shares reserved.

Confidential Treatment Requested by Uber Technologies, Inc.

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APPENDIX F-I

UBER TECHNOLOGIES, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

The table below details the activity of the allowance for doubtful accounts, deferred tax asset valuation allowance, and insurance reserves for the years ended December 31, 2016 and 2017:

(in millions)	Balance at Beginning of Period	Additions(1)	Deductions	Balance at End of Period
Year Ended December 31, 2016
Allowance for doubtful accounts	$15	$110	$(108)	$17
Deferred tax asset valuation allowance	$347	$535	$—	$882
Insurance reserves	$191	$702	$(181)	$712
Year Ended December 31, 2017
Allowance for doubtful accounts	$17	$174	$(163)	$28
Deferred tax asset valuation allowance	$882	$192	$—	$1,074
Insurance reserves	$712	$1,687	$(403)	$1,996

(1)

Additions to insurance reserves include $79 million and $318 million for the years ended December 31, 2016 and 2017, respectively, for changes in estimates resulting from new developments in prior period claims.

F-I

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Confidential Treatment Requested by Uber Technologies, Inc.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Uber,” the “company,” “we,” “our,” “us,” or similar terms refer to Uber Technologies, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount Paid or To Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	to be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We intend to enter into indemnification agreements with our directors and officers in connection with this offering, whereby we will agree to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Uber, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of Uber.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since September 1, 2015.

Sales of Preferred Stock

(1)    In September 2015, we sold an aggregate of 6,431,358 shares of Series F redeemable convertible preferred stock to a total of seven accredited investors at a purchase price per share of $39.638581 for an aggregate purchase price of $254,929,905.08.

(2)    In October 2015, we sold an aggregate of 2,901,210 shares of Series F redeemable convertible preferred stock to a total of five accredited investors at a purchase price per share of $39.638581 for an aggregate purchase price of $114,999,847.58.

(3)    In November 2015, we sold an aggregate of 25,227 shares of Series F redeemable convertible preferred stock to one accredited investor at a purchase price per share of $39.638581 for an aggregate purchase price of $999,962.49.

(4)    In November 2015, we issued 805,772 shares of Series D redeemable convertible preferred stock to one accredited investor at a per share exercise price of $15.51305 pursuant to the exercise of a warrant.

(5)    In December 2015, we sold an aggregate of 19,417,483 shares of Series G redeemable convertible preferred stock to a total of seventy-seven accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $947,033,908.06.

(6)    In January 2016, we sold an aggregate of 88,062 shares of Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $4,294,979.94.

(7)    In February 2016, we sold an aggregate of 18,555,860 shares of Series G redeemable convertible preferred stock to a total of ten accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $905,010,634.66.

(8)    In February 2016, we issued 102,517 shares of Series G redeemable convertible preferred stock to one accredited investor at a per share exercise price of $0.01 pursuant to the exercise of a warrant.

(9)    In March 2016, we sold an aggregate of 2,562 shares of Series G redeemable convertible preferred stock to one accredited investor at a purchase price per share of $48.772228 for an aggregate purchase price of $124,954.45.

(10)    In April 2016, we sold an aggregate of 209,647 shares of Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $10,224,951.28.

(11)    In May 2016, we sold an aggregate of 1,742,795 shares of Series G redeemable convertible preferred stock to a total of four accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $84,999,995.10.

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(12)    In June 2016, we sold an aggregate of 73,812,498 shares of Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $3,599,999,981.71.

(13)    In August 2016, we sold an aggregate of 410,069 shares of Series G redeemable convertible preferred stock to one accredited investor at a purchase price per share of $48.772228 for an aggregate purchase price of $19,999,978.76.

(14)    In September 2016, we sold an aggregate of 4,203,211 shares of Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $204,999,965.22.

(15)    In October 2016, we sold an aggregate of 206,675 shares of Series G redeemable convertible preferred stock to one accredited investor at a purchase price per share of $48.772228 for an aggregate purchase price of $10,080,000.22.

(16)    In November 2016, we sold an aggregate of 123,020 shares of Series G redeemable convertible preferred stock to a total of two accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $5,999,959.49.

(17)    In January 2017, we sold an aggregate of 20,503 shares of Series G redeemable convertible preferred stock to one accredited investor at a purchase price per share of $48.772228 for an aggregate purchase price of $999,976.99.

(18)    In February 2017, we sold an aggregate of 20,646,993 shares of Series G redeemable convertible preferred stock to a total of four accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $1,006,999,850.11.

(19)    From March 2017 through December 2017, we sold an aggregate of 753,804 shares of Series G redeemable convertible preferred stock to one accredited investor at a per share exercise price of $0.00001 pursuant to the exercise of a warrant.

(20)    In July 2017, we issued 1,024,963 shares of Series G redeemable convertible preferred stock to one accredited investor upon the net issuance exercise of a warrant.

(21)    In January 2018, we sold an aggregate of 25,629,340 shares of Series G-1 redeemable convertible preferred stock to a total of sixty one accredited investors at a purchase price per share of $48.772228 for an aggregate purchase price of $1,250,000,013.97.

(22)    In March 2018, we issued an aggregate of 5,125,868 shares of Series G-2 redeemable convertible preferred stock to one accredited investor in consideration of a settlement agreement.

(23)    In August 2018, we issued 53,438 shares of Series G redeemable convertible preferred stock to one accredited investor upon the net issuance exercise of a warrant.

(24)    In October 2018, we issued 10,251,736 shares of Series G-1 redeemable convertible preferred stock to one accredited investor at a per share purchase price of $48.772228 for an aggregate purchase price of $500,000,005.59.

The offers, sales, and issuances of the securities described in (1) through (24) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”) or Rule 506 of Regulation D (“Rule 506”) promulgated thereunder as transactions by an

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Plan-Related Issuances

(25)    From September 1, 2015 through February 28, 2019, we granted to our directors, employees, consultants and other service providers options to purchase 12,245,756 shares of our common stock with per share exercise prices ranging from $1.01 to $41.65 under our 2013 Plan.

(26)    From September 1, 2015 through February 28, 2019, we issued to our directors, employees, consultants and other service providers an aggregate of 17,378,764 shares of our common stock at a per share purchase prices ranging from $0.3295 to $41.65 pursuant to exercises of options granted under our 2013 Plan.

(27)    From September 1, 2015 through February 28, 2019, we issued to our directors, employees, consultants, and other service providers an aggregate of 7,656,976 shares of our common stock at a per share purchase prices ranging from $0.00175 to $0.08225 pursuant to exercises of options granted under our 2010 Plan.

(28)    From September 1, 2015 through February 28, 2019, we issued to our directors, employees, consultants, and other service providers an aggregate of 163,263,784 RSUs to be settled in shares of our common stock under our 2013 Plan.

(29)    In April 2017, we issued to one employee RSUs with a grant date intrinsic value equal to $23,750,000 to be settled in a number of shares of our common stock under our 2013 Plan as determined based on the price per share of our common stock upon the vesting date of such RSUs.

(30)    From September 1, 2015 through February 28, 2019, we issued to our directors, employees, consultants, and other service providers SARs for an aggregate of 582,620 shares of our common stock under our 2013 Plan.

(31)    From September 1, 2015 through February 28, 2019, we issued to our directors, employees, consultants, and other service providers restricted stock awards for an aggregate of 12,467,771 shares of our common stock under our 2013 Plan.

The offers, sales and issuances of the securities described in (25) through (31) above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Other Issuances

(32)    In October 2015, we issued an aggregate of 67,483 RSUs to be settled in shares of our common stock to two accredited investors.

(33)    In February 2018, we issued 31,108 shares of common stock to one accredited investor at a per share exercise price of $0.01 pursuant to the exercise of a warrant.

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Pursuant to 17 C.F.R. Section 200.83

(34)    In November 2018, we issued 3,001 shares of common stock to one accredited investor at a per share exercise price of $0.01 pursuant to the exercise of a warrant.

The offers, sales and issuances of the securities described in (32) through (34) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Private Placements of Notes

(35)    From September 2015 through December 2015, we issued Unsecured PIK Convertible Notes in the aggregate principal amount of $667,535,719.40 to five accredited investors.

(36) In October 2015, we issued convertible promissory notes in the aggregate principal amount of $50,000,000 to two accredited investors.

(37)    In November 2018, we issued an aggregate of $1,500,000,000 8.00% senior notes due 2026 and an aggregate of $500,000,000 7.50% senior notes due 2023.

The offers, sales and issuances of the securities described in (35) through (37) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Warrants

(38)    In September 2015, we issued a warrant to purchase 50,455 shares of our common stock to one accredited investor at an exercise price of $36.638581 per share.

(39)    In October 2015, we issued a warrant to purchase 805,772 shares of our Series D redeemable convertible preferred stock to one accredited investor at an exercise price of $15.51305 per share.

(40)    In January 2016, we issued a warrant to purchase 2,523 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

(41)    In February 2016, we issued a warrant to purchase 205,034 of our Series G redeemable convertible preferred stock to one accredited investor at an exercise price of $0.01 per share.

(42)    In February 2016, we issued a warrant to purchase 820,138 of our Series G redeemable convertible preferred stock to one accredited investor at an exercise price of $0.01 per share.

(43)    In March 2016, we issued a warrant to purchase 82,011 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

(44)    In June 2016, we issued a warrant to purchase 512,587 of our Series G redeemable convertible preferred stock to one accredited investor at an exercise price of $0.01 per share.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

(45)    In June 2016, we issued a warrant to purchase 1,025,174 of our Series G redeemable convertible preferred stock to one accredited investor at an exercise price of $0.01 per share.

(46)    In January 2017, we issued a warrant to purchase 31,108 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

(47)    In January 2017, we issued a warrant to purchase 72,584 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

(48)    In February 2017, we issued a warrant to purchase 3,618,260 of our Series G redeemable convertible preferred stock to one accredited investor at an exercise price of $0.00001 per share.

(49)    In April 2017, we issued a warrant to purchase 3,001 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

(50)    In April 2017, we issued a warrant to purchase 3,001 shares of our common stock to one accredited investor at an exercise price of $0.01 per share.

The offers, sales and issuances of the securities described in (38) through (50) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Acquisitions and Joint Ventures

(51)    In July 2016, we issued to our directors, employees, consultants, and other service providers restricted stock awards for an aggregate of 116,676 shares of our common stock in connection with our acquisition of shares of a company.

(52)    In December 2016, we issued to our directors, employees, consultants, and other service providers an aggregate of 27,970 RSUs to be settled in shares of our common stock in connection with our acquisition of shares of a company.

(53) From December 2016 through March 2017, we issued to our directors, employees, consultants, other service providers, and accredited investors restricted stock awards for an aggregate of 484,601 shares of our common stock in connection with our acquisition of shares of a company.

(54)    In February 2018, we issued 1,527,507 shares of our common stock to one entity in connection with our acquisition of shares of a company.

(55)    In May 2018, we issued 2,605,148 shares of our common stock to certain of our directors, employees, consultants, other service providers, and accredited investors in connection with our acquisition of shares of a company, of which 458,748 are currently held in escrow by us for satisfaction of potential indemnification claims related to the acquisition of shares of such company.

The offers, sales and issuances of the securities described in (51) through (55) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index prior to the signature page below for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedule.

Schedule II – Valuation and Qualifying Accounts is included in the consolidated financial statements, which form part of this registration statement, and incorporated herein by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect prior to the closing of this offering.

3.3+	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect prior to the closing of this offering.

4.1*	Form of Common Stock Certificate of the Registrant.

4.2+	Amended and Restated Bylaws of the Registrant, as currently in effect (included as Exhibit 3.3).

4.3+	Indenture, relating to the Registrant’s 7.50% Senior Notes due 2023, by and between the Registrant and U.S. Bank National Association, dated November 7, 2018.

4.4+	Form of 7.50% Senior Note due 2023.

4.5+	Indenture, relating to the Registrant’s 8.00% Senior Notes due 2026, by and between the Registrant and U.S. Bank National Association, dated November 7, 2018.

4.6+	Form of 8.00% Senior Note due 2026.

4.7+	Form of Unsecured PIK Convertible Note due 2021.

4.8+	Form of Unsecured PIK Convertible Note due 2022.

5.1*	Opinion of Cooley LLP.

10.1+	Amended and Restated 2010 Stock Plan and related forms of award agreements.

10.2+	Amended and Restated 2013 Equity Incentive Plan and related forms of award agreements.

10.3*	2019 Equity Incentive Plan and related form of award agreements.

10.4*	2019 Employee Stock Purchase Plan and related form of award agreements.

10.5*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.6+	Unsecured PIK Convertible Notes Purchase Agreement, by and among the Registrant, DRT Investors Master Fund LP, Canyon Value Realization Fund, L.P., Canyon-TCDRS Fund, LLC, Canyon Blue Credit Investment Fund L.P., and Vulcan Capital Growth Equity LLC, dated December 3, 2014.

10.7+	Amendment No. 1 to Unsecured PIK Convertible Notes Purchase Agreement, by and between the Registrant and DRT Investors Master Fund LP, dated December 15, 2014.

10.8+	Unsecured PIK Convertible Notes Purchase Agreement, by and among the Registrant, Hillhouse UB Note Holdings, L.P., ICQ Opportunities Fund 4, L.P., ICQ Opportunities Fund 5, L.P., Vulcan Capital Growth Equity LLC, and Magnetar Financial LLC as Trustee for Magnetar Investments (Delaware) LLC, dated June 5, 2015.

10.9+	Amendment No. 1 to Unsecured PIK Convertible Notes Purchase Agreement, by and between the Registrant and Hillhouse UB Note Holdings, L.P., dated September 2, 2015.

10.10+	Amendment No. 2 to Unsecured PIK Convertible Notes Purchase Agreement, by and among the Registrant, Hillhouse UB Note Holdings, L.P., and ICQ Opportunities Fund 4, L.P., dated September 24, 2015.

10.11+	Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, the Issuing Banks party thereto, and Morgan Stanley Senior Funding, Inc., dated June 26, 2015.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Exhibit

10.12+	Amendment No. 1 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated November 17, 2015.

10.13+	Amendment No. 2 to Revolving Credit Agreement, by and between the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated December 21, 2015.

10.14+	Joinder Agreement to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated March 21, 2016.

10.15+	Amendment No. 4 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated July 13, 2016.

10.16+	Amendment No. 5 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated June 13, 2018.

10.17+	Amendment No. 6 to Revolving Credit Agreement, by and among the Registrant, the Lenders party thereto, each Issuing Bank party thereto, and Morgan Stanley Senior Funding, Inc., dated October 25, 2018.

10.18+	Term Loan Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated July 13, 2016.

10.19+	Amendment No. 1 to Term Loan Agreement, by and among the Registrant, the Lenders party thereto, and Morgan Stanley Senior Funding, Inc., dated June 13, 2018.

10.20+	Term Loan Agreement, by and among the Registrant, the Lenders party thereto, and Cortland Capital Market Services LLC, dated April 4, 2018.

10.21†+	Google Maps for Work Master Agreement, by and between the Registrant and Google Inc., dated October 29, 2015.

10.22†+	Amendment No. 1 to Google Maps for Work Master Agreement, by and between the Registrant and Google Inc., dated August 15, 2017.

10.23†+	Google Cloud Order Form, by and between the Registrant and Google LLC, dated December 10, 2018.

10.24*	Employment Agreement, by and between the Registrant and Dara Khosrowshahi, dated , 2019.

10.25*	Employment Agreement, by and between the Registrant and Barney Harford, dated , 2019.

10.26*	Employment Agreement, by and between the Registrant and Nelson Chai, dated , 2019.

10.27*	Employment Agreement, by and between the Registrant and Thuan Pham, dated , 2019.

10.28*	Employment Agreement, by and between the Registrant and Nikki Krishnamurthy, dated , 2019.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1*	Power of Attorney (see page II-10 to this registration statement).

*	To be filed by amendment. All other exhibits are filed herewith.
+	Previously filed.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on                 , 2019.

UBER TECHNOLOGIES, INC.

By:
Name:	Dara Khosrowshahi
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Dara Khosrowshahi, Nelson Chai, and Tony West, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dara Khosrowshahi	Chief Executive Officer and Director (Principal Executive Officer)	, 2019

Nelson Chai	Chief Financial Officer (Principal Financial Officer)	, 2019

Glen Ceremony	Chief Accounting Officer and Global Corporate Controller (Principal Accounting Officer)	, 2019

Ronald Sugar	Chairperson of the Board of Directors	, 2019

Ursula Burns	Director	, 2019

Garrett Camp	Director	, 2019

Confidential Treatment Requested by Uber Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Matt Cohler	Director	, 2019

Ryan Graves	Director	, 2019

Arianna Huffington	Director	, 2019

Travis Kalanick	Director	, 2019

Wan Ling Martello	Director	, 2019

H.E. Yasir Al-Rumayyan	Director	, 2019

John Thain	Director	, 2019

David Trujillo	Director	, 2019